                              FINANCIAL REPORT 2003
                       & CONSOLIDATED FINANCIAL STATEMENTS
                             AS AT DECEMBER 31, 2003

Preliminary note: Vivendi Universal considers the following non-GAAP measures to be important indicators of the company's operating or financial performance:

      - pro forma financial information (revenues, operating income) as recommended by French GAAP

      - cash flow from operations and proportionate cash flow from operations

      -     adjusted net income

      -     financial net debt

Each of these non-GAAP measures are defined in their dedicated section of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with generally accepted accounting principles used to report the performance of Vivendi Universal. Moreover it should be noted that these indicators, as determined by Vivendi Universal, may be defined and calculated differently by other companies, thereby affecting comparability.

As a reminder, foreign currency transactions are converted into euros at the exchange rate on the transaction date. The resulting exchange gains or losses are recorded in current period earnings. For further details, please refer to
Note 1 to the Consolidated Financial Statements.

                       MANAGEMENT DISCUSSION AND ANALYSIS

1-    MAIN DEVELOPMENTS

HAVING SURMOUNTED LIQUIDITY AND DEBT ISSUES IN 2002, VIVENDI UNIVERSAL HAS EMERGED AS A MAJOR PLAYER IN THE MEDIA AND TELECOM INDUSTRIES. THIS IS THE RESULT OF A SERIES OF ACTIONS TAKEN OVER AN EIGHTEEN MONTH PERIOD FROM THE SUMMER OF 2002 TO THE END OF 2003.

      1.1.  2003 DEVELOPMENTS

IN 2003, VIVENDI UNIVERSAL INVESTED E6.0 BILLION OF WHICH E1.6 BILLION OF CAPITAL EXPENDITURES IN ITS CORE BUSINESSES AND E4 BILLION TO INCREASE ITS STAKE IN SFR CEGETEL GROUP (FOR MORE DETAILS, PLEASE REFER TO SECTION 4.3 "CASH FLOWS"). IN ADDITION, IN 2003, VIVENDI UNIVERSAL FORMED A STRATEGIC ALLIANCE BETWEEN VUE AND NBC. IT ALSO DECIDED TO INCREASE ITS STAKE IN MAROC TELECOM, REFOCUSED, RESTRUCTURED AND RECAPITALIZED CANAL+ GROUP FOR CLOSE TO E3 BILLION, DID ITS BEST EFFORT TO DIVEST ITS INTEREST IN ELEKTRIM TELEKOMUNIKACJA, ELIMINATED MAJOR CASH DRAINS, DIVESTED NON STRATEGIC ASSETS WITH PROCEEDS OF APPROXIMATELY E3 BILLION, AND REFINANCED ITS DEBT THROUGH A SERIES OF TRANSACTIONS DESCRIBED IN SECTION 4 "LIQUIDITY".

                  1.1.1. SFR CEGETEL GROUP

In January 2003, Vivendi Universal purchased BT Group's 26% interest in Cegetel Groupe SA for E4 billion thereby increasing its voting interest in the French telecommunications operator from 59% to 85% and its ownership interest from 44% to 70% (approximately 56% ownership interest in SFR, its mobile subsidiary). The acquisition of this interest from BT Group was made through Societe d'investissement pour la telephonie (SIT), as follows:

      a. SIT, wholly owned, controlled and consolidated by Vivendi Universal, became the legal owner of the 26% shareholding at an acquisition cost of E4 billion.

      b. SIT financed this acquisition by a E2.7 billion cash contribution of Vivendi Universal and by a non-recourse loan of E1.3 billion which had a scheduled maturity of June 30, 2004. Debt service of this loan, which was drawn on January 23, 2003, was expected to be provided by dividends paid in respect of its 26% shareholding in Cegetel Groupe SA. This loan was reimbursed in July 2003 out of the proceeds of the issuance of five-year Senior Notes.

         As a consequence of the repayment of its credit facility SIT has been merged with Vivendi Universal in November 2003, allowing the group to simplify the ownership structure of the 26% stake in Cegetel Groupe SA acquired in January 2003, and thereby to increase its access to dividends from Cegetel Groupe SA.

      c. In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of E1 billion, redeemable on November 25, 2005 in Vivendi Universal new shares. This transaction is described in the note 13 to the Consolidated Financial Statements.

As a result of this transaction, Cegetel Groupe SA which was consolidated by Vivendi Universal with a 44% ownership interest, has been consolidated with a 70% ownership interest since January 23, 2003 (approximately 56% ownership interest in SFR, its mobile subsidiary).

During the year, Vivendi Universal signed with Vodafone Group Plc a number of agreements designed to further improve the performance of SFR Cegetel Group, as well as optimize the cash flows between SFR Cegetel Group and its shareholders:

      - Vodafone and SFR have signed an agreement to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone live! and development of operational synergies in procurement (including IT and technology) and best practice sharing. The partners expect that these arrangements will further enhance SFR's competitiveness and will therefore benefit both SFR's customers and shareholders.

      - On December 18, 2003, the extraordinary shareholders meeting of Cegetel Groupe S.A. approved the simplification of the Group structure through the merger of Transtel, Cofira and SFR into Cegetel Groupe SA holding company. The new company resulting from the merger, which is both the mobile phone operator and the holding company of the group, is renamed SFR. It is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. In connection with this simplification, an amendment to the Cegetel shareholders agreement was signed in order to include the




                                                               French GAAP Basis

            SFR shareholders agreement specific provisions. This document is available at: http://www.vivendiuniversal.com. The Group comprised of SFR and its subsidiaries and the fixed line operator Cegetel is now named SFR Cegetel Group.

      - In 2004, SFR Cegetel Group will implement the dividend distribution plan agreed by its two main shareholders, which will in part involve the distribution of premiums and reserves and the introduction of quarterly advance dividend payments. This should enhance the access of both shareholders to the cash flows generated by the merged entity. SFR is planning to distribute approximately E3.2 billion to its shareholders in 2004, of which E1.8 billion to Vivendi Universal. As a reminder, SFR Cegetel Group paid a E621 million dividend to Vivendi Universal in April 2003.

In parallel, in December 2003, SFR (formerly known as Cegetel Group) and SNCF (the French national railway company) decided to merge their fixed line business and approved the merger of Cegetel SA (fixed line operator, subsidiary of SFR) and Telecom Developpement (network operator, subsidiary of SNCF in which SFR had a minority interest). This entity is named Cegetel SA and the capital is held up to 65% by SFR and 35% by SNCF.

As a result of these transactions, the structure of SFR Cegetel Group is as follow:

SFR CEGETEL GROUP STRUCTURE AS OF         SFR CEGETEL GROUP STRUCTURE AS OF
       DECEMBER 31, 2002                           DECEMBER 31, 2003

      [GROUP STRUCTURE]                            [GROUP STRUCTURE]

* Stake acquired by Vodafone in 2003

                  1.1.2. COMBINATION OF VUE AND NBC IN VIEW OF FORMING NBC
                         UNIVERSAL ("NBC-UNIVERSAL TRANSACTION")

On October 8, 2003, Vivendi Universal and GE announced the signing of a definitive agreement for the combination of NBC and VUE. The new company, to be called NBC Universal, will be 80%-owned by GE, with 20% held by Universal Studios Holding III Corp., a Vivendi Universal subsidiary, subject to adjustment in the event that InterActiveCorp, which holds a 5.44% common interest in VUE, exercises its tag-along right to participate in the NBC-Universal Transaction. NBC Universal's assets will include: the NBC Television Network, Universal Pictures, television production studios, NBC Studios and Universal Television, a portfolio of cable networks, the NBC TV stations group, Spanish-language TV broadcaster Telemundo and its 15 Telemundo stations and interests in five theme parks. On a pro forma basis, NBC Universal is projected to have 2003 revenues of more than $13 billion from a diverse group of complementary assets and 2003 EBITDA of nearly $3 billion.

As part of the transaction, GE is expected to pay at closing $3.65 billion of cash consideration, of which Vivendi Universal is expected to receive approximately $3.3 billion, subject to adjustment in the event that InterActiveCorp exercises its tag-along right to participate in the NBC-Universal Transaction. As a consequence of this transaction, Vivendi Universal will benefit from an approximately $3.2 billion (of which $1.7 billion related to the deconsolidation of VUE). Vivendi Universal will initially hold 3 out of 15 seats on the board of directors of NBC Universal. Beginning in 2006, Vivendi Universal will have the option to begin monetizing its ownership interest in NBC Universal at fair market value.

The closing of the NBC - VUE transaction is subject to regulatory and other conditions, including the defeasance of certain covenants of the VUE series A preferred stock owned by InterActiveCorp. This defeasance will be implemented in accordance with the terms of the VUE Partnership Agreement which specifically provides that certain covenants benefiting the holder of VUE series A preferred stock may be achieved through the posting of an irrevocable letter of credit in a form reasonably acceptable to such holder (i) in an amount equal to the expected face value of the VUE series A preferred stock at maturity and (ii) with an expiration date falling no earlier than the maturity date of the VUE series A preferred stock. Vivendi Universal has delivered a form of letter of credit satisfying the foregoing requirements to InterActiveCorp for its approval. InterActiveCorp has unreasonably withheld its consent in breach of the VUE Partnership Agreement. The matter is now before the Court of Chancery of the State of Delaware. A decision is expected in time for the NBC - Universal Transaction closing currently anticipated for the second quarter of 2004.

The terms of the NBC-Universal Transaction contemplate that Vivendi Universal and VUE may negotiate a restructuring of the existing VUE interests owned by InterActiveCorp, although such a restructuring is not a condition to the NBC-Universal Transaction.

Under the existing terms of the NBC-Universal Transaction, (i) Vivendi Universal is responsible for the cost of the required defeasance of certain covenants of the VUE series A preferred stock and the net costs of the dividends on the VUE series B preferred stock, and (ii) Vivendi Universal is entitled to certain economic benefits related to the value of the InterActiveCorp Stock. The terms of the NBC-Universal Transaction also contemplate that Vivendi Universal will be required to pledge a portion of its NBC Universal stock to secure its obligations with respect to the defeasance of the VUE series A preferred stock. In addition, so long as Vivendi Universal owns 3% of the capital stock of NBC Universal, General Electric will receive an additional non-pro rata dividend from NBC Universal in order to make General Electric whole for the after-tax cost of 94.56% of the 3.6% cash coupon on VUE series B preferred stock. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal Transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type.

As part of the agreements with General Electric, Vivendi Universal will receive demand registration rights on its NBC Universal shares that it will be able to exercise beginning in 2006. General Electric will have the right to pre-empt any Vivendi Universal sale to the market and under certain circumstances Vivendi Universal will be able to exercise a put option to NBC Universal. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal Transaction, General Electric will have the right to call either
(i) all of Vivendi Universal's NBC Universal shares or (ii) $4 billion of Vivendi Universal's NBC Universal shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal Transaction. If General Electric calls $4 billion, but not all, of Vivendi Universal's NBC Universal shares, General Electric must call the remaining NBC Universal shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal Transaction.

                                                               French GAAP Basis

Vivendi Universal's management believes that the NBC-Universal transaction gives no indication of any reduction of the carrying value in dollars of VUE, with the exception of potential foreign exchange adverse effect due to the euro/dollar exchange rate.

Main shareholder agreements entered into with General Electric at the time of the agreement to combine NBC and VUE are available at:
http://www.vivendiuniversal.com. For more details on future accounting impact of this transaction in 2004, please refer to Note 3 to the Consolidated Financial Statements.

In the context of this combination of VUE and NBC, Vivendi Universal has expanded VUE's relationship with DreamWorks Pictures by 7 years. In addition, it has agreed to acquire DreamWorks Records for approximately $100 million. The label's aesthetic extends to rock and pop, country, urban, film scores and soundtracks, and Broadway cast recordings. The DreamWorks Records transaction closed in January 2004.

                  1.1.3. MAROC TELECOM

On September 2, 2003, Vivendi Universal announced that its Board of Directors had approved a plan to increase the company's interest in Maroc Telecom from 35% to 51%. In application of the March 4, 2002 agreement signed by Vivendi Universal and the Kingdom of Morocco, the later had the opportunity to sell up to 16% of Maroc Telecom to third parties. This opportunity expired on September 1, 2003 and was not exercised. The Kingdom has still a put option on Vivendi Universal for this 16% stake. This put expires on June 30, 2005.

In the fourth quarter of 2003, following Vivendi Universal's Board of Directors4s decision taken on September 2, 2003, the Kingdom of Morocco and Vivendi Universal have started the valuation process of the 16% stake of Maroc Telecom with a view of closing this transaction in 2004.

Furthermore, Vivendi Universal received an underwritten commitment in December 2003 from two banks to finance part of the acquisition of the 16% equity interest in Maroc telecom. This commitment consists of a 5 billion of dirham facility split in two tranches with different maturity. The commitment received by Vivendi Universal for this financing expires on June 30, 2004. For more details on this facility, please refer to section 4: "Liquidity".

                  1.1.4. CANAL + GROUP

During 2003, Canal + has made significant progress in its turnaround efforts. It has refocused on its core Pay TV activities in France and the activities of StudioCanal. It has launched a number of initiatives to restructure and reposition these activities. It has exited most of its non core activities which often represented significant cash drains (see section below on divestitures). Also, on December 18, following Canal+ Group's extraordinary shareholders' meeting, Vivendi Universal recapitalized Canal+ Group for E3 billion through the incorporation of an inter-company loan. This transaction, which had been approved by Vivendi Universal Board of Directors on September 23, 2003, had no cash impact. As a result of this recapitalization, performances of Canal+ Group in 2003 and divestitures of non-core assets, Canal+ Group financial net debt was close to E1 billion at the end of 2003 versus approximately E5 billion on June 30, 2003. In February 2004, after the Sogecable shares held by Canal+ Group as well as the shareholders loan with Sogecable were transferred to Vivendi Universal, Canal+ Group financial net debt was reduced to approximately E500 million.

                  1.1.5. OPTIMIZATION OF THE TAX STRUCTURE: THE FRENCH
                         CONSOLIDATED INCOME TAX REGIME

On December 23, 2003 Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit System under Article 209 quinquies of the French Tax Code. For information, 14 French multi-national companies have enjoyed for several years or enjoyed the French Consolidated Income Tax Regime.

Indeed, due to the reorganization and simplification of the Group in progress over the last 18 months, the number of companies which might be comprised in the scope of consolidation decreased from 6,000, three years ago, down to 1,000, which makes the French Consolidated Income Tax Regime possible and attractive for Vivendi Universal.

If this request is approved by the Ministry of Finance, Vivendi Universal will be entitled to consolidate its own profits and losses (including French tax loss carry forwards) with the profits and losses of all of its qualifying domestic and foreign subsidiaries operating within and without France in calculating the consolidated taxable income of the VU tax group for French tax purposes. A qualifying subsidiary is one in which Vivendi Universal owns at least 50% of the outstanding shares, and would include, but not limited to, Universal Music Group, Maroc Telecom, after the acquisition of an additional 16% stake in Maroc Telecom, Canal Satellite, SFR, etc.

If this request is granted, it will apply for a period of 5 years beginning with the taxable year 2004.

By consolidating all its majority shareholdings under this System, Vivendi Universal is expected to rationalize its organizational structure and to assist its growth both in France and other countries by maximizing the value of its assets in the interest of its shareholders.

Vivendi Universal continues its on-going discussion with the French Ministry of Finance.

                  1.1.6. CASH DRAINS

During 2003, Vivendi Universal continued its efforts to eliminate its major cash drains. It essentially shut down its Internet activities, that generated approximately E2.5 billion losses over a 4 year period, divested a number of businesses that had previously generated significant losses (see divestiture section below), and refocused and restructured its headquarter activities (see section 1.2.3 "Reorganization of Vivendi Universal Headquarters").

                                                               French GAAP Basis

                  1.1.7.   2003 DIVESTITURES

IN 2003, VIVENDI UNIVERSAL CONTINUED TO MAKE PROGRESS TOWARDS ITS GOAL OF DIVESTING UP TO E 16 BILLION IN ASSETS BETWEEN JULY 2002 AND THE END OF 2004. WITH PROCEEDS CLOSE TO E3 BILLION FOR 2003, PROGRAM-TO-DATE PROCEEDS REACHED CLOSE TO E10 BILLION AT THE END OF 2003. MAJOR TRANSACTIONS
INCLUDE:

                                                                                       TOTAL        CASH
Date                                            ASSET                              CONSIDERATION  RECEIVED
----                                            -----                              -------------  --------
                                                                                         (in millions)
July 2002            B2B/Health                                                    E         150  E    150
July 2002            Lagardere                                                                44        44
July 2002            Vinci                                                                   291       291
August 2002          Vizzavi                                                                 143       143
December 2002        Houghton Mifflin                                                      1,567     1,195
December 2002        Other publishing                                                      1,138     1,121
December 2002        Veolia Environnment                                                   1,856     1,856
December 2002        EchoStar                                                              1,037     1,037
December 2002        Sithe Energies Inc.                                                     319       319
December 2002        Others                                                                  108       108
                                                                                   -------------  --------
                     TOTAL 2ND HALF 2002                                           E       6,653  E  6,264 (a)
                                                                                   =============  ========
February 2003        Consumer Press division                                       E         200  E    200
February 2003        Canal+ Technologies                                                     191       191 (b)
February/June 2003   InterActiveCorp warrants                                                600       600
April 2003           Telepiu                                                                 831       457 (c)
May 2003             Fixed line telecommunication in Hungary                                 315        10 (d)
May 2003             Comareg                                                                 135       135
May 2003             Interest in Vodafone Egypt                                               43        43
June 2003            Interest in Sithe International                                          40        40
June 2003            VUE Real Estate                                                         276       276 (e)
October 2003         Canal+ Nordic                                                            48        48 (f)
                     Other divestiture                                                       204       (35)
                                                                                   -------------  --------
                     TOTAL 2003                                                    E       2,883  E  1,965 (a)
                                                                                   =============  ========
                     TOTAL CLOSED 2ND HALF 2002 AND FULL YEAR 2003                 E       9,536  E  8,229
                     Other transactions signed but not closed as at December 31,
                     2003 (estimates)                                                      4,900     2,400 (g)
                                                                                   -------------  --------
                     TOTAL SIGNED FROM JULY 2002 TO DECEMBER 2003                  E      14,436  E 10,629
                                                                                   =============  ========

(a)      Actual amounts after deduction of divestiture fees and expenses.

(b) This amount includes a E90 million cash consideration which was received in 2002.

(c) The cash payment includes a E13 million adjustment corresponding to the reimbursement of accounts payable net of debt.

(d) Does not include a remaining amount of E10 million of deferred purchase consideration that may be received.

(e) Amounts subject to adjustment to reflect the deduction of divestiture fees and expenses, currency exchange rate fluctuations and purchase price adjustments.

(f) Does not include a remaining amount of approximately E7 million of differed purchase consideration received on the first quarter of 2004, excluding inter-company loan.

(g) Mainly comprised of expected consideration from NBC-Universal transaction signed in October 2003 and described in the section 1.1 "2003 developments". The consideration received is subject to intercompany loan closing conditions as described in section 4.1 of this financial report. In addition, Vivendi Universal will receive an equity consideration in NBC of approximately E4,300 million and will retain an interest in VUE with a carrying value of approximately E2,100. For more details on estimated impact of this transaction on Vivendi Universal's accounts, please refer to Note 3 to the Consolidated Financial Statements.

                  CANAL+ GROUP

         - CANAL+ TECHNOLOGIES: The sale of Vivendi Universal's 89% stake in Canal+ Technologies to Thomson was closed on January 31, 2003 for E191 million in cash. Given the previous impairment loss recorded against this investment, the divestiture generated a capital gain of E21 million.

         - TELEPIU: In April 2003, Vivendi Universal, Canal+ Group, News Corporation and Telecom Italia completed the sale of Telepiu, the Italian pay-TV platform. The consideration for this transaction amounted to E831 million, comprising debt of E374 million
         (after a capital contribution of E100 million) and E457 million in cash. The cash payment includes a E13 million adjustment relating to the reimbursement of the accounts payable net of debt adjustment. This transaction generated a capital gain of E215 million, after the reversal of a E352 million provision, resulting from unanticipated improvements in working capital registered by Telepiu in the first quarter of 2003.

         - DILUTION IN SOGECABLE: In connection with its merger with ViaDigital, a Telefonica subsidiary, Sogecable made a capital increase in July 2003 subscribed exclusively by Telefonica. As a consequence, Canal+ Group's ownership interest in Sogecable decreased from 21.27% to 16.38%. Following the termination of the shareholder agreement in Sogecable, which occurred on September 29, 2003 (as a result of the termination notice issued by Vivendi Universal and Canal+ Group in June 2003), Vivendi Universal ceased to equity account for Sogecable on October 1, 2003. This transaction generated a profit of dilution of E71 million. In addition, each of the three main shareholders (Canal+ Group, Prisa and Telefonica) granted a E50 million loan to Sogecable that will mature in 10 years' time. In February 2004, the 20,637,730 Sogecable shares held by Canal+ Group as well as the stock loan were transferred to Vivendi Universal.

         - CANAL+ NORDIC: In October 2003, Vivendi Universal and Canal+ Group sold Canal+ Television AB, the company in charge of its pay-television channel activities in the Nordic region, to a consortium made of equity firms Baker Capital and Nordic Capital. The transaction was based on an enterprise value of E70 million, resulting in a net contribution to the Group's debt reduction of approximately E48 million, principally due to loan relinquishment. This transaction generated a capital gain of E17 million.

                                                               French GAAP Basis

         - CANAL+ BENELUX: In December 2003, Group Canal+ sold its Flanders operations to Telenet and Canal+ Belgique S.A. to Deficom for a total consideration of E32 million. This transaction generated a capital gain of E33 million.

                  VIVENDI UNIVERSAL ENTERTAINMENT (VUE)

         - SPENCER GIFTS: On May 30, 2003, Vivendi Universal sold Spencer Gifts, a US novelty and knick-knack chain, to an investor group led by privately held Gordon Brothers Group and Palladin Capital Group Inc. for consideration of approximately $100 million. This operation generated no capital gain.

                  OTHERS

                  Vivendi Universal Publishing (VUP)

         - CONSUMER PRESS: The sale of the Consumer Press Division (Groupe Express-Expansion - Groupe l'Etudiant) to the Socpresse Group was completed in February, 2003 following authorization by The French Ministry of Economy and Finance in January 2003 for an aggregate consideration of E200 million. This transaction generated a capital gain of E104 million.

         - COMAREG: In May 2003, Vivendi Universal completed the sale of Comareg to the France Antilles group. The consideration received from this transaction was E135 million. Given the previous impairment loss recorded against this investment, this transaction generated a capital gain of E42 million.

                  Vivendi Telecom International (VTI)

         - FIXED-LINE TELECOMMUNICATIONS IN HUNGARY: In May 2003, Vivendi Universal concluded an agreement on the divestiture of its fixed-line telephony activities in Hungary (Vivendi Telecom Hungary) to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd. The amount of the transaction was E325 million in enterprise value including the issuance of a E10 million promissory note that will mature in a 4 year-time.
         Given the previous impairment loss recorded against this investment, the divestiture generated a capital gain of E15 million.

         - XFERA: In August 2003, Vivendi Universal sold its 26.3% interest in Xfera for a nominal E1 to the other members of the Xfera consortium. This transaction generated a capital gain of E16 million, including a E75 million provision accrual.

         - ELEKTRIM TELEKOMUNIKACJA (Telco): In 2003, Vivendi Universal has pursued a strategy to divest its stake in Telco. On January 8, 2003, Vivendi Universal has signed a letter of intent with Polsat Media S.A. ("Polsat") involving the sale to Polsat of Vivendi Universal's stake into Telco and Elektrim S.A. for a total consideration of E 550 million. However, Polsat was subsequently unable to meet the closing conditions of this transaction. On September 2, 2003, the Board of Directors of Vivendi Universal approved the decision to propose to the Supervisory Board of Telco, which is 49% owned by Vivendi Universal, that it should accept Deutsche Telekom's tender offer for PTC, the Polish mobile telecom operator. On September 14, 2003, Deutsche Telekom, Vivendi Universal, Elektrim S.A. (in agreement with the bond holders' representatives on the management board) and Ymer Finance announced to have reached an agreement in principle on Deutsche Telekom's offer to increase its shareholding in PTC from 49% to 100% for a total revised cash offer of E1.1 billion. This agreement did not come into effect because Elektrim S.A. could not obtain the required consent of bondholders. While these efforts have not materialized in a definitive agreement and exit, Vivendi Universal will continue its efforts to divest this business. Furthermore, Deutsche Telekom (DT) initiated arbitration proceedings against the validity of the transfer to Telco by Elektrim S.A. of 48% of the share capital of PTC. Deutsche Telekom asked for the cancellation of this transfer alleging the violation of its rights under PTC shareholders' agreement. Deutsche Telekom also asked for Elektrim SA to be considered as being in "Material Default" under the terms of this shareholders' agreement in order to acquire Elektrim`s stake in PTC at its book value. Should DT win the case, Vivendi Universal would lose virtually the whole of its investment since Telco would no longer own its main asset.

                  OTHER 2003 TRANSACTIONS

         - INTERACTIVECORP WARRANTS: In February 2003 and in June 2003, Vivendi Universal sold, respectively, 32.19 million and the remaining 28.28 million warrants of InterActiveCorp - formerly known as USA Interactive and prior thereto as USA Networks, Inc - for an amount of E600 million. These warrants were initially acquired in connection with the acquisition of the entertainment assets of InterActiveCorp. These transactions generated a loss of E329 million, which was more than offset by the reversal of the related provision of E454 million, which corresponded to a downside mark-to-market adjustment registered as at December 31, 2002. Upon the completion of these transactions, Vivendi Universal continues to hold indirectly 56.6 million shares of IACI, which are ring-fenced in four bankruptcy remote vehicles (approximately 8% of InterActiveCorp's share capital).

         - UNWINDING OF THE TOTAL RETURN SWAP IN CONNECTION WITH TIME WARNER INC. (FORMERLY KNOWN AS AOL TIME WARNER) CALL OPTIONS: In April 2003, Time Warner exercised its call options on the AOL Europe shares held by LineInvest for a cash consideration of $812.5 million received in May 2003. This transaction had no impact on Vivendi Universal's cash position as a result of the terms of the total return swap put in place in August 2001 with LineInvest. The provision of $100 million (E97 million) recorded by Vivendi Universal in 2002 accounts in order to cover the market risk under the terms of the total return swap if Time Warner Inc. had opted for payment in its own shares was consequently reversed in the second quarter 2003.

         - MODIFICATION OF THE STRUCTURE OF UGC S.A'S EQUITY CAPITAL: On December 31, 2003, Vivendi Universal and the family shareholders of the UGC Group signed an agreement modifying the structure of UGC S.A.'s equity capital. Under the terms of the agreement:

         -        Vivendi Universal holds 37.8% of UGC S.A.'s equity capital.
                  After the elimination of the UGC S.A. treasury shares, Vivendi Universal will hold 40% of UGC S.A.'s equity capital, and the family shareholders' stake will be 56.20%. Vivendi Universal holds five of the fourteen seats on the UGC Board of Directors.

         - Vivendi Universal is freed of the put option previously granted to the family shareholders. This transaction removes a significant off-balance-sheet commitment for Vivendi Universal.

         - Vivendi Universal also granted a call option to the family shareholders for its UGC S.A. shares at a price of E80 million until December 31, 2005. The price may be adjusted in the case of a further sale by UGC family shareholders at a later date (within one year after the exercise of the call) with an increase in value.

                                                               French GAAP Basis

         - CLOSING OF CONTRACTUAL GUARANTEES TO FORMER RONDOR SHAREHOLDERS:
         Finally, in connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent purchase price adjustment was triggered in April 2002 when the share price of Vivendi Universal fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the Consolidated Statement of Financial Position of Vivendi Universal at December 31, 2002 for an estimated amount of E223 million (approximately $230 million). On March 3, 2003, this liability was settled and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, then representing 0.8% of capital stock and a cash amount of $100.3 million (E92.6 million).

  1.2.   2002 DEVELOPMENTS

WHILE THE BEGINNING OF 2002 HAD BEEN MARKED BY THE COMPLETION OF THE ACQUISITION OF THE ENTERTAINMENT ASSETS OF INTERACTIVECORP, THE REST OF THE YEAR WAS FOCUSED ON SOLVING THE COMPANY'S LIQUIDITY ISSUE, REFINANCING ITS DEBT, INITIATING A COMPREHENSIVE DIVESTITURE PROGRAM, AND INITIATING COST CUTTING MEASURES AT THE COMPANY'S HEADQUARTERS. THE COMPANY'S REFINANCING ACTIVITIES AND ITS LIQUIDITY SITUATION ARE DESCRIBED IN SECTION 4 "LIQUIDITY".

                  1.2.1. ACQUISITION OF THE ENTERTAINMENT ASSETS OF INTERACTIVECORP FOR E11,135 MILLION (FOR MORE DETAILS ON THE PURCHASE PRICE, PLEASE REFER TO NOTE
                           4.3 TO THE CONSOLIDATED FINANCIAL STATEMENTS)

In May 2002, Vivendi Universal closed its acquisition of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or IACI, through a limited liability limited partnership, Vivendi Universal Entertainment LLLP, or VUE, in which Vivendi Universal has an approximately 93% voting interest and an approximately 86% ownership interest (due to the minority stake of Matsushita Electric Industrial Co., Ltd., or Matsushita). As part of the transaction, Vivendi Universal and its affiliates surrendered 320.9 million shares of USANi LLC that were previously exchangeable into shares of IACI stock. In addition, Vivendi Universal transferred 27.6 million treasury shares to Liberty Media Corporation in exchange for (i) 38.7 million USANi LLC shares (which were among the 320.9 million surrendered) and (ii) 25 million shares of IACI common stock, which were retained by Vivendi Universal.

As consideration for the transaction, IACI received a $1.62 billion cash distribution from VUE, a 5.44% common interest in VUE and series A and series B preferred stock in VUE with initial face values of $750 million and $1.75 billion, respectively. The series B preferred stock are subject to put/call provisions at any time following the 20-year anniversary of issuance (May 2022). IACI may require Vivendi Universal to purchase the series B preferred stock, and Vivendi Universal may require IACI to sell to it the series B preferred stock, for a number of IACI shares having a market value equal to the accreted face value of the series B preferred stock at such time, subject to a maximum of 56.6 million IACI shares. The parties also agreed to put and call options on IACI's common interests. The call may be exercised by Vivendi Universal at any time after the fifth anniversary of the transaction (May 2007) and the put may be exercised by IACI at any time after the eighth anniversary of the transaction (May 2010), in either case, at its fair market value, payable at the option of Universal Studios in cash or Vivendi Universal listed common equity securities.

In addition, Mr. Diller, IACI's Chairman and Chief Executive Officer, received a 1.5% common interest in VUE in return for agreeing to specific non-competition provisions for a minimum of 18 months, for informally agreeing to serve as VUE's chairman and chief executive officer (a) and as consideration for his agreement not to exercise his veto right over this transaction. At any time after the first anniversary of the closing, Mr. Diller may require Universal to purchase his common interest and, at any time after the second anniversary of the closing, Universal may purchase Mr. Diller's common interest. In either case, the purchase price will be equal to the greater of $275 million and the private market value of his common interest, payable at the option of Universal in cash or Vivendi Universal listed common equity securities. The fair value of $275 million of Mr. Diller's common interest has been recorded as part of the total purchase consideration at the acquisition date. As part of Vivendi Universal's preliminary purchase price allocation, $15 million has been recorded as the value of Mr. Diller's non-competition arrangement, which is being amortized on a straight-line basis over a period of 18 months. The $275 million minimum value of the common interest is accounted for by Vivendi Universal as a minority interest in VUE. Any increases in fair value above the minimum put price of the common interest and any subsequent decreases in fair value to the minimum put price of the common interest are recognized in operations by Vivendi Universal (for US GAAP purposes only).

Under the VUE partnership agreement, VUE is subject to a number of covenants for the benefit of the holder of the series A Preferred stock in VUE (currently
IACI), including a cap on indebtedness and a restriction on asset transfers by VUE and its subsidiaries. Certain of the covenants, including those specified above, would cease to apply if an irrevocable letter of credit were issued in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022).

In addition, Vivendi Universal has agreed to indemnify IACI for any "tax detriment" (defined as the present value of the loss of IACI's tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by IACI to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to IACI at the closing.

In connection with the transaction, Vivendi Universal received approximately
60.5 million warrants to purchase common stock of IACI, with exercise prices ranging from $27.50 to $37.50 per share. The warrants were issued to Vivendi Universal in return for an agreement to enter into certain commercial arrangements with IACI. At this time, no commercial arrangement is in place. These warrants were sold in 2003.

The entertainment assets acquired by Vivendi Universal were IACI's television programming, cable networks and film businesses, including USA Films, Studios USA and USA Cable. These assets, combined with the film, television and theme park assets of the Universal Studios Group, formed a new entertainment group, Vivendi Universal Entertainment LLLP, in which Vivendi Universal has an approximately 93% voting interest and an approximately 86% ownership interest. The acquisition cost of the IACI entertainment assets amounts to E11,135 million and was determined with the assistance of an independent third-party valuation firm. These IACI entertainment assets have been included in the NBC-Universal transaction described in section 1.1 "2003 developments".

In connection with the sale of its shares in InterActiveCorp, Liberty Media transferred to Vivendi Universal its 27.4% share in the European cable television company, MultiThematiques and its current account balances in exchange for 9.7 million Vivendi Universal shares. The share value is based on the average closing price of Vivendi Universal shares during a reference period before and after December 16, 2001, the date the agreement was announced. Following this acquisition, Canal+ Group holds 63.9% of MultiThematiques' share capital. The additional goodwill resulting from Vivendi Universal taking a controlling stake in this company, which was accounted for using the equity method until March 31, 2002 and has been fully consolidated as of April 2002 by Canal+ Group, amounted to E542 million.

(a) Mr. Diller ended his temporary assignment as CEO in March 2003.

                                                               French GAAP Basis

                  1.2.2. 2002 DIVESTITURES:E10,987 MILLION (FOR MORE DETAILS PLEASE REFER TO SECTION 4.3 "CASH FLOWS")

IN 2002, VIVENDI UNIVERSAL INITIATED A COMPREHENSIVE DIVESTITURE PROGRAM AIMED AT REDUCING ITS DEBT AND REFOCUSING THE COMPANY. THE FOLLOWING TRANSACTIONS WERE COMPLETED IN 2002.

- VEOLIA ENVIRONNEMENT: Following a decision taken by its Board of Directors on June 17, 2002, Vivendi Universal reduced its ownership interest in Veolia Environnement in three steps. Prior to taking these steps, an agreement was signed with Mrs. Esther Koplowitz by which she agreed not to exercise the call option on Veolia Environnement's participation in Fomento de Construcciones y Contratas (FCC) which otherwise would have been exercisable once Vivendi Universal ownership interest in Veolia Environnement fell below 50%.

The first step occurred on June 28, 2002, when 53.8 million Veolia Environnement shares were sold on the market (approximately 15.5% of share capital before capital increase). The shares were sold by a financial institution which had owned the shares since June 12, 2002 following a repurchase transaction, known in France as a "pension livree," carried out with Vivendi Universal. In parallel, in order to make it possible for the financial institution to return the same number of shares to Vivendi Universal at the maturity of the repurchase agreement on December 27, 2002, Vivendi Universal entered into a forward sale for the same number of shares to this financial institution at the price of the investment. As a result, Vivendi Universal reduced its debt by E1,479 million and held 47.7% of the share capital of Veolia Environnement.

In the second step, on August 2, 2002, Veolia Environnement increased its share capital by E1,529 million, following the issuance of approximately 58 million new shares (14.3% of the capital after the capital increase), subscribed to by a group of investors to whom Vivendi Universal had already sold its preferential subscription rights pursuant to an agreement dated June 24, 2002. Following this second transaction, Vivendi Universal owned 40.8% of Veolia Environnement's share capital and Veolia Environnement continued to be consolidated using the full consolidation method in accordance with French GAAP.

The third step occurred on December 24, 2002, a month after the banks that managed the June transaction and a group of new investors entered into an amendment to the June 24, 2002 agreement. Under the terms of the amended agreement, Vivendi Universal agreed to sell 82.5 million shares of Veolia Environnement, representing 20.4 % of Veolia Environnement's share capital, and the new investors agreed to be bound by the lock-up provisions of these shares previously agreed to by Vivendi Universal for the remaining term of that lock-up agreement, i.e. until December 21, 2003. Each of these shares of Veolia Environnement includes a call option that entitles these investors to acquire additional Veolia Environnement shares at any time until December 23, 2004 at an exercise price of E26.50 per share. After the exercise of all the call options, Vivendi Universal would no longer hold any shares of Veolia Environnement. On December 24, 2002, Vivendi Universal received, in exchange for the shares and the call options, E1,856 million. The call options on the Veolia Environnement shares are recorded as deferred items in liabilities for an amount of E173 million.

Following this transaction, Vivendi Universal holds 82.5 million shares, or 20.4%, of Veolia Environnement's equity capital which are held in an escrow account to cover the call options. Since December 31, 2002, this investment is accounted for using the equity method. Vivendi Universal recorded a E1,419 million capital gain for these operations in 2002.

- VIVENDI UNIVERSAL PUBLISHING: In April 2002, Vivendi Universal Publishing
(VUP) signed a definitive agreement pursuant to which the Cinven, Carlyle and Apax investment funds acquired 100% of the professional and health information divisions of VUP. The transaction finalized in July 2002 reduced profit before tax by E298 million.

In December 2002, Vivendi Universal sold both VUP's European activities (to the Lagardere Group) and Houghton Mifflin. The European publishing activities were acquired by Editis (formerly known as Investima 10), a company wholly-owned by Natexis Banques Populaires for Lagardere. The gross proceeds from the sale amounted to E1,198 million. This transaction has resulted in a gain of E329 million on Vivendi Universal's net income before tax. This transaction was subject to a price adjustment of E17 million, paid to Editis in December 2003.

Houghton Mifflin was sold to a consortium comprised of Thomas H. Lee and Bain Capital. The purchase price was approximately E1.6 billion, of which approximately E1.2 billion in cash has been received. As a result of this transaction, Vivendi Universal recognized a capital loss of E822 million before tax, including a foreign currency translation loss of E236 million.

- VIZZAVI EUROPE: In August 2002, Vivendi Universal sold to Vodafone its 50% share of Vizzavi Europe. As a result, Vivendi Universal received E143 million in cash. As part of the transaction, Vivendi Universal took over 100% of Vizzavi France. This transaction generated a capital gain of E90 million.

- ECHOSTAR COMMUNICATION CORPORATION: In December 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million Class A common shares, back to EchoStar. Total net proceeds of the sale were $1,066 million, generating a capital loss of E674 million before tax. Vivendi Universal held these Class
A common shares following the conversion of the 5.8 million Echostar Class D preferred stock acquired in January 2002 for $1.5 billion. Each Class D preferred stock was convertible into 10 EchoStar Class A common shares.

- SITHE: In December, 2002, Vivendi Universal sold its remaining 34% stake in Sithe Energies, to Apollo Energy LLC. Net cash proceeds of this transaction were E319 million, generating a capital loss of E232 million before tax.
Under the terms of this transaction, Vivendi Universal retained the rights and obligations to take legal ownership of a minority stake in certain power generating operations in Asia from Sithe. Vivendi Universal transferred these rights and obligations to Marubeni for $47 million on June 11, 2003.

- VINCI: In June 2002, Vivendi Universal sold 5.3 million Vinci shares for a total of E343.8 million, thereby generating a pre-tax capital gain of E153 million. At the same time, Vivendi Universal bought call options on
5.3 million shares at E88.81 for E53 million allowing the group to cover the bonds exchangeable for Vinci shares issued in February 2001 for E527.4 million. These call options were sold in 2003.

- UNWINDING OF THE TOTAL RETURN SWAP IN CONNECTION WITH THE DIVESTITURE OF VIVENDI UNIVERSAL'S INVESTMENT IN BSKYB PLC: In order to comply with the conditions imposed by the European Commission in October 2001 on the merger of Vivendi, Seagram and Canal+, Vivendi Universal sold 96% (approximately 400 million common shares) of its investment in BSkyB's common shares and E81 million of money market securities to two qualifying special purpose entities (QSPEs). Concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the beneficial interests of the QSPEs, thus allowing Vivendi Universal to maintain its exposure to rises and falls in the price of BSkyB shares until October 2005.

                                                               French GAAP Basis

In December 2001, the financial institution controlling the beneficial interest of the QSPEs issued 150 million equity certificates repayable in BSkyB shares, at 700 pence per share. As a result, Vivendi Universal and the financial institution were able to reduce the nominal amount of the swap by 37% and thus fix a value of 150 million BSkyB shares and create a capital gain of E647 million after tax.

In May 2002, this financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution terminated the total return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal's payment of related costs. As a result of this transaction, Vivendi Universal recognized a pre-tax gain of approximately E1.6 billion, net of expenses, and was able to reduce gross debt by E3.9 billion.

In addition, in February 2002, Vivendi Universal released its remaining holding of 14.4 million shares in BSkyB by exercising its option to exchange a convertible bond for BSkyB shares issued by Pathe that came into Vivendi Universal's possession when it acquired Pathe. The redemption date was fixed on March 6, 2002, at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per FFr10,000 principal amount of bonds up to and including February 26, 2002.

                  1.2.3.   REORGANIZATION OF VIVENDI UNIVERSAL HEADQUARTERS

In October 2002, Vivendi Universal initiated a reorganization plan regarding its headquarters in Paris, as well as its locations outside France. It aimed to redefine and refocus the headquarters' tasks on holding company activities, concentrate all those tasks in Paris, with New York becoming a representative office for the company, to sell tangible or intangible assets held by the holding company (such as 3 planes in New York or New York art collection both sold in 2003 for E84 million) and to achieve full-year savings generated by a very significant cut in non-payroll costs (fees for external services, in particular), as well as a reduction in the number of employees at all headquarters sites. As a result, the number of employees at all headquarters sites was reduced from 507 at the end of 2002 to 288 at the end of 2003 and Holding & Corporate operating losses were reduced by one half from E665 million in 2002 to E330 million in 2003, including E125 million costs savings from operating expenses at the holding level.

                  1.2.4.   OTHER 2002 TRANSACTIONS

- REPURCHASE PROGRAM:

The company initiated a share repurchase program through:

TREASURY SHARES: Transactions related to treasury shares are detailed in note 11 to the Consolidated Financial Statements. The cumulative impact of treasury share cancellation on shareholders' equity since 2000 until December 2002 was a reduction of approximately E4.6 billion.

SALE OF PUT OPTIONS ON VIVENDI UNIVERSAL'S SHARES: In connection with its share repurchase program, Vivendi Universal sold put options on its own shares by which it agrees to buy its own shares on specified dates at the exercise price. As at December 31, 2002 and December 31, 2001, Vivendi Universal had outstanding obligations on 3.1 million and 22.8 million shares respectively. The average exercise prices were E50.5 and E70, respectively, resulting in a potential commitment of E154 million and E1,597 million, respectively. These put options were only exercisable on their exercise date and expired during the first quarter of 2003. The losses experienced by Vivendi Universal during 2002 resulting from option holders exercising their rights was E589 million, which represents the premium paid in the event of a cash settlement of the difference between their market price and the exercise price. At the end of December 2002, Vivendi Universal then marked to market put options with a specific, future exercise date. This resulted in a provision of E104 million, corresponding to the premium that was paid out by Vivendi Universal in connection with the cash settlement which occurred during the first quarter of 2003. The cumulative cash impact of these transactions was E951 million.

- ACQUISITION OF ADDITIONAL INTEREST IN UGC: In December 2002, following the exercise by BNP Paribas of the put granted by Vivendi Universal in July 1997, Vivendi Universal acquired, for a total consideration of E59.3 million, 5.3 million of UGC shares representing 16% of share capital of UGC. Vivendi Universal's 58% interest in UGC did not provide for operational control of the company due to a shareholders' agreement. Accordingly, this investment was still accounted for using the equity method. On December 31, 2003, Vivendi Universal and the family shareholders of the UGC Group signed an agreement modifying the structure of UGC S.A.'s equity capital. For more details, please refer to section 1.1 "2003 developments".

- SETTLEMENT AGREEMENT WITH PERNOD RICARD-DIAGEO: In August 2002, Vivendi Universal, Pernod Ricard and Diageo reached a global settlement of outstanding claims relating to post-closing adjustments arising from the acquisition of Seagram's spirits and wine division concluded in December 2000 and closed in December 2001. As a result, Vivendi Universal received $127 million in cash.

- RENUNCIATION BY CONVERTIBLE BONDHOLDERS ON THE GUARANTEE AGREED BY VIVENDI
UNIVERSAL: Holders of 1.5% 1999 - 2005 Veolia Environnement bonds exchangeable for new or existing Vivendi Universal shares held a general meeting on August 20, 2002. At this meeting, the bondholders renounced, effective September 1, 2002, any rights to the guarantee provided by Vivendi Universal in respect of Veolia Environnement's obligations under these bonds and, as a consequence, renounced certain rights under the liability clause in the event of a default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, thereby increasing the interest rate from 1.5% to 2.25%. For more details, please refer to Note 11.4 to the Consolidated Financial Statements.

  1.3.   2001 DEVELOPMENTS

2001 WAS MARKED BY SIGNIFICANT ACQUISITIONS AND SELECTED DIVESTITURES.

                  1.3.1.   2001 ACQUISITIONS : E8,203 MILLION

- MAROC TELECOM: In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of a 35% ownership interest in Morocco's national telecommunications operator for approximately E2.4 billion. The transaction was finalized in April 2001, date at which Maroc Telecom began to be consolidated in the accounts of Vivendi Universal, as we obtained control through majority board representation and shared voting rights.

- HOUGHTON MIFFLIN COMPANY: In July 2001, Vivendi Universal acquired the Houghton Mifflin Company, a leading US educational publisher, for a total of approximately $2.2 billion, including assumption of Houghton Mifflin's average net debt of approximately $500 million. Houghton Mifflin was sold on December 30, 2002.

- MP3.COM, INC.: In August 2001, Vivendi Universal completed its acquisition of MP3.com, Inc., for approximately $400 million, or $5 per share in a combined cash and stock transaction.

                                                               French GAAP Basis

- ELEKTRIM: In September 2001, Elektrim Telekomunikacja, in which Vivendi Universal has a 49% interest, acquired all of Elektrim SA's landline telecommunications and Internet assets. Vivendi Universal loaned Elektrim Telekomunikacja E485 million, at arm's-length conditions, to provide them with the necessary funds for the acquisition.

- UPC: In December 2001, Canal+ Group and United Pan-Europe Communications N.V.
(UPC) merged their respective Polish satellite TV platforms Cyfra+ and Wizja TV as well as the Canal+ Polska premium channel, to form a common Polish digital TV platform. The new company (TKP) is managed and controlled by Canal+ Group, which owns 75% of TKP. UPC contributed its Polish satellite assets to TKP in exchange for a 25% interest and E150 million in cash. As part of this transaction
Canal+ Polska is available on UPC's Polish cable network, in which UPC retains 100% control. TKP was consolidated in the accounts of Vivendi Universal at December 31, 2001.

                  1.3.2. 2001 DIVESTITURES:E1,947 MILLION (EXCLUDING THE SALE OF SPIRITS AND WINE BUSINESS)

- EUROSPORT: In January 2001, Canal+ Group announced that it had sold its 49.5% interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to E303 million for Canal+ Group and E345 million for Vivendi Universal, as its subsidiary
Havas Image also sold its interest in Eurosport France. Canal+ Group remained a distribution channel for Eurosport. Canal+ Group had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

- AOL FRANCE: In March 2001, Vivendi Universal announced the conclusion of a deal with America Online, Inc., a subsidiary of the AOL Time Warner Group, under which Cegetel and Canal+ Group swapped their interest in the AOL France joint venture for AOL Europe shares. Both groups also signed distribution and marketing agreements. Cegetel and Canal+ Group thus swapped their 55% share of AOL France for junior preferred shares of AOL Europe valued at $725 million and bearing a 6% annual dividend. These preferred shares were sold, in late June 2001, to an unrelated financial company, LineInvest, for a price corresponding to their present value marked up by their coupon value, or a total of $719 million. If this investment had been consolidated, an asset representing the junior preferred shares and a liability representing the corresponding debt would have been recorded in the Consolidated Financial Statements in the amount of $812 million. This transaction generated a net capital gain of E402 million. In April 2003, Time Warner exercised its call options on the AOL Europe shares held by LineInvest for a cash consideration of $812.5 million. For more details, please refer to section 1.1 "Main developments - 2003 developments".

- HAVAS ADVERTISING: In June 2001, Vivendi Universal sold its remaining 9.9% interest in Havas Advertising, the world's fifth largest advertising and communications consulting group, to institutional investors and Havas Advertising itself. The E484 million transaction, conducted with the approval of Havas Advertising management, generated pre-tax capital gains of E125 million.

- FRANCE LOISIRS: In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated E153 million, generating a capital loss of E1 million.

- VEOLIA ENVIRONNEMENT: In December 2001, Vivendi Universal sold 32.4 million shares or a 9.3% interest in Veolia Environnement for approximately E38 per share or total proceeds of E1.2 billion, generating pre-tax capital gains of E116 million (net of E10 million fees). The 9.3% interest sold had been held separately as it was allocated to exchangeable bonds issued in February 2001. At the same time, Veolia Environnement agreed to issue one free warrant to its shareholders for each share held, with every seven warrants giving holders the right to a new share of Veolia Environnement at E55 per share until March 2006. These transactions did not modify Vivendi Universal's 63% consolidated interest in Veolia Environnement as the warrant issue replaced the shares sold that were allocated to the exchangeable bonds.

                  1.3.3.   OTHER 2001 TRANSACTIONS

- ISSUANCE OF BONDS EXCHANGEABLE FOR VEOLIA ENVIRONNEMENT SHARES: This transaction is described below in section 4.4 "Liquidity - Description of Vivendi Universal's indebtedness".

- ISSUANCE OF BONDS EXCHANGEABLE FOR VINCI SHARES: This transaction is described below in section 4.4 "Liquidity - Description of Vivendi Universal's indebtedness".

- UMTS LICENSE: In July 2001, the French government officially granted SFR a license to provide 3G (third generation) UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that will allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The license was granted for a period of 20 years. It entailed a fixed upfront fee of E619 million, which was paid in September 2001, and future payments equal to 1% of 3G revenues earned when the service commences.

  2-     STATEMENT OF INCOME

Preliminary notes:

On October 8, 2003, Vivendi Universal and GE signed a definitive agreement for the combination of NBC and VUE. The NBC-Universal transaction is described in section 1.1 "2003 developments". This transaction will result in the divestiture of 80% of Vivendi Universal's interest in VUE and a concurrent acquisition of an approximately 20% interest in NBC, resulting in an approximately 20% ownership interest in NBC Universal. As a result of the expected closing of the NBC-Universal transaction in the second quarter of 2004, Vivendi Universal will deconsolidate VUE and its interest in NBC Universal will be accounted for using the equity method. This transaction being completed in 2004 will have no impact on Vivendi Universal's 2003 Financial Statements and should have an impact on 2004 Financial Statements. For more details on estimated impact of this transaction on Vivendi Universal's accounts, please refer to Note 3 to the Consolidated Financial Statements.

Vivendi Universal considers Adjusted Net Income, a non-GAAP measure, to be an important indicator of the company's operating or financial performance. Vivendi Universal management focuses on adjusted net income as it better illustrates performances of continuing operations excluding most of the non-recurring items. Please refer to section 2.1 for a reconciliation of Net Loss to Adjusted Net Income (Loss).

                                                               French GAAP Basis

                                                                              Year ended December 31,
                                                                 ---------------------------------------------------
(In millions, except per share amounts)                                          2002
                                                                                with VE
                                                                             accounted for
                                                                                using the
                                                                     2003    equity method     2002          2001
                                                                 Actual (a)       (b)        Actual (a)     Actual
                                                                 ----------  -------------   ----------   ----------
REVENUES                                                         E   25,482  E      28,112   E   58,150   E   57,360
Cost of revenues                                                    (15,268)       (16,749)     (40,574)     (39,526)
Selling, general and administrative expenses                         (6,812)        (8,919)     (12,937)     (13,699)
Other operating expenses, net                                           (93)          (567)        (851)        (340)
                                                                 ----------  -------------   ----------   ----------
OPERATING INCOME                                                 E    3,309  E       1,877   E    3,788   E    3,795
Financing expense                                                      (698)          (650)      (1,333)      (1,455)
Other financial expenses, net of provisions                            (509)        (3,444)      (3,409)        (473)
                                                                 ----------  -------------   ----------   ----------
FINANCING AND OTHER EXPENSES, NET                                E   (1,207) E      (4,094)  E   (4,742)  E   (1,928)
                                                                 ----------  -------------   ----------   ----------
INCOME (LOSS) BEFORE GAIN ON BUSINESSES SOLD, NET OF
PROVISION, INCOME TAXES, EQUITY INTEREST, GOODWILL               E    2,102  E      (2,217)  E     (954)  E    1,867
AMORTIZATION AND MINORITY INTERESTS
Gain on businesses sold, net of provisions                              602          1,125        1,049        2,365
Income tax expense                                                      408         (2,119)      (2,556)      (1,579)
                                                                 ----------  -------------   ----------   ----------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL
AMORTIZATION AND MINORITY INTERESTS                              E    3,112  E      (3,211)  E   (2,461)  E    2,653
Equity in earnings of sold subsidiaries                  (a)              1             17           17           -
Equity in (losses) earnings of unconsolidated companies                  71            (99)        (294)        (453)
Equity loss in Veolia Environnement impairment           (c)           (203)             -            -            -
Goodwill amortization                                                (1,120)          (992)      (1,277)      (1,688)
Impairment losses                                        (d)         (1,792)       (18,442)     (18,442)     (13,515)
                                                                 ----------  -------------   ----------   ----------
INCOME (LOSS) BEFORE MINORITY INTERESTS                          E       69  E     (22,727)  E  (22,457)  E  (13,003)
Minority interests                                                   (1,212)          (574)        (844)        (594)
                                                                 ==========  =============   ==========   ==========
NET LOSS                                                         E   (1,143) E     (23,301)  E  (23,301)  E  (13,597)
                                                                 ==========  =============   ==========   ==========
LOSS PER SHARE - BASIC                                           E    (1.07) E      (21.43)  E   (21.43)  E   (13.53)
                                                                 ==========  =============   ==========   ==========
Weighted average common shares outstanding (in millions) (e)        1,071.7        1,087.4      1,087.4      1,004.8

(a) In 2002 and 2003, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and presented the equity in (losses) earnings of businesses that were sold during each fiscal year on one line in the consolidated statement of income as "equity in (losses) earnings of sold subsidiaries". In 2002 sold subsidiaries include all of the Vivendi Universal Publishing activities excluding:
         Vivendi Universal Games, publishing activities in Brazil and the Consumer Press Division and Comareg. In 2003 sold subsidiaries include the Consumer Press Division, which was sold in early February 2003.

(b) This consolidated statement of income has been shown to present the Group's scope of consolidation as at December 31, 2002. It illustrates the accounting of Veolia Environnement for using the equity method from January 1, 2002 instead of December 31, 2002.

(c) The impairment loss of E203 million corresponds to Vivendi Universal's 20.4% interest in Veolia Environnement's impairment of goodwill and other intangible assets (i.e., E453 million), after a notional impairment of goodwill initially recorded as a reduction of shareholder's equity of E250 million, as prescribed by French
         GAAP.

(d) In 2003, includes impairment losses in respect of goodwill (E1,273 million), other intangible assets (E406 million) and investments accounted for using the equity method (E113 million).

(e) Excluding treasury shares recorded as a reduction of shareholders' equity (4,360 shares as at December 31, 2003). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,209.6 million common shares as at December 31, 2003. The financial instruments with potential dilution effect that were in the money as of December 31, 2003 represented approximately 96.2 million common shares on a total of 137.9 million common shares to be potentially issued.

  2.1.   RECONCILIATION OF NET LOSS TO ADJUSTED NET INCOME (LOSS)

                                                                                              Year ended December 31,
                                                                                  ----------------------------------------------
                                                                                                 2002
                                                                                                with VE
                                                                                              accounting
                                                                                   2003 as   for using the   2002 as    2001 as
                                                                                  published  equity method  published  published
                                                                                  ---------  -------------  ---------  ---------
(In millions)
NET LOSS                                                                     (a)  E  (1,143) E     (23,301) E (23,301) E (13,597)
Adjustments to determine adjusted net income (loss)
  Financial provisions and amortization of financial charges                 (b)       (563)         2,786      2,895        482
  Realized losses reported in other financial expenses, net of financial
  provisions taken previously                                                (b)        503             (1)        (1)         -
  Other non-operating, non-recurring items reported in other financial
  expenses, net of provisions                                                (b)        154            782        782          -
                                                                                  ---------  -------------  ---------  ---------
Subtotal impact on financing and other expenses, net                         (b)  E      94  E       3,567  E   3,676  E     482
Adjustments on Veolia Environnement reported as for using the equity method  (c)        203            256          -          -
Gain (loss) on businesses sold, net of provisions                            (d)       (602)        (1,125)    (1,049)    (2,365)
Goodwill amortization                                                        (a)      1,120            992      1,277      1,688
Impairment losses                                                            (a)      1,792         18,442     18,442     13,516
Income tax (expense)                                                         (e)     (1,112)         1,022      1,022        625
Minority interests on adjustments                                                        (3)          (367)      (581)      (448)
                                                                                  ---------  -------------  ---------  ---------
ADJUSTED NET INCOME (LOSS)                                                   (f)  E     349  E        (514) E    (514) E     (99)
                                                                                  =========  =============  =========  =========

(a)      As reported in the consolidated statement of income.

                                                               French GAAP Basis

(b) Details on 2003 impact on financing and other expenses, net (For 2002 details, please refer to Note 22 to the Consolidated Financial Statements):

                                                                 Financial
                                                               provisions and                 Other non-
                                                               amortization of   Realized   operating, non-
(Euros, in millions)                                          financial charges   losses    recurring items  TOTAL
                                                              -----------------  --------   ---------------  -----
InterActiveCorp warrants                                             454             (329)           -         125
Veolia Environnement and BSkyB redemption premiums                   102             (102)           -           -
Amortization of deffered charges related to bonds issuances,
facilities and others                                               (193)               -            -        (193)
Fees related to the implementation of the refinancing plan             -                -          (50)        (50)
Settlement of put options on treasury shares                         104                -         (104)          -
Loss on sale of Vinci call options                                    13              (39)           -         (26)
Other                                                                 83              (33)           -          50
                                                                 -------         --------       ------       -----
TOTAL                                                            E   563         E   (503)      E (154)      E (94)
                                                                 =======         ========       ======       =====

(c) In 2003, corresponds only to equity loss in Veolia Environnement impairment.

(d) As reported in the consolidated statement of income. In 2003, this item consisted mainly of capital gains on the divestiture of and/or dilution of our interest in the following companies: Telepiu (E215 million), Consumer Press Division (E104 million), Sogecable
         (E71 million), UGC (E-47 million), Comareg (E42 million) and other various items (E217 million).

(e) Income tax (expense) corresponds to a reversal of a reserve of E477 million (established in 2002 for a potential contractual liability for tax indemnification that would have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution made on May 7, 2002.), and other provision reversals resulting from the conclusion of tax audit for prior taxable period and income tax (expense) benefit on adjustments.

(f)      Non GAAP measure

  2.2.   COMPARISON OF 2003 VERSUS 2002

VIVENDI UNIVERSAL'S NET LOSS WAS SIGNIFICANTLY REDUCED IN 2003 TO 1,143 MILLION COMPARED TO 23,301 MILLION IN 2002. EXCLUDING VEOLIA ENVIRONNEMENT, THIS SIGNIFICANT IMPROVEMENT WAS MAINLY DUE TO LOWER IMPAIRMENT LOSSES OF GOODWILL AND OTHER INTANGIBLE ASSETS AND LOWER FINANCIAL PROVISION ACCRUAL, WHICH WERE SLIGHTLY OFFSET BY LOWER GAIN ON BUSINESS SOLD. EXCLUDING THESE ITEMS AND ACCOUNTING VEOLIA ENVIRONNEMENT FOR USING THE EQUITY METHOD, VIVENDI UNIVERSAL ADJUSTED NET INCOME AMOUNTED TO E349 MILLION IN 2003 COMPARED TO AN
ADJUSTED NET LOSS OF E514 MILLION IN 2002. THIS IMPROVEMENT OF E863
MILLION HAS BEEN ACHIEVED THROUGH:

         + E1,432 MILLION FROM THE OPERATING INCOME IMPROVEMENT,

         + 393 MILLION FROM THE TAX IMPROVEMENT (MAINLY A CONSEQUENCE OF THE RATIONALIZATION OF SFR CEGETEL GROUP STRUCTURE), AND WAS PARTIALLY OFFSET BY:

         - E538 MILLION FROM THE HIGHER FINANCIAL EXPENSES (MAINLY DUE TO E228 MILLION OF FOREIGN EXCHANGE LOSSES IN 2003 AGAINST E153 MILLION CAPITAL GAIN ON VINCI SHARES IN 2002),

         - E273 MILLION FROM THE HIGHER MINORITY (MAINLY DUE TO THE IMPROVEMENT IN SFR CEGETEL GROUP AND MAROC TELECOM RESULTS)

         - E103 MILLION FROM THE DECREASE IN EQUITY IN EARNINGS OR SOLD AFFILIATES (REDUCED CONTRIBUTION FROM VEOLIA ENVIRONNEMENT NOT FULLY OFFSET BY REDUCED LOSSES IN INTERNATIONAL TELECOM AND CANAL+)

         - E48 MILLION FROM THE HIGHER FINANCING EXPENSES, REFLECTING AN INCREASED AVERAGE COST OF THE DEBT (4.8% IN 2003 VERSUS 4.1% IN 2002) OFFSET BY A LOWER AVERAGE GROSS DEBT (E16.4 BILLION IN 2003 VERSUS E22.1 BILLION IN 2002).

THE 2003 ADJUSTED NET INCOME (EXCLUDING EXCEPTIONAL ITEMS AND GOODWILL) INCLUDES NON RECURRING ITEMS. THE POSITIVE ITEMS ARE THE SIMPLIFICATION OF SFR'S STRUCTURE (E287 MILLION GROUP SHARE) AND THE REVERSAL OF CERTAIN PROVISIONS (E649 MILLION). THEY ARE LARGELY OFFSET BY THE NEGATIVE IMPACT OF CURRENCY MOVEMENTS (E228 MILLION OF FOREIGN EXCHANGE LOSSES AND E121 MILLION
FROM THE EFFECT OF CURRENCY ON THE OPERATING INCOME) AS WELL AS RESTRUCTURING PROVISIONS AND VARIOUS EXCEPTIONAL CHARGES (E510 MILLION).

                  - REVENUES

IN 2003, VIVENDI UNIVERSAL'S CONSOLIDATED REVENUES AMOUNTED TO E25,482
MILLION COMPARED WITH E58,150 MILLION IN 2002. EXCLUDING VEOLIA
ENVIRONNEMENT AND THE PUBLISHING BUSINESSES DIVESTED IN 2003, VIVENDI UNIVERSAL'S PRO FORMA 2003 REVENUES DECLINED 10 %, FROM E28,157 MILLION TO E25,354 MILLION, AND 3% AT CONSTANT CURRENCY. MAIN CONTRIBUTORS TO THE
DECLINE AT CONSTANT CURRENCY WERE UMG, VU GAMES AND CANAL+ (MAINLY DUE TO SCOPE CHANGES) PARTIALLY OFFSET BY INCREASED REVENUES AT SFR CEGETEL GROUP, MAROC TELECOM AND VUE.

FOR AN ANALYSIS OF REVENUES BY BUSINESS SEGMENT, PLEASE REFER TO SECTION 3 "COMPARISON OF BUSINESS SEGMENT RESULTS".

                  - Cost of revenues

IN 2003, COST OF REVENUES REPRESENTED 60% OF REVENUES OR E15,268 MILLION compared to 60% of revenues or E16,749 million in 2002 excluding Veolia Environnement. Gross margins were flat due to the combination of: (i) improved gross margin from Canal+ group mainly due the efficient cost reduction policy and scope changes, (ii) reduced gross margins at UMG (higher proportion of lower margin activities) and VU Games (higher royalties expenses), (iii) the divestiture of Consumer Press and Comareg, (iv) reduced costs from VTI and internet activities as a result of the ongoing restructuring plan.

                  - Selling, general and administrative expenses

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES REPRESENTED 27% OF REVENUES OR E6,812 MILLION IN 2003 compared to 32% of revenues or E8,918 million in 2002 excluding Veolia Environnement. The cost improvements in 2003 versus 2002 are attributable to: (i) lower fixed costs at UMG, (ii) scope changes at Canal+ Group, VTI and VUE and the divestiture of Comareg and Consumer Press Division and (iii) decline of holding costs as 2002 was impacted by high expenses related to pensions and insurance as a result of change in scope.

                  - Depreciation and amortization

Depreciation and amortization (D&A) are part of Cost of revenues and Selling, general and administrative expenses. IN 2003, DEPRECIATION AND AMORTIZATION AMOUNTED TO E1,977 MILLION compared to E2,669 million in 2002 excluding Veolia Environnement.

                                                               French GAAP Basis

This improvement was mainly due to scope changes at Canal+ Group, reduction of the amortization of catalogue induced by impairment losses recorded at UMG in 2002 and higher level of D&A at SFR Cegetel group in 2002 resulting from the revision of the useful life of mobile tangible assets and from the effect of the impairment test on the fixed line operations.

                  - Other operating expenses, net

OTHER OPERATING EXPENSES, NET AMOUNTED TO E93 MILLION IN 2003 compared to E851 million in 2002. They are comprised of RESTRUCTURING CHARGES, WHICH AMOUNTED TO E221 MILLION IN 2003 (mainly at UMG, Canal+ group and Internet) compared to E304 million in 2002 (mainly resulting from restructuring plan at the holding level and at Internet). IN 2003, OTHER OPERATING EXPENSES, NET ALSO INCLUDED PROVISION REVERSALS (OF WHICH E129 MILLION AT CANAL+ GROUP).
In 2002, other operating expenses also included non-recurring provisions.

                  - OPERATING INCOME

WHEREAS VIVENDI UNIVERSAL'S REVENUES DECLINED BY 56%, VIVENDI UNIVERSAL OPERATING INCOME DECLINED BY 13% TO E3,309 MILLION COMPARED TO E3,788
MILLION IN 2002, MAINLY DUE TO SCOPE CHANGES. VIVENDI UNIVERSAL'S PRO FORMA (AS DEFINED IN SECTION 3: "COMPARISON OF BUSINESS SEGMENT RESULTS") 2003 OPERATING INCOME INCREASED BY 61%, AND 67% AT CONSTANT CURRENCY, TO E3,303 MILLION COMPARED WITH E2,051 MILLION IN 2002.

THIS STRONG OPERATING INCOME PRO FORMA PERFORMANCE WAS ACHIEVED THROUGH:

         + E542 MILLION IMPROVEMENT AT CANAL+ GROUP, WHICH RECORDED
         E247 MILLION OF OPERATING INCOME IN 2003 INCLUDING SOME PROVISION REVERSAL EARLY IN THE YEAR ,

         + E510 MILLION FROM THE ELIMINATION OF THE COMPANY'S CASH DRAINS IN THE NON CORE BUSINESSES (VU NET, VTI AND VIVENDI VALORISATION),

         + E470 MILLION FROM THE IMPROVED PERFORMANCE AT SFR CEGETEL GROUP,

         + E335 MILLION FROM LOWER HOLDING AND CORPORATE COSTS,

         + E160 MILLION GROWTH AT MAROC TELECOM,

AND WAS OFFSET BY:

         - E486 MILLION DECLINE AT UMG,

         - E264 MILLION DECLINE AT VU GAMES,

         - E15 MILLION DECLINE AT VUE (UP 39%, ON A STAND-ALONE, PRO FORMA, DOLLAR AND U.S. GAAP BASIS)

FOR AN ANALYSIS OF OPERATING INCOME BY BUSINESS SEGMENT, PLEASE REFER TO SECTION 3 "COMPARISON OF BUSINESS SEGMENT RESULTS".

                  - Financing Expense

IN 2003, FINANCING EXPENSE WAS REDUCED BY ONE HALF TO E698 MILLION compared to E1,333 million in 2002. On a pro forma basis, financing expense was up
12% compared to E624 million in 2002. AVERAGE GROSS DEBT DECREASED TO
E16.4 BILLION IN 2003 from E22.1 billion in 2002 including the E4 billion investment to increase Vivendi Universal's stake in SFR Cegetel Group in 2003, but as a result of the refinancing program, THE AVERAGE COST OF GROSS DEBT INCREASED from 4.1% in 2002 TO 4.8% IN 2003, INCLUDING MANAGEMENT OF INTEREST COSTS.

                  - Other financial expenses, net of provisions

IN 2003, OTHER FINANCIAL EXPENSES, NET OF PROVISIONS AMOUNTED TO E509 MILLION compared to E3,409 million in 2002. They were comprised of:

         (i) OTHER FINANCIAL EXPENSES, INCLUDED IN ADJUSTED NET INCOME WHICH AMOUNTED TO E415 MILLION IN 2003 compared to a financial income of E268 million in 2002. IN 2003, THEY WERE MAINLY COMPRISED OF
         FOREIGN EXCHANGE LOSSES (E228 MILLION) AND SFD DEBT CANCELLATION VIS-A-VIS SFR CEGETEL GROUP FOR E200 MILLION, WHICH WAS OFFSET BY
         AN IMPROVEMENT IN SFD'S NET INCOME AND SHAREHOLDER EQUITY, WHICH POSITIVELY IMPACTED SFR CEGETEL GROUP EQUITY EARNINGS AS SFD IS 49% HELD BY SFR CEGETEL GROUP. In 2002, they were primarily comprised of a capital gain on the sale of Vinci (E 153 million) and dividends from unconsolidated investments (E58 million).

         (ii) OTHER FINANCIAL EXPENSES, NET OF PROVISIONS, NOT INCLUDED IN ADJUSTED NET INCOME WHICH AMOUNTED TO E94 MILLION IN 2003 compared to E3,676 million in 2002. IN 2003, THEY WERE MAINLY COMPRISED OF LOSSES RELATED TO THE AMORTIZATION OF DEFERRED CHARGES RELATED TO BONDS ISSUANCES, FACILITIES AND OTHERS (E193 MILLION INCLUDING A
         E64 PROVISION ACCRUAL) AND, FEES INCURRED IN THE IMPLEMENTATION OF
         THE REFINANCING PLAN (E50 MILLION), THE SEC INDEMNITY (E40
         MILLION) AND THE DOWNSIDE MARK-TO-MARKET OF THE PUT OPTION GRANTED TO SNCF ON CEGETEL SAS INTEREST (E85 MILLION, FOR MORE DETAILS,
         PLEASE REFER TO NOTE 29 TO THE CONSOLIDATED FINANCIAL STATEMENTS). THESE NEGATIVE IMPACTS WERE PARTIALLY OFFSET BY THE SALE OF INTERACTIVECORP WARRANTS (E125 MILLION INCLUDING A E454
         PROVISION REVERSAL), THE UPSIDE MARK TO MARKET OF DUPONT SHARES
         (E142 MILLION) AND THE TERMINATION OF LINEINVEST TOTAL RETURN SWAP
         (E97 MILLION), AND THE SALE OF IMPAIRED INVESTMENT IN SOFTBANK
         CAPITAL PARTNER (E29 MILLION).

         In 2002, they were mainly comprised of losses related to put options on treasury shares (E693 million including a provision accrual of E104 million), fees related to the implementation of the refinancing plan (E193 million) and provision accruals as a result of mark to market of InterActiveCorp warrants, interest rate swap and premium on Vivendi Universal call option granted by BNP Paribas
         (E454 million, E261 million, E226 million respectively), impairment losses related to Elektrim Telekomunikacja, UGC and UGC Cine Cite, investments in international telecom and Softbank Capital Partner investment (E609 million, E220 million, E175 million, E120 million respectively) and amortization of deferred charges related to bonds issuances, facilities and others (E174 million).
         For more details, please refer to Note 22 to the Consolidated Financial Statements.

                  - Gain on businesses sold, net of provisions

IN 2003, GAIN ON BUSINESSES SOLD, NET OF PROVISIONS OF E602 MILLION
CONSISTED MAINLY OF CAPITAL GAINS ON THE DIVESTITURE OF AND/OR DILUTION OF OUR INTEREST IN THE FOLLOWING INVESTMENTS (PLEASE REFER ABOVE TO SECTION 1.1 "2003 DEVELOPMENTS" FOR FURTHER DETAILS): TELEPIU (E215 MILLION, INCLUDING A
E352 MILLION PROVISION REVERSAL), CONSUMER PRESS DIVISION (E104
MILLION), SOGECABLE (E71 MILLION), UGC (E-47 MILLION), COMAREG
(E42 MILLION), XFERA (E-16 MILLION, INCLUDING A E75 MILLION
PROVISION ACCRUAL) AND INTERNET SUBSIDIARIES (E38 MILLION). At December 31, 2003, income tax expense and minority interests related to gain on business sold, net of provisions, amounted to E21 million and E11 million, respectively. Please refer to Note 23 to the Consolidated Financial Statements.

In 2002, gain on businesses sold, net of provisions totaled E1,049 million, the principal components were capital gains on the divestiture of and/or dilution of our interest in the following investments: E1,588 million for BSkyB, E1,419 million for Veolia Environnement, E329 million for
Vivendi Universal Publishing's European publishing operations, E172 million for Canal Digital and E90 million for Vizzavi Europe. Partially offsetting these gains were capital losses on the divestitures of Houghton Mifflin (E822 million), EchoStar (E674 million), Vivendi Universal
Publishing's business-to-business and health divisions (E298 million) and Sithe (E232 million), and a E360 million provision related to the anticipated sale of Telepiu.

                  - Income tax expense

                                                               French GAAP Basis

IN 2003, INCOME TAX EXPENSE WAS A CREDIT OF E408 MILLION compared to an expense of E2,556 million in 2002. This improvement was mostly due to (i) the effect of the rationalization of the structures at SFR Cegetel Group (saving of E515 million in 2003), (ii) the deconsolidation of Veolia Environnement (expense of E437 million in 2002), (iii) a reversal of a reserve of E477 million (established in 2002 for a potential contractual liability for tax indemnification that would have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution made on May 7, 2002) and (iv) other provision reversals resulting from the conclusion of tax audit for prior taxable period. AFTER ELIMINATING THE NON-RECURRING ITEMS WHICH ARE EXCLUDED FROM ADJUSTED NET INCOME, IN 2003, INCOME TAX EXPENSE TOTALED E704 MILLION compared to E1,534 million in 2002. IN 2003, NON-RECURRING ITEMS WHICH ARE EXCLUDED FROM ADJUSTED NET INCOME WERE A CREDIT OF E1,112 compared to an expense of E1,022 in 2002. VIVENDI UNIVERSAL'S INCOME TAX RATE ON ADJUSTED NET INCOME IN 2003 WAS 31% compared to 63% in 2002.

         Income tax cash flow:

Since SFR Cegetel Group, Maroc Telecom, CanalSatellite and Canal+ SA are not part of Vivendi Universal's consolidated tax group, losses elsewhere in the group are not available to offset profits taxable at those entities. INCOME TAX PAID AMOUNTED TO E1,242 MILLION IN 2003 compared to E1,252 million in
2002. Cash flow benefit from the SFR Cegetel group reorganization will mostly influence 2004 income tax paid.

                  - Equity in (losses) earnings of unconsolidated companies

EQUITY IN EARNINGS OF UNCONSOLIDATED COMPANIES AMOUNTED TO E71 MILLION IN
2003, excluding impairment losses recorded by Veolia Environnement and the impairment losses recorded in respect to certain VUE affiliates, compared to an equity in loss of E294 million in 2002 mainly due to decreased losses from VTI, Internet and Canal+ subsidiaries as main cash drains have been eliminated and increased earnings from SFR Cegetel Group subsidiaries, mainly due to SFD contribution, which had no impact on Vivendi Universal's account as it was offset by an other financial expense.

                  - Goodwill Amortization

IN 2003, GOODWILL AMORTIZATION DECLINED 12% TO E1,120 MILLION compared to E1,277 million in 2002. The increase in Canal+ Group goodwill amortization was primarily driven by the exceptional write-off of Telepiu to offset the provision reversal and increased goodwill amortization at SFR primarily due to the acquisition of the 26% BT's stake, which have been more than offset by the impact of the divestitures and on-going restructuring plan at VU Net and mostly the reduction of amortization induced by the impairment losses recorded in previous years.

                  - Impairment losses

IN 2003, IMPAIRMENT LOSSES AMOUNTED TO E1,792 MILLION compared to
E18,442 million in 2002. THE MAIN SOURCES WERE UMG DUE TO CONTINUED DETERIORATION OF THE MUSIC MARKET IN 2003 (E1,370 MILLION), VUE DUE TO SOFTNESS IN THE TOURISM MARKET IMPACTING THEME PARK ACTIVITY (IMPAIRMENT OF E188 MILLION), CANAL+ GROUP RESULTING FROM IMPAIRMENT OF INTERNATIONAL ASSETS UNDER DIVESTITURE (E165 MILLION) AND VU GAMES (E61 MILLION).

In view of the continued deterioration of the economy in 2002 and the resulting decline in the value of some media and telecommunications assets, combined with the impact of the future increased cost of capital to the group as a result of liquidity issues, E18,442 million of goodwill was written down in 2002. These impairment losses were broken down as follows: E5.4 billion for Canal+ Group, E5.3 billion for UMG, E6.5 billion for VUE and E1.2 billion for international telecoms and Internet assets. This impairment charge did not reflect any proportional notional impairment of goodwill originally recorded as a reduction of shareholders' equity, which amounted to E0.7 billion in 2002.

For further discussion on impairment losses, please refer to Note 4 to the Consolidated Financial Statements.

                  - Minority Interests

IN 2003, MINORITY INTEREST EXPENSE INCREASED BY 44% TO E1,212 MILLION, primarily due to the increased profitability at SFR Cegetel Group and Maroc Telecom and despite the acquisition of the 26% BT's stake in SFR Cegetel Group.

                  - NET LOSS / LOSS PER SHARE - BASIC

NET LOSS WAS SIGNIFICANTLY REDUCED TO E1,143 MILLION COMPARED TO E23,301 IN 2002. VIVENDI UNIVERSAL'S 2003 LOSS PER SHARE - BASIC AMOUNTED TO E1.07 COMPARED TO E21.43 IN 2002.

  2.3.   COMPARISON OF 2002 VERSUS 2001

                  - Revenues

Total revenues increased 1% from E57,360 million in 2001 to E58,150 million in 2002, primarily reflecting the acquisition in May 2002 of InterActiveCorp's entertainment assets, partially offset by the fact that revenues generated by Vivendi Universal Publishing operations sold in 2002 are not included in 2002 revenues whereas they were included in 2001 revenues.

For an analysis of revenues by business segment, please refer to section 3 "Comparison of Business Segment Results".

                  - Cost of revenues

In 2002, cost of revenues (including Veolia Environnement) represented 70% of revenues or E40,574 million compared 69% of revenues or E39,526 million in 2001. Main differences between 2002 and 2001: (i) loss in gross margin from: Canal+ Group, due to increases in programming costs and the write-off of films at StudioCanal, (ii) Universal Music due to declining revenues and higher Artist & Repertoire (A&R) development and royalty costs,
(iii) deconsolidation of Publishing businesses sold which operated at gross margins of 50% and Veolia Environnement (iv) margin improvements at SFR Cegetel Group and Maroc Telecom as the result of managing costs efficiently as revenues rose, in particular thanks to productivity gains in interconnection and network costs at SFR Cegetel Group, (v) margin improvements at VUE's mainly due to the inclusion of eight months of performance of InterActiveCorp entertainment assets in 2002. The full year consolidation of Maroc Telecom and the eight-month consolidation of InterActiveCorp entertainment assets also contributed to the E1,048 million increase in cost of revenues.

                  - Selling, general and administrative expenses

In 2002, selling, general and administrative expenses represented 22% of revenues or E12,937 million compared to 23.9% of revenues or E13,699 million in 2001. In relation to revenues, the cost improvements in 2002 versus 2001 are attributed to: (i) the deconsolidation of the Publishing businesses sold as they carried higher selling, general and administrative costs at 38% of revenues compared to the group average (ii) cost management at SFR Cegetel Group and Maroc Telecom, which reflects the effect of economies of scale as fixed costs were spread over a larger revenue base and (iii) the contributive margin from the acquired InterActiveCorp entertainment assets at Vivendi Universal Entertainment. These improvements were offset by a significant increase in expenses at Holding and Corporate related to pensions and insurance.

                  - Operating income

Total operating income was flat at E3,788 million in 2002 compared to 2001 as increases in cost of revenues and other operating

                                                               French GAAP Basis
expenses were offset by a decline in selling, general and administrative expenses.

For an analysis of operating income (loss) by business segment, please refer to "Comparison of Business Segment Results" section.

                  - Financing Expense

In 2002, financing expense amounted to E1,333 million, a decline of 8% compared to 2001. The sales of Houghton Mifflin, the majority of Vivendi Universal Publishing's other operations, Vivendi Universal's investment in EchoStar and a portion of our interest in Veolia Environnement at the end of the year significantly reduced our debt level. However, the first half of 2002 included the cost of financing the acquisition of the entertainment assets of InterActiveCorp in May and EchoStar in January. The average cost of debt in 2002 was 4.1% (excluding Veolia Environnement) compared to 4.0% in 2001.

                  - Other financial expenses, net of provisions

Other financial expenses, net of provisions of E3,409 million were incurred in 2002 compared to financial expenses, net of provisions of E473 million in 2001. In 2001, financial expenses, net of provisions were mainly comprised of a capital gain on the sale of Saint Gobain shares (E101 million), losses related to put options on treasury shares (E71 million) and provision accruals mainly related to Softbank Capital Partner investment (E119 million), investments related to Elektrim SA (E104 million) and Lagardere
(E42 million).

                  - Gain on businesses sold, net of provisions

In 2002, gain on businesses sold, net of provisions totaled E1,049 million compared to E2,365 million in 2001. 2001 principal components were capital gains on the divestiture of and/or dilution of our interest in the following companies: E1 billion for the BSkyB transactions, E712 million for the divestiture of AOL France, E151 million for the sale of Eurosport, E116 million for the sale of a 9.3% interest in Veolia Environnement, E125 million for the sale of Havas Advertising and E121 million for the Dalkia/EDF transactions.

                  - Income tax expense

In 2002, income tax expense totaled E2,556 million, an increase of 62% over the prior year. Of the total, approximately E1.1 billion related to recurring operations, including E544 million for SFR Cegetel Group, and E1.0 billion related to exceptional items (mainly the use of deferred tax), which did not generate any cash outflow. Since SFR Cegetel Group and Maroc Telecom are not part of our consolidated tax group, losses elsewhere in the group are not available to offset profits taxable at those entities. As a result, Vivendi Universal's income tax rate on adjusted net loss in 2002 was 63% compared to 50% in 2001.

                  - Equity in (losses) earnings of unconsolidated companies

Equity in (losses) earnings of unconsolidated companies decreased by 35% from E453 million in 2001 to E294 million in 2002, primarily due to decreased losses from Internet subsidiaries and Canal+ Group. Partially offsetting these improvements was the loss of equity income following the May 2002 acquisition and consolidation of the entertainment assets of InterActiveCorp, which had previously been accounted for using the equity method, and increased losses from international telecom subsidiaries.

                  - Goodwill Amortization

In 2002, recurring goodwill amortization declined 24% to E1,277 million, primarily due to the impact of goodwill impairment charges taken in prior periods.

                  - Impairment losses

In view of the continued deterioration of the economy in 2002 and the resulting decline in the value of some media and telecommunications assets, combined with the impact of the future increased cost of capital to the group as a result of liquidity issues, E18,442 million of goodwill was written down in 2002 compared to E13,515 million in 2001.

For further discussion on impairment losses, please refer to Note 4 to the Consolidated Financial Statements.

                  - Minority Interests

In 2002, minority interest expense increased 42% to E844 million, primarily due to the May 2002 acquisition of the entertainment assets of InterActiveCorp, the dilution of our interest in Veolia Environnement and improved profitability at SFR Cegetel Group.

                  - Net Income (Loss) and Earnings (Loss) Per Share - basic

A net loss of E23,301 million or E21.43 per share (basic and diluted) was incurred in 2002, compared with a net loss of E13,597 million or E13.53 per share (basic and diluted) in 2001.

                                                               French GAAP Basis

  3-     COMPARISON OF BUSINESS SEGMENT RESULTS

                                                                       Actual
                                                         --------------------------------------
                                                                 Year Ended December 31,
                                                         --------------------------------------
(in millions)                                              2003      2002    % Change    2001
                                                         --------  --------  --------  --------
REVENUES
  Canal+ Group                                           E  4,158  E  4,833     -14%   E  4,563
  Universal Music Group                                     4,974     6,276     -21%      6,560
  Vivendi Universal Games (a)                                 571       794     -28%        657
  Vivendi Universal Entertainment                           6,022     6,270      -4%      4,938
                                                         --------  --------     ---    --------
  MEDIA                                                  E 15,725  E 18,173     -13%   E 16,718
  SFR Cegetel Group                                         7,574     7,067       7%      6,384
  Maroc Telecom                                             1,471     1,487      -1%      1,013
                                                         --------  --------     ---    --------
  TELECOM                                                E  9,045  E  8,554       6%   E  7,397
  Others (b)                                                  584       813     -28%        672
                                                         --------  --------     ---    --------
  TOTAL VIVENDI UNIVERSAL                                E 25,354  E 27,540      -8%   E 24,787
                                                         ========  ========     ===    ========
   (EXCLUDING VE AND VUP ASSETS SOLD IN 2002 AND 2003)
  VUP assets sold in 2003 (c)                                 128       572     -78%        617
  Veolia Environnement                                          -    30,038      na*     29,094
  VUP assets sold in 2002 (d)                                   -         -       -       2,862
                                                         --------  --------     ---    --------
  TOTAL VIVENDI UNIVERSAL                                E 25,482  E 58,150     -56%   E 57,360
                                                         ========  ========     ===    ========
OPERATING INCOME (LOSS)
  Canal+ Group                                           E    247  E   (325)     na*   E   (374)
  Universal Music Group                                        70       556     -87%        719
  Vivendi Universal Games (a)                                (201)       63      na*         18
  Vivendi Universal Entertainment                             931       816      14%        300
                                                         --------  --------     ---    --------
  MEDIA                                                  E  1,047  E  1,110      -6%   E    663
  SFR Cegetel Group                                         1,919     1,449      32%        928
  Maroc Telecom                                               628       468      34%        387
                                                         --------  --------     ---    --------
  TELECOM                                                E  2,547  E  1,917      33%   E  1,315
  Holding & corporate                                        (330)     (665)     na*       (326)
  Others (b)                                                   39      (471)     na*       (266)
                                                         --------  --------     ---    --------
  TOTAL VIVENDI UNIVERSAL                                E  3,303  E  1,891      75%   E  1,386
                                                         ========  ========     ===    ========
   (EXCLUDING VE AND VUP ASSETS SOLD IN 2002 AND 2003)
  VUP assets sold in 2003 (c)                                   6       (14)     na*         22
  Veolia Environnement                                          -     1,911      na*      1,964
  VUP assets sold in 2002 (d)                                   -         -      na*        423
                                                         --------  --------     ---    --------
  TOTAL VIVENDI UNIVERSAL                                E  3,309  E  3,788     -13%   E  3,795
                                                         ========  ========     ===    ========

* na: not applicable

(a) Formerly part of Vivendi Universal Publishing (VUP) (includes Kids Activities, e.g. Adi/Adibou in France and JumpStart in the US).

(b) Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation, Vivendi Universal Publishing (VUP) assets not sold during 2002 and 2003 (Atica & Scipione: publishing operations in Brazil) and the elimination of intercompany transactions.

(c) Comprised of the Consumer Press Division sold in February 2003, which was deconsolidated as of January 1, 2003 and Comareg sold in May 2003.

(d) Comprised of publishing activities in Europe, Houghton Mifflin and professional and health divisions, those were deconsolidated as of January 1, 2002.

                                                                         Pro Forma (a)
                                                         -------------------------------------------
                                                                     Year Ended December 31,
                                                         -------------------------------------------
                                                                                       % Change at
(in millions)                                              2003      2002    % Change  constant rate
                                                         --------  --------  --------  -------------
REVENUES
  Canal+ Group                                           E  4,158  E  4,742    -12%         -12%
  Universal Music Group                                     4,974     6,276    -21%         -12%
  Vivendi Universal Games                                     571       794    -28%         -16%
  Vivendi Universal Entertainment                           6,022     6,978    -14%           4%
                                                         --------  --------    ---          ---
  MEDIA                                                  E 15,725  E 18,790    -16%          -6%
  SFR Cegetel Group                                         7,574     7,067      7%           7%
  Maroc Telecom                                             1,471     1,487     -1%           3%
                                                         --------  --------    ---          ---
  TELECOM                                                E  9,045  E  8,554      6%           6%
  Others                                                      584       813    -28%         -22%
                                                         --------  --------    ---          ---
  TOTAL VIVENDI UNIVERSAL                                E 25,354  E 28,157    -10%          -3%
                                                         ========  ========    ===          ===
OPERATING INCOME (LOSS)
  Canal+ Group                                           E    247      (295)    na*          na*
  Universal Music Group                                        70       556    -87%         -90%
  Vivendi Universal Games                                    (201)       63     na*          na*
  Vivendi Universal Entertainment                             931       946     -2%          19%
                                                         --------  --------    ---          ---
  MEDIA                                                  E  1,047  E  1,270    -18%          -9%
  SFR Cegetel Group                                         1,919     1,449     32%          32%
  Maroc Telecom                                               628       468     34%          40%
                                                         --------  --------    ---          ---
  TELECOM                                                E  2,547  E  1,917     33%          34%
  Holding & corporate                                        (330)     (665)    50%          47%
  Others                                                       39      (471)    na*          na*
                                                         --------  --------    ---          ---
  TOTAL VIVENDI UNIVERSAL                                E  3,303  E  2,051     61%          67%
                                                         ========  ========    ===          ===

* na: not applicable

(a) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposition of VUP assets in 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting for Veolia

                                                               French GAAP Basis

         Environnement using the equity method from January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2002.

Reconciliation of actual revenues and operating income to pro forma revenues and operating income:

                                                                                                  VE and VUP sold in
                                                                               International TV      2003 equity
YEAR ENDED DECEMBER 31, 2002 (in millions)         Actual    InterActiveCorp       Networks           accounting       Pro Forma
                                                  --------   ---------------   ----------------   ------------------   ---------
REVENUES
  Canal+ Group                                    E  4,833       E      -         E    (91)           E        -       E   4,742
  Universal Music Group                              6,276              -                -                     -           6,276
  Vivendi Universal Games                              794              -                -                     -             794
  Vivendi Universal Entertainment                    6,270            617               91                     -           6,978
                                                  --------       --------         --------            ----------       ---------
  MEDIA ACTIVITY                                  E 18,173            617                -                     -          18,790
  SFR - Cegetel                                      7,067              -                -                     -           7,067
  Maroc Telecom                                      1,487              -                -                     -           1,487
                                                  --------       --------         --------            ----------       ---------
  TELECOM ACTIVITY                                E  8,554              -                -                     -           8,554
  Others                                               813              -                -                                   813
                                                  --------       --------         --------            ----------       ---------
  TOTAL VIVENDI UNIVERSAL                         E 27,540       E    617         E      -            E        -       E  28,157
                                                  ========       ========         ========            ==========       =========
   (Excluding VE and VUP assets sold in 2003)
  VUP assets sold during 2003                          572              -                -                  (572)              -
  Veolia Environnement                              30,038              -                -               (30,038)              -
                                                  --------       --------         --------            ----------       ---------
  TOTAL VIVENDI UNIVERSAL                         E 58,150       E    617         E      -            E  (30,610)      E  28,157
                                                  ========       ========         ========            ==========       =========
OPERATING INCOME
  Canal+ Group                                    E   (325)      E      -         E     31            E        -       E    (295)
  Universal Music Group                                556              -                -                     -             556
  Vivendi Universal Games                               63              -                -                     -              63
  Vivendi Universal Entertainment                      816            160              (31)                    -             946
                                                  --------       --------         --------            ----------       ---------
  MEDIA ACTIVITY                                  E  1,110       E    160         E      0            E        -       E   1,270
  SFR - Cegetel                                      1,449              -                -                     -           1,449
  Maroc Telecom                                        468              -                -                     -             468
                                                  --------       --------         --------            ----------       ---------
  TELECOM ACTIVITY                                E  1,917       E      -         E      -            E        -       E   1,917
  Holding & Corporate                                 (665)             -                -                     -            (665)
  Others                                              (471)             -                -                     -            (471)
                                                  --------       --------         --------            ----------       ---------
  TOTAL VIVENDI UNIVERSAL                         E  1,891       E    160         E      0            E        -       E   2,051
                                                  ========       ========         ========            ==========       =========
   (Excluding VE and VUP assets sold in 2003)
  VUP assets sold during 2003                          (14)             -                -                    14               -
  Veolia Environnement                               1,911              -                -                (1,911)              -
                                                  --------       --------         --------            ----------       ---------
  TOTAL VIVENDI UNIVERSAL                         E  3,788       E    160         E      0            E   (1,897)      E   2,051
                                                  ========       ========         ========            ==========       =========

                                                               French GAAP Basis

  3.1.   CANAL+ GROUP

                                                      Year ended December 31,
                                                     Actual                         Pro Forma (a)
                                    -----------------------------------------   -------------------
(In millions)                         2003     2002 (1)   % Change   2001 (1)   2002 (1)   % Change
                                    --------   --------   --------   --------   --------   --------
REVENUE
  Pay-TV - France                   E  2,813   E  2,663       6%     E  2,541   E  2,663        6%
  Film - Studio Canal                    351        455     -23%          430        455      -23%
  Other                                  994      1,715     -42%        1,592      1,624      -39%
                                    --------   --------     ---      --------   --------   --------
  CANAL+ GROUP                      E  4,158   E  4,833     -14%     E  4,563   E  4,742      -12%
OPERATING INCOME                    E    247   E   (325)     NA*     E   (374)  E   (295)      NA*
Operating margin (%)                       6%        na*     na*           na*        na*      na*
CASH FLOW FROM OPERATIONS (2)       E    367   E   (361)     NA*                E   (353)      NA*
SUBSCRIPTIONS (b) (in thousands)
    Analog                             2,611      2,864      -9%        3,046
    Digital                            1,738      1,613       8%        1,505
                                    --------   --------     ---      --------
  Individual subscribers               4,349      4,477      -3%        4,551
  Collective                             375        363       3%          357
  Overseas                               183        178       3%          182
                                    --------   --------     ---      --------
Total Canal+ (premium channel)         4,907      5,018      -2%        5,090
CanalSatellite                         2,751      2,520       9%        2,228
NC Numericable                           423        407       4%          395
                                    --------   --------     ---      --------
TOTAL SUBSCRIPTIONS IN FRANCE          8,081      7,945       2%        7,713

* na: not applicable

(a) Pro forma basis as if Universal Studios' international television networks had been reported by VUE instead of Canal+ Group.

(b) Individual and collective subscriptions, differs from 2002 published data, which included only individual subscriptions.

                  - 2003 versus 2002

IN 2003, ACTUAL REVENUES AT CANAL+ GROUP DECREASED BY 14% (AND 12% ON A PRO FORMA BASIS) TO E4,158 MILLION RESULTING FROM DIVESTITURES MADE IN 2003 AND DESCRIBED IN SECTION 1.1 "2003 DEVELOPMENTS". WHEN EXCLUDING ALL SCOPE CHANGES (PRIMARILY TELEPIU), CANAL+ GROUP REVENUES WERE UP 1% VERSUS PRIOR YEAR.

CANAL+ GROUP ENDED 2003 WITH AN OPERATING INCOME(1) OF E247 MILLION COMPARED TO AN OPERATING LOSS OF E325 MILLION IN 2002. RECURRING OPERATING INCOME AMOUNTED TO E99 MILLION. THIS REPRESENTED A LIKE-FOR-LIKE INCREASE OF APPROXIMATELY E200 MILLION OVER 2002. THE DIFFERENCE WITH THE ACTUAL OPERATING INCOME IS EXPLAINED BY NON-RECURRING ITEMS, PRINCIPALLY A PROVISION REVERSAL IMPACTING TELEPIU'S OPERATING INCOME FOR E129 MILLION - THIS PROVISION ON A DEAL WITH A CHANNEL WAS REVERSED WHEN TELEPIU REACHED A HIGH ENOUGH NUMBER OF SUBSCRIBERS TO MAKE THE CONTRACT PROFITABLE - AND A SLIGHTLY POSITIVE BALANCE BETWEEN OTHER PROVISION'S ALLOWANCES AND REVERSALS.

CASH FLOW FROM OPERATIONS FOR 2003 REACHED E367 MILLION, WHICH EXCEEDS SIGNIFICANTLY THE FORECAST. EXCLUDING THE CONTRIBUTION OF THE COMPANIES DISPOSED OF, CASH FLOW FROM OPERATIONS STANDS AT E149 MILLION, COMPARED TO E-109 MILLION IN 2002.

                  Pay-TV -- France:

REVENUES FROM THE FRENCH PAY-TV OPERATIONS, CANAL+ GROUP'S CORE BUSINESS, INCREASED 6% TO E2,813 MILLION. CANAL+ GROUP ENDED 2003 WITH NEARLY 8.1
MILLION SUBSCRIPTIONS TO ITS CANAL + PAY-TV OFFERINGS IN FRANCE, REPRESENTING A NET GROWTH OF APPROXIMATELY 135,000 SUBSCRIPTIONS FOR THE YEAR. WITH 4.9 MILLION SUBSCRIPTIONS AT DECEMBER 31, THE CANAL+ PREMIUM CHANNEL SIGNIFICANTLY LIMITED THE FORECAST DECLINE IN ITS SUBSCRIBER BASE TO A NET OF APPROXIMATELY 110,000, PRIMARILY DUE TO THE SUSTAINED LEVEL OF COMMITMENTS OF NEW SUBSCRIBERS WHOSE NUMBER ROSE 10% DURING THE YEAR. CHURN RATE REMAINS AT INDUSTRY-COMPARABLE LOW LEVELS WITH 12.9%, OR 11.8% EXCLUDING THE IMPACT OF SPECIAL COMMERCIAL OFFERS NOT TO BE REPEATED IN 2004 WHICH ALLOWED FREE CANCELLATIONS. THIS COMPARES WITH 10.6% IN 2002. CANALSATELLITE CONTINUED TO GROW, ENDING THE YEAR WITH 2.8 MILLION SUBSCRIPTIONS, FOR A NET ANNUAL INCREASE OF APPROXIMATELY 230,000 SUBSCRIPTIONS. CHURN RATE WAS UP SLIGHTLY TO 9.1% COMPARED TO 8.4% IN 2002.

OPERATING INCOME WAS DOUBLE AS COMPARE TO THE PREVIOUS YEAR AT E128
MILLION. ALL OF THE OPERATIONS (PREMIUM CHANNEL, THEME CHANNELS, SATELLITE AND CABLE PACKAGES AND OPERATIONS IN THE FRENCH OVERSEAS DEPARTMENTS AND TERRITORIES) CONTRIBUTED TO THE INCREASE. THE GOOD OPERATING PERFORMANCES WERE ACHIEVED EITHER THROUGH REVENUE GROWTH OR THROUGH RESTRUCTURING EFFORTS AND COST SAVINGS.

                  Film -- StudioCanal:

STUDIOCANAL REVENUES WERE DOWN 23% TO E351 MILLION, IN LINE WITH THE
COMPANY STRATEGY TO BE MORE SELECTIVE ON ITS MOVIE INVESTMENTS. STUDIOCANAL'S "LES NULS L'INTEGRULE" RANKED NUMBER ONE AMONG FRANCE'S BEST-SELLING VIDEOS AND DVDS DURING THE HOLIDAY SEASON, WITH NEARLY ONE MILLION COPIES SOLD, AN UNPRECEDENTED ACHIEVEMENT FOR A COMEDY DVD IN FRANCE.

OPERATING INCOME WAS POSITIVE AT E26 MILLION (COMPARED TO A E95 MILLION OPERATING LOSS IN 2002) DUE TO THE BENEFITS OF THE COMPANY'S RESTRUCTURING, THE INTRODUCTION OF A NEW EDITORIAL POLICY AND THE DECISION TO DISCONTINUE IN-HOUSE MOVIE PRODUCTION.

                  Other:

OTHER INCLUDES NON-STRATEGIC OR NON-PROFITABLE COMPANIES WHICH WERE DISPOSED OF IN 2003, EITHER OUTSIDE OF FRANCE (PAY-TV BUSINESSES INCLUDING TELEPIU, CANAL+ NORDIC, CANAL+ BENELUX) OR IN FRANCE (CANAL+ TECHNOLOGIES, PIECES OF EXPAND), AS WELL

----------

(1) Please note that to better reflect the performances of each separate businesses, Canal+ Group has reallocated dedicated operations and holding cost to each appropriate business line, which was previously reported in "other" line. As a consequence, Canal+ Group's breakdown of revenues and operating income by business differs from figures published in 2002.

(2) Vivendi Universal considers the non-GAAP measures called cash flow from operations to be important indicators of the Company's operating performance, because it is commonly reported and used by the international analyst community, investors and others associated with certain media and communication industries. The Company manages its various business segments on the basis of operating measures that exclude financing cost and income taxes. Cash flow from operations excludes the effect of these items, and includes the effect of capital expenditures and divestitures. The Company's management uses cash flow from operations for reporting and planning purposes. For more details on cash flow from operations please refer to the section below 4.3 "Cash flows".

                                                               French GAAP Basis

AS NON-STRATEGIC ASSETS SUCH AS CYFRA+ AND PSG.

WHILE REVENUES FOR THIS GROUP OF COMPANIES, AT E995 MILLION, WERE DOWN 42% DUE TO SCOPE CHANGES, OPERATING INCOME WAS UP DUE TO THE POSITIVE CONTRIBUTION OF MOST OF THE COMPANIES CONCERNED. CYFRA+, IN PARTICULAR, IN POLAND MOVED INTO AN OPERATING PROFIT IN 2003. THE SUBSCRIBER PORTFOLIO GREW 5% TO 670,000 AT THE END OF 2003, REPRESENTING APPROXIMATELY ONE MILLION SUBSCRIPTIONS TO THE DIFFERENT PREMIUM OFFERS (CANAL+ AND HBO MAXPAK) AND TO THE DIGITAL PLATFORM CYFRA+.

                  - 2002 versus 2001

At Canal+ Group, revenues increased 6% to E4,833 million and operating losses declined by 13% to E325 million. The improvement of cash flow from operations, which was still negative in 2002, was mainly driven by the decline in losses at the operating income level.

                  Pay-TV -- France:

In 2002, pay-TV revenues in France increased 5% to E2,663 million on overall subscription growth. At the end of 2002, in total, pay-TV activities in France (Canal+ premium channel, CanalSatellite and NC Numericable) represented approximately 8 million subscriptions, an increase of 3% over the prior year end. At the French premium channel, Canal+, overall revenues were flat year-on-year as the full year impact of the 2001 fee increase was offset by a decline in individual subscriptions of 74,000. Canal+ premium channel ended the year with 5 million subscriptions. The revenue increase in the pay-TV -- France operations was attributable to the solid performance at CanalSatellite, which reached the 2.5 million subscription mark in December 2002 (representing a net increase of 292,000 new subscriptions). NC Numericable also performed strongly due to an increase in the number of subscribers to its Internet access service. In 2002, operating income from French pay-TV operations was down at E64 million versus E197 million in 2001 as a result of restructuring costs at the holding company level. The performance improvement in the business units in 2002 was offset by the reversal of a provision in 2001 and a change in the consolidation of MultiThematiques in 2002 (100% consolidation of the loss in 2002, compared to equity in 2001).

                  Film -- StudioCanal:

In 2002, StudioCanal's revenues were up 6% to E455 million. Revenues from UK operations (Working Title) compensated for lower film library revenues in France and a decline in distribution revenues in Germany. In 2002, StudioCanal reduced its operating loss by 44% to E95 million. This loss is primarily attributable to the write-off of films on StudioCanal's Consolidated Statement of Financial Position.

                  Other:

Other revenues, at E1,715 million, were up 8% year-on-year. Revenue growth generated by the international pay-TV business units reflects a 20% increase in international subscriptions but was offset by a revenue decline at Canal+ Technologies (due to the ITV Digital and Winfirst bankruptcies). Operating losses were reduced from E409 million in 2001 to E294 million in 2002 driven by an approximate E120 million reduction in operating losses at Telepiu reflecting increased revenues attributable to increased subscribers and reduced piracy following the introduction of new encryption technology.

  3.2.   UNIVERSAL MUSIC GROUP (UMG)

                                         Year ended December 31,
                                                   Actual
                                 ----------------------------------------
(In millions)                      2003       2002     % change    2001
                                 --------   --------   --------  --------
REVENUES
  North America                  E  2,013   E  2,772     -27%    E  2,921
  Europe                            2,212      2,588     -15%       2,655
  Far East                            540        588      -8%         671
  Rest of the World                   209        328     -36%         313
                                 --------   --------   -----     --------
  UMG                            E  4,974   E  6,276     -21%    E  6,560
OPERATING INCOME                 E     70        556     -87%         719
Operating margin (%)                    1%         9%     na*          11%
CASH FLOW FROM OPERATIONS (3)    E    463   E    523     -11%

MARKET SHARES (4)
  North America                      28.0%      29.0%                26.6%
  Europe                             26.3%      27.2%                26.5%
  Far East                           13.1%      12.0%                11.0%
  Rest of the World                    na*        na*                  na*
                                 --------   --------             --------
  TOTAL UMG                          23.6%      24.3%                22.9%

MUSIC MARKET GROWTH (4)
  North America                      -3.6%      -9.8%                -5.0%
  Europe                            -11.6%      -4.8%                -0.7%
  Far East                           -6.4%     -10.8%               -21.3%
  Rest of the World                    na*        na*                  na*
                                 --------   --------             --------
  TOTAL UMG                          -7.1%      -8.0%                -5.0%

BEST SELLING TITLES
(units sold, in millions)

                                   Artist      Units     Artist       Units       Artist        Units
                                 -------------------   --------------------   -----------------------
                                     50 Cent       9          Eminem     14             Shaggy      8
                                    t.A.T.u.       4   Shania Tw ain      8      O Brother OST      4
                                      Eminem       3           Nelly      8   Enrique Iglesias      4
                                 Sheryl Crow       3      8 Mile OST      6        Limp Bizkit      4
                                  Toby Keith       3              U2      5      Nelly Furtado      4
% OF TOP 15 OF TOTAL UNITS SOLD                   10%                    14%                       10%

* na: not applicable

                  - 2003 versus 2002

UMG'S REVENUES OF E4,974 MILLION WERE 21% BELOW 2002 DUE TO ADVERSE
CURRENCY MOVEMENTS, WEAKNESS IN THE GLOBAL MUSIC MARKET, AND A LOWER NUMBER OF RELEASES FROM GLOBAL SUPERSTARS. REVENUES DECLINED 12% IN CONSTANT CURRENCY WITH GROWTH IN JAPAN AND THE U.K. MORE THAN OFFSET BY DECLINES IN THE U.S., GERMANY, AND FRANCE. THE GLOBAL MUSIC MARKET DECLINED AN ESTIMATED 7% IN 2003 DUE TO THE COMBINED IMPACT OF PRESSED DISC AND CD-R PIRACY, ILLEGAL DOWNLOADING OF MUSIC FROM THE

----------

(3)Please refer to footnote 2 in section 3.1.

(4) Market share and market growth data are based on UMG estimates.

                                                               French GAAP Basis

INTERNET AND INCREASED COMPETITION FROM OTHER FORMS OF ENTERTAINMENT SUCH AS DVD'S. UMG'S TOP 15 ALBUM RELEASES ACCOUNTED FOR 10% OF UNIT VOLUME IN 2003 VERSUS 14% IN 2002. BEST SELLERS INCLUDED 50 CENT, WHICH WAS THE NUMBER ONE BEST SELLER OF THE YEAR IN THE U.S. AND STRONG CARRYOVER SALES FROM 2002 RELEASES BY T.A.T.U. AND EMINEM. OTHER MAJOR SELLERS WERE FROM SHERYL CROW, TOBY KEITH, THE BLACK EYED PEAS, WITH VERY STRONG SALES OUTSIDE OF NORTH AMERICA, STING AND BUSTED, WHO HAD TWO ALBUMS IN THE YEAR SELLING OVER 1 MILLION UNITS.

IN 2003, OPERATING INCOME AT UMG DECLINED 87% TO E70 MILLION (ON A CONSTANT CURRENCY BASIS, OPERATING INCOME WAS DOWN 90%). THIS DECLINE REFLECTED THE MARGIN IMPACT OF THE DECLINE IN REVENUE AND A HIGHER PROPORTION OF LOWER MARGIN ACTIVITY. LOWER MARKETING AND CATALOG AMORTIZATION EXPENSES OFFSET RESTRUCTURING COSTS INCURRED AS A RESULT OF REORGANIZING BUSINESSES PRIMARILY IN THE U.S. AND EUROPE AND A SUBSTANTIAL INCREASE IN LEGAL CHARGES PRIMARILY THE CASH DEPOSIT MADE WITH THE UNITED STATES DISTRICT COURT IN CONNECTION WITH THE COMPANY'S APPEAL OF AN UNFAVORABLE DECISION AFTER TRIAL IN A LAWSUIT BROUGHT BY TVT RECORDS AND TVT MUSIC, INC. (THE "TVT MATTER").

CASH FLOW FROM OPERATIONS WAS DOWN 11% VERSUS LAST YEAR TO E463 MILLION DESPITE THE SHARP DROP IN OPERATING INCOME AND THE POSTING OF A DEPOSIT OF APPROXIMATELY E50 MILLION IN CONNECTION WITH THE TVT MATTER, PRIMARILY DUE TO A REDUCTION IN OTHER WORKING CAPITAL REQUIREMENTS, LOWER ARTIST AND REPERTOIRE INVESTMENT AND REDUCED CAPITAL EXPENDITURES.

UMG IS CONTINUALLY EVALUATING ITS BUSINESS IN ORDER TO MAINTAIN THE MOST EFFICIENT AND COMPETITIVE MUSIC COMPANY IN THE INDUSTRY AND BE WELL-POSITIONED FOR THE FUTURE. AS A CONSEQUENCE, UMG IS IN THE PROCESS OF INSTITUTING SIGNIFICANT COST-CUTTING INITIATIVES THAT TAKE INTO ACCOUNT THE REALITIES OF THE DECLINING MUSIC MARKET TO FURTHER RATIONALIZE THE COMPANY'S COST STRUCTURE AROUND THE WORLD. TO FACE INCREASING PIRACY IMPACTING THE MUSIC INDUSTRY, THE INDUSTRY AND UMG ARE INCREASING THEIR ANTI-PIRACY ACTIVITIES WITH A MULTI-PRONGED APPROACH FOCUSING ON LEGAL ACTION, P.R. AND EDUCTION, AND TECHNICAL COUNTER MEASURES WHILE OFFERING THE CUSTOMER NEW PRODUCTS AND SERVICES. AS A RESULT, UMG HAS OVER 110,000 TRACKS AVAILABLE FOR SALE THROUGH OUTLETS AS A LA CARTE DOWNLOADS, REPRESENTING APPROXIMATELY 90% OF ITS US POPULAR CATALOG AND DWARFING THE AMOUNT OF CONTENT THAT ANY COMPETITOR HAS AVAILABLE. THIS HAS ENABLED UMG TO COMMAND A CONSIDERABLY LARGER MARKET SHARE IN THE US ONLINE MUSIC MARKET (AN AVERAGE OF 33% FOR 2003 IN THE US) THAN IT HAS IN THE PHYSICAL SPACE. WITH THE SALE BY UMG AND SONY OF THEIR JOINT VENTURE PRESSPLAY TO SOFTWARE COMPANY ROXIO, UMG CAPPED ITS FINANCIAL EXPOSURE DURING THE CASH INTENSIVE GROWTH PHASE OF THIS COMPETITIVE ONLINE MUSIC MARKETPLACE, WHILE RETAINING A MINORITY STAKE IN ROXIO TO ENABLE UMG TO BENEFIT FROM THE FUTURE GROWTH OF THAT BUSINESS. NOTABLY, SUBSCRIPTION SERVICES WERE THE QUITE SUCCESS STORY OF 2003, WITH DOUBLE-DIGIT GROWTH EACH MONTH, AND AN AGGREGATE OF OVER 600,000 PAYING MONTHLY SUBSCRIBERS BY CALENDAR YEAR END IN THE UNITED STATES. UMG HAS LAUNCHED IN THE FOURTH QUARTER OF 2003 AN AGGRESSIVE PLAN TO REDUCE THE COST CONSUMERS PAY FOR CDS BY SIGNIFICANTLY REDUCING ITS WHOLESALE PRICES ON VIRTUALLY ALL TOP LINE CDS IN THE U.S., WITH THE AIM OF BRINGING MUSIC FANS BACK INTO RETAIL STORES AND DRIVING MUSIC SALES. WHILE THE COMPANY BELIEVES THIS SORT OF FUNDAMENTAL PRICING CHANGE IS NECESSARY FOR THE LONG-TERM HEALTH OF THE INDUSTRY, THERE MAY BE NEGATIVE IMPLICATIONS ON NEAR TERM RESULTS.

                  - 2002 versus 2001

The year 2002 was challenging for the music industry due to the combined effects of a downturn in the global economy, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space at retail outlets. Worldwide music sales were down as the music market witnessed an estimated global market decline of 9.5%. Double-digit declines were experienced in the US, Japan and Germany, with only France of the world's five major music markets reporting growth. While UMG outperformed the market, increasing its global market share, revenue declined 4% to E6,276 million due to unfavorable market conditions and adverse currency movements, particularly the strengthening of the euro versus the dollar, and higher returns reserves. In 2002, North American revenues were down 5% year-on-year due to the strengthening of the euro and despite weak music market conditions, with sales in the overall North American music market estimated to have declined 9.8%. In Europe, where music sales are estimated to have declined 4.8%, UMG revenues were down 3% versus 2001, with solid growth in France more than offset by declines in UMG's European Music Club operations and in Germany.

In 2002, operating income at UMG declined 23% to E556 million reflecting reduced margins on lower levels of activity and higher Artist and Repertoire (A&R) development and royalty costs, which were partly offset by reductions in overhead and marketing costs and gains on the sale of UMG's share of MTV Asia, real estate and other assets.

In 2002, cash flow from operations was multiplied by 3.5 primarily due to the improvement in working capital and reduced capital expenditures.

   3.3.  VIVENDI UNIVERSAL GAMES (VUG)

                                                   Year ended December 31,
                                                          Actual
                                ----------------------------------------------------------------
(In millions)                          2003               2002        % change       2001
                                ------------------  ----------------  --------  ----------------
REVENUES                        E              571  E           794      -28%   E           657
OPERATING INCOME (LOSS)                       (201)              63       NA*                18
Operating margin (%)                            na                8%      na*                 3%
CASH FLOW FROM OPERATIONS (5)   E             (200) E            72       NA*
% SALES
   PC                                           38%              59%                         79%
   Console                                      62%              40%                         20%
   Online and Other                              -                2%                          1%
BREAKDOWN OF REVENUES

   North America                                55%              63%                         62%
   Europe                                       34%              27%                         26%
   Asia pacific and ROW                         11%              10%                         12%
                                ------------------  ---------------   ------    ---------------
BEST SELLING TITLES             - Simpsons Hit      - Warcraft III              - Diablo 2
                                  and Run           - Fellow ship of              expansion pack
                                - Hulk                the ring                  - Crash V
                                - Crash Nitro Kart  - Crash V                   - Diablo 2
                                - Warcraft III      - The thing                 - Half-Life
                                  expansion pack    - Spyro I                   - Empire Earth
                                - Hobbot

* na: not applicable

_____________________
(5) Please refer to footnote 2 in section 3.1.

                                                               French GAAP Basis

                  - 2003 versus 2002

VUG'S REVENUES, COMPRISED OF A BALANCED MIX OF ORIGINAL CONTENT (45%), LICENSED PROPERTIES (40%) AND THIRD-PARTY RELEASES (15%), DECREASED TO E571 MILLION FOR THE YEAR, 28% BELOW PRIOR YEAR. ON A CONSTANT CURRENCY BASIS, REVENUES WERE DOWN BY 16% PRIMARILY.

OPERATING LOSS AMOUNTED TO E201 MILLION COMPARED TO AN OPERATING INCOME OF E63 MILLION IN 2002 MAINLY REFLECTING LOWER GROSS MARGINS ON DECLINING REVENUES AND THE WRITE OFF OF R&D EXPENSES (E54 MILLION, FOR MORE DETAILS, PLEASE REFER TO
NOTE 5 TO THE CONSOLIDATED FINANCIAL STATEMENTS). A WEAKER RELEASE SCHEDULE COMPARED TO THE PRIOR YEAR COMPOUNDED BY SLIPPAGE RESULTED IN LOWER REVENUES, HIGHER RETURNS, PRICE PROTECTION, AND PRODUCTS AND ADVANCE WRITE-OFFS.

A NEW MANAGEMENT TEAM HAS BEEN PUT IN PLACE TO STABILIZE THE COMPANY AND TURN IT AROUND. 2004 WILL BE A TRANSITION YEAR FOR THE COMPANY, WITH THE MOST IMPORTANT TITLES BEING RELEASED LATE IN THE YEAR. THE COMPANY TARGETS TO STRENGTHEN ITS POSITION IN THE PC MARKET AND DEVELOP SIGNIFICANTLY IN CONSOLE AND ON-LINE MARKETS. VIVENDI UNIVERSAL GAMES AIMS ALSO TO INVEST MORE IN DEVELOPMENTS AND INTELLECTUAL PROPERTIES, AS IT STARTED IN 2003 WITH THE FOX INTERACTIVE DEAL AND THE RADICAL AGREEMENT.

CASH FLOW FROM OPERATIONS WAS DOWN TO E-200 MILLION IN 2003 COMPARED TO E72 MILLION IN 2002. THIS DECLINE IS MAINLY DUE TO OPERATING INCOME DECLINE.

                  - 2002 versus 2001

Revenues increased to E794 million for the year, an increase of 21% over prior year. Growth was driven by the company's contiNUED strength in the PC games market, as well as its rapidly escalating presence in the console games market.

Operating income was E63 million for the year, an increase of E45 million, over the prior year. The 2001 operating income INCLUDED restructuring costs of approximately E37 million. The balance of the increase in 2002 was due to higher gross profit on sales, partially offset by increased marketing and product development costs.

Cash flow from operations was up to E72 million from a negative cash flow benefiting from a significant improvement in profitabiLITY and timing of working capital.

      3.4.  VIVENDI UNIVERSAL ENTERTAINMENT (VUE)

IN OCTOBER 2003, VIVENDI UNIVERSAL AND GENERAL ELECTRIC SIGNED AN AGREEMENT TO COMBINE NBC AND VIVENDI UNIVERSAL ENTERTAINMENT.

FOR FURTHER DETAILS, PLEASE REFER TO SECTION 1.1 "2003 DEVELOPMENTS".

                                                               Year ended December 31,
                                                              Actual                         Pro Forma (a)
                                        ------------------------------------------------  ------------------
(In millions)                              2003        2002 (6)    % change    2001 (6)     2002    % change
                                        ----------  -------------  --------  -----------  --------  --------
REVENUES
   Universal Pictures Group             E   3,664   E      3,861      -5%    E    3,615   E 3,892      -6%
   Universal Television Group               1,840          1,525      21%           333     2,112     -13%
   Park & Resorts and Other                   518            885     -41%           990       974     -47%
                                        ---------   ------------     ---     ----------   -------     ---
   VUE                                  E   6,022   E      6,270      -4%    E    4,938   E 6,978     -14%
OPERATING INCOME                        E     931   E        816      14%    E      300   E   946      -2%
Operating margin (%)                           15%            13%     na*             6%       14%     na
CASH FLOW FROM OPERATIONS (7)           E   1,290   E        503     156%                 E   465     177%

UNIVERSAL PICTURES GROUP BREAKDOWN OF REVENUES
Release window
Theatrical                                     23%            18%                    27%
Home video                                     53%            52%                    41%
Television                                     19%            24%                    23%
Other                                           5%             5%                     9%
UNIVERSAL TELEVISION GROUP
Breakdown of revenues by type
Cable Television Networks               E   1,082   E        773             E        -
   % of advertising revenues                   53%            54%                     -
Television Production and distribution        758            752                    333
                                        ---------   ------------             ----------
TOTAL UTG REVENUES                      E   1,840   E      1,525             E      333

* na: not applicable

(a) Pro forma basis as if InterActiveCorp entertainment assets had been consolidated from January 1, 2002, and the results of Universal Studios' international television networks had been reported by VUE instead of Canal+ Group.

                  - 2003 versus 2002

FOR THE FULL YEAR 2003, VUE REVENUES AMOUNTED TO E6,022 MILLION, DOWN 4%. ON A PRO FORMA BASIS, VUE REVENUES DECREASED BY 14%, BUT WERE UP 4% AT CONSTANT CURRENCY AND 10% EXCLUDING SPENCER GIFTS SOLD IN MAY 2003. STRONG PERFORMANCES AT UNIVERSAL PICTURES AND UNIVERSAL TELEVISION GROUP WERE OFFSET BY LOWER REVENUES AT UNIVERSAL PARKS & RESORTS. OPERATING INCOME WAS UP 14% TO E931 MILLION AND UP 19% ON A PRO FORMA AND CONSTANT CURRENCY BASIS. CASH FLOW FROM OPERATIONS INCREASED BY 156% MAINLY DRIVEN BY ASSETS DISPOSITIONS AND OPERATING INCOME GROWTH.

                  Universal Pictures Group (UPG)

UNIVERSAL PICTURES GROUP REVENUES DECREASED 5% OVER THE PRIOR YEAR (ON A PRO FORMA BASIS AT CONSTANT CURRENCY, REVENUES INCREASED BY 13%) DUE TO THE THEATRICAL AND DVD SUCCESS OF BRUCE ALMIGHTY, 2 FAST 2 FURIOUS, JOHNNY ENGLISH AND SEABISCUIT. ADDITIONAL UPSIDE WAS GENERATED BY STRONG THEATRICAL PERFORMANCE OF AMERICAN WEDDING AND LOVE ACTUALLY AND THE DVD SUCCESS OF LIBRARY RELEASES INCLUDING SCARFACE AND ANIMAL HOUSE.

OPERATING INCOME DECREASED 18% OVER THE PRIOR YEAR (ON A PRO FORMA BASIS, AT CONSTANT CURRENCY, OPERATING INCOME INCREASED 1%) TO E545 MILLION, PRIMARILY DUE TO THE STRENGTH OF THE 2003 FILM SLATE.

_____________________
(6) Please note that to better reflect the performances of each separate businesses, VUE has reallocated inter-company operations to each appropriate business line, which were previously reported in "other" line. 2001 numbers are as published.

(7) Please refer to footnote 2 in section 3.1.

                                                               French GAAP Basis

                  Universal Television Group (UTG)

REVENUES AT UNIVERSAL TELEVISION GROUP WERE UP 21% OVER THE PRIOR YEAR TO E1,840 MILLION (ON A PRO FORMA BASIS, AT CONSTANT CURRENCY, REVENUES WERE UP 6%) REFLECTING ADVERTISING SALES GROWTH AT BOTH USA NETWORK AND SCI FI CHANNEL, AS WELL AS INCREASED SUBSCRIBER REVENUE AT BOTH NETWORKS. ON A PRO FORMA BASIS AND AT CONSTANT CURRENCY, REVENUES AT UNIVERSAL TELEVISION PRODUCTION WERE UP 4%, REFLECTING THE CONTINUED STRONG PERFORMANCE OF THE THREE SHOWS IN THE LAW & ORDER FRANCHISE, AS WELL AS THE DEBUT OF SEVERAL REVEILLE PRODUCTIONS IN 2003.

OPERATING INCOME INCREASED 25% (ON A PRO FORMA BASIS, AT CONSTANT CURRENCY, OPERATING INCOME INCREASED 8%) DRIVEN BY THE CONTINUED SUCCESS OF THE LAW & ORDER FRANCHISE AND HIGHER MARGINS ON SALES OF LIBRARY PRODUCT. AT UNIVERSAL TELEVISION NETWORKS, INCREASES IN ADVERTISING SALES AND AFFILIATE FEES WERE OFFSET BY INVESTMENTS IN ACQUIRED AND ORIGINAL PROGRAMMING EXPECTED TO DRIVE FUTURE PROFITS.

                  Parks & Resorts and Other

UNIVERSAL PARKS & RESORTS AND OTHER REVENUES WERE DOWN 41% OVER PRIOR YEAR (ON A PRO FORMA BASIS AT CONSTANT CURRENCY, REVENUES WERE DOWN 36%) DUE TO SCOPE CHANGES WITH THE DIVESTITURE OF SPENCER GIFTS ON MAY 30, 2003 AND REVENUE DECLINE AT UNIVERSAL STUDIOS HOLLYWOOD AND UNIVERSAL STUDIOS JAPAN RESULTING FROM ONGOING SECURITY CONCERNS AND ASSOCIATED SOFTNESS IN THE TOURISM MARKET. THESE DECLINES WERE OFFSET BY PERFORMANCE AT UNIVERSAL STUDIOS NETWORKS - A GROUP OF INTERNATIONAL CABLE CHANNELS - DRIVEN BY THE GROWTH IN SUBSCRIBER NUMBERS AND AFFILIATE FEES.

OPERATING LOSSES WERE REDUCED FROM E275 MILLION TO E149 MILLION DUE TO A BENEFIT FROM THE 2003 SALE OF HOTEL PROPERTIES LOCATED AT UNIVERSAL STUDIOS HOLLYWOOD AND IMPROVED PERFORMANCES AT UNIVERSAL STUDIOS NETWORKS DUE TO HIGHER AFFILIATE FEES AND SUBSCRIBERS COMBINED WITH REDUCED OVERHEAD COSTS.

                  - 2002 versus 2001

Vivendi Universal Entertainment (VUE) revenues in 2002 increased 27% to E6,270 million principally due to the acquisition of the entertainment assets of InterActiveCorp in May 2002 and driven by increased revenues at Universal Pictures and Universal Television, which were partially offset by lower revenues at Universal Parks & Resorts and Other.

VUE operating income reached E816 million, up 172% primarily due to the acquisition of the entertainment assets of InterActiveCorp and as a result of strong video sales at Universal Pictures, partially offset by lower results at Universal Television, Universal Parks & Resorts and Other.

                  Universal Pictures Group:

Universal Pictures' revenues were E3,861 million, an increase of 7% versus the prior year. UPG benefited from strong performance in home video and television, driven by prior years' theatrical releases, which included such titles as The Mummy, The Mummy Returns, The Fast and the Furious, and American Pie 2.

Operating income increased 76% versus the prior year to E662 million. Results were driven by strong video performance combined with lower film amortization expense as a result of a less robust 2002 film slate.

                  Universal Television Group:

Universal Television revenues were E1,525 million compared to E333 million actual revenues in 2001, reflecting the acquisition of InterActiveCorp entertainment assets in May 2002. Operating income increased from E11 million to E430 million.

                  Parks & Resorts and Other:

The Parks & Resorts and Other segment revenues were E885 million, down 12% versus the prior year and operating income loss was multiplied by more than 3 versus the prior year. Parks & Resorts revenues, which represent roughly half of the segment's revenues, and operating income were down as a result of lower management fees from theme park joint ventures and lower land sales. Lower theme park management fees reflect in part continued reduced travel and park visits following the September 11 terrorist attacks. But the primary driver to operating income decline was a E107 million charge taken at Spencer Gifts accrued to reduce the asset value of Spencer Gifts to its current market value.

                                                               French GAAP Basis

      3.5   SFR CEGETEL GROUP

                                                  Year ended December 31,
                                                          Actual
                                          -----------------------------------------
(In millions)                                2003        2002    % change    2001
                                          -----------  --------  --------  ---------
REVENUES
      Mobile telephony services           E    6,366   E 5,856       9%    E  5,202
      Equipment sales, net                       367       290      27%         404
                                          ----------   -------   -----     --------
   Mobile                                 E    6,733   E 6,146      10%    E  5,606
   Fixed and Other                               841       921      -9%         778
                                          ----------   -------   -----     --------
   SFR CEGETEL                            E    7,574   E 7,067       7%    E  6,384
OPERATING INCOME                          E    1,919   E 1,449      32%    E    928
Operating margin (%)                              25%       21%     na*          15%
CASH FLOW FROM OPERATIONS (8)             E    2,053   E 2,058      NS*

MOBILE OPERATIONS                    (a)              (In thousands)
NUMBER OF CUSTOMERS
   Postpaid                                    8,501     7,187      18%       6,339
   Prepaid                                     6,223     6,360      -2%       6,216
                                          ----------   -------   -----     --------
   TOTAL NUMBER OF CUSTOMERS         (b)      14,724    13,547       9%      12,555
MARKET SHARE                                    35.3%     35.1%                33.9%
ANNUAL ROLLING ARPU                  (c)
   Postpaid                               E      635   E   674      -6%    E    676
   Prepaid                                       176       162       9%         156
                                          ----------   -------   -----     --------
   TOTAL                                  E      431   E   424       2%    E    435
CHURN RATE (IN % / YEAR)
   Postpaid                                     13.4%     20.5%     na*        25.4%
   Prepaid                                      36.3%     33.1%     na*        23.5%
                                          ----------   -------   -----     --------
   TOTAL                                        23.6%     26.7%     NA*        24.5%
FIXED OPERATIONS
BREAKDOWN OF REVENUES
   Revenues (in E million)           (d)         825       905      -9%         756
   Residential and professional (%)               46%       48%                  45%
   Corporate (%)                                  54%       52%                  55%
CUSTOMERS (IN THOUSANDS)
   Residential and professional                3,679     3,286      12%       2,860
   Corporate Data sites                         20.3      12.4      64%         9.2
BACKBONE SWITCHED TRAFFIC
(MINUTES, IN BILLION)                (e)        40.5      33.8      20%        26.3

* na: not applicable; ns: non significant

(a) Included French metropolitan (SFR) and La Reunion (French overseas department) (SRR).

(b)   Source: ART as of December 2003.

(c) Annual rolling average revenue per user is defined as annual rolling mobile (SFR+SRR) revenues excluding roaming-in and excluding equipment sales, net of promotions on yearly average ART (Autorite de Regulation des Telecommunications) total subscriber base. Each company has its own ARPU calculation. As a result, SFR/SRR ARPU might not be comparable to ARPU published by other companies.

(d) Cegetel revenues do not include Telecom Developpement accounted for using the equity method until its merger with Cegetel SA, in December 2003.

(e)   Including Cegetel fixed activities and Telecom Developpement.

                  - 2003 versus 2002

SFR CEGETEL GROUP REPORTED AN EXCELLENT PERFORMANCE IN 2003 WITH CONSOLIDATED REVENUE GROWTH OF 7% TO E7,574 MILLION. OPERATING INCOME INCREASED BY 32% TO E1,919 MILLION COMPARED TO E1,449 MILLION IN 2002 MAINLY REFLECTING EFFICIENT COST MANAGEMENT.

CASH FLOW FROM OPERATIONS WAS FLAT AT E2,053 MILLION AS STRONG OPERATING INCOME INCREASE WAS OFFSET BY HIGHER CAPITAL EXPENDITURES.

                  Mobile

MOBILE TELEPHONY REVENUES INCREASED 10% TO E6,733 MILLION, DRIVEN BY SIGNIFICANT GROWTH OF THE CUSTOMER BASE AND A STRONG ANNUAL ROLLING ARPU. SFR INCREASED ITS MARKET SHARE ON THE FRENCH MOBILE MARKET TO 35.3% AGAINST 35.1% AT THE END OF DECEMBER 2002. IN 2003 AND FOR THE FIRST TIME EVER, SFR (INCLUDING SRR) BECAME THE MARKET LEADER IN NET ADDS WITH A 38% MARKET SHARE, RECORDING 1,177,500 NEW NET CUSTOMERS, TAKING ITS REGISTERED CUSTOMER BASE TO 14.7 MILLION, A 9% INCREASE AGAINST 2002. THIS GOOD PERFORMANCE WAS PRIMARILY ACHIEVED DUE TO STRONG MARKET SHARE ON POSTPAID NET ADDS (43%). FURTHERMORE, SFR IS ACTIVELY TAKING MEASURE TO ATTRACT AND INCREASE LOYALTY OF POSTPAID CUSTOMERS RESULTING IN A 7.1 POINTS CHURN RATE DECLINE TO REACH 13.4% IN 2003. THE NUMBER OF PREPAID CUSTOMERS DECLINED BY 136,900 OR 2% COMPARED TO A FLAT GROWTH FOR THE TOTAL MARKET.

ANNUAL ROLLING ARPU GREW 1.7% TO E431, DESPITE THE FIXED INCOMING CALL TARIFF DECREASE OF 15% ON JANUARY 1, 2003. THIS FAVORABLE ARPU TREND IS EXPLAINED BY AN IMPROVED CUSTOMER MIX AND INCREASED USAGE: POSTPAID CUSTOMER BASE GREW 18% (COMPARED TO A 14% MARKET GROWTH) TO 8.5 MILLION, IMPROVING THE CUSTOMER MIX TO 57.7% AGAINST 53% AT THE END OF DECEMBER 2002 WHILE OVERALL VOICE USAGE INCREASED 7% YEAR OVER YEAR TO 256 MINUTES PER AVERAGE CUSTOMER PER MONTH. IN ADDITION, THE NUMBER OF MULTIMEDIA CUSTOMERS MORE THAN DOUBLED TO MORE THAN 2.3 MILLION AT THE END OF DECEMBER 2003. THE GROWING ADOPTION OF MULTIMEDIA MOBILE SERVICES BY SFR CUSTOMERS IS CONFIRMED WITH APPROXIMATELY 330,000 CUSTOMERS (AS AT DECEMBER 31, 2003) TO THE NEW MULTIMEDIA SERVICE PORTAL VODAFONE LIVE! LAUNCHED IN NOVEMBER 2003 (AND APPROXIMATELY 410,000 CUSTOMERS AS AT END OF JANUARY 2004), 3.3 BILLION TEXT MESSAGES (SMS) AND 6 MILLION MULTIMEDIA MESSAGES
(MMS) SENT IN 2003.

____________________
(8) Please refer to footnote 2 in section 3.1.

                                                               French GAAP Basis

GROWTH IN THE CUSTOMER BASE, STRONG ANNUAL ROLLING ARPU, DECLINING CUSTOMER ACQUISITION COSTS PER GROSS ADDITION (-10% EXCLUDING PROMOTIONS) RESULTING FROM THE EFFICIENT COST MANAGEMENT AND STRONG REDUCTION OF BAD DEBT INCREASED PROFITABILITY AND INCREASED OPERATING INCOME BY 26% TO E1,949 MILLION.

                  Fixed and Other

FIXED TELEPHONY REVENUES DECLINED 9% TO E841 MILLION PRIMARILY DUE TO THE UNFAVORABLE IMPACT OF YEAR END 2002 VOICE PRICE DECREASES AND AN UNFAVORABLE TRAFFIC MIX. OPERATING LOSSES DECREASED BY 71% TO E30 MILLION MAINLY DUE TO IMPROVED COST MANAGEMENT AND FAVORABLE NON-RECURRING EVENTS THAT MORE THAN OFFSET THE REVENUE DECLINE.

                  - 2002 versus 2001

In 2002, SFR Cegetel Group revenues increased 11% to E7,067 million and operating income increased 56% to E1,449 million. THE improved results reflect strong performances at both mobile and fixed telephony divisions. In 2002, cash flow from operations grew 62% to E2,058 million, driven by the strong operating income growth, stable capital expenditures and resulting from rigorous cash flow management.

                  Mobile:

In 2002, despite a slowdown in overall market growth, SFR's revenues increased 10% to E6,146 million. This revenue growth was driven primarily by growth in the number of customers, which increased 8% to 13.55 million (13.18 million customers excluding SRR, SFR's subsidiary in La Reunion, an overseas department of France). The number of prepaid customers increased 2% to 6.36 million (compared to a decline of 5% for the French prepaid market as a whole), while the number of postpaid customers increased 13% to 7.19 million.

In 2002, SFR's operating income increased 40% to E1,552 million. The improvement in operating margin reflects the effect of economies of scale, as fixed costs are being spread over a larger revenue base, and reduced customer acquisition costs, which declined 5% year-on-year.

                  Fixed and Other:

In 2002, revenue generated by Cegetel Group's fixed telephony and other services grew 18% to E921 million, primarily due to the introduction of customer pre-selection for local calls on January 1, 2002 and an increase in subscribers. Total voice traffic minutes increased 58% year-on-year, while data and Internet traffic revenues increased 11%.

Cegetel Group's fixed telephony and other services operating losses declined 43% year-on-year to E103 million primarily due to increased revenues and continued cost control measures.

      3.6.  MAROC TELECOM

                                                            Year ended December 31,
                                                                  Actual
                                                 -------------------------------------------
(In millions)                                       2003        2002     % change   2001 (a)
                                                 ----------  ----------  --------   ---------
Revenues                                         E   1,471   E   1,487      -1%     E  1,013
Operating Income                                       628         468      34%          387
Operating margin (%)                                    43%         31%     na*           38%
Cash Flow from Operations (9)                    E     696   E     599      16%

MOBILE:
   Number of customers (in million)                    5.2         4.6      13%          4.5
   % of prepaid customers                               96%        96%      na*           96%

FIXED
   Number of lines (in million)                      1,219       1,127       8%        1,140
   Number of Internet subscribers (in thousand)         43          32      34%           27

* na: not applicable

(a) Company consolidated since April 1, 2001

                  - 2003 versus 2002

FOR THE FULL YEAR 2003, MAROC TELECOM'S REVENUES AMOUNTED TO E1,471 MILLION, UP 3% AT CONSTANT CURRENCY WHEN COMPARED WITH THE YEAR 2002.

MOBILE REVENUES, REPRESENTING 46% OF 2003 TOTAL REVENUES, WERE UP 8.5% WHEN COMPARED TO 2002, THANKS TO A LARGER CUSTOMER BASE. MOBILE CUSTOMERS AT YEAR END INCREASED 13% BY 617,000 TO 5,214,000.

FIXED-LINE REVENUES WERE STABLE, THE INCREASE OF INCOMING MOBILE CALLS AND INTERNET BEING BALANCED BY LOWER NATIONAL VOICE TRAFFIC AND THE LOSS OF MEDITEL'S (THE MOBILE COMPETITOR) INTERNATIONAL TRAFFIC. MAROC TELECOM'S FIXED-LINE CUSTOMER BASE INCREASED BY 92,000 NEW CUSTOMERS TO REACH 1,219,000.

OPERATING INCOME WAS UP 34% (40% AT CONSTANT CURRENCY) TO E628 MILLION MAINLY DRIVEN BY OPERATIONAL IMPROVEMENT, IMPACT OF 2002 RESTRUCTURING, LOWER BAD DEBT, LOWER MOBILE ACQUISITION COSTS AND THE REDUCTION OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. CASH FLOW FROM OPERATIONS INCREASED 16% TO E696 MILLION DRIVEN BY IMPROVED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND RESTRUCTURING AND LOWER CAPITAL EXPENDITURE.

                  - 2002 versus 2001

In 2002, revenues at Maroc Telecom increased to E1 487 million, up 47%. Revenues grew in both fixed-line and mobile businesses, WITH a substantial increase in the mobile subscriber base. Fixed-line and international revenues represented 57% of 2002 total revenues, with mobile revenues accounting for the remaining 43%. At December 31, 2002, Maroc Telecom had approximately 4.6 million mobile users.

Operating income grew 21% to E468 million principally due to the consolidation of Maroc Telecom on 12 months versus 9 months in 2001.

Cash flow from operations grew to E599 million versus E258 million due to the consolidation of Maroc Telecom on 12 months versus 9 months in 2001 and driven by operating income growth.

      3.7.  HOLDING & CORPORATE

                  - 2003 versus 2002

FOLLOWING RESTRUCTURING MEASURES TAKEN IN 2002 TO TURN THE TIDE ON WHAT WAS ONE OF THE GROUP'S LEADING CAUSES OF LOSSES, OPERATING LOSSES HAVE BEEN REDUCED BY ONE HALF FROM E665 MILLION TO E330 MILLION.

_______________________
(9) Please refer to footnote 2 in section 3.1.

                                                               French GAAP Basis

                  - 2002 versus 2001

Key drivers of Holding & corporate operating loss increase were (i) a E122 million provision for headquarters restructuring, (ii) E92 million in pension and benefits charges primarily related to North American employees, (iii) a E28 million one-time provision for risk on a vacant lease and (iv) a E56 million exceptional insurance charge.

      3.8.  OTHERS

                                                                  Actual
                                                         Year ended December 31,
                                                     ---------------------------------
(in millions)                                         2003         2002         2001
                                                     --------   -----------  ---------
REVENUES
   Vivendi Telecom International (VTI)                    340          461         242
   Internet                                                79          174         129
   VUP assets not sold in 2002 and 2003                    88           91         150
   Other businesses not sold in 2002 and 2003              77           87         151
                                                     --------   ----------   ---------
OTHERS                                               E    584   E      813   E     672
                                                     --------   ----------   ---------
VUP assets sold in 2003                                   128          572         617
Veolia Environnement                                        -       30,038      29,094
VUP assets sold in 2002                                     -            -       2,862
                                                     --------   ----------   ---------
TOTAL REVENUES                                       E    712   E   31,423   E  33,245
                                                     ========   ==========   =========
OPERATING INCOME (LOSS)
Others                                               E     39   E     (471)       (266)
VUP assets sold in 2003                                     6          (14)         22
Veolia Environnement                           (a)          -        1,911       1,964
VUP assets sold in 2002                                     -            -         423
                                                     --------   ----------   ---------
TOTAL OPERATING INCOME                               E     45   E    1,426   E   2,143
                                                     ========   ==========   =========

(a) Veolia Environnement's published figures may differ from the figures presented in Vivendi Universal's Consolidated Financial Statements, primarily due to the elimination of non-material intercompany transactions. Moreover, Vivendi Universal's definition of operating income differs from Veolia Environnement's definition of EBIT utilized in their December 31, 2002 accounts, which does not include restructuring charges of E56 million.

                  -2003 versus 2002

- VIVENDI TELECOM INTERNATIONAL (VTI): REVENUES AND OPERATING INCOME DECLINES WERE PRINCIPALLY DUE TO SCOPE CHANGES, NOTABLY THE DIVESTITURE OF THE FIXED-LINE TELECOMMUNICATIONS IN HUNGARY IN MAY 2003.

- INTERNET: REVENUES DECLINE AND THE STRONG REDUCTION OF OPERATING LOSSES REFLECT THE ONGOING RESTRUCTURING PLAN.

- OTHER BUSINESSES NOT SOLD IN 2002 AND 2003: OPERATING INCOME AMOUNTED TO E23 MILLION IN 2003 COMPARED TO OPERATING LOSSES OF E299 MILLION IN 2002. THIS STRONG IMPROVEMENT WAS ACHIEVED THANKS TO REDUCED LOSSES IN REAL ESTATE. IN 2002, OPERATING LOSSES WERE MAINLY IMPACTED BY NON-RECURRING PROVISIONS.

                  -2002 versus 2001

                  Others:

- VTI: Revenues and operating income increases were primarily due to scope changes (full consolidation of Monaco Telecom in the second half of 2001 and Kencell (Kenya) in December 2001).

- Internet: Operating losses improvement reflects Vivendi Universal' ongoing efforts to close unprofitable operations and control costs.

- Other businesses not sold in 2002 and 2003: Operating income in 2002 amounted to E299 million and was mainly impacted by provisions related to the reduction in rental value of the real estate holdings.

                  Veolia Environnement:

In 2002, total revenues for Veolia Environnement increased 3% to E30,038 million. Revenues from core businesses, at E28,073 million, increased almost 6% of which 5% resulted from internal growth. The revenue growth was generated by new contracts for municipal and industrial outsourcing services, including several that combined the services of two or more divisions.

Operating income declined 3% to E1,911 million. Operating income from core businesses rose 2% in 2002 while the contribution from non-core businesses was down due to divestitures made in 2002. All core business contributed to operating income growth.

                                                               French GAAP Basis

4- LIQUIDITY

      4.1.  LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES

THANKS TO THE IMPLEMENTATION OF ITS DIVESTITURE PROGRAM, VIVENDI UNIVERSAL HAS BEEN ABLE TO IMPROVE ITS LIQUIDITY AND DEBT SITUATION IN 2003.

THE NET DEBT OF THE COMPANY HAS BEEN REDUCED FROM E34.9 BILLION IN JUNE 2002 TO E12.3 BILLION AT THE END OF 2002 AND E11.6 BILLION AT THE END OF 2003, DESPITE THE E4 BILLION INVESTMENT TO ACQUIRE THE BT STAKE IN CEGETEL.

ACCESS TO THE CASH FLOWS FROM WITHIN THE BUSINESSES HAS IMPROVED DRAMATICALLY, AS THE VUE RING FENCE HAS BEEN SUBSTANTIALLY EASED IN JUNE 2003 AND SFR CEGETEL GROUP HAS STARTED TO DISTRIBUTE DIVIDENDS IN 2003 AND ADOPTED A QUARTERLY DIVIDEND POLICY STARTING 2004.

THE CASH FLOW AFTER INTEREST AND TAXES GENERATED BY THE COMPANY'S BUSINESSES AND AVAILABLE AT THE CORPORATE LEVEL HAS REACHED E1.6 BILLION IN 2003, COMPARED TO A CASH DRAIN OF E0.8 BILLION IN 2002, THUS CONTRIBUTING TO THE DEBT REDUCTION.

THE DIVESTITURE PROGRAM IS WELL ON ITS WAY, WITH CLOSE TO E3 BILLION IN PROCEEDS GENERATED IN 2003, AND CLOSE TO E10 BILLION IN PROCEEDS SINCE JULY 2002.

AS A RESULT, THE COMPANY'S CREDIT DEFAULT SWAPS (CDS) HAVE DECREASED, REFLECTING THE RESTORATION OF THE COMPANY'S CREDIT. THE 5-YEAR CDS MEASURES THE RISK ASSOCIATED WITH DEBT MATURING IN 5 YEARS' TIME. THIS INDICATOR DECREASED FROM 485 POINTS AT THE END OF MARCH 2003 TO 275 POINTS AT THE BEGINNING OF JUNE. IT FURTHER DECREASED TO 185 POINTS IN THE BEGINNING OF SEPTEMBER 2003 AND TO 110 ON DECEMBER 31, 2003. THE FOLLOWING CHART PRESENTS VIVENDI UNIVERSAL'S FIVE YEAR CDS' EVOLUTION SINCE JANUARY 2002:(10)

                                  [LINE GRAPH]

                              [PLOT POINTS TO COME]

In 2003, the company has improved its financial security by increasing the amount of available undrawn facilities from E 1 billion at the end of 2002 to E
3.5 billion at the end of 2003.

Please note that:

Vivendi Universal's cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

      - Dividends and other distributions (including payment of interest, repayments of loans, other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. Many of Vivendi Universal's subsidiaries that are less than wholly-owned are unable to pool their cash with us and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR Cegetel Group and Maroc Telecom.

      - In 2004, SFR Cegetel Group will implement the dividend distribution plan agreed by its two main shareholders, which will in part involve the distribution of premiums and reserves and the introduction of quarterly advance dividend payments. SFR Cegetel Group is planning to distribute approximately E3.2 billion to its shareholders in 2004, E0.9 billion of exceptional dividends (paid in January 2004), E1.2 billion of 2003 current dividend and E1.1 billion advance on 2004 dividends. E1.8 billion is expected to be paid to Vivendi Universal. In April 2003 SFR Cegetel Group paid Vivendi Universal a 2002 dividend of E621 million. However, the inter-company loan agreement between Vivendi Universal and SFR Cegetel Group has not been concluded with Vodafone as anticipated. Given the quarterly dividend level, this agreement appears unnecessary.

      - The ability of Vivendi Universal's subsidiaries to make certain distributions also may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under company law, including the French Civil Code (code civil) and the French Commercial Code (code de commerce), and similar laws in other jurisdictions our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

      - The principal terms of Vivendi Universal's outstanding credit facilities and other indebtedness are described below in section 4.4 "Description of Vivendi Universal's Indebtedness". Under these facilities, Vivendi Universal and some of its subsidiaries are subject to certain financial covenants which require them to maintain various financial ratios. Management confirms that Vivendi Universal complied with all financial ratios described hereunder as at December 31, 2003 or obtained a waiver on the E2.5 billion and E3.0 billion facilities regarding the financial ratio Net Debt / Cash Modified EBITDA(11) as at December 31, 2003.

      - The Business Combination Agreement signed on October 8, 2003 between Vivendi Universal, General Electric and NBC carries specific provisions related to the functioning of the inter-company loan between VUE and Vivendi Universal between September 30, 2003 and the completion date of the NBC-Universal transaction. As of September 30, 2003, the balance in the inter-company loan was $562 million. From this date, Vivendi Universal has received the full amount of the cash-flow generated by VUE through this inter-company loan, the outstanding amount was $1,233 million as of March 16, 2004. If at the

__________________________
(10) Source: CAI-Credit Derivatives and Structured. CDS level presented in this chart are for informational purpose only, but are reflecting market conditions.

(11) Defined as modified EBITDA (operating income before depreciation, amortization, restructuring and other one-time items) plus dividends received from Veolia Environnement, SFR Cegetel Group and Maroc Telecom.

                                                               French GAAP Basis
            completion date of the transaction, the balance in the inter-company loan is higher than $562 million, the excess (adjusted by some items) will be paid by Vivendi Universal to VUE, or paid by VUE to Vivendi Universal if it is lower than this amount.

      4.2.  CREDIT RATINGS

On May 3, 2002 Moody's downgraded Vivendi Universal's long term debt rating to Baa3 from Baa2. This downgrading did not trigger any event of default under any of Vivendi Universal's financing arrangements.

On July 1, 2002, Moody's downgraded Vivendi Universal's senior debt rating from Baa3 to Ba1 under review with further downgrades and on July 2, 2002 S&P lowered the Vivendi Universal rating to BBB- with negative outlook. The Moody's downgrade caused approximately E170 million of credit lines and financial guarantees subject to rating triggers to be cancelled or replaced.

On August 14, 2002, Vivendi Universal's long term unsecured debt was downgraded to B1 from Ba1 with possible further downgrade by Moody's and to B+ from BBB-with negative outlook by S&P. Following this further downgrade, Lehman Brothers, which entered into an ISDA master agreement with Vivendi Universal in December 2000, accelerated the exercise of put options on Vivendi Universal shares, requiring the payment of E150 million in August 2002, which obligations would have otherwise become due between September and December, at the time of the maturity of the options.

On October 8, 2003, following the announcement that Vivendi Universal had entered into a signed agreement with, among others, General Electric to combine VUE and NBC, Moody's placed Vivendi Universal's (implied rating: Ba3 and long-term unsecured debt rating: B1) under review for possible upgrade. At the same time, Standard & Poor's raised its long-term corporate senior unsecured debt ratings on Vivendi Universal to BB from B+ while keeping all long-term ratings on Vivendi Universal (corporate rating: BB) on credit watch with positive implications, where they were placed on September 3, 2003. Lastly, on March 3, 2004, Moody's upgraded the senior implied rating to Ba2 (from Ba3) and the senior unsecured debt rating to Ba3 (from B1), both remaining under review for possible upgrade.

      4.3.  CASH FLOWS

                  - Condensed statement of cash flows

                                                      ---------------------------------------------------------
                                                                      Year ended December 31,
                                                      ---------------------------------------------------------
                                                                       2002 with VE
                                                                      accounting for
                                                                     using the equity
(in millions)                                             2003            method          2002         2001
                                                      ------------   ----------------  ----------   -----------
Net cash provided by operating activities             E     3,886            2,795     E   4,670    E    4,500
Net cash provided by (used for) investing activities       (3,900)           4,109           405         4,340
Net cash provided by (used for) financing activities       (4,313)          (2,461)       (3,792)       (7,469)
Effect of foreign currency exchange rate changes             (110)             981         1,287            83
                                                      -----------      -----------     ---------    ----------
   CHANGE IN CASH AND CASH EQUIVALENTS                E    (4,437)     E     5,424     E   2,570    E    1,454
                                                      ===========      ===========     =========    ==========

                                                               French GAAP Basis

                  - Change in Financial net debt during 2003

                                                                      Cash and cash
(In millions)                                                          equivalents    Gross Debt       Net
                                                                      -------------  -----------   -----------
FINANCIAL NET DEBT AT DECEMBER 31, 2002                                                            E   12,337
NET CASH PROVIDED BY OPERATING ACTIVITIES                              E    (3,886)           -    E   (3,886)
   Capital expenditures                                                      1,553            -         1,553
   Proceeds from sale of property, plant and equipment and
    intangible assets                                            (a)          (478)           -          (478)
   Sales (purchases) of marketable securities                                  (49)           -           (49)
   ACQUISITIONS
      26 % interest in Cegetel Groupe SA                                     4,011            -         4,011
      Closing of contractual guarantees to former Rondor
        shareholders                                                           207            -           207
      Telecom Developpement                                                     56          162           218
      Other acquisitions                                                       148          -24           124
                                                                       -----------   ----------    ----------
      TOTAL ACQUISITIONS                                               E     4,422   E      138    E    4,560
   DIVESTITURES
      Telepiu                                                          E      (457)  E     (374)   E     (831)
      Canal+ Technologies                                                     (191)           -          (191)
      Consumer Press division                                                 (200)           -          (200)
      Comareg                                                                 (135)           -          (135)
      Fixed line telecommunication in Hungary                                  (10)        (305)         (315)
      InterActiveCorp warrants                                                (600)           -          (600)
      Interest in Sithe International                            (b)           (40)           -           (40)
      Interest in Vodafone Egypt                                               (43)           -           (43)
      Other dispositions                                         (c)           128         (239)         (111)
                                                                       -----------   ----------    ----------
      TOTAL DISPOSITIONS                                               E    (1,548)  E     (918)   E   (2,466)
                                                                       -----------   ----------    ----------
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                   E     3,900   E     (780)   E    3,120
                                                                       ===========   ==========    ==========
   Net proceeds from issuance of common shares                                 (71)           -           (71)
   Sales (purchases) of treasury shares                          (d)            98            -            98
   Cash dividends paid                                                         737            -           737
   FINANCING ARRANGEMENTS
      Settlement
      VUE securitization program                                 (f)          (704)         704             -
      VUE - $ 920 million loan agreement                         (f)          (800)         800             -
      Senior notes (2010)                                                   (1,183)       1,183             -
      E 2.5 billion dual currency facility                                  (1,000)       1,000             -
      E 3 billion multicurrency revolving credit facility                   (1,000)       1,000             -
      Senior notes (2008)                                                   (1,353)       1,353             -
      SIT- E 1,3 billion acquisition facility                               (1,300)       1,300             -
      Sogecable exchangeable                                                  (605)         605             -
      Repayment
      Cash settlement of Veolia Environnement exchangeable
        notes                                                    (e)         1,781       (1,781)            -
      VUE - $ 1,62 billion loan                                  (f)         1,456       (1,456)            -
      E 3 billion multicurrency revolving credit facility                    3,000       (3,000)            -
      BSkyB exchangeable 1%                                      (g)         1,440       (1,440)            -
      SIT- E 1,3 billion acquisition facility                                1,300       (1,300)            -
      Other financial arrangements                               (h)         2,517       (2,349)          168
                                                                       -----------   ----------    ----------
   TOTAL FINANCING ARRANGEMENTS AND OTHER                              E     3,549   E   (3,381)   E      168
                                                                       -----------   ----------    ----------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                         4,313       (3,381)          932
                                                                       ===========   ==========    ==========
      Foreign currency effect                                                  110       (1,048)         (938)
                                                                       -----------   ----------    ----------
   CHANGE IN FINANCIAL NET DEBT DURING 2003                                  4,437       (5,209)         (772)
                                                                       ===========   ==========    ==========
FINANCIAL NET DEBT AT DECEMBER 31, 2003                                                            E   11,565
                                                                                                   ==========

(a) Including the sale of "10 Universal City Plaza" to a group of U.S. investors. The asset is a 35-story tower block located in Los Angeles, California, and Universal Studios will continue to rent the building.

(b) In June 2003, Vivendi Universal sold its interest in Sithe International (operations in Asia Pacific) to the Japanese group Marubeni for $47 million.

(c) Including the negative impact of the cash flow generated by sold entities until the closing of transactions (Telepiu in 2003 for an amount of E193 million), when it is surrendered to acquire in accordance with the terms and conditions of the share purchase agreement. However, this allocation has no impact on net debt. Certain divestitures also include intercompany redemption.

(d) Including impact of settlement of put options on treasury shares E104 million as of December 31, 2003.

(e) In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2001, for shares in Veolia Environnement (interest 2%; yield to maturity 3.75%; expiring March 2006; nominal value E55.90, or 30% above the average weighted price of Veolia Environnement shares the previous day). Following the exercise of the put by investors in March 2003, Vivendi Universal reimbursed 31,858,618 of Veolia Environnement exchangeable bonds at a total cost of E1.8 billion.

(f) The proceeds from VUE securitization program and $920 million loan agreement have been used to repay this $1.62 billion loan dated November 25, 2002 that matured on June 30, 2003.

(g) In July 2000, Vivendi issued 59,455,000 bonds exchangeable for BSkyB shares or redeemable in cash, at a unit par value of E24.22. These bonds earned interest at 1% and matured on July 5, 2003. The conversion rate was one BSkyB share (with a par value of 50 pence) for one Vivendi Universal bond. On July 5, 2003, all outstanding bonds were redeemed at a unit price of E24.87.

(h) Including the reimbursement of E850 million revolving credit facility, Societe Generale E215 million and E275 million revolving credit facilities and CDC IXIS E200 million revolving credit facility.

                                                               French GAAP Basis

                  - Change in Financial net debt during 2002, with Veolia
                    Environnement accounting for using the equity method

                                                                                          Cash and cash
(In millions)                                                                              equivalents   Gross Debt       Net
                                                                                          -------------  ----------   ----------
FINANCIAL NET DEBT AT DECEMBER 31, 2001 AS REPORTED                                                                   E  37,055
         Veolia Environnement accounting as for using the equity method                                                 (15,703)
FINANCIAL NET DEBT EXCLUDING VEOLIA ENVIRONNEMENT                                                                     E  21,352
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  E   (2,795)   E       -       (2,795)
         Purchase of property, plant, equipment and intangible assets                           1,729            -        1,729
         Proceeds from sale of property, plant and equipment and intangible assets               (158)           -         (158)
         Sales (purchases) of marketable securities                                              (322)           -         (322)
            of which divestiture of Vinci shares (E291 million)                                                               -
         Net increase in financial receivables                                                  1,875            -        1,875
         ACQUISITIONS                                                                                                         -
            Echostar                                                                            1,699            -        1,699
            Interest in Sportfive                                                                 122            -          122
            Other acquisitions                                                                    179            -          179
                                                                                           ----------    ---------    ---------
            TOTAL ACQUISITIONS                                                             E    2,000    E       -    E   2,000
         DIVESTITURES

            Veolia Environnement                                                               (3,335)           -       (3,335)
            Echostar                                                                           (1,037)           -       (1,037)
            Houghton Mifflin                                                                   (1,195)        (372)      (1,567)
            Europpean publishing activities                                                    (1,121)         (17)      (1,138)
            BtoB / Health                                                                        (894)         (37)        (931)
            Sithe                                                                                (319)           -         (319)
            Canal+ Digital                                                                       (264)           -         (264)
            Vizzavi Europe                                                                       (143)           -         (143)
            Other divestitures                                                                   -925            -         (925)
                                                                                           ----------    ---------    ---------
            TOTAL DISPOSITIONS                                                             E   (9,233)   E    (426)   E  (9,659)
                                                                                           ----------    ---------    ---------
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                                       E   (4,109)   E    (426)   E  (4,535)
                                                                                           ==========    =========    =========
         Net proceeds from issuance of common shares                                              (68)           -          (68)
         Sales (purchases) of treasury shares                                                  (1,973)           -       (1,973)
         Cash dividends paid                                                                    1,120            -        1,120
         FINANCING ARRANGEMENTS

            ORA issued by VU in November 2002                                                    (767)           -         (767)
            BSkyB exchangeable 3%                                                                 117         (117)           -
            BSkyB total return swap                                                               (86)      (3,948)      (4,034)
            Entertainment assets of InterActiveCorp / MultiThematiques                          1,757        2,538        4,295
            Other financial arrangements                                                        1,380       (1,638)        (258)
                                                                                           ----------    ---------    ---------
   TOTAL FINANCING ARRANGEMENTS AND OTHER                                                  E    2,401    E  (3,165)   E    (764)
                                                                                           ----------    ---------    ---------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES (INCLUDING FOREIGN EXCHANGE IMPACT)        1,480       (3,165)      (1,685)
                                                                                           ==========    =========    =========
   CHANGE IN FINANCIAL NET DEBT DURING 2003                                                    (5,424)      (3,591)      (9,015)
                                                                                           ==========    =========    =========
FINANCIAL NET DEBT AT DECEMBER 31, 2002                                                                               E  12,337
                                                                                                                      ---------

                  - Net cash provided by operating activities

Vivendi Universal considers these non-GAAP measures called cash flow from operations and proportionate cash flow from operations as important indicators of the Company's operating performance, because it is commonly reported and used by the international analyst community, investors and others associated with certain media and communication industries. The Company manages its various business segments on the basis of operating measures that exclude financing costs and income taxes. Cash flow from operations excludes the effect of these items, and includes the effect of capital expenditures and divestitures. Proportionate cash flow from operations is defined as cash flow from operations excluding the minority stake in all less than 100%-owned entities. The Company's management uses cash flow from operations for reporting and planning purposes.

                                                               French GAAP Basis

Reconciliation of net cash provided by operating activities to cash flow from operations and proportionate cash flow:

                                                                                           Year ended December 31,
                                                                                    ------------------------------------
 (in millions)                                                                           2003                 2002
                                                                                    -------------        ---------------

NET CASH PROVIDED BY OPERATING ACTIVITIES, AS REPORTED                               E      3,886        E        4,670
Deduct:
  Purchase of property, plant, equipment and intangible assets                             (1,553)               (4,134)
  Proceeds from sale of property, plant, equipment and intangible assets                      478                   158
                                                                                     ------------        --------------
  Capital expenditures, net of proceeds                                                    (1,075)               (3,976)
Add back:
  Income tax: cash                                                                          1,242                 1,252
  Financing expenses                                                                          621                 1,301
  Other: cash                                                                                (303)                  126
                                                                                     ------------        --------------
ACTUAL CASH FLOW FROM OPERATIONS (BEFORE INCOME TAXES, FINANCING COSTS AND AFTER
RESTRUCTURING COSTS)                                                                        4,371                 3,373
Add:
  Pro forma adjustments:                                                                      (11)                 (721)
                                                                                     ------------        --------------
PRO FORMA CASH FLOW FROM OPERATIONS (BEFORE INCOME TAXES, FINANCING COSTS AND
AFTER RESTRUCTURING COSTS)                                                                  4,360                 2,652
                                                                                     ============        ==============
Out of which:
          Canal+ Group                                                                        367                  (353)
          Universal Music Group                                                               463                   523
          Vivendi Universal Games                                                            (200)                   72
          Vivendi Universal Entertainment                                                   1,290                   465
                                                                                     ------------        --------------
          MEDIA                                                                      E      1,920        E          707
          SFR Cegetel Group                                                                 2,053                 2,058
          Maroc Telecom                                                                       696                   599
                                                                                     ------------        --------------
          TELECOM                                                                    E      2,749        E        2,657
          Holding and corporate                                                              (242)                 (577)
          Others                                                                              (67)                 (135)
                                                                                     ------------        --------------
TOTAL PRO FORMA VIVENDI UNIVERSAL (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)       E      4,360        E        2,652         64%
                                                                                                                               ===
Deduct:
 Cash attributed to minority interests                                                     (1,605)               (1,898)
                                                                                     ------------        --------------        ---
PROPORTIONATE CASH FLOW FROM OPERATIONS (BEFORE INCOME TAXES, FINANCING COSTS
AND AFTER RESTRUCTURING COSTS, MINORITY INTERESTS)                                   E      2,755        E          754        265%
                                                                                     ============        ==============        ===

         4.4.     DESCRIPTION OF VIVENDI UNIVERSAL'S INDEBTEDNESS

During the course of the 2003 financial year, Vivendi Universal was able to obtain new lines of credit allowing it to progressively regain its financial flexibility, to substantially reduce its bank margins, to regain a balance between bank financing and capital markets financing and finally to extend the average maturity of its debt. The above-mentioned objective was achieved through:

                  - the issuance of E1.2 billion high yield bonds with a 7 year maturity concurrently with the entry into by Vivendi Universal of a E2.5 billion syndicated secured bank facility, which together enabled Vivendi Universal to reimburse and cancel several existing facilities, falling due in 2003 and 2004, for a total amount of E2.5 billion;

                  - the refinancing of VUE's $1.62 billion short term bridge loan facility in the first half of 2003 by a $750 million securitization of VUE's film rights with a 6 year maturity and a $920 million term loan with a 5 year maturity. These two operations produced not only a significant extension of the maturity of VUE's debt but also allowed the upstream of cash flow from VUE to Vivendi Universal;

                  - the issuance of E1.3 billion high yield bonds in July 2003 which enabled Vivendi Universal to repay the balance which remained outstanding under a E1.3 billion loan which was granted to an ad hoc affiliate company in connection with the acquisition of a 26% interest in SFR Cegetel Group; following this refinancing, Vivendi Universal was able to take direct control of its participation in SFR Cegetel Group and thus as a result to fully benefit from the corresponding dividend stream;

                  - the strengthening by Vivendi Universal of its position in its bond financings by the approval of the holders of the E527 million bonds due March
                           2006 exchangeable into Vinci shares to remove a put option that would have otherwise been exercisable in March 2004 and the issuance of E605 million bonds due October 2008 exchangeable for Sogecable shares;

                  - the signature of an underwritten commitment in December 2003 for a new unsecured E2.7 billion syndicated bank facility with a 5 year maturity which, following the closing of the NBC transaction, will permit the reimbursement of substantially all Vivendi Universal group secured bank indebtedness (E2.5 billion and E3 billion syndicated facilities and (pound)136 million bilateral loan facility).

                  - Finally, in advance of the potential acquisition of a 16% equity interest in Maroc Telecom in 2004, Vivendi Universal received an underwritten commitment in December 2003 from two banks for a MAD 5 billion facility.

At the end of January 2004,following the repayment of the E1.7 billion OCEANE which was maturing in early January, the average duration of the Vivendi Universal's debt, including the series A and series B preferred stocks issued by VUE, was approximately 6.7 years compared to 4.5 years at the end of 2002.

All of the above-mentioned financial indebtedness are further detailed below.

                  (a)      E1.2 billion ($935 million + E325 million
                           (2010)) and E1.35 billion Senior Notes ($975
                           million + E500 million (2008))

                  (b) E2.5 billion dual currency term and revolving facility

                  (c)      E3 billion multicurrency revolving credit facility

                  (d)      $920 million VUE loan agreement

                                                               French GAAP Basis

                  (e)      $750 million VUE securitization program

                  (f)      E527 million bond exchangeable into shares of Vinci

                  (g) E605 million bonds exchangeable into shares of Sogecable SA

                  (h)      E2.7 billion credit facility

                  (i)      MAD 5 billion non recourse facility

                      (a)      E1.2 billion ($935 million + E325 million
                               (2010)) and E1.35 billion Senior Notes ($975
                               million + E500 million (2008))

In April 2003, Vivendi Universal issued $935 million of senior notes at an offering price of 100% and E325 million of senior notes at an offering price of 98.746%. The tranche denominated in US dollars bears an interest rate of 9.25% and the tranche denominated in euro bears an interest rate of 9.50%. Interest on the notes are payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2003. The notes rank pari passu in right of payment with all of Vivendi Universal's existing and future unsecured senior indebtedness, effectively junior to Vivendi Universal's current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

The notes are scheduled to mature on April 15, 2010. At any time prior to April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal of the notes plus accrued and unpaid interest and the applicable "make-whole" premium. In addition, at any time prior to April 15, 2006, Vivendi Universal may use the net cash proceeds of an equity offering to redeem up to 35% of the aggregate principal amount of notes at a redemption price equal to 109.25% of the principal amount plus accrued and unpaid interest, in the case of the US dollar-denominated notes and 109.50% of the principal amount plus accrued and unpaid interest in the case of the euro-denominated notes. On or after April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price of 104.625% for the US dollar-denominated notes and 104.75% for the euro-denominated notes in 2007, 102.313% for the US dollar-denominated notes and 102.375% for the euro-denominated notes in 2008, and 100% for both the US dollar and euro-denominated notes thereafter, plus accrued and unpaid interest. These notes are listed on the Luxembourg Stock Exchange. Vivendi Universal completed an exchange offer to exchange the notes for registered notes pursuant to a registration rights agreement on December 31, 2003. The exchange notes are listed on the Luxembourg Stock Exchange.

In July 2003, Vivendi Universal issued $975 million and E500 million of senior notes at an offering price of 100% to refinance the credit facility incurred in January 2003 for an amount of E1.3 billion by Societe d'investissement pour la telephonie (SIT) in connection with the acquisition from BT Group of a 26% stake in Cegetel Groupe SA. These notes bear an interest rate of 6.25%. Interest on the notes will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2004. The notes rank pari passu in right of payment with all of Vivendi Universal's current and future unsecured indebtedness, effectively junior to Vivendi Universal's current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

The notes are scheduled to mature on July 15, 2008. At any time, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest plus the applicable "make-whole" premium. Additionally, at any time prior to July 15, 2006, Vivendi Universal may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 106.25% of the principal amount of the notes plus accrued and unpaid interest with the net cash proceeds of an equity offering.

As long as the notes are not rated investment grade, covenants contained in the indentures governing the notes will limit the non-cash consideration received in asset sales until the repayment of notes. The net cash proceeds of such asset sales must be used by Vivendi Universal or its subsidiaries to repay debt, make capital expenditures or purchase assets in a related business within one year of their receipt. If asset sale proceeds are not used for one of these purposes, Vivendi Universal would be required to make an offer to purchase the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, using those proceeds.

In addition, as long as the notes are not rated investment grade, Vivendi Universal and its subsidiaries will be limited in their ability to incur indebtedness in addition to the indebtedness outstanding on the date the notes offering closed, subject to certain limited exceptions. Nevertheless, Vivendi Universal may incur new indebtedness if the fixed charge coverage ratio for the most recent four fiscal quarters is at least 3 to 1, determined on a pro forma basis.

So long as the notes are not rated investment grade, Vivendi Universal may not pay any dividend or make any other payment or distribution on its equity, implement share buy-backs, redeem or retire indebtedness that is subordinated to the notes or make certain investments. Nevertheless, these restrictions are subject to some exceptions, including:

- exceptions based on the consolidated net income earned since the date the notes offering closed;

-        existing contractual obligations;

-        investments in and acquisitions of new subsidiaries;

-        purchases of shares upon the exercise of stock options; and

-        investments in cash or cash equivalents.

Other restrictions customary for this type of financing will continue to apply so long as the notes are not rated investment grade, including:

-        transactions with affiliates must be on arm's-length terms;

- restrictions on the ability of restricted subsidiaries to pay dividends are not permitted;

- mergers are permitted only if the surviving entity will meet a specified fixed charge coverage ratio;

-        Vivendi Universal may not enter into new lines of business; and

- upon a change in control of Vivendi Universal, it must make an offer to purchase the notes at a price of 101% of the principal amount of the notes.

                                                               French GAAP Basis

In addition to these limitations and irrespective of whether the notes are investment grade rated, Vivendi Universal may not, among other things, (i) secure its debt (other than its existing bank debt, project finance indebtedness, debt already secured taken on at the time of acquisition of assets or capital leases subject to some restrictions) without also securing the notes on an equal basis, (ii) enter into certain specified sale and leaseback transactions or (iii) consolidate, merge or sell substantially all of its assets, unless the successor becomes bound by the indenture governing the notes and certain other conditions are satisfied.

The notes contain customary event of default provisions including, among others, provisions relating to non-payment, failure to comply with covenants, cross-default, and certain events of bankruptcy or insolvency.

On November 20, 2003, Vivendi Universal successfully completed a solicitation of consent from the holders of the notes to certain amendments to the indenture governing the senior notes issued in April 2003 and the indenture governing the senior notes issued in July 2003 in connection with the NBC-Universal Transaction. On November 21, 2003, Vivendi Universal entered into supplemental indentures, which amended the indentures to (i) except the transaction from the minimum cash requirement (but not the other requirements) of the covenant restricting certain asset sales, (ii) permit liens on the capital stock of entities received by Vivendi Universal as part of the transaction, (iii) permit restrictions on the divestitures of the capital stock of the entities received by Vivendi Universal as part of the transaction, (iv) permit Vivendi Universal to incur indebtedness arising under or pursuant to the agreements entered into pursuant to the transaction, (v) expand the current provisions in the indenture permitting Vivendi Universal to defease the preferred interest in VUE in connection with the transaction and (vi) clarify that Vivendi Universal may exclude certain information from its quarterly U.S. GAAP reconciliation.

         (b) E2.5 billion Dual Currency Term and Revolving Credit Facility

Vivendi Universal has entered into a E2.5 billion dual currency term and revolving credit facility (the Dual Currency Credit Facility) dated as of May 13, 2003, among Vivendi Universal, as the borrower and a guarantor, certain of its subsidiaries, as guarantors, the lenders party thereto, and Societe Generale, as facility and security agent.

The facility is comprised of (a) a three-year E1.5 billion revolving credit facility (Tranche A) at LIBOR or EURIBOR plus an applicable margin that, depending on Vivendi Universal's credit ratings, ranges from 1.00% to 2.75% per annum and (b) a E1.0 billion term loan (Tranche B) with a 2.75% per annum margin over LIBOR or EURIBOR maturing on the third anniversary of the date of the Dual Currency Credit Facility. Borrowings under the Dual Currency Credit Facility may be made in euro or U.S. dollar. Currently, the E1.0 billion term loan is fully drawn and the E1.5 billion revolving credit facility is undrawn.

Vivendi Universal is required to pay commitment fees at an annual rate of 40% of the then applicable margin for Tranche A (subject to a cap of 1.00% per annum) and 1.00% per annum for Tranche B, in each case calculated on the undrawn and uncanceled amount of commitments of the applicable Tranche during the availability period. Accrued commitment fees are payable quarterly in arrear and on the final maturity date of the Dual Currency Credit Facility. Vivendi Universal also pays the facility agent an annual agency fee.

The respective obligations of Vivendi Universal and the guarantors under the Dual Currency Credit Facility rank pari passu with their obligations under the Multicurrency Revolving Credit Facility (described below). The obligations of Vivendi Universal and the guarantors under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured on a pro rata basis among the respective lenders by a first priority lien on certain assets of Vivendi Universal and the subsidiary guarantors, including (a) capital stock in certain subsidiaries, (b) deposit accounts and (c) 85% of all intercompany loans owed to Vivendi Universal and such subsidiary guarantors. In addition, Vivendi Universal and the subsidiary guarantors have agreed to subordinate their obligations under 85% of their intercompany loans to their obligations under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility. The security and subordination obligations are suspended six months after Vivendi Universal attains an investment grade rating.

The Dual Currency Credit Facility contains customary negative covenants which place restrictions on, among other things, the incurrence of debt, the incurrence of financial guarantees, the payment of distributions in respect of capital stock, the incurrence of investments, the entrance into leasing arrangements, mergers and acquisitions, divestiture of assets and the incurrence of security interests. Furthermore, the Dual Currency Credit Facility places certain limitations on the ability of Vivendi Universal and certain of its subsidiaries to make or incur intra group loans, subject to certain exceptions. Certain of these restrictions are suspended three months after Vivendi Universal attains an investment grade rating (the Release Condition Date).

The Dual Currency Credit Facility also requires Vivendi Universal to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of status, certain bank accounts and insurance, protection of intellectual property rights, payment of taxes, compliance with ERISA reporting requirements, compliance with laws (including environmental laws), provision of financial and other information and notification of defaults. Furthermore, each obligor must ensure that in any three-month period, the aggregate amount of net cash available plus the aggregate undrawn amount under all existing facilities is more than E100 million.

In addition, Vivendi Universal must maintain various financial ratios, including:

- maximum ratios of net financial debt to cash modified EBITDA(12) (5.8 as of June 30, 2003, 5.4 as of September 30, 2003 and 4.4 as of December 31, 2003 (ratio brought up to 5.4 after waiver received from banks), 4.2 as of March 31, 2004, 4.0 as of June 30, 2004 until and including December 31, 2004, 3.5 as of March 31, 2005 up to and including December 31, 2005, and 3.0 thereafter);

- minimum ratios of cash modified EBITDA to net financing costs (2.4 as of June 30, 2003 and September 30, 2003, 2.7 as of December 31, 2003,
         2.9 as of March 31, 2004, 3.1 as of June 30, 2004, 3.2 as of September 30, 2004, 3.3 as of December 31, 2004, 3.4 as of March 31, 2005 up to
         and including December 31, 2005 and 3.5 thereafter); and

- maximum total gross financial debt (E18.0 billion as of June 30, 2003, 15.6 as of September 30 and December 31, 2003, 12.8 as of March 31, 2004, 12.5 as of June 30, 2004, 12.3 as of September 30, 2004, 11.3
         as of December 31, 2004, 10.3 as of March 31 and June 30, 2005, 10.0 as of September 30 and December 31, 2005, and 9.2 as of March 31, 2006).

Subject to certain other exceptions, Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries shall not at any time exceed in the aggregate an amount equal to 30% of the net financial debt.

The Dual Currency Credit Facility allows for voluntary prepayment if Vivendi Universal gives at least three business days' notice, subject to a minimum payment threshold and integral multiple requirements. Such voluntary prepayments will be applied pro rata among the lenders and Vivendi Universal must also prepay or cancel at the same time and in the same amount, the Multicurrency Revolving Credit Facility.

Provided that Vivendi Universal gives at least three business days' notice, it may, without penalty or indemnity obligations, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum repayment threshold and integral multiple requirements. Such voluntary cancellations will be applied pro rata among the commitments under each Tranche, subject to certain

-----------------
(12) Defined as modified EBITDA (operating income before depreciation, amortization, restructuring and other one-time items) plus dividends received from Veolia Environnement, SFR Cegetel Group and Maroc Telecom.

                                                               French GAAP Basis
exceptions, and among each lender's commitment in the relevant Tranche and Vivendi Universal must also prepay or cancel at the same time and in the same amount, the Multicurrency Revolving Credit Facility.

Subject to certain exceptions, the Dual Currency Credit Facility is subject to, prior to the Release Condition Date, mandatory prepayment with certain proceeds, including but not limited to 33% of net debt issue proceeds, 50% of net dividend proceeds, 16 2/3% of net equity issue proceeds and 16 2/3% of certain net asset disposal proceeds (other than the disposal of Veolia Environnement shares (of which 50% is prepaid) and the disposal of Cegetel and SIT (of which 25% is prepaid). In addition, the Dual Currency Credit Facility is subject to, regardless of Vivendi Universal's rating, mandatory prepayment upon (a) Vivendi Universal's failure to comply with the specified financial ratios or (b) the occurrence of a change of control.

The Dual Currency Credit Facility contains customary event of default provisions including, but not limited to, non-payment, misrepresentation under the loan documents, breach of other obligations, cross-default, breach of covenants, insolvency, material adverse changes, certain material ERISA events and cessation of business.

         (c) E3 billion Multicurrency Revolving Credit Facility

Vivendi Universal has entered into a E3 billion multicurrency revolving credit facility (Multicurrency Revolving Credit Facility) dated March 15, 2002, as amended on February 6, 2003, and as further amended and restated on May 13, 2003, among Vivendi Universal, as a borrower and the obligors' agent certain of its subsidiaries, as guarantors, the lenders party thereto and Societe Generale, as facility agent. At December 31, 2003, E1 billion of the Multicurrency Revolving Credit Facility was drawn.

Borrowings under the Multicurrency Revolving Credit Facility that are denominated in euro bear interest at EURIBOR plus a margin of 1.50% per annum, which margin will be reduced to 1.00% per annum upon the occurrence of certain events. Borrowings under the Multicurrency Revolving Credit Facility that are denominated in any permissible currency other than euro bear interest at LIBOR plus a margin of 1.50% per annum, which margin will be reduced to 1.00% per annum upon the occurrence of certain events. The Multicurrency Revolving Credit Facility matures on March 15, 2007.

Vivendi Universal is required to pay commitment fees at an annual rate of 50% of the then applicable margin on the undrawn, uncanceled amount of each bank's commitment until the final maturity date of the Multicurrency Revolving Credit Facility. Accrued commitment fees are payable quarterly in arrear and on the final maturity date of the Multicurrency Revolving Credit Facility. Vivendi Universal is also required to pay an utilization fee at a rate of 0.05% per annum on the aggregate amount of all loans then outstanding for each day the aggregate amount of all loans then outstanding exceeds 50% of the then total commitments under the Multicurrency Revolving Credit Facility. In addition, Vivendi Universal has agreed to pay certain fees to those banks that consented to certain waivers and consents under the Multicurrency Revolving Credit Facility. The amount of any such fee is computed at a rate of 0.20% per annum on the consenting bank's commitment or, if greater, its participation in the loans on the applicable waiver fee date. Vivendi Universal pays also the facility agent an annual agency fee.

The respective obligations of Vivendi Universal and the guarantors under the Multicurrency Revolving Credit Facility rank pari passu with their obligations under the Dual Currency Credit Facility. The obligations of Vivendi Universal and the guarantors under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured on a pro rata basis among the respective lenders as described above under the description of the Dual Currency Credit Facility.

The Multicurrency Revolving Credit Facility contains customary negative covenants which place restrictions on, among other things, the incurrence of certain security interests, disposal of assets and mergers or similar transactions. Furthermore, the Multicurrency Revolving Credit Facility places restrictions that prevent Vivendi Universal from making any substantial change to the general nature and scope of its business and its subsidiaries from that conducted on May 13, 2003.

The Multicurrency Revolving Credit Facility also requires Vivendi Universal and the subsidiary guarantors to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of insurance, compliance with environmental laws and notification of defaults. Vivendi Universal is also required to provide financial and other information to the facility agent. In addition, Vivendi Universal must maintain various financial ratios, including:

- maximum ratios of net financial debt to cash modified EBITDA (as described above under the description of the Dual Currency Credit Facility);

- minimum ratios of cash modified EBITDA to net financing costs (as described above under the description of the Dual Currency Credit Facility) and

- maximum total gross financial debt (as described above under the description of the Dual Currency Credit Facility with the following additional ratios: E9.2 billion as of June 30, 2006, and E9.0 billion as of September 30 and December 31, 2006). Subject to certain other exceptions, Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries shall not at any time exceed in the aggregate an amount equal to 30% of the net financial debt.

Any borrower under the Multicurrency Revolving Credit Facility may voluntarily prepay any loan made to it in whole or in part if the applicable borrower gives at least ten days' notice, subject to a minimum payment threshold and integral multiple requirements. Provided the applicable borrower gives at least ten days' notice, it may, without penalty or obligation to indemnify, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum threshold and integral multiple requirements; provided in the case of a voluntary prepayment/cancellation, that at the same time and in the same amount, a prepayment/cancellation is made under the Dual Currency Credit Facility.

Subject to certain exceptions, the Multicurrency Credit Facility is subject to, prior to the Release Condition Date, mandatory prepayment with certain proceeds, including but not limited to, 50% of net dividend proceeds, 16 2/3% of net equity issue proceeds and 16 2/3% of certain net asset disposal proceeds (other than the disposal of Veolia Environnement shares (of which 50% is required to be prepaid) and the disposal of Cegetel and SIT (of which 25% is required to be prepaid).

In addition, subject to certain conditions, the Multicurrency Revolving Credit Facility is subject to, regardless of Vivendi Universal's rating, mandatory prepayment upon (a) Vivendi Universal's failure to comply with the specified financial ratios or (b) the occurrence of a change of control.

The Multicurrency Revolving Credit Facility contains customary event of default provisions including, but not limited to, provisions relating to non-payment, misrepresentation and breach of other obligations under the loan documents, cross-default, insolvency and insolvency proceedings, material adverse changes, cessation of business and unlawfulness.

         (d) $920 million VUE Loan Agreement

On June 24, 2003, Vivendi Universal Entertainment LLLP entered into a $920 million loan agreement with Banc of America, N.A. and JPMorgan Chase Bank, as co-administrative agents, the lenders party thereto, Barclays Bank PLC, as syndication agent, and

                                                               French GAAP Basis

JPMorgan Chase Bank, as collateral agent and as paying agent (the VUE Loan Agreement). The full amount of the facility was drawn at closing and the proceeds have been used to repay the remaining outstanding portion of the Amended and Restated $1.62 billion loan dated November 25, 2002.

Borrowings under the VUE Loan Agreement are denominated in U.S. dollars and bear interest at either LIBOR plus a margin of 2.75% or ABR plus a margin of 1.75%. The loan will mature in 16 consecutive quarterly installments commencing on September 30, 2004, each of which shall be equal to, in the case of the first 12 installments, 0.25% of the loan principal and, in the case of each of the last four installments, 24.25% of the loan principal.

Certain of VUE's subsidiaries guarantee VUE's obligations under the VUE Loan Agreement. VUE's obligations as borrower and the guarantors' obligations are secured by a first priority lien on the assets of VUE and the guarantors, and portions of the collateral may be released in certain transactions and circumstances. In addition, Vivendi Universal and certain of its subsidiaries have agreed to the subordination of inter-company indebtedness owing to them by VUE and the guarantors.

The VUE Loan Agreement contains negative covenants that restrict the ability of VUE and certain of its subsidiaries to engage in certain activities, including, but not limited to:

- limitations on creating or permitting to subsist certain security interests on their assets;

-        limitations on disposals of assets;

- limitations on the incurrence of indebtedness (including financial guarantees);

-        limitations on investment while an event of default is continuing;

- limitations on restricted payments (unless the loans are rated investment grade), such as limitations on the payment of dividends or distributions of other amounts in respect of equity interests, as well as limitations on investments in, purchases of or other payments in respect of Vivendi Universal entities;

- limitations on transactions with affiliates, sale and leaseback transactions, swap agreements, changes in fiscal periods, negative pledges, restrictions on subsidiary distributions, and permitted lines of business; and

- limitations on fundamental changes, including mergers, consolidations, and amalgamations.

In addition, VUE must maintain certain financial ratios at all times, namely:

- a maximum leverage ratio (consolidated indebtedness (defined to exclude certain items) to consolidated modified EBITDA for the period of four consecutive fiscal quarters) of 3.25 to 1.0 if the loans are not investment grade, or 3.75 to 1.0 if investment grade;

- a maximum cash leverage ratio on or after December 31, 2003 (leverage ratio adjusted by substituting cash modified EBITDA for consolidated modified EBITDA) of 3.5 to 1.0 if the loans are not investment grade, or 4.0 to 1.0 if investment grade;

- a maximum senior leverage ratio (leverage ratio adjusted by excluding from consolidated indebtedness any unsecured or subordinated indebtedness) of 3.0 to 1.0 if the loans are not investment grade, or
         3.5 to 1.0 if investment grade;

- a minimum coverage ratio (consolidated modified EBITDA to consolidated interest expense for any period of four consecutive fiscal quarters) of
         3.5 to 1.0 if loans are not investment grade, or 3.0 to 1.0 if investment grade; and

- a minimum ratio of cash modified EBITDA to consolidated fixed charges of 1.25 to 1.0 for any period of four consecutive fiscal quarters ending on or after December 31, 2003.

Unless the loans under the VUE Loan Agreement are rated investment grade(13), the VUE Loan Agreement (a) places limitations on the ability of VUE and its subsidiaries to make loans, advances or pay dividends to Vivendi Universal and certain of its subsidiaries that are not VUE or subsidiaries of VUE, (b) limits the net balance of loans between VUE and Vivendi Universal and its subsidiaries to an aggregate of $600 million (subject to an increase to $700 million if the leverage ratio has been reduced to 3.0 to 1.0) and (c) prohibits VUE from distributing the net proceeds from the disposal of certain assets unless the indebtedness associated with such assets has been retired or defeased, the cash leverage ratio is below a certain level and the loan is rated no less than BB and Ba2 by S&P and Moody's, respectively, in each case with a stable outlook. The VUE Loan Agreement does not restrict the distribution of cash from operations if the cash leverage ratio is less than 2.5 to 1.0.

The VUE Loan Agreement also requires VUE and certain of its subsidiaries to observe certain affirmative covenants, including, but not limited to, relevant authorizations, maintenance of property and insurance, compliance with laws and obligations, provision of financial and other information, maintenance of the separateness of Vivendi Universal entities and VUE entities in respect of funds, accounts, records and corporate formalities, maintenance and contributions of collateral, interest rate protection and notification of defaults.

VUE may voluntarily prepay loans under the VUE Loan Agreement in whole or in part if it gives at least three business days' notice, subject to a minimum payment threshold and integral multiple requirements. Subject to certain conditions, VUE must prepay the loans (or, in some cases, cash collateralize its obligations) under the VUE Loan Agreement with the proceeds of certain issuances of indebtedness, asset sales, issuances of equity interests and recovery events.

The VUE Loan Agreement contains customary default provisions relating to nonpayment, misrepresentation, breach of obligations under the loan documents, change in control, insolvency, liquidation, ineffectiveness of the security or guarantees, ERISA events, default of Vivendi Universal or its material subsidiaries and adverse judgments.

         (e) $ 750 million VUE securitization program

On March 31, 2003, a special purpose subsidiary of VUE, Universal Film Funding LLC (UFF) securitized a portion of its film rights based on future video (including DVD and VHS) and television revenues in the United States from part of its existing film library and future theatrical pictures. The aggregate amount of the facility is $950 million, of which $750 million has been drawn (including $50 million which has been recorded as a reserve). As part of the securitization, certain subsidiaries of VUE transferred film assets and certain other related assets to UFF and agreed to sell additional similar assets relating to such subsidiaries future theatrical pictures. UFF has issued notes which are currently funded by commercial paper conduits. The notes have received the benefits of an AAA rated

----------------
(13) Moody's has assigned a Ba2 rating under review for possible upgrade to the E920 million term loan - and S&P a BB+ rating on credit watch with positive implication.

                                                               French GAAP Basis
insurance contract which guarantees the payment of interest and principal. The assets have been pledged by UFF to secure the securitization facility. The proceeds of this facility were used to partially reimburse VUE's now fully repaid $1.62 billion credit facility.

The scheduled duration of the securitization program is 6 years and it will be amortized from 2006 up to 33 1/3% of its amount annually. It bears interest at a fixed rate of 3.085% plus a margin of 1.70% over 80% of its amount and the commercial paper rate plus a margin of 1.70% over the remaining amount. In addition, the undrawn amount is subject to a commitment rate of 1.35%. The securitization program is subject to financial covenants customary for this type of financing:

- a cash flow ratio (the sum of the aggregate gross receipts related to transferred films to be received on or before March 2012 and the amount on deposit in the reserve account to the sum of insurer premiums, estimated interest and fees on notes, the outstanding amount of notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) calculated monthly for the last 3 months exceeding or being equal to 1.05. The failure to satisfy this ratio for 6 months constitutes an early amortization event.

- an asset coverage ratio computed quarterly (the sum of gross receipts related to transferred films minus home video and license advances, the amount on deposit in the reserve account, the gross receipts related to films already distributed that the issuer has decided to sell, to the sum of insurer premiums, estimated interest and fees on notes, the outstanding amount of notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) exceeding or being equal to 1.1 from March 31, 2003 through and including December 31, 2005, 1.2 from March 31, 2006 through and including December 31, 2007 and 1.3 thereafter. This ratio dropping below 1.05 would constitute an early amortization event.

- the advance rate based upon seasoned ultimate ratios computed monthly (estimated gross receipts in respect of the five most recently transferred films (other than certain designated films) to the gross receipts in respect of such transferred films at the time of transfer), this ratio will cause an adjustment in the applicable advance rate if the ratio is less than or equal to 1, exceeding or being equal to 55%, against 70% initially; the failure to maintain this rate will constitute an early amortization event.

- a VUE consolidated interest coverage ratio (consolidated modified EBITDA to consolidated interest expense) exceeding or being equal to 2 for each period of four consecutive quarters ending on or after June 30, 2003 or such more restrictive interest coverage ratio agreed to in another VUE borrowing of at least $50 million. If VUE is subject to any higher test in another agreement, this covenant ratio would be adjusted to the other test; the failure to satisfy this test constitutes an early amortization event.

In addition, the issuer shall establish a funded reserve account to be used to pay distribution and fulfillment costs. The coverage requirement has been set initially at $50 million provided the 12 month cash coverage ratio (the sum of gross receipts from transferred films to be collected in the next 12 months and the amount in the cash reserve to the sum of the insurer premiums, estimated interests and fees on notes, mandatory principal payments on the notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) exceeds or is equal to 1.75. It will be increased to $60 million if the ratio exceeds or is equal to 1.5 and less than 1.75, to $70 million if the ratio exceeds or is equal to 1.25 and less than 1.50 and to $80 million if the ratio is less than 1.25.

Lastly, the issuer must comply with a borrowing test: the aggregate outstanding amount of notes should not exceed the available facility amount, i.e., an amount equal to the product of the applicable advance rate and the amount equal to the remaining anticipated gross receipts of transferred films minus the amount of any home video and license advances minus reductions for failure to satisfy an expense coverage ratio, which is defined as estimated gross receipts from transferred films minus the outstanding amount of home video and license advances to estimated distribution expenses relating to these films net of the amount in the reserve account.

         (f) E527 million bonds exchangeable into shares of Vinci

In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of E527.4 million. The bonds bore interest at 1%, with 3.75% yield to maturity, and matured on March 1, 2006. The issue price was E77.35, 30% above the previous day's closing rates for Vinci shares. This transaction allowed Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds were subject to early redemption by the holders on March 1, 2004 (redemption price E83.97 per bond). Revenue from the issuance of the bonds has been lent to Veolia Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of E120 million. The residual interest held by Vivendi Universal was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for E53 million, 5.3 million Vinci share options at a price of E88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. On August 11, 2003, at the General Meeting for holders of these bonds, the majority of the bond holders who participated voted in favor of the proposal made to them by Vivendi Universal to increase the redemption price of the bonds from E88.81 to E93.25 at the maturity date of March 1, 2006. In return for the increase, the bond holders fully relinquished their right to exercise their early redemption option for March 2004. The new redemption price provides the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. Following the sale in September 2003 of the options bought in June 2002, Vivendi Universal purchased, for E16.5 million, 6.8 million Vinci share new options at a price of E93.25, corresponding to the bond par value as at March 1, 2006. In addition, the E130 million mirror loan (including accrued interest) was repaid by Veolia Environnement on September 30, 2003.

         (g) E605 million Bonds exchangeable into shares of Sogecable SA

On October 30, 2003, Vivendi Universal issued E605 million 1.75 per cent exchangeable bonds due 2008, exchangeable for ordinary shares of Sogecable SA a limited liability company incorporated under the laws of the kingdom of Spain whose shares are listed on the Spanish Stock Exchanges.

The bonds bear interest at the rate of 1.75 per cent per annum. Interest are payable annually in arrear on October 30 of each year, commencing on October 30, 2004.

Each bond is exchangeable at the holders' option at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary share of Sogecable SA at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euro of the then market value of the relevant shares.

Vivendi Universal is entitled, at any time on or after October 30, 2006, at its option, to redeem in cash all, but not less than all, of the outstanding bonds, if on each of 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Spanish Stock Exchanges and (ii) the then applicable exchange ratio equals or exceeds 125 per cent of the sum of the principal amount of one bond (E29.32) plus accrued interest to, but excluding, the date set for redemption.

                                                               French GAAP Basis

In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds (E29.32 per bond) plus accrued interest, if any, if less than 10 per cent of the bonds originally issued remain outstanding at that time.

Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date (October 30, 2008) at their principal amount (E29.32 per bond).

The bonds are listed on the Luxembourg Stock Exchange.

The bonds are subject to customary pari passu, negative pledge and event of default provisions.

At the time of the issuance, the underlying Sogecable shares were owned by Canal+ Group and Canal+ Group had committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as bookrunner for the bond issue, this number to be reduced by the number of bonds redeemed following the exercise by any bondholder of their exchange rights and, from October 1, 2004, by the number of shares, if any, sold by the lender, subject to a minimum threshold of 5 million Sogecable shares which are committed to remain available to the borrower. In February 2004, the Sogecable shares held by Canal+ Group as well as the stock loan were transferred to Vivendi Universal. Vivendi Universal will receive a fee of 0.5% per annum computed on the price of the shares effectively lent.

         (h) E2.7 billion credit facility

Vivendi Universal has entered into a E2.7 billion unsecured multicurrency credit facility dated as of February 25, 2004, with a group of lenders and Societe Generale as facility agent. This new facility has a maturity of five years as from the signing date and will become available upon the closing of the NBCU transaction at which time the existing E3.0 billion syndicated facility, E2.5 billion syndicated facility and (pound)136 million UMO facility will be fully repaid and cancelled.

The new E2.7 billion credit facility can be used for the general corporate purposes of the group. It includes a swingline facility for up to E500 million, available in euros only, to be used towards the refinancing of any euro denominated commercial paper program of the group.

The facility bears interest at either Libor or Euribor plus a margin ranging from 1.10 % to 0.45 % depending on the corporate rating of Vivendi Universal assigned by S&P and Moody's. The swingline facility carries an additional margin of 0.15 %. Until Vivendi Universal has an investment grade corporate rating from at least one of the two rating agencies, a utilization fee will be payable in addition to the margin, in an amount of 0.10 % per annum if the amounts utilized under the facility equal or exceed 50 % but are less than 75 % of the total facility amount and 0.15 % per annum if the amounts utilized under the facility equal or exceed 75 % of the total facility amount.

Vivendi Universal is required to pay a commitment fee at an annual rate of 40 % of the then applicable margin on the undrawn and uncancelled amount of the facility as from the start of the availability period. From the date of signing until the start of the availability period, an interim commitment fee of 45% of the then applicable margin will be payable but only to the banks who are not participating in the existing facilities of E3.0 billion, E2.5 billion and (pound)136 million referred to above or whose undrawn and uncancelled commitment in the new facility exceeds their undrawn and uncancelled commitment in such facilities. These facilities were set up or restructured during the first half of 2003.

The accrued utilization fee, commitment fee and interim commitment fee are payable quarterly in arrear.

The facility agreement provides for voluntary prepayment or cancellation of the whole or part of the facility, without any penalty or indemnity (other than break costs) subject to Vivendi Universal giving a three business days notice to the facility agent.

The facility is subject to certain mandatory prepayment provisions including the case of change of control, non-satisfaction of financial covenants or sale of SFR/Cegetel. In that latter case, the facility provides for prepayment and cancellation of half of the facility if Vivendi Universal's ownership in SFR/Cegetel is less than 50 % but at least 40 % of the total share capital of SFR/Cegetel and prepayment and cancellation of 100 % of the facility if Vivendi Universal's ownership in SFR Cegetel Group is less than 40 % of the share capital of SFR Cegetel Group.

The facility contains customary covenants which place certain restrictions on, amongst other things, upstream and cross guarantees, acquisitions, mergers, disposals of assets, security interests and loans out or require Vivendi Universal to observe certain affirmative undertakings, including, but not limited to, relevant authorizations, maintenance of status, insurance, compliance with environment laws, provision of financial and other information and notification of defaults.

In addition, Vivendi Universal must maintain the following financial ratios:

                  - maximum ratio of Financial Net Debt to Proportionate EBITDA:
         3:1 at each testing date from and including the start of the availability period to September 30, 2004 and 2.8:1 as from December 31, 2004 ;

                  - minimum ratio of Proportionate EBITDA to Net Financing Costs : 4.2:1 at each testing date from and including the start of the availability period to September 30, 2004 ; 4.3:1 at December 31, 2004 and 4.5:1 as from March 31, 2005.

Vivendi Universal has also agreed to procure that the part of the Financial Net Debt incurred by its subsidiaries shall not at any time exceed an amount equal to the greater of (i) 30 % of the group Financial Net Debt and (ii) E2.0 billion.

The facility contains customary event of default provisions.

         (i) MAD 5 billion non recourse facility

On December 23, 2003, Vivendi Universal received an underwritten commitment from two banks for a 5 billion of dirham (MAD) non recourse facility designed to finance part of the acquisition of a 16 % equity interest in Maroc Telecom S.A.

The facility is to be granted to a wholly owned special purpose company which will hold all of Vivendi Universal's interest in Maroc Telecom S.A and will be non recourse as against Vivendi Universal.

The facility will be split into two tranches, a tranche A in an amount of MAD1 billion to MAD2 billion with a maturity of 2 years and a tranche B in an amount of MAD3 billion to MAD4 billion with a maturity of 7 years.

The facility shall include mandatory prepayment provisions upon the occurrence of certain events, including Vivendi Universal ceasing to own directly or indirectly 66.66 % of the issued share capital of the borrower, disposal by the borrower of all or any part of the Maroc Telecom shares, non-satisfaction of financial covenants or distribution of dividends from Maroc Telecom S.A. to the Borrower which are insufficient to cover the next repayment installment and the annual interest payment due under the facility.

The facility shall provide for customary conditions precedent, covenants (including financial ratios) and events of default.

The security package shall include an assignment of all cash dividends to be received from the Maroc Telecom shares as well as an assignment of any rights in connection with the purchase of the 16 % equity interest in Maroc Telecom S.A.

The commitment received by Vivendi Universal for this financing expires on June 30, 2004.

5-  INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") PROJECT - 2005

LIMINARY REMARK

                                                               French GAAP Basis

In compliance with European regulation n(degree)1606/2002 applicable to listed companies on stock exchanges within the European Union (EU) and IFRS 1 << First time adoption of International Financial Reporting Standards >>, Vivendi Universal consolidated financial statements will as of January 1, 2005 be established in accordance with the International Financial Reporting Standards
(IFRS) in force on December 31, 2005. Following the recommendation of "Autorite des Marches Financiers", comparative financial statements will be established in accordance with the same accounting standards for year 2004, or, as Vivendi Universal is also listed on the New York Stock Exchange (NYSE), for years 2003 and 2004 depending on the decision that will be reached in that respect by the US Securities and Exchange Commission (SEC) relative to non US registrants.

To publish this comparative information, Vivendi Universal will have to prepare an opening statement of financial position as of January 1, 2003 or as of January 1, 2004, first time adoption date of IFRS and starting point for applying these standards, and date as of which the impacts related to the transition will be recognized, mainly against shareholders' equity .

         5.1.     DESCRIPTION OF THE PROJECT AND ITS CURRENT STATUS

Vivendi Universal launched a project for the conversion of its financial statements to IFRS during the 4th quarter of 2003, with the objective of identifying the main differences in accounting methods and preparing the opening statement of financial position in accordance with the standards in force in 2005. This analysis will be complete only when the publication by the International Accounting Standard Board (IASB, international standard setting authority, responsible for establishing international accounting standards) of the last expected standards occurs and when they are approved by the European Union.

To ensure consistency of accounting policies and of their implementation within the Group, the IFRS conversion is led by a central project team that manages the project as a whole for the Group, in coordination with dedicated teams within each Business Unit.

The first phase of the project, in progress, referred to as << diagnosis phase >>, aims at analyzing the main differences in accounting principles as compared with French and US Generally Accepted Accounting Principles (GAAP) currently applied by the Group and at evaluating the impacts of those differences. In particular, it aims at estimating the opening statement of financial position as of January 1, 2003 or January 1, 2004. In addition, it aims at assessing the ability of the Group's information system to produce IFRS compliant financial information and to identify the required adaptations, if any.

Within Vivendi Universal, the project is steered as follows:

- A Steering Committee is in charge of the project's management and supervision. It is placed under the authority of the Senior Executive Vice President and Chief Financial Officer of the Company, assisted by the principal Corporate Finance and Accounting executives and the Chief Financial Officer of Business Units;

- A Project Committee is led by a designated project manager, in charge of managing the project on a day-to-day basis at Company and Business Units' level;

- A Technical Committee is in charge of reviewing and recommending the accounting treatments to be determined through the IFRS conversion project, for their validation by the Steering Committee. The external auditors of the Company take an active part in this Technical Committee.

The Group accounting policy manual will be reviewed to be adapted to International Financial Reporting Standards. A training program for finance managers has been initiated. It will be pursued throughout year 2004. An information/training session of non-finance senior executives will be included in this training program. The Reporting process and Information System adaptation phase will then be initiated. This phase should be facilitated by the change in reporting system and consolidation tool that took place in 2002, and also by its upgrading in 2003.

         5.2.     DESCRIPTION OF THE MAIN IDENTIFIED ACCOUNTING DIFFERENCES

Certain important IFRS standards and interpretations that will be in force on December 31, 2005 have not yet been published in their final version by the IASB. The IASB has initially committed itself to publish the last standards applicable in 2005 no later than March 31, 2004. Taking into account the expected revisions to be brought to some of those standards or expected new standards, the Company is not able to identify and estimate the impact of the conversion to IFRS standards at this stage.

Moreover, accounting standard IFRS 1 relating to the adoption of the IFRS standards as a basis for accounting has specific rules for the transition to IFRS and for the associated accounting choices , which are currently under study by the Company; among others, they include the restatement of business combinations that took place before the first time adoption date, the valuation of fixed assets as of the adoption date, the zeroing out of actuarial gains and losses on accrued pensions and of cumulative currency translation adjustments already recorded against the shareholders' equity.

As compared to French GAAP, as for all companies, the likely disappearance of goodwill amortization will have an impact on net income. Indeed, goodwill is amortized on a straight line basis over a period not exceeding 40 years under French GAAP.

Likewise, the adoption of IAS standards 32 and 39 relating to financial instruments should bring changes to the presentation of the financial statements. For instance, financial derivative instruments that are currently reported as off balance sheet commitments should be recorded on the face of the financial position and certain financial assets will have to be marked to market in the financial position, or the cost of issuing or repurchasing treasury shares should be recorded as a reduction of shareholders' equity regardless of their future use.

Vivendi Universal will disclose the first general indication on its IFRS format opening financial position as soon as it can. As of the date of this << Document de Reference >>, Vivendi Universal considers that the actions taken are appropriate to adequately manage the conversion to IFRS standards.

6-  FORWARD LOOKING STATEMENTS

This annual report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as "estimate(s)," "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that managements' expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among others: satisfaction of the conditions specified in the transaction agreements related to the planned combination of VUE and NBC, including, without limitation, the receipt of required governmental and other third-party approvals of the transaction; changes in the stock market and interest rate environment that affect revenues; general economic and business conditions, particularly a general economic downturn; industry trends; the availability and terms of financing; the terms and conditions of asset

                                                               French GAAP Basis
disposals and the timing thereof; changes in ownership structure; competition; changes in business strategy or development plans; challenges to, or losses or infringements of intellectual property rights; customer preference; technological advancements; political conditions; foreign currency exchange rate fluctuations; legal and regulatory requirements and the outcome of legal proceedings and pending investigations; environmental liabilities; natural disasters; and war or acts of terrorism.

The foregoing list is not exhaustive and there are other factors that may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                                               French GAAP Basis

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                               ---------------------------------------------
                                                                                December 31,
                                                         Note      2003            2002            2001
                                                               -------------   -------------  --------------
                                                                               (In millions)
ASSETS
Goodwill, net                                              4   E      17 789   E     20 062   E       37 617
Other intangible assets, net                               5          11 778         14 706           23 302
Property, plant and equipment, net                         6           6 365          7 686           23 396
Investments accounted for using the equity method          7           1 083          1 903            9 176
Other investments                                          8           3 549          4 138            5 583
                                                               -------------   ------------   --------------
TOTAL LONG-TERM ASSETS                                    26   E      40 564   E     48 495   E       99 074
                                                               -------------   ------------   --------------
Inventories and work-in-progress                                         744          1 310            3 163
Accounts receivable                                        9           8 809          9 892           21 094
Deferred tax assets                                       24           1 546          1 613            4 225
Short-term loans receivable                                              140            640            2 948
Marketable securities                                     10             259             88            3 773
Cash and cash equivalents                                 17           2 858          7 295            4 725
                                                               -------------   ------------   --------------
TOTAL CURRENT ASSETS                                           E      14 356   E     20 838   E       39 928
                                                               -------------   ------------   --------------
TOTAL ASSETS                                                   E      54 920   E     69 333   E      139 002
                                                               =============   ============   ==============
SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital                                                  E       5 893   E      5 877   E        5 972
Additional paid-in capital                                             6 030         27 687           28 837
Retained earnings and others                                               -        (19 544)           1 939
                                                               -------------   ------------   --------------
TOTAL SHAREHOLDERS' EQUITY                                11   E      11 923   E     14 020   E       36 748
                                                               -------------   ------------   --------------
Minority interests                                        12           4 929          5 497           10 208
Other equity                                              13           1 000          1 000                -
Deferred income                                                          560            579            1 856
Provisions                                                14           2 294          3 581            6 331
Long-term debt                                            17           9 621         10 455           27 777
Other non-current liabilities and accrued expenses        19           2 407          3 894            5 688
                                                               -------------   ------------   --------------
                                                               E      32 734   E     39 026   E       88 608
                                                               -------------   ------------   --------------
Accounts payable                                          20          12 261         13 273           26 414
Deferred tax liabilities                                  24           5 123          7 857            9 977
Bank overdrafts and other short-term borrowings           17           4 802          9 177           14 003
                                                               -------------   ------------   --------------
TOTAL CURRENT LIABILITIES                                      E      22 186   E     30 307   E       50 394
                                                               -------------   ------------   --------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                     E      54 920   E     69 333   E      139 002
                                                               =============   ============   ==============

    The accompanying notes are integral part of these Consolidated Financial
                                  Statements.

                                                               French GAAP Basis

                        CONSOLIDATED STATEMENT OF INCOME

                                                                                       --------------------------------------------
                                                                                                 Year Ended December 31,
                                                                                           2003           2002            2001
                                                                                 Note     (a)(b)         (a)(b)
                                                                                       ------------   -------------   -------------
                                                                                          (In millions, except per share amounts)
REVENUES                                                                          21   E     25 482   E      58 150   E      57 360
Cost of revenues                                                                  21        (15 268)        (40 574)        (39 526)
Selling, general and administrative expenses                                                 (6 812)        (12 937)        (13 699)
Other operating expenses, net                                                                   (93)           (851)           (340)
                                                                                       ------------   -------------   -------------
OPERATING INCOME                                                                  21   E      3 309   E       3 788   E       3 795
Financing expense                                                                              (698)         (1 333)         (1 455)
Other financial expenses, net of provisions                                       22           (509)         (3 409)           (473)
                                                                                       ------------   -------------   -------------
FINANCING AND OTHER EXPENSES, NET                                                      E     (1 207)  E      (4 742)  E      (1 928)
                                                                                       ------------   -------------   -------------
INCOME (LOSS) BEFORE GAIN ON BUSINESSES SOLD, NET OF PROVISIONS,
INCOME TAXES, EQUITY INTEREST, GOODWILL AMORTIZATION AND MINORITY
INTERESTS                                                                              E      2 102   E        (954)  E       1 867
Gain on businesses sold, net of provisions                                        23            602           1 049           2 365
Income tax expense                                                                24            408          (2 556)         (1 579)
                                                                                       ------------   -------------   -------------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION AND
MINORITY INTERESTS                                                                     E      3 112   E      (2 461)  E       2 653
Equity in earnings of sold subsidiaries                                     (b)                   1              17               -
Equity in (losses) earnings of unconsolidated companies                                          71            (294)           (453)
Equity loss in Veolia Environnement impairment                              (c)                (203)              -               -
Goodwill amortization                                                                        (1 120)         (1 277)         (1 688)
Impairment losses                                                                  4         (1 792)        (18 442)        (13 515)
                                                                                       ------------   -------------   -------------
INCOME (LOSS) BEFORE MINORITY INTERESTS                                                E         69   E     (22 457)  E     (13 003)
Minority interests                                                                12         (1 212)           (844)           (594)
                                                                                       ------------   -------------   -------------
NET LOSS                                                                               E     (1 143)  E     (23 301)  E     (13 597)
                                                                                       ============   =============   =============
LOSS PER BASIC SHARE                                                                   E      (1,07)  E      (21,43)  E      (13,53)
                                                                                       ============   =============   =============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN MILLIONS)                    (d)             1 071,7         1 087,4         1 004,8

    The accompanying notes are integral part of these Consolidated Financial
                                  Statements.

(a) Unaudited pro forma information is presented in Note 2. It illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc) and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting for Veolia Environnement using the equity method with a 20.4% ownership interest from January 1, 2002 instead of December 31, 2002.

(b) In 2002 and 2003, Vivendi Universal applied the treatment proposed in the paragraph 23100 of the French rules 99-02 and presented the equity in earnings of businesses sold during each of these financial years on the "Equity in earnings of sold subsidiaries" line in the Consolidated Statement of Income. In 2002, sold subsidiaries included all of the Vivendi Universal Publishing activities excluding Vivendi Universal Games, publishing activities in Brazil and the Consumer Press Division and Comareg. In 2003, sold subsidiaries include the Consumer Press Division, which was sold in early February 2003.

(c) The impairment loss of E203 million corresponds to Vivendi Universal's 20.4% interest in Veolia Environnement's impairment of goodwill and other intangible assets (i.e. E453 million), after a notional impairment of goodwill initially recorded as a reduction of shareholders' equity of E250 million, as prescribed by French GAAP.

(d) Excluding treasury shares recorded as a reduction of shareholders' equity (4,360 shares as at December 31, 2003). The weighted average common shares outstanding does not include the potential dilution effect of outstanding convertible or refundable bonds and stock options representing approximately 137.9 million common shares as at December 31, 2003, versus 146.3 million shares as at December 31, 2002. (Please refer to Note 11.4)

                                                               French GAAP Basis

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                       ---------------------------------------------
                                                                                                 Year Ended December 31,
                                                                                 Note     2003 (a)       2002 (a)        2001 (a)
                                                                                       ------------   -------------   -------------
                                                                                                      (In millions)
CASH FLOW - OPERATING ACTIVITIES:
     Net loss                                                                          E     (1 143)  E     (23 301)  E     (13 597)
     Adjustments to reconcile net loss to net cash provided by operating activities:
             Depreciation and amortization                                        25          4 759          24 040          19 050
             Equity loss in Veolia Environnement impairment                                     203               -               -
             Financial provisions and provisions related to businesses sold (b)              (1 007)          2 895             482
             Gain on sale of property, plant and equipment and financial
               assets, net                                                                       47          (1 748)         (2 546)
             Undistributed earnings from affiliates, net                    (c)                 (13)            456             439
             Deferred taxes                                                       24           (842)          1 608             379
             Minority interests                                                               1 212             844             594
     Changes in assets and liabilities, net of effect of acquisitions and
       divestitures                                                               25            670            (124)           (301)
                                                                                       ------------   -------------   -------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                                     E      3 886   E       4 670   E       4 500
CASH FLOW - INVESTING ACTIVITIES:
     Capital expenditures                                                         26         (1 552)         (4 134)         (5 338)
     Proceeds from sale of property, plant and equipment and intangible
       assets                                                                                   477             158             464
     Purchases of investments                                               (d)              (4 422)         (4 792)         (8 203)
     Sales of investments                                                   (d)               1 408          10 987           1 947
     Sale of spirits and wine business                                                            -               -           9 359
     Sales (purchases) of portfolio investments                                                   -               -           4 395
     Net decrease (increase) in financial receivables                                           140          (2 027)            278
     Purchases of treasury shares held as marketable securities                                   -               -            (141)
     Sales (purchases) of marketable securities                                                  49             213           1 579
                                                                                       ------------   -------------   -------------
         NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                          E     (3 900)  E         405   E       4 340
CASH FLOW - FINANCING ACTIVITIES:
     Net increase (decrease) in short-term borrowings                                        (7 259)         (5 991)         (1 670)
     Notes mandatorily redeemable for new shares of Vivendi Universal                             -             767               -
     Proceeds from issuance of borrowings and other long-term debt                            5 657           2 748           5 195
     Principal payment on borrowings and other long-term liabilities                         (1 947)         (1 854)         (5 900)
     Net proceeds from issuance of common shares                                                 71           1 622             582
     Sales (purchases) of treasury shares                                   (e)                 (98)          1 973          (4 253)
     Cash dividends paid                                                                       (737)         (1 300)         (1 423)
     Cash payment to InterActiveCorp                                                              -          (1 757)              -
                                                                                       ------------   -------------   -------------
         NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                          E     (4 313)  E      (3 792)  E      (7 469)

     Foreign currency translation adjustment on cash and cash equivalents                      (110)          1 287              83
                                                                                       ------------   -------------   -------------
CHANGE IN CASH AND CASH EQUIVALENTS                                         (f)        E     (4 437)  E       2 570   E       1 454
                                                                                       ============   =============   =============
CASH AND CASH EQUIVALENTS:
                                                                                       ------------   -------------   -------------
     Beginning                                                                         E      7 295   E       4 725   E       3 271
                                                                                       ============   =============   =============
     Ending                                                                            E      2 858   E       7 295   E       4 725
                                                                                       ============   =============   =============

    The accompanying notes are integral part of these Consolidated Financial
                                  Statements.

(a) Includes 100% of Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with a 51% and 92% voting interest respectively and a 35% and 86% ownership interest respectively. It also includes 100% of SFR (formerly known as Cegetel Groupe S.A.) which is controlled by Vivendi Universal with an approximately 56% ownership interest as of December 31, 2003. (Please refer to Note 27 "Significant Subsidiaries" for further detail in respect to the evolution of Vivendi Universal's ownership interest in this business unit). The cash flow contribution from these subsidiaries for the years ended December 31, 2003 and 2002 is disclosed in Note
         25.2 "Selected contribution data".

(b) In 2003, comprised of financial provisions reported in "other financial expenses, net of provisions" (E692 million, please refer to Note 22) and provisions reported in "gain on businesses sold, net of provisions" (E315 million, please refer to Note 23).

(c)      Includes the reversal of equity in earnings of sold subsidiaries.

(d) Includes net cash from acquired and divested companies, particularly the acquisition of 26% interest in SFR Cegetel Group (formerly known as Cegetel Groupe SA) for E4 billion on January 23, 2003.

(e) Includes impact of settlement of put options on treasury shares (E104) million as of December 31, 2003 compared with (E883) million as of December 31, 2002.

(f) Includes interest paid (comprised of all interest cash impacts related to financing activities), net for 621 million, E1,333 million and E1,402 million in 2003, 2002 and 2001 respectively.

                                                               French GAAP Basis

       CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                             ------------------------------------------
                                                                                   Common shares          Additional
                                                                             -------------------------      Paid-in
                                                                               Number        Amount         Capital
                                                                             -----------  ------------   -------------
                                                                             (Thousands)         (In millions)
BALANCE AT DECEMBER 31, 2000                                                  1 080 808   E      5 945   E      27 913
Net loss for the year 2001                                                            -              -               -
Foreign currency translation adjustment                                               -              -               -
Dividends paid, E1 per share                           (b)                            -              -               -
Goodwill from business combination reversed following
the divestiture of Eurosport                                                          -              -               -
Conversion of ex-Seagram exchangeables                                           31 549            173           2 335
Conversion of ex-Seagram stock options                                            3 452             19             255
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan                                 10 142             56             419
Common shares cancelled (treasury shares)                                       (40 123)          (221)         (2 070)
Treasury shares and stripped shares allocation                                        -              -               -
Release of revaluation surplus and other                                              -              -             (15)
                                                                              ---------   ------------   -------------
BALANCE AT DECEMBER 31, 2001                                                  1 085 828   E      5 972   E      28 837
Net loss for the year 2002                                                            -              -               -
Foreign currency translation adjustment                                               -              -               -
Dividends paid, E1 per share                                                          -              -            (890)
Goodwill from business combination reversed                                           -              -               -
Conversion of ex-Seagram exchangeables                                           11 463             63             848
Conversion of ex-Seagram stock options                                            1 239              7              92
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan                                  1 396              8              48
Common shares cancelled (treasury shares)                                       (31 367)          (173)         (1 248)
Treasury shares and stripped shares allocation                                        -              -               -
Release of revaluation surplus and other                                              -              -               -
                                                                              ---------   ------------   -------------
BALANCE AT DECEMBER 31, 2002                                                  1 068 559   E      5 877   E      27 687
Net loss for the year 2003                                                            -              -               -
Foreign currency translation adjustment                                               -              -               -
Appropriation of net income                                                           -              -         (21 789)
Conversion of ex-Seagram exchangeables                                            2 052             11             152
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan                                  3 361             19              18
Common shares cancelled (treasury shares)                                        (2 453)           (14)            (38)
Treasury shares and stripped shares allocation                                        -              -               -
Release of revaluation surplus and other                                              -              -               -
                                                                              ---------   ------------   -------------
BALANCE AT DECEMBER 31, 2003                                                  1 071 519   E      5 893   E       6 030
                                                                              =========   ============   =============

                                                           ------------------------------------------------------------------------
                                                                        Retained Earnings and Others
                                                           --------------------------------------------------------
                                                                           Cumulative
                                                                            Foreign
                                                                           Currency
                                                             Retained     Translation    Treasury                     Shareholders'
                                                             Earnings      Adjustment    Shares (a)       Total          Equity
                                                           ------------   -----------  ------------   -------------   -------------
                                                                                       (In millions)
BALANCE AT DECEMBER 31, 2000                               E     23 424   E      (486)  E     (121)   E      22 817   E      56 675
Net loss for the year 2001                                      (13 597)            -            -          (13 597)       (13 597)
Foreign currency translation adjustment                               -         1 483            -            1 483          1 483
Dividends paid, E1 per share                          (b)        (1 203)            -            -           (1 203)        (1 203)
Goodwill from business combination reversed following
the divestiture of Eurosport                                         35             -            -               35             35
Conversion of ex-Seagram exchangeables                           (2 508)            -            -           (2 508)             -
Conversion of ex-Seagram stock options                                -             -            -                -            274
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan                      -             -            -                -            475
Common shares cancelled (treasury shares)                             -             -            -                -         (2 291)
Treasury shares and stripped shares allocation                      350             -       (4 984)          (4 634)        (4 634)
Release of revaluation surplus and other                           (454)            -            -             (454)          (469)
                                                           ------------   -----------   ----------    -------------   ------------
BALANCE AT DECEMBER 31, 2001                               E      6 047   E       997   E   (5 105)   E       1 939   E     36 748
Net loss for the year 2002                                      (23 301)            -            -          (23 301)       (23 301)
Foreign currency translation adjustment                               -        (3 615)           -           (3 615)        (3 615)
Dividends paid, E1 per share                                       (421)            -            -             (421)        (1 311)
Goodwill from business combination reversed                       1 001             -            -            1 001          1 001
Conversion of ex-Seagram exchangeables                             (887)            -            -             (887)            24
Conversion of ex-Seagram stock options                                -             -            -                -             99
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan                      -             -            -                -             56
Common shares cancelled (treasury shares)                             -             -            -                -         (1 421)
Treasury shares and stripped shares allocation                      807             -        5 100            5 907          5 907
Release of revaluation surplus and other                           (167)            -            -             (167)          (167)
                                                           ------------   -----------   ----------    -------------   ------------
BALANCE AT DECEMBER 31, 2002                               E    (16 921)  E    (2 618)  E       (5)   E     (19 544)  E     14 020
Net loss for the year 2003                                       (1 143)            -            -           (1 143)        (1 143)
Foreign currency translation adjustment                               -        (1 132)           -           (1 132)        (1 132)
Appropriation of net income                                      21 789             -            -           21 789              -
Conversion of ex-Seagram exchangeables                             (163)            -            -             (163)             -
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan                      -             -            -                -             37
Common shares cancelled (treasury shares)                             -             -            -                -            (52)
Treasury shares and stripped shares allocation                       52             -            5               57             57
Release of revaluation surplus and other                            136             -            -              136            136
                                                           ------------   -----------   ----------    -------------   ------------
BALANCE AT DECEMBER 31, 2003                               E      3 750   E    (3 750)  E        -    E           -   E     11 923
                                                           ============   ===========   ==========    =============   ============

    The accompanying notes are integral part of these Consolidated Financial
                                  Statements.

(a)      Excluding stripped shares.

(b) Of which E263 million of "precompte" (equalization tax due to the French tax authorities if dividends ARE distributed out of profits that have not been taxed at the ordinary corporate income tax or that have been earned and taxed more than five years before distribution).

                                                               French GAAP Basis

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

         1.1. BASIS OF PRESENTATION

Vivendi Universal prepares its Consolidated Financial Statements in accordance with generally accepted accounting principles in France (French GAAP) including Regulation 99.02 of the "Comite de la Reglementation Comptable" (French Accounting Standards Board).

         1.2. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, management evaluates its estimates and judgments based on past experience and on various other factors deemed reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ significantly from these estimates under different assumptions or conditions.

         1.3. PRINCIPLES OF CONSOLIDATION

Full consolidation - All companies in which Vivendi Universal has a voting interest exceeding 50%, or over which it has another form of legal or effective control are consolidated. In addition, Vivendi Universal only consolidates a subsidiary if no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block routine decisions taken by Vivendi Universal.

Equity accounting - Affiliates in which Vivendi Universal has an interest exceeding 20% or otherwise exercises significant influence are accounted for using the equity method. Vivendi Universal also uses the equity method to account for its investments in certain affiliates in which it owns less than 20% of the voting shares, but exercises significant influence over the operating and financial decisions of the affiliate either (i) through representation on the affiliate's Board of Directors in excess of its voting interest, or (ii) because there is no other shareholder with a majority voting interest in the affiliate, or (iii) because the Company exercises substantive participating rights that enable the Company to veto or block decisions taken by the affiliate board.

Proportionate accounting - The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies. For such entities the Company records its proportionate interest in the Consolidated Financial Statements.

Special Purpose Entities (SPE) - They are included in the scope of consolidation wherever one or more controlled enterprises have in substance, by virtue of contracts, agreements or statutory clauses, control of the entity and own an ownership share. Where one or more enterprises controlled by Vivendi Universal have, in substance, control of a SPE but do not hold any ownership share of this entity, the SPE is not consolidated and the notes to Consolidated Financial Statements disclose in detail the assets, liabilities and profits or losses of the SPE. As of January 1, 2004, as a consequence of Article 133 of the Loi de Securite Financiere (LSF), every controlled SPE will be consolidated even those in which the Company or its subsidiaries does not own any ownership share. The French "Loi de securite financiere", enacted on August 1st, 2003, has amended the accounting treatment for Special Purpose Entities under French GAAP. Indeed, it has cancelled the requirement for a company to own at least one ownership share of an entity in order to include this entity in the scope of consolidation wherever this company is deemed to have in substance control of the entity. This new rule is effective on January 1st 2004. Regulation 99-02 of the Comite de la reglementation comptable ("CRC") will be amended accordingly. This amendment is currently under review by the Conseil national de la comptabilite ("CNC"), which will clarify the criteria for implementation of this new rule. The review of the potential impact of this accounting change is underway and will be completed when the criteria for implementation are available. Even though it is not possible to assess the potential impact of this accounting change on the treatment currently applied by Vivendi Universal, this change in accounting might incrementally impact the Company's total assets and liabilities in respect of real estate defeasances (please refer to Note 29.2) and the presentation of assets and liabilities in respect of Ymer (please refer to Note 27(f)).

Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. The Consolidated Financial Statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material intercompany accounts and transactions.

         1.4. FOREIGN CURRENCY TRANSLATION

TRANSLATION OF SUBSIDIARIES' FINANCIAL STATEMENTS - Financial statements of subsidiaries for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the year-end exchange rate, and all income and expense accounts and cash flow statements are translated at average exchange rate for the year. The resulting translation gains and losses are recorded as Foreign currency translation adjustment in shareholders' equity. The exchange rates for the US dollar used to establish the Consolidated Financial Statements were as followed:

              ----------------------------------------------------------------------------------
                                                  December 31
                         2003                        2002                        2001
              --------------------------  --------------------------  --------------------------
              closing rate  average rate  closing rate  average rate  closing rate  average rate
              ------------  ------------  ------------  ------------  ------------  ------------
US Dollar        1,245         1,120         1,030          0,934         0,878         0,897
                 -----         -----         -----          -----         -----         -----

FOREIGN CURRENCY TRANSACTIONS - Foreign currency transactions are translated into euros at the exchange rate on the transaction date. Gains and losses resulting from settlements of receivables and payables denominated in foreign currency are recorded in current period earnings.

         1.5. REVENUES AND COSTS

                  1.5.1. Canal + Group and Vivendi Universal Entertainment (VUE)

FILMED ENTERTAINMENT - Generally, theatrical films are first distributed in the worldwide theatrical market. Subsequently, theatrical films are made available for home video, worldwide pay television, network exhibition, television syndication and basic cable television. Television films and series are licensed for network exhibition, domestic and foreign syndication, cable and pay television, and home video. Theatrical revenues are recognized as the films are exhibited. Revenues from television licensing agreements are recognized when the films or series are available for telecast, and all other conditions of the sale have been met. Television barter syndication revenues (sales of advertising time in lieu of cash fees for the licensing of program broadcast rights to a broadcast station) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to noncancellable agreements, provided that the program is available for its first broadcast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon shipment and availability of product for retail sale. Vivendi Universal has distribution agreements for the distribution of

                                                               French GAAP Basis
film products in the worldwide theatrical home video markets. Vivendi Universal recognizes distribution fees for film distribution in the theatrical market as films are exhibited and for home video sales upon shipment and availability of product for retail sale.

Theatrical and television products are amortized and related participation and residual costs are expensed based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources on an individual film forecast basis. Estimated losses, if any, are provided for in full in the current period earnings on an individual film forecast basis when such losses are estimated. Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted, as necessary. Such adjustments could have a material effect on results of operations in future periods.

Cost of revenues includes film and television costs amortization, participation and residual expenses, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs.

CABLE AND NETWORK - Revenues from subscriber fees related to pay television, cable or satellite programming are recognized as revenue in the period the service is provided and advertising revenues are recognized in the period during which the advertising commercials are exhibited. Certain contracts with advertisers contain minimum commitments with respect to advertising viewer ship. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for viewer shortfalls ("makegoods") until such subsequent airings are conducted. Subscriber management and acquisition costs, as well as television distribution expenses are included in cost of revenues.

In respect to Filmed entertainment and Cable and network, selling, general and administrative expenses include salaries and benefits, rent expense, consulting and auditing fees, insurance expense, travel and entertainment expense, administrative departments' costs (e.g. Finance, Human Resources, Legal, Information Technology, Head-quarters) and other operating expenses.

THEME PARKS AND RETAIL OPERATIONS - Revenues at theme parks are usually recognized at the time of visitor attendance, except for multi-day or annual passes, which Vivendi Universal recognizes over the period benefited. Revenues for retail operations are recognized at the point-of-sale. Cost of revenues includes cost of food, beverage and merchandise, inventory damage and obsolescence expenses and duty and freight costs. Selling, general and administrative expenses include indirect warehouse expense including receiving and inspection expense.

                  1.5.2. Universal Music Group (UMG)

Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for product sales with terms FOB shipping point and on delivery for products sold FOB destination.

Cost of revenues includes manufacturing costs, royalty expenses, copyright expenses, artist costs and recording costs. Included in selling, general and administrative expenses are marketing and advertising expenses, selling and distribution costs, bad debt losses and obsolete inventory and overheads.

                  1.5.3. Vivendi Universal Games (VUG)

VUG records revenue when the customer accepts the risk of ownership. Cost of revenues includes manufacturing costs, warehousing, shipping and handling costs, royalty expenses, research and development expense and the amortization of capitalized software development costs.

                  1.5.4. Telecoms

Revenues from telephone subscriptions are recognized on a straight-line basis over the invoicing period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from sales of telecommunications equipment, net of point of sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate. Customer acquisition costs and loyalty costs relating to mobile customers are expensed as incurred. These costs consist principally of commissions, rebates paid to distributors and rebates on customers invoices for loyalty and promotion.

Cost of revenues include purchasing costs, interconnection and access costs, network costs and equipment costs. Selling, general and administrative expenses include commercial costs, which consist of marketing costs, commissions to distributors, customer care, head office and administrative costs including wages and salary.

                  1.5.5. Veolia Environnement

Revenues on public service contracts are recognized on transfer of ownership or as services are provided, according to the terms of the contract. Title is considered to have passed to the customer when goods are shipped. The revenues include operating subsidies and exclude production for own use.

                  1.5.6. Other costs

THE COST OF ADVERTISING is expensed as incurred. However, certain costs specifically related to the change of the Vivendi Universal's corporate name have been capitalized and are amortized over five years.

         1.6. EARNINGS PER SHARE

Vivendi Universal presents basic and diluted earnings per share (EPS). Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period, excluding treasury shares recorded as a reduction of shareholders' equity. Diluted EPS adjusts basic EPS for the potential dilutive effects of outstanding convertible bonds, stock options and any other potentially dilutive financial instruments. If the company recognizes a net loss, the diluted EPS corresponds to the basic EPS.

         1.7. LONG-TERM ASSETS

                  1.7.1. Goodwill and business combinations

All business combinations are accounted for as purchases. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. In case of acquisition of further interest in a subsidiary, the purchase price is allocated to the extent of the acquired interest. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis (i.e. over 40 years, excluding some specific unsignificant operations). Subsidiaries acquired are included in the Consolidated Financial Statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent Consolidated Statement of Financial Position date. Impairment losses reduce the net carrying value of goodwill which is amortized on a straight-line basis over the residual period of the amortization schedule.

                                                               French GAAP Basis

                  1.7.2. Research and development costs

COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR MARKETED - Capitalized software development costs represent costs incurred in connection with the internal development of products. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility is determined on a product-by-product basis. Amounts related to software development which are not capitalized are charged immediately to research and development expense.

Capitalized software development costs are amortized over a period of six months commencing in the month that the product is released. Capitalized software development costs are reviewed by the Company periodically for realizability. Any capitalized software development costs not considered recoverable are written-off.

COSTS OF INTERNAL USE SOFTWARE - Direct internal and external costs incurred to develop computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

OTHER RESEARCH AND DEVELOPMENT COSTS - All other research and development costs are expensed as incurred.

                  1.7.3. Other intangible assets

Other intangible assets include trade names, market shares and specific assets recognized by the business units.

Vivendi Universal recognizes only acquired trade names and market shares which are determined at the time of the purchase price allocation using generally accepted methods. They are not amortized but are subject to impairment tests.

CANAL+ GROUP AND VUE - Inventories of theatrical and television products ("film costs"), which are produced or acquired for sale to third parties, are stated at the lower of cost, less accumulated amortization, or fair value. Film costs principally consist of direct production costs, production overhead and capitalized interests. A portion of Vivendi Universal's cost to acquire Seagram Company Ltd. ("Seagram") in December 2000 was allocated to film costs, including an allocation to previously released films whose initial release dates were at least three years prior to the Vivendi Universal acquisition ("library product"). Acquired library product is amortized on a straight-line basis over 20 years.

License agreements for program material are accounted for as a purchase of program rights. The asset related to the program rights acquired and the liability for the obligation incurred is recorded at their gross value when the license period begins and the program is available for its initial broadcast. The asset is amortized primarily based on the estimated number of airings. Amortization is computed generally on the straight-line basis as programs air, however, when management estimates that the first airing of a program has more value than subsequent airings, an accelerated method of amortization is used. Other costs related to programming, which include program assembly, commercial integration and other costs, are expensed as incurred. Management periodically reviews the carrying value of program rights and records write-offs, as warranted, based on changes in programming usage.

The Multiple service operator (MSO) agreement for VUE's established cable channel are considered as indefinite-lived intangible asset. The ones for VUE's other cable channels with limited distribution are amortized over useful lives ranging from 7 to 9 years.

Program rights, net of amortization, classified as current assets include the portion of unamortized costs of program rights allocated to network, first run syndication and initial international distribution markets.

UMG - The catalog music publishing rights and the catalog recorded music rights assets are amortized over a period of 20 years.

Recoupable long-term artist advances, which are recouped over the life of the artist, are capitalized only in the case of "proven" artists, which are defined as those whose past performance and current popularity support capitalization. Unearned balances are reviewed periodically and if future performance is no longer assured, the balances are appropriately reserved. They are expensed with direct costs associated with the creation of record masters as the related royalties are earned.

TELECOM - Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until the maturity of the license. The license to operate in France a 3G (third generation) UMTS mobile telephony service is recorded for the fixed upfront fee paid at the granting of the license. In accordance with the consensus of the urgent issues task force of "Conseil National de la Comptabilite" (Avis n(degree)2002-B), the variable fee (equal to 1% of the eligible sales) will be recorded as AN expense as incurred.

                  1.7.4. Property, plant and equipment

Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 20 - 30 years for buildings and 3 - 15 years for equipment and machinery. Assets financed by finance lease contracts such as those that include a bargain purchase option (known in France as "credit-bail") are capitalized. They are depreciated on a straight-line basis over the estimated useful life of the assets generally when title on the asset is to be passed to the company at the lease term. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.

                  1.7.5. Impairment of long-term assets

Long-term assets, including goodwill and other intangible assets, are tested for impairment at least on an annual basis. Long-term assets associated to reporting units are tested for impairment on a semi-annual basis if an event occurs or circumstances change that are more likely than not to reduce the fair value of reporting units below their carrying amount. In such instances, the fair value of reporting units is re-assessed and an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value of the long-term assets.

The fair value of reporting units is determined as the value in use. The value in use is defined as the value of future economic benefits to be obtained from the utilization plus residual value. It derives from estimated future economic benefits which can be determined through income or market approaches. Generally, the fair value of reporting units is determined on a discounted cash flows method (DCF), supported by a market approach (guideline company), both determined with the assistance of a third party appraisal appointed by Vivendi Universal. The fair value of long-term assets is defined as value of future economic benefits to be obtained from the utilization plus residual value. It is determined with the assistance of a third party appraisal, through the DCF method.

In respect to the DCF method, the three factors taken into account are cash flow, discount rate and perpetual growth rate. The cash flows used to estimate fair value are consistent with the most recent budget and plan approved by the management of the Company and presented to the Board of Directors. The discount rate is based upon an analysis of the weighted average cost of capital of the relevant reporting units. Their cost of capital and growth rate are determined by taking into account the specific business environment in which each reporting unit operated, and specifically the maturity of the market and the geographic localization of its operations.

In respect to the market approach, the fair market value is defined as the amount at which the unit could be sold in a current transaction between willing parties, net of transactions costs. The standard criteria used are the comparison to similar listed companies, assessment based on the value attributed to the reporting units involved in recent transactions and quoted market prices.

Regarding reporting units involved in the asset divestiture program approved by the Board of Directors, they are assessed on the basis of their net realizable value.

                                                               French GAAP Basis

         1.8. CURRENT ASSETS

INVENTORIES are valued either on a first-in-first-out or a weighted average cost basis and are recorded at the lower of cost or net realizable value.

ROYALTIES AND LICENSE AGREEMENTS AT VUG consist primarily of prepayments for manufacturing royalties and license fees paid to organizations for use of their trade names and content. Also included in royalties and license arrangements are prepayments made to independent software developers under development arrangements that have alternative future uses. Royalties and license are expensed based upon the effective rate based upon estimated sales. Royalties and license agreements are also reviewed by management periodically for impairment, and any costs considered impaired are written-off.

CASH AND CASH EQUIVALENTS consist of cash in banks and highly liquid investments with initial maturities of three months or less.

MARKETABLE SECURITIES consist of other highly liquid investments and Vivendi Universal treasury shares held in share price stabilization transactions or in connection with stock options granted to directors and employees. Vivendi Universal treasury shares held for other reasons are recorded as a reduction of shareholders' equity. Marketable securities are carried at cost and a valuation allowance is accrued if the fair market value is less than the carrying value.

         1.9. LIABILITIES

PROVISIONS are recognized when (i) at the end of the period the Group has a legal, regulatory or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) they can be reliably estimated. The amount recognized as a provision represents the best estimate of the risk at the Consolidated Statement of Financial Position date. Provisions are stated at undiscounted nominal value, with the exception of provisions for earn-outs which are stated at the present value of future obligations. If no reliable estimate can be made of the amount of the obligation, no provision is recorded. The information is then presented in the Note 29.5 "Contingent liabilities".

EMPLOYEE BENEFIT PLANS

In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, postretirement health care and life insurance and post employment benefits, principally severance for eligible employees. Retirement pensions are provided for substantially all of our employees through defined benefit or defined contribution plans, which are integrated with local social security and multi-employer plans. Our funding policy is consistent with applicable government funding requirements and regulations. The defined benefits plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but they do not hold investments in Vivendi Universal's shares. Contributions to defined contribution and multi-employer plans are funded and expensed currently.

For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit cost method. This method considers the probability of employees remaining with Vivendi Universal until retirement, foreseeable changes in future compensation and an appropriate discount rate for each country in which we maintain a pension plan. This results in the recognition of pension-related assets and liabilities and related net expense over the estimated term of service of our employees.

Furthermore, Vivendi Universal applies the following rules:

- Vivendi Universal assesses the fair value of plan assets and deduct these assets from the accrued liabilities;

- The actuarial gains and losses are amortized using the minimal amortization method: the actuarial gains and losses in excess of 10 percent of the greater of the obligation or of the fair value of plan assets are divided by the average remaining service period of active employees (or, if all or almost all of a plan's participants are inactive, the average remaining life expectancy of the inactive participants).

As part of the work performed by the Company to implement IFRS, it is currently evaluating the impact of the recommendation 03-R-01 on accounting for defined benefit plan issued on April 1, 2003, by the Conseil National de la Comptabilite. This recommendation is based on IAS 19 "Employee benefits".

         1.10. OTHER

DEFERRED TAX ASSETS AND LIABILITIES are recognized based on the differences between the financial statement and tax base values of assets and liabilities. Deferred tax amounts, recorded at the applicable rate at closing date, are adjusted to allow for the impact of changes in tax law and current tax rates. Deferred tax assets are recognized for deductible temporary differences, tax losses and tax carry forwards. Their net realizable value is estimated according to recovery prospects. Deferred tax liabilities on retained earnings of foreign subsidiaries are not recorded.

BONDS EXCHANGEABLE FOR SHARES ISSUED BY VIVENDI UNIVERSAL

On issuance of bonds exchangeable for shares the premium is not recorded as a liability since the borrowing is intended to be redeemed in the form of shares and consequently represents a contingent liability. In case of a significant difference between the share price and the redemption price, a provision is accrued to cover probable cash redemption of the bonds. It is calculated pro rata temporis over the duration of the bonds.

DERIVATIVE FINANCIAL INSTRUMENTS

Vivendi Universal uses various derivative financial instruments to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities. These instruments include interest rate swap and collar agreements, currency swap agreements and forward exchange contracts. Other derivative financial instruments are used to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal stock. Most of the derivative instruments used by the Group do not qualify as hedges for accounting purposes. As a consequence they are recorded at the lower of fair value or cost value, which is generally null for interest rate swaps. Loss relating to the periodic change in fair value and unrealized gains related to currency instruments are recorded as income or expense of the current period. Gains and losses arising from the change in the fair value of instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

STOCK BASED COMPENSATION

Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain senior executives and employees and also to certain employees of equity method investees. The purpose of these stock options plans is to align the interest of management with the interest of shareholders by providing an additional incentive to improve company performance and increase share price on a long-term basis.

In case of the issuance of new shares, shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In the other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or their fair value or the strike price of the stock-options hedged. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity method investments to purchase shares in Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.

                                       44


                                                               French GAAP Basis

NOTE 2 PRO FORMA INFORMATION (UNAUDITED)

         2.1. DATA COMPARABILITY

In 2002 and 2003, Vivendi Universal applied the option proposed in the paragraph 23100 of the French rules 99-02 and presented the equity in (losses) earnings of the businesses which were sold during each of these financial years on one line in the Consolidated Statement of Income when these divestitures were significant. In 2002, this treatment concerned all of Vivendi Universal Publishing excluding: Vivendi Universal Games; publishing activities in Brazil; the Consumer Press Division, which was sold in February 2003; and Comareg, which was sold in May 2003. In 2003, this treatment concerned the Consumer Press Division.

                                                              Year Ended December 31, 2002
                                             -------------------------------------------------------------
                                                                 Publishing   Publishing
                                                Veolia           activities   activities
                                              Environnement     divested in   divested in
                                                   (a)            2002 (b)      2003 (c)        Total
                                             ---------------   ------------   -----------   --------------
                                                                  (In millions)
Revenues                                     E        30 038   E      2 838   E       572   E       33 448
Operating income                                       1 911            268           (14)           2 165
Financing and other expenses, net                       (648)          (116)           (7)            (771)
Gain on businesses sold, net of provisions               (76)           (50)           (9)            (135)
NET LOSS                                     E           235   E         17   E       (33)  E          219
                                             ===============   ============   ===========   ==============

(a) Veolia Environnement is fully consolidated in the 2002 Consolidated Statement of Income.

(b) Vivendi Universal publishing activities divested in 2002 are presented on the line "equity in earnings of sold businesses" in the Consolidated Statement of Income 2002.

(c) Vivendi Universal publishing activities sold in 2003: comprised of the Consumer Press Division sold in February 2003, presented on the line "equity in earnings of sold businesses" in the 2003 Consolidated Statement of Income actual and Comareg sold in May 2003.

         2.2 PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

2002 and 2003 unaudited pro forma Consolidated Statements of Income were reported as if the following transactions had occurred on January 1, 2002:

-    Reduction of participation in Veolia Environnement (VE).

- Divestiture of all Vivendi Universal publishing activities, excluding Vivendi Universal Games and publishing activities in Brazil.

- Acquisition of the entertainment assets of InterActiveCorp Inc. (IACI) (consolidated in the actual financial statements since May 7, 2002).

This unaudited pro forma financial information is not necessarily indicative of the results Vivendi Universal would have reported had the transactions described above actually occurred at the dates adopted for the preparation of the pro forma financial information. The accompanying pro forma information is not intended to comply with Article 11 of regulation S-X of the U.S. Securities and Exchange Commission.

                                                                    Year Ended December 31, 2003
                                                         --------------------------------------------------
                                                                        Divestiture of
                                                                          publishing            Pro forma
                                                           Reported       activities           (unaudited)
                                                         ------------   --------------        -------------
                                                               (In millions, except per share amounts)
REVENUES                                                 E     25 482   E        (128)(a)     E     25 354
Cost of revenues                                              (15 268)             56 (a)          (15 212)
Selling, general and administrative expenses                   (6 812)             66 (a)            (6746)
Other operating expenses, net                                     (93)              - (a)              (93)
                                                         ------------   -------------         ------------
OPERATING INCOME                                         E      3 309   E          (6)(a)     E       3303
Financing expense                                                (698)              3 (a)(b)          (695)
Other financial expenses, net of provisions                      (509)              6 (a)             (503)
                                                         ------------   -------------         ------------
FINANCING AND OTHER EXPENSES, NET                        E     (1 207)  E           9 (a)     E      (1198)
                                                         ------------   -------------         ------------
INCOME (LOSS) BEFORE GAIN ON BUSINESSES SOLD,
NET OF PROVISIONS, INCOME TAXES, EQUITY INTEREST,
GOODWILL AMORTIZATION AND MINORITY INTERESTS             E      2 102   E           3 (a)     E       2105
Gain on businesses sold, net of provisions                        602            (155)(a)(c)           447
Income tax expense                                                408               2 (a)              410
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL           ------------   -------------         ------------
AMORTIZATION AND MINORITY INTERESTS                      E      3 112   E        (150)(a)     E       2962
Equity in earnings of sold subsidiaries                             1              (1)(a)                -
Equity in (losses) earnings of unconsolidated companies            71               - (a)               71
Equity loss in Veolia Environnement impairment                   (203)              - (a)             (203)
Goodwill amortization                                          (1 120)              - (a)            (1120)
Impairment losses                                              (1 792)              - (a)            (1792)
                                                         ------------   -------------         ------------
INCOME (LOSS) BEFORE MINORITY INTERESTS                  E         69   E        (151)(a)     E        (82)
Minority interests                                             (1 212)              - (a)            (1212)
                                                         ------------   -------------         ------------
NET LOSS                                                 E     (1 143)  E        (151)(a)     E      (1294)
                                                         ============   =============         ============
LOSS PER BASIC SHARE (IN EUROS)                          E      (1,07)                        E      (1,21)
                                                         ============                         ============

                                       45
                                                               French GAAP Basis

                                                                               Year Ended December 31, 2002
                                                         ------------------------------------------------------------------------
                                                                                                        Acquisition
                                                                       Reduction of    Divestiture of     of IACI
                                                                     Participation in    Publishing    entertainment   Pro forma
                                                          Reported         VE            activities       assets      (unaudited)
                                                         ----------  ----------------  --------------  -------------  -----------
                                                                        (In millions, except per share amounts)
REVENUES                                                 E  58 150   E (30 038)(d)     E  (572)(a)     E  617 (h)     E   28 157
Cost of revenues                                           (40 574)     23 825 (d)         290 (a)       (340)(h)        (16 799)
Selling, general and administrative expenses               (12 937)      4 018 (d)         292 (a)       (117)(h)         (8 744)
Other operating expenses, net                                 (851)        284 (d)           4 (a)          - (h)           (563)
                                                         ---------   ---------         -------         ------         ----------
OPERATING INCOME                                         E   3 788   E  (1 911)(d)     E    14 (a)     E  160 (h)     E    2 051
Financing expense                                           (1 333)        713 (d)(e)       92 (a)(b)     (82)(h)(i)        (610)
Other financial expenses, net of provisions                 (3 409)        (35)(d)           2 (a)          - (h)         (3 442)
                                                         ---------   ---------         -------         ------         ----------
FINANCING AND OTHER EXPENSES, NET                        E  (4 742)  E     678 (d)     E    94 (a)     E  (82)(h)     E   (4 052)
                                                         ---------   ---------         -------         ------         ----------
INCOME (LOSS) BEFORE GAIN ON BUSINESSES SOLD,
NET OF PROVISIONS, INCOME TAXES, EQUITY INTEREST,
GOODWILL AMORTIZATION AND MINORITY INTERESTS             E    (954)  E  (1 233)(d)     E   108 (a)     E   78 (h)     E   (2 001)
Gain on businesses sold, net of provisions                   1 049      (1 332)(d)(f)      853 (a)(c)       - (h)            570
Income tax expense                                          (2 556)        437 (d)        (194)(a)         (8)(h)(j)      (2 321)
                                                         ---------   ---------         -------         ------         ----------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL
AMORTIZATION AND MINORITY INTERESTS                      E  (2 461)  E  (2 128)(d)     E   767 (a)     E   70 (h)     E   (3 752)
Equity in earnings of sold subsidiaries                         17           - (d)         (17)(a)          - (h)              -
Equity in (losses) earnings of unconsolidated companies       (294)         72 (d)(g)        - (a)        (44)(h)(k)        (266)
Goodwill amortization                                       (1 277)        285 (d)           5 (a)        (48)(h)         (1 035)
Impairment losses                                          (18 442)          - (d)           - (a)          - (h)        (18 442)
                                                         ---------   ---------         -------         ------         ----------
INCOME (LOSS) BEFORE MINORITY INTERESTS                  E (22 457)  E  (1 771)(d)     E   755 (a)     E  (22)(h)     E  (23 495)
Minority interests                                            (844)        270 (d)           1 (a)          3 (h)(l)        (570)
                                                         ---------   ---------         -------         ------         ----------
NET LOSS                                                 E (23 301)  E  (1 501)(d)     E   756 (a)     E  (19)(h)     E  (24 065)
                                                         =========   =========         =======         ======         ==========
LOSS PER BASIC SHARE (IN EUROS)                          E  (21,43)                                                   E   (22,13)
                                                         =========                                                    ==========

The unaudited pro forma adjustments are as follows:

- DIVESTITURE OF VIVENDI UNIVERSAL PUBLISHING ACTIVITIES

(a) Deconsolidate 2002 and 2003 income statements of publishing activities sold in 2002 and 2003; eliminate equity in earnings of disposed businesses recorded for a net amount of E17 million in 2002 and E1 million in 2003.

(b) Record the reduction in interest expense, assuming that a fraction of the proceeds from the divestiture of publishing activities, which occurred in 2002 and in 2003, was received at the beginning of 2002, and assuming that it has been utilized for the purpose of reducing financial debt. The proceeds taken into account for this calculation represents only the fraction of the proceeds not allocated to the financing of the 2003 acquisition of BT Group's (BT) 26% participation in SFR Cegetel Group. Using the group's average financing cost for 2002 and 2003 (4.1% and 4.09%, respectively), the reduction in interest expense amounted to E1 million in 2003 (pro rata temporis) and E86 million in 2002 (pro rata temporis).

(c) Eliminate capital losses (net of fees) recorded in 2002 and 2003 as a result of the divestiture of publishing activities.

- E844 million recorded in 2002 as a result of the divestiture of VUP Europe and Houghton Mifflin

- E147 million recorded in 2003 as a result of the divestiture of Comareg and Consumer Press Division

No tax effect has been recorded on adjustments (b) and (c) as described above, since capital losses realized in France have been offset against tax loss carry forwards within the French tax group.

- REDUCTION OF PARTICIPATION IN VEOLIA ENVIRONNEMENT

(d) Deconsolidate 2002 Veolia Environnement statement of income.

(e) Record the reduction in interest expense, assuming that the E1,479 million proceeds from the divestiture of 15.5% of Veolia Environnement shares received on June 28, 2002 were received at the beginning of 2002, and assuming that they were utilized for the purpose of reducing financial debt. The proceeds taken into account for this calculation represent only the fraction of the proceeds from the divestitures of Vivendi Universal's participation in Veolia Environnement not allocated to the financing of the January 2003 acquisition of BT's 26% participation in SFR Cegetel. Using the group's average financing cost for 2002 (4.1%), the reduction in interest expense amounted to E30 million in 2002 (pro rata temporis).

(f) Eliminate capital gain and dilution profit of E1,408 million (net of fees) recorded in 2002 as a result of the reduction of Vivendi Universal's participation in Veolia Environnement.

(g) Record 2002 equity earnings for Veolia Environnement of E113 million, at the December 2002 interest rate (20.4%).

No tax effect has been recorded on adjustments (e) and (f) as described above, since taxes on capital gain realized in France have been offset against tax loss carry forwards within the French tax group.

- ACQUISITION OF THE ENTERTAINMENT ASSETS OF INTERACTIVECORP (IACI)

(h) Consolidate the statement of income of the Entertainment assets of IACI. (fully consolidated starting May 7 2002 in 2002 actual financial statements), starting at the beginning of 2002.

                                                               French GAAP Basis

(i) Record the additional interest expense, assuming that this acquisition was completed at the beginning of the financial year 2002. Regarding the entertainment assets of IACI, the interest expense has been calculated using the interest rates of the $1.6 billion bridge loan and of the preferred A and B stocks (totaling $2.5 billion).

(j) Include tax effect on adjustment (i) as described above.

(k) Eliminate equity earnings in USANi LLC. Until May 7, 2002, Vivendi Universal accounted for its 47.9% interest in USANi LLC as an equity investment, whose earnings amounted to E44 million in 2002.

(l) Record minority interest, mainly related to InterActiveCorp and Barry Diller interest in Vivendi Universal Entertainment.

NOTE 3 CHANGES IN SCOPE

As of December 31, 2003, 1,164 companies were consolidated or accounted for using the equity method versus 1,287 companies as of December 31, 2002.

The main changes in scope in 2003 (acquisition, divestiture, dilution and merger) are as follows:

- Acquisition of 26% interest in Cegetel Groupe S.A. (January - total consideration paid: E4 billion). Please refer to Note 4.2.

- Divestiture of Canal+ Technologies (January - consideration received: E191 million)

- Divestiture of Consumer Press Division (February - consideration: E200 million)

-    Divestiture of Telepiu (April - consideration: E831 million)

-    Divestiture of Comareg (May - consideration: E135 million)

- Divestiture of fixed line telecommunication in Hungary (May - consideration: E325 million)

-    Dilution in Sogecable (July). Please refer to Note 10 (a).

-    Divestiture of Canal+ Nordic (October - consideration: E70 million)

-    Dilution in UGC (December). Please refer to Note 7.1 (f).

- Merger of Transtel, Cofira and SFR into Cegetel Groupe S.A. (December). Please refer to Note 27 (b).

- Merger of Cegetel S.A. and Telecom Developpement. (December). Please refer to Note 27 (c).

Please refer to Note 4 "Goodwill" for further detail in respect to the impacts of these changes in scope on goodwill, and to Note 23 "Gain on businesses sold, net of provisions".

NBC - Universal transaction agreed in 2003 being finalized as of December 31,
2003

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of NBC and Vivendi Universal Entertainment (VUE) to form NBC Universal. Subject to customary approvals from various regulatory agencies, the closing is expected in the first half of 2004. It will result in the divestiture of 80% of Vivendi Universal's interest in VUE and a concurrent acquisition of 20% interest in NBC, resulting in an approximately 20% ownership interest in NBC Universal. As a result, Vivendi Universal will deconsolidate VUE and will account for its interest in NBC Universal using the equity method. The VUE assets to be divested in this transaction will include Universal Pictures Group, Universal Television Group, Universal Studios Networks and interests in five theme parks. Under the existing terms of the NBC-Universal transaction (i) Vivendi Universal is responsible for the cost of the required defeasance of certain covenants of the VUE A preferred stock and the net costs of the dividends on the VUE B preferred stock, and
(ii) Vivendi Universal is entitled to certain economic benefits related to the value of the InterActiveCorp(1) stock. The terms of the NBC-Universal transaction also contemplate that Vivendi Universal will be required to pledge a portion of its NBC Universal stock to secure its obligations with respect to the defeasance of the VUE A preferred stock. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, limited risk-sharing on the divestiture of certain businesses and other matters customary for a transaction of this type.

At December 31, 2003, the fair value of VUE denominated in US dollars, as per the VUE/NBC combination agreement exceeded its carrying value also denominated in US dollars. However, due to the evolution of the US dollar/euro exchange rate through December 31, 2003 (1.2453 USD = 1 EUR) since the date of Vivendi Universal's acquisition of Universal Studios in December 2000 (0.89 USD = 1 EUR) and the date of Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp in May 2002 (0.9125 USD = 1 EUR), a cumulative foreign currency loss is currently recorded as a reduction to shareholders' equity through the currency translation adjustment account. Based on the 80% ownership interest to be divested in VUE, Vivendi Universal will reclassify a pro-rata portion of this cumulative translation adjustment related to its investment in VUE to net income upon closing of the transaction in 2004. The foreign currency loss will reduce net income but will not impact shareholders' equity or the cash position of Vivendi Universal. As of December 31, 2003, the foreign exchange currency loss associated with the transaction was approximately E3 billion. The actual foreign exchange currency loss will depend upon the actual US dollar/euro exchange rate at closing. It will be in part offset by the gain on the transaction in US dollars.

This transaction had no impact on 2003 Vivendi Universal's accounts.

--------

(1) Formerly known as USA Interactive and prior thereto as USA Networks, Inc.

                                                               French GAAP Basis

NOTE 4 GOODWILL

     4.1. CHANGES IN GOODWILL

                                                                          Cumulative     Goodwill,
                                                              Goodwill   Amortization       Net
                                                            -----------  ------------   -----------
                                                                         (In millions)
BALANCE AT DECEMBER 31, 2001                                E   54 159   E   (16 542)   E   37 617
Acquisition of the entertainment assets of
  InterActiveCorp (IACI)                                         9 608             -         9 608
Increased holding in Multithematiques                              542             -           542
Reduction of interest in Veolia Environnement                   (7 569)        2 682        (4 887)
Other changes in consolidation scope                              (876)        1 060           184
Amortization                                                         -        (1 277)       (1 277)
Impairment                                                           -       (18 442)      (18 442)
Foreign currency translation adjustment                         (4 114)          831         (3283)
                                                            ----------   -----------    ----------
BALANCE AT DECEMBER 31, 2002                                E   51 750   E   (31 688)   E   20 062
                                                            ==========   ===========    ==========
Acquisition of 26 % interest in Cegetel Groupe SA                2 260             -         2 260
Divestiture of Telepiu                                          (1 754)        1 754             -
Divestiture of Canal+ Technologies                              (2 336)        2 290           (46)
Deconsolidation of Sogecable                                      (593)          418          (175)
Divestiture of Canal+ Nordic                                      (541)          496           (45)
Final purchase price allocation of IACI entertainment
  assets (Please refer to Note 4.3)                               (114)            -          (114)
Other changes in consolidation scope and other         (a)      (2 495)        3 396           901
Amortization                                           (b)           -        (1 120)       (1 120)
Impairment                                                           -        (1 273)       (1 273)
Foreign currency translation adjustment                         (5 016)        2 355        (2 661)
                                                            ----------   -----------    ----------
BALANCE AT DECEMBER 31, 2003                                E   41 161   E   (23 372)   E   17 789
                                                            ==========   ===========    ==========

(a) Includes the divestitures of other publishing and internet operations and reclassification of impairment losses reducing the other intangible assets and other assets. Please refer to Note 4.5.

(b) Includes an exceptional amortization of E129 million at Canal+ Group, which was recorded in order to offset the reversal of a provision through operating income in the first quarter of 2003. This provision was accrued in 2000 in connection with the purchase price allocation of Canal+ Group.

     4.2. PURCHASE PRICE ALLOCATION OF THE 26% INTEREST IN SFR (FORMERLY KNOWN AS CEGETEL GROUPE)

In January 2003, Vivendi Universal purchased BT Group's 26% interest in Cegetel Groupe S.A. for E4 billion. As A result, Cegetel Groupe S.A. which had been consolidated by Vivendi Universal with a 44% ownership interest (or a 59% voting interest) has been consolidated with a 70% ownership interest (or a 85% voting interest) since January 23, 2003 (and an approximately 56% ownership interest in respect to SFR, its mobile subsidiary). In addition, as a consequence of the simplification of SFR Cegetel Group capital structure, in December 2003, Vivendi Universal directly consolidates SFR, which became the holding company of SFR Cegetel Group, with approximately 56% voting and ownership interests.

To the extent of the 26% interest acquired in SFR Cegetel Group through this transaction, Vivendi Universal has completed the allocation of the purchase price. The following table presents the final purchase price allocation:

                                                   26 % interest in SFR
                                                   --------------------
                                                       (In millions)
Fair value of net assets acquired (26% interest)        E       837
SFR tradename                                                   264
Market share                                                    650
Goodwill amortized over 40 years                               2260
                                                        -----------
PURCHASE PRICE                                          E     4 011
                                                        ===========

The SFR trade name has been recognized based on the discounted value of cost savings equal to royalties which would have been payable to third parties for the use of the trade name, had the Company not owned such trade name. The market share has been valued on the basis of both the acquisition costs of new customers at the date of the transaction and the discounted value of expected revenues attributable to the customers existing at the date of the acquisition. These assets are considered to be indefinite-lived intangible assets and thus not amortized. However, they are subject to a regular impairment review.

The excess of the total consideration paid over the fair value of net assets acquired was recorded as goodwill, which is amortized on a straight-line basis over a 40-year period.

     4.3. PURCHASE PRICE ALLOCATION OF THE ENTERTAINMENT ASSETS OF INTERACTIVECORP (IACI)

The following table presents the purchase price allocation of IACI's entertainment assets, acquired in May 2002.

                                                               French GAAP Basis

                                                   Entertainment Assets
                                                            of
                                                      InterActiveCorp
                                                   --------------------
                                                       (In millions)
Film costs                                            E         891
Accounts receivable                                             343
Property, plant and equipment                                    39
Identifiable intangible assets                                 1200
Accounts payable and accrued expenses                          (287)
Obligations for program rights and film costs                  (447)
Other, net                                                      (98)
Goodwill amortized over 40 years                              9 494
                                                      -------------
PURCHASE PRICE                                        E      11 135
                                                      =============

The fair value of the consideration exchanged in the acquisition of IACI's assets was determined by management with the assistance of an independent appraiser. Vivendi Universal Entertainment (VUE) retained Standard & Poor's Valuation Services to analyze the fair value of IACI's tangible and intangible entertainment assets.

     4.4. PURCHASE PRICE ALLOCATION OF THE 35% INTEREST IN MAROC TELECOM

The following table shows the purchase price allocation of the 35% interest in Maroc Telecom acquired in April 2001:

                                                   35% interest in Maroc
                                                         Telecom
                                                   ---------------------
                                                      (In millions)
Telecom license                                       E        340
Deferred tax liabilities                                      (119)
Fair value of other net assets acquired                        335
Goodwill amortized over 40 years                             1 862
                                                      ------------
PURCHASE PRICE                                        E      2 418
                                                      ============

     4.5. IMPAIRMENT LOSSES

In 2001 and 2002, in view of the continued deterioration of the economy, as well as the decline in value of media and telecom assets since the announcement of the Vivendi, Seagram and Canal+ merger in June 2000, combined with the impact of higher cost of debt, the Company recorded impairment losses of respectively E13.5 billion for the year ended December 31, 2001 and E18.4 billion for the year ended December 31, 2002.

In 2003, as consistently done since the end of 2001, and in accordance with the recommendation of the Autorite des marches financiers (A.M.F.), Vivendi Universal re-assessed any potential reduction in the value of long-term assets associated to its reporting units. The assessment of the fair value of reporting units as well as of long-term assets was done with the assistance of third-party appraisers.

In respect to Universal Music Group (UMG), 2003 registered a decrease in activity that was slightly larger than expected. On the other hand, some events that suggest a positive trend of the market seem to be emerging in the US market. They mainly consist of improvement in anti-piracy enforcement activities and the promising success of legitimate on-line music distribution. Combined with a decrease in the retail price of CDs and the growth of new formats such as DVD videos, these trends have resulted in a volume increase in the retail market in North America. However, the positive effect of such events has yet to be confirmed and expanded outside North America. As such it has not been sufficient to offset the afore mentioned adverse effects. Given the above facts, the management of Vivendi Universal determined that the decline in activity and results of 2003 gave an indication of a decline in the value of UMG as at December 31, 2003 compared to December 31, 2002. Accordingly, an impairment loss of E1,370 million was recorded, of which E1,100 million as a reduction of goodwill and E270 million in respect to music catalogs.

In respect to Vivendi Universal Games (VU Games), the very weak operating performance in 2003 resulted in a decline in the value of the reporting unit. Accordingly, an impairment loss of E61 million was recorded against trade names.

In addition, essentially due to declining market conditions in 2003, impairment losses were also recorded on other various units for an amount of E361 million mostly comprised of VUE Universal Parks & Resorts (E188 million) and Canal+ Group international assets to be divested (E165 million).

The management of Vivendi Universal also reviewed the value of its other assets and concluded that their value was in excess of their carrying value. This is particularly the case for Vivendi Universal's stake into SFR, as the value of this asset benefits from its strong performance and the increase in the market value of telecom assets, as illustrated by the increase of DJ Stoxx Telecom indice from 172 in the fall of 2002 to around 271, i.e. an increase of approximately 60%. Nevertheless, in accordance with GAAP, the company has not recorded such a value increase in its books, even though it exceeds the magnitude of the impairment charge on UMG and VU Games.

The impairment losses recorded in 2003 amounted to E1,792 million and were recognized in respect of goodwill (E1,273 million), other intangible assets (E406 million) and investments accounted for using the equity method
(E113 million). The impact on goodwill of these losses, is as follows:

                                                               French GAAP Basis


                   Goodwill,   Cumulative                 Cumulative Impairment as of December 31, 2003
                   Gross as   Amortization  -----------------------------------------------------------------------------  Goodwill,
                     of          as of                                                        Changes in                   Net as of
                   December     December     Recorded      Recorded     Recorded  Reclassif   scope and       Total        December
                   31, 2003     31, 2003     in 2001        in 2002     in 2003    ication      other       impairment     31, 2003
                   ---------  ------------  ----------     ---------    --------  ---------  -----------    -------------  ---------
                                                       (In millions)
Canal+ Group           9 997        (301)      (6 000)       (5 436)       (165)    249 (a)      5 156 (b)     (6 196)         3 500
Universal Music
  Group               11 862      (1 109)      (3 100)       (5 300)     (1 100)    600 (c)      2 261 (d)     (6 639)         4 114
Vivendi Universal
  Games                  102         (52)           -             -           -       -              -              -             50
Vivendi Universal
  Entertainment       13 087        (777)      (1 300)       (6 500)          -       -          1 694 (d)     (6 106)         6 204
                   ---------  ----------    ---------      --------     -------   -----      ---------      ---------      ---------
MEDIA                 35 048      (2 239)     (10 400)      (17 236)     (1 265)    849          9 111        (18 941)        13 868
SFR Cegetel Group      3 660        (354)           -          (206)(e)       -       -              -           (206)         3 100
Maroc Telecom          1 793         (20)        (700)         (300)          -       -            (29)        (1 029)           744
                   ---------  ----------    ---------      --------     -------   -----      ---------      ---------      ---------
TELECOM                5 453        (374)        (700)         (506)          -       -            (29)        (1 235)         3 844
Other                    660         (92)      (1 094)         (700)         (8)      -          1 311           (491)            77
                   ---------  ----------    ---------      --------     -------   -----      ---------      ---------      ---------
                   E  41 161  E   (2 705)   E (12 194)(f)  E(18 442)    E(1 273)  E 849      E  10 393      E (20 667)(g)  E  17 789
                   =========  ==========    =========      ========     =======   =====      =========      =========      =========

(a) Concerns the reclassification of impairment losses as a reduction of the carrying value of the film library of StudioCanal (E110 million), of certain affiliates accounted for using the equity method (E99 million), and other assets (E40 million).

(b) Includes the deconsolidation of Canal+ Technologies (E2,206 million), Telepiu (E1,691 million), Canal+ Nordic (E439 million) and
     Sogecable (E388 million).

(c) Concerns the reclassification of impairment losses as a reduction of the carrying value of music catalogs of E945 million, net of related deferred tax liabilities of E345 million.

(d) Mainly relates to the foreign currency translation adjustments and reclassifications.

(e)  Only relates to Telecom Developpement.

(f) In 2001, impairment losses as reported in the Consolidated Statement of Income (E13,515 million) included non recurring goodwill amortization for E521 million and impairment losses related to investments accounted for using the equity method for E800 million, accrued as a depreciation of the carrying value of the related investments.

(g) Before minority interest and impairment of goodwill previously recorded as a reduction of shareholders' equity (i.e. a cumulative notional write-off of E1.7 billion accrued in 2001 and 2002).

For information, the principal assumptions used in determining the fair value of reporting units were:

                                                         2003                                                 2002
                                      ----------------------------------------------  ----------------------------------------------
                                                                          Perpetual                                       Perpetual
                                             Method       Discount Rate  Growth Rate        Method        Discount Rate  Growth Rate
                                      ------------------  -------------  -----------  ------------------  -------------  -----------
CANAL+ GROUP
 Pay TV                          (a)  DCF and guideline                               DCF and guideline
                                        companies         8,0% - 10,0%   2,0% - 3,5%    companies             9,1%       2,0% - 4,5%
 StudioCanal                          DCF and guideline                               DCF and guideline
                                        companies             9,0%           2,0%       companies             9,2%       2,5% - 3,5%
 Sogecable                            stock market price       -              -       stock market price      -               -
 Sportfive                            stock market price       -              -       stock market price with liquidity
                                                                                      discount                                -
 Other international asset
 under divestiture               (b)  net realizable value     -              -       net realizable value    -               -
                                                             10,0%           4,0%                            9,0%           4,0%
                                      DCF and guideline                               DCF and guideline
UNIVERSAL MUSIC GROUP                   companies
VIVENDI UNIVERSAL GAMES                                      11,0%           6,0%                            13,0%          7,0%
VIVENDI UNIVERSAL ENTERTAINMENT       based on the transaction with GE signed in      DCF and guideline
                                      October 2003 to combine VUE and NBC               companies         8,5% -10,0%    3,0% - 6,0%
SFR CEGETEL GROUP                     based on the acquistion of BT Group's 26%       based on the acquistion of BT Group's 26%
                                      interest in January 2003                        interest in January 2003
MAROC TELECOM                         DCF and guideline      12,6%          2,5%      DCF and guideline
                                        companies                                       companies            13,1%       2,5% - 3,5%
OTHER INTERNATIONAL ASSETS IN
TELECOMMUNICATIONS AND                net realizable value      -             -       net realizable value      -             -
INTERNET

DCF: discounted cash flow method.

(a) Include Canal+ SA, CanalSatellite, MultiThematiques and Media-Overseas, for which the discount rate used in 2003 may vary up to 17.0% according to local risk premium.

(b) In 2003 includes mainly Canal+ Nordic, Canal+ Benelux - Netherland and some Expand subsidiaries. In 2002 includes Telepiu, Canal+ Benelux, Canal+ Poland, Canal+ Nordic, Canal+ Technologies, and NC Numericable.

                                                               French GAAP Basis

NOTE 5 OTHER INTANGIBLE ASSETS

                                               Balance at December 31,
                                               -----------------------  Addition /   Divestiture /
                                                 2001         2002      Allocation     Reversal
                                               --------     ----------  ----------   -------------
                                                                     (In millions)
Other intangible assets                        E 30 128   E    22 168   E 2 320        E   (516)
Accumulated amortization                         (6 826)       (7 462)   (3 001)             68
                                               --------   -----------   -------        --------
OTHER INTANGIBLE ASSETS, NET                   E 23 302   E    14 706   E  (681)       E   (448)
                                               ========   ===========   =======        ========
Music publishing rights, catalogs and
advances to artists                    (a)(b)     5 783         4 134      (402)(c)           -
Audiovisual rights                                2 038         1 424       165            (486)
Trade names, market shares, editorial
resources                              (e)        7 984         2 903      (138)(f)           7
Film costs, net of amortization                   2 587         3 367      (335)            191
Telecom licenses                       (g)          680           989       (26)              -
Deferred charges                       (h)        1 391           542       (17)            (77)
Software                               (i)          703           627       105             (29)
Other                                             2 136           720       (33)            (54)
                                               --------   -----------   -------        --------
OTHER INTANGIBLE ASSETS, NET                   E 23 302   E    14 706   E  (681)       E   (448)
                                               ========   ===========   =======        ========

                                       Foreign Currency  Changes in Scope   Balance at
                                         Translation     of Consolidation    December
                                          Adjustment         and Other       31, 2003
                                       ----------------  -----------------  ----------
                                                         (In millions)
Other intangible assets                   E   (1 448)       E     647       E   23 171
Accumulated amortization                         523            (1521)         (11 393)
                                          ----------        ---------       ----------
OTHER INTANGIBLE ASSETS, NET              E     (925)       E    (874)      E   11 778
                                          ==========        =========       ==========
Music publishing rights, catalogs and
advances to artists                             (184)          (1 036)(d)        2 512
Audiovisual rights                                (5)            (376)             722
Trade names, market shares, editorial
resources                                       (224)             279            2 827
Film costs, net of amortization                 (439)            (169)           2 615
Telecom licenses                                 (16)               -              947
Deferred charges                                 (95)             132              485
Software                                           -               (7)             696
Other                                             38              303              974
                                          ----------        ---------       ----------
OTHER INTANGIBLE ASSETS, NET              E     (925)       E    (874)      E   11 778
                                          ==========        =========       ==========

The significant reduction of other intangible assets as at December 31, 2002 primarily results from the accounting of Veolia Environnement using the equity method from December 31, 2002.

(a) Includes E246 million, E301 million and E313 million as of December 31, 2003, 2002 and 2001, respectively, for net long-term advances to artists which are recoupable against future royalties.

(b) These assets include acquired intangibles, primarily those acquired with the Seagram Company Ltd. in December 2000, which were recorded on the basis of third-party appraisals obtained at that time and which were subsequently impaired as a result of an updated appraisal in 2002 and 2003. The valuations were determined on a discounted cash flow method from the entire portfolio of recordings from artists under contract with the Company and recordings from artists no longer under contract, but for which the Company had continuing rights.

(c) Include an impairment loss of E270 million recognized in 2003 in respect of publishing music catalogs valued using a discounted cash flow method and supported by an implied net publisher share (NPS) multiple analysis, NPS being defined as revenue less royalty expenses. Please refer to Note 4.5.

(d) Includes a reclassification of impairment loss of E945 million in respect of music catalogs reported in 2002 as a reduction of goodwill. Please refer to Note 4.5.

(e) At December 31, 2003 include intangible assets considered as indefinite-lived for E1,962 million. At that date they are mainly comprised of market share and trade name of SFR (E650 million and E264 million respectively), Universal trade name and Universal Studio Networks channel business step-up (E988 million), and Multiple Service Operator agreements (E710 million). In 2002, it took into account all of the above (excluding market share and SFR trade name), as well as Telepiu brand. In 2001, it also included the trade names of US Filter Corporation (subsidiary of Veolia Environnement, which has been accounted for using the equity method since December 31, 2002).

(f) Impairment losses were recorded against VUE and VU Games trade names (E75 million and E61 million, respectively). Please refer to Note 4.5.

(g) Include Maroc Telecom's license for E340 million (amortized on a straight-line basis over 15 years) and upfront fee of E619 million paid by SFR in September 2001 in connection with the acquisition of a 20-year license to operate in France a 3G UMTS mobile telephony service. The latter will be amortized on a straight-line basis from the date when the service commences until the license maturity (i.e. August 2021).

(h) Primarily comprises long-term receivables collected pursuant to TV contracts and advances to third parties recouped in the normal course of business or at the end of the contract.

(i) At the end of the fourth quarter of 2003, VUG reviewed development issues with certain products that had previously been considered to have reached technological feasibility. The previously capitalized cost of E54 million ($62 million) together with additional costs to reach technological feasibility have been charged to research and development expense during the year.

NOTE 6 PROPERTY, PLANT AND EQUIPMENT

                                          Balance at December 31,
                                          -----------------------  Addition /  Divestiture /
                                            2001         2002      Allocation    Reversal
                                          ---------   -----------  ----------  -------------
                                                            (In millions)
 Property, plant and equipment            E  38 218   E   14 981   E   1 045   E       (467)
 Accumulated depreciation                   (14 822)      (7 295)     (1 247)            34
                                          ---------   ----------   ---------   ------------
 PROPERTY, PLANT AND EQUIPMENT, NET       E  23 396   E    7 686   E    (202)  E       (433)
                                          =========   ==========   =========   ============
Of which:
 Land                                         2 199          859         (16)           (26)
 Buildings                                    3 941        1 839         (97)          (161)
 Machinery and equipment                      9 138        3 316        (295)           (32)
 Construction-in-progress                     1 030          394         393              2
 Other                               (a)      7 088        1 278        (187)          (216)
                                          ---------   ----------   ---------   ------------
 PROPERTY, PLANT AND EQUIPMENT, NET       E  23 396   E    7 686   E    (202)  E       (433)
                                          =========   ==========   =========   ============

                                     Foreign Currency  Changes in Scope  Balance at
                                       Translation     of Consolidation   December
                                        Adjustment         and Other      31, 2003
                                     ----------------  ----------------  ----------
                                                      (In millions)
 Property, plant and equipment         E      (525)       E    (1 168)   E  13 866
 Accumulated depreciation                      167                840    E  (7 501)
                                       -----------        -----------    ---------
 PROPERTY, PLANT AND EQUIPMENT, NET    E      (358)       E      (328)   E   6 365
                                       ===========        ===========    =========
Of which:
 Land                                          (47)               (74)         696
 Buildings                                    (151)               (16)       1 414
 Machinery and equipment                       (80)                35        2 944
 Construction-in-progress                      (19)              (144)         626
 Other                                         (61)              (129)         685
                                       -----------        -----------    ---------
 PROPERTY, PLANT AND EQUIPMENT, NET    E      (358)       E      (328)   E   6 365
                                       ===========        ===========    =========

The significant reduction of property, plant and equipment as at December 31, 2002 primarily results from the accounting of Veolia Environnement using the equity method from December 31, 2002.

(a) Includes E4,265 million of publicly-owned utility networks as of December 31, 2001 (Veolia Environnement).

                                                               French GAAP Basis

NOTE 7 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

         7.1. EQUITY METHOD INVESTMENTS

                                                                          Net Value of Equity Method
                                                   Voting Interest                 Investments
                                                 ------------------   -----------------------------------
                                                      December 31,                 December 31,
                                                 2003   2002   2001      2003        2002           2001
                                                 ----   ----   ----   ----------   ----------   ---------
                                                                                  (In millions)
Veolia Environnement                       (b)   20,4%  20,4%     -   E        -   E      304   E       -
USANi LLC                                  (c)      -      -   47,9%           -            -       6 669
UC Development Partners                    (d)   50,0%  50,0%  50,0%         287          358         364
Sundance Channels                          (e)   50,0%  50,0%  10,0%         143          156         185
Universal Studios Florida                  (d)   50,0%  50,0%  50,0%         120          147         168
UGC                                        (f)   37,8%  58,0%  39,3%          61           47          83
UGC Cine Cite                              (f)      -   15,6%  15,6%           -           31          69
Sportfive                                        46,4%  46,4%  35,6%         201          294         229
Elektrim Telekomunikacja SP                (g)   49,0%  49,0%  49,0%           -            -         521
Telecom Developpement                      (h)      -   49,9%  49,9%           -          286         281
Xfera Moviles                              (i)      -   26,2%  26,2%           -            -          72
Societe Financiere de Distribution (SFD)         49,0%  49,0%  49,0%          16            -         (74)
Vizzavi Europe                             (j)      -      -   50,0%           -            -        (466)
Other investments                          (k)      -      -      -          255          280       1 075
                                                                      ----------   ----------   ---------
                                                                      E    1 083   E    1 903   E   9 176
                                                                      ==========   ==========   =========

                                                     Proportionate Share of
                                                        Net Income (Loss)
                                             --------------------------------------
                                                     Year Ended December 31,
                                              2003 (a)       2002           2001
                                             ----------   -----------    ----------
Veolia Environnement                         E     (170)  E         -    E        -
USANi LLC                                             -            44           144
UC Development Partners                             (13)           (6)          (46)
Sundance Channels                                    20             -             -
Universal Studios Florida                            (1)            1             5
UGC                                                  (3)          (12)            7
UGC Cine Cite                                         -             -             1
Sportfive                                             8             2             -
Elektrim Telekomunikacja SP                           -          (115)          (28)
Telecom Developpement                                (1)            5            12
Xfera Moviles                                         -           (59)          (35)
Societe Financiere de Distribution (SFD)             98             -           (23)
Vizzavi Europe                                        -           (71)         (193)
Other investments                                  (183)          (83)         (297)
                                             ----------   -----------    ----------
                                             E     (245)  E      (294)   E     (453)
                                             ==========   ===========    ==========

(a) Includes equity in earnings of unconsolidated companies (E71 million) and equity in Veolia Environnement impairment loss (E203 million) as reported in the Consolidated Statement of Income, as well as impairment losses recognized in respect of some VUE's affiliates (E113 million). Please refer to Note 4.5.

(b) As a consequence of the various transactions implemented in 2002 and the resulting decrease in ownership interest down to 20.4%, Vivendi Universal's interest in Veolia Environnement is accounted for under the equity method from December 31, 2002. The market value of this investment as of December 31, 2003 amounted to E1,757 million (E21.30 per share). This participation is held in an escrow account to cover among others, call options granted to the investors who acquired 82.5 million shares of Veolia Environnement in December 2002. These options, recognized in deferred income for E173 million, entitle the investors to acquire the remaining 82.5 million shares at any time until December 23, 2004 at an exercise price of E26.50 per share. As a result of the net loss reported by Veolia Environnement in 2003, Vivendi Universal investment in this company was brought to zero.

(c) Vivendi Universal surrendered this participation in connection with the acquisition of IACI entertainment assets in 2002.

(d) There is no shareholder with the majority voting interest in these companies. Moreover, shareholders exercise substantive participating rights that enable them to veto or block decisions taken by the subsidiary's board. Vivendi Universal consequently accounts for its interest in UC Development Partners and Universal Studio Florida using the equity method.

(e) Vivendi Universal has a loan to the Sundance partnership (approximately $48 million as of December 31, 2003), which can be converted to Sundance Channels shares.

(f) Vivendi Universal and the family shareholders of UGC Group signed an agreement on December 31, 2003, modifying the structure of UGC S.A.'s equity capital. Under the terms of the agreement Vivendi Universal surrendered its participation in UGC Cine Cite and holds 37.8% of UGC S.A.'s equity capital. After the elimination of UGC S.A. treasury stocks, Vivendi Universal will hold 40% of UGC S.A.'s equity capital, and the family shareholders' stake will be 54.79%. Furthermore, Vivendi Universal holds five of the fourteen seats on the UGC Board of Directors. Accordingly, this investment is accounted for using the equity method.

(g) Vivendi Universal's share of equity in Elektrim Telekomunikacja was written down to zero as of December 31, 2002, as a consequence of an impairment test. The group intends to sell this participation. (Please refer to Note 27 (f) "Significant Subsidiaries" for further detail in respect to this investment).

(h) In December 2003, Cegetel SA (fixed line operator, subsidiary of SFR) and Telecom Developpement (network operator, subsidiary of SNCF in which SFR has minority interests) were merged into a new entity named Cegetel SAS. The capital of this company is held up to 65% by SFR and 35% by SNCF. Please refer to Note 27 (c).

(i)  Participation sold in 2003.

(j)  Participation sold to Vodafone on August 30, 2002.

(k) Other investments consist of various entities whose net value is below E85 million at December 31, 2003.

                                                               French GAAP Basis

         7.2. C HANGE IN EQUITY METHOD INVESTMENTS DURING THE YEAR

                                Net Value of                                                                Net Value of
                               Equity Method     Changes in    Proportionate                  Foreign       Equity Method
                               Investments at     Scope of      Share of Net                 Currency      Investments at
                                December 31,    Consolidation     Income        Dividends   Translation     December 31,
                                    2002          and Other       (Loss)        Received    Adjustment          2003
                               --------------   -------------  -------------    ---------   -----------    --------------
                                                                     (In millions)
Veolia Environnement           E          304   E          19  E        (170)   E     (45)  E      (108)   E            -
UC Development Partners                   358               8            (13)          (5)          (61)              287
Sundance Channels                         156              (5)            20            -           (28)              143
Universal Studios Florida                 147              (1)            (1)           -           (25)              120
UGC                                        47              17             (3)           -             -                61
UGC Cine Cite                              31             (31)             -            -             -                 -
Sportfive                                 294             (97)             8           (5)            1               201
Telecom Developpement                     286            (285)            (1)           -             -                 -
Other investments                         280              94            (85)          (6)          (12)              271
                               --------------   -------------  -------------    ---------   -----------    --------------
                               E        1 903   E        (281) E        (245)   E     (61)  E      (233)   E        1 083
                               ==============   =============  =============    =========   ===========    ==============

         7.3. SUPPLEMENTAL FINANCIAL INFORMATION

The following aggregate stand alone information relating to companies accounted for using the equity method is derived from unaudited data.


                                                   Year Ended December 31, 2003
                                    ---------------------------------------------------------
                                       Veolia          Elektrim
                                    Environnement   Telekomunikacja     Other         Total
                                    -------------   ---------------   ----------   ----------
                                                           (In millions)
REVENUES                            E      28 603   E           702   E    5 588   E   34 893
OPERATING INCOME                            1 751(*)             89           77        1 917
NET INCOME                                 (2 055)              (81)          68       (2 068)
TOTAL ASSETS                        E      38 921   E         2 786   E    6 817   E   48 524
Shareholders' equity                        3 575             1 318        1 902        6 795
Long-term debt                             12 586               502        2 864       15 952
Long-term liabilities                       7 469                 -          402        7 871
Current liabilities                        15 291(a)            966(b)     1 649       17 906
                                    -------------   ---------------   ----------   ----------
TOTAL SHAREHOLDERS' EQUITY AND
LIABILITIES                         E      38 921   E         2 786   E    6 817   E   48 524
                                    =============   ===============   ==========   ==========

(*) Corresponds to EBIT figure published by Veolia Environnement, which does not include restructuring charges.

                                                    Year Ended December 31, 2002
                                 -------------------------------------------------------------------
                                    Veolia                 Elektrim
                                 Environnement(c)      Telekomunikacja           Other       Total
                                 ----------------      ---------------         ---------   ---------
                                                              (In millions)
REVENUES                                    NA*        E           749         E   6 050   E   6 799
OPERATING INCOME                            NA*                    125              (241)       (116)
NET INCOME                                  NA*                 (1 063)             (891)     (1 954)
TOTAL ASSETS                     E      42 018         E         3 163         E  11 368   E  56 549
Shareholders' equity                     6 330                   1 428             2 735      10 493
Long-term debt                          12 913                     712             3 774      17 399
Long-term liabilities                    7 372                       -               621       7 993
Current liabilities                     15 403(a)                1 023(b)          4 238      20 664
                                 -------------         ---------------         ---------   ---------
TOTAL SHAREHOLDERS' EQUITY AND
LIABILITIES                      E      42 018         E         3 163         E  11 368   E  56 549
                                 =============         ===============         =========   =========

*na: not applicable (Please refer to footnote c).

                                                               French GAAP Basis

                                                     Year Ended December 31, 2001
                                 -------------------------------------------------------------------
                                     Veolia                Elektrim
                                 Environnement(c)      Telekomunikacja           Other       Total
                                 -------------         ---------------         ---------   ---------
                                                               (In millions)
REVENUES                                    NA*        E            59         E  13 284   E  13 343
OPERATING INCOME                            NA*                    (26)            2 273       2 247
NET INCOME                                  NA*                    (57)             (713)       (770)

TOTAL ASSETS                                NA*        E         3 586         E  30 505   E  34 091
Shareholders' equity                        na*                  2 699            13 459      16 158
Long-term debt                              na*                     93             3 802       3 895
Long-term liabilities                       na*                    192             3 824       4 016
Current liabilities                         na*                    602(b)          9 420      10 022
                                 -------------         ---------------         ---------   ---------
TOTAL SHAREHOLDERS' EQUITY AND
LIABILITIES                                 NA*        E         3 586         E  30 505   E  34 091
                                 =============         ===============         =========   =========

*na: not applicable (Please refer to footnote c).

(a) Including E3,827 million and E3,796 million short-term financial debt as of December 31, 2003 and 2002 respectively.

(b) Before elimination of Vivendi Universal's loan to Elektrim Telekomunikacja for E520 million (E277 million, net of provision), E525 million E322 million, net of provision) and E485 million as of December 31, 2003, 2002 and 2001 respectively. These amounts also include VTI's loan to Elektrim Telekomunikacja of E67 million, E68 million and E67 million as of December 31, 2003, 2002 and 2001, respectively.

(c) Veolia Environnement has been accounted for as an equity method investment from December 31, 2002. In Vivendi Universal's statement of income, Veolia Environnement was fully consolidated until that date. Consequently, the year ended December 31, 2002 does not mention information from this affiliate's statement of income. The year ended December 31, 2001 does not mention any information in respect to this company.

NOTE 8 OTHER INVESTMENTS

                                                             DECEMBER 31,
                                                  NOTE     2003       2002      2001
                                                  ----   --------   --------   -------
                                                            (IN MILLIONS)
Investments accounted for using the cost method    8.1   E    415   E    378   E 1 150
Portfolio investments - securities                 8.2      1 673      1 899     1 814
Portfolio investments - other                      8.3      1 461      1 861     2 619
                                                         --------   --------   -------
TOTAL OTHER INVESTMENTS                                  E  3 549   E  4 138   E 5 583
                                                         ========   ========   =======

         8.1. INVESTMENTS ACCOUNTED FOR USING THE COST METHOD

                                DECEMBER 31, 2003
                     ----------------------------------------
                                          VALUATION
                     INTEREST    GROSS    ALLOWANCE     NET
                     --------   -------   ---------   -------
                                 (IN MILLIONS)
Elektrim SA    (a)      14.99%       96         (91)        5
LBI fund       (b)         na*      105        (100)        5
Mauritel                 14,3%       38          (5)       33
Other          (c)    various       892        (520)      372
                                -------   ---------   -------
                                E 1 131   E    (716)  E   415
                                =======   =========   =======

*na: not applicable.

                                DECEMBER 31, 2002
                     -------------------------------------------
                                            VALUATION
                     INTEREST     GROSS     ALLOWANCE     NET
                     --------   ---------   ---------   --------
                                  (IN MILLIONS)
Elektrim SA    (a)       10,0%  E      96   E     (91)  E      5
Mauritel                 18,9%         42           -         42
Other                 various         695        (364)       331
                                ---------   ---------   --------
                                E     833   E    (455)  E    378
                                =========   =========   ========

                                         DECEMBER 31, 2001
                            --------------------------------------------
                                                   VALUATION
                            INTEREST     GROSS     ALLOWANCE      NET
                            --------   ---------   ---------   ---------
                                         (IN MILLIONS)
Sithe Energies Inc    (d)       34,2%  E     604   E       -   E     604
Elektrim SA           (a)       10,0%         96         (70)         26
Mauritel                        18,9%         52           -          52
Other                        various         895        (427)        468
                                       ---------   ---------   ---------
                                       E   1 647   E    (497)  E   1 150
                                       =========   =========   =========

                                                               French GAAP Basis

(a) In addition to its 10% interest in the share capital of Elektrim SA, Vivendi Universal entered into a carrying agreement with a third party for an additional 4.99% interest in Elektrim SA. For this purpose, Vivendi Universal acquired non-voting shares in an investment company, operating as a mutual fund, to an amount of $60 million (i.e. E66 million at the acquisition date). The value of the total investment by Vivendi Universal in Elektrim SA (direct + carrying agreement) amounted to E162 million gross (at the acquisition date), for which valuation allowances have been accrued according to evolution of the market price of Elektrim SA shares. The net value of this investment was E33 million at December 31, 2001 and E12 million at December 31, 2002. In accordance with the terms of the carrying agreement set up, and at the request of the third party, Vivendi Universal acquired the capital and current account of MMD, holding a 4.99% interest in Elektrim SA at the end of February 2003 for $57 million (i.e. E53 million at the transaction date). Vivendi Universal simultaneously collected reimbursement of the mutual fund shares in which it had invested for an amount of $60 million. Given the valuation allowances already accrued, this operation had no impact on Vivendi Universal's financial statements in 2003. As a result, Vivendi Universal holds directly and indirectly 14.99% of Elektrim S.A.'s voting rights. The last director appointed by Vivendi Universal to the Supervisory Board of Elektrim S.A. was revoked by the shareholders meeting of Elektrim S.A. held on February 6, 2004. The quoted market price for the common stock of Elektrim S.A. was
     3.14 zlotys per share as of December 31, 2003.

(b) This investment, previously recognized as a marketable security, represent non-voting shares in an investment company which has enabled investment company Ymer to acquire a 2% interest in Elektrim Telekomunikacja. Please refer to Note 27(f) "Significant Subsidiaries" for further detail in respect to Vivendi Universal's interest in Elektrim Telekomunikacja.

(c)  Consist of various entities whose carrying value is below E60 million.

(d) On December 19, 2002, Vivendi Universal sold its remaining interests in Sithe Energies for E319 million generating a loss of E232 million.

         8.2. PORTFOLIO INVESTMENTS - SECURITIES

                                                                                 December 31, 2003
                                                 ----------------------------------------------------------------------------------
                                                              Foreign
                                                              Currency                            Gross        Gross      Estimated
                                                            Translation   Valuation     Net     Unrealized   Unrealized     Fair
                                                   Cost     Adjustment    Allowance    Value       Gains       Losses       Value
                                                 --------   -----------   ---------   -------   ----------   ----------   ---------
                                                                                  (In millions)
DuPont                                     (a)   E    853   E      (216)  E     (31)  E   606   E        -   E        -   E     606
InterActiveCorp                            (b)      1 323          (285)          -     1 038          360            -       1 398
Other                                      (c)         31            (2)          -        29            -            -          29
                                                 --------   -----------   ---------   -------   ----------   ----------   ---------
TOTAL PORTFOLIO INVESTMENTS - SECURITIES         E  2 207   E      (503)  E     (31)  E 1 673   E      360   E        -   E   2 033
                                                 ========   ===========   =========   =======   ==========   ==========   =========

                                                                                 December 31, 2002
                                                 ----------------------------------------------------------------------------------
                                                              Foreign
                                                             Currency                             Gross        Gross     Estimated
                                                            Translation   Valuation     Net     Unrealized   Unrealized      Fair
                                                   Cost     Adjustment    Allowance    Value       Gains        Losses       Value
                                                 --------   -----------   ---------   -------   ----------   ----------   ---------
                                                                                  (In millions)
DuPont                                     (a)   E    853   E       (68)  E    (173)  E   612   E       65   E        -   E     677
InterActiveCorp                            (b)       1323           (68)          -      1255            -          (26)       1229
Softbank Capital Partners                  (d)        230             -        (230)        -            -            -           -
Other                                                  33            (1)          -        32            -            -          32
                                                 --------   -----------   ---------   -------   ----------   ----------   ---------
TOTAL PORTFOLIO INVESTMENTS - SECURITIES         E   2439   E      (137)  E    (403)  E  1899   E       65   E      (26)  E    1938
                                                 ========   ===========   =========   =======   ==========   ==========   =========

                                                                                 December 31, 2001
                                                 ----------------------------------------------------------------------------------
                                                              Foreign
                                                              Currency                             Gross       Gross      Estimated
                                                            Translation   Valuation     Net     Unrealized   Unrealized     Fair
                                                   Cost     Adjustment    Allowance    Value       Gains       Losses       Value
                                                 --------   -----------   ---------   -------   ----------   ----------   ---------
                                                                                  (In millions)
DuPont                                     (a)   E    853   E        50   E       -   E   903   E        -   E     (106)  E     797
InterActiveCorp                            (b)        699            42           -       741          137            -         878
Softbank Capital Partners                  (d)        230             -        (110)      120            -           (7)        113
Other                                                  59             -          (9)       50           22            2          74
                                                 --------   -----------   ---------   -------   ----------   ----------   ---------
TOTAL PORTFOLIO INVESTMENTS - SECURITIES         E   1841   E        92   E    (119)  E  1814   E      159   E     (111)  E    1862
                                                 ========   ===========   =========   =======   ==========   ==========   =========

(a) Represents 16,444,062 shares whose carrying amount is $794 million. The quoted market price of DuPont as at December 31, 2003 was $45.89 per share.

(b) Represents 18,181,308 shares of common stock whose carrying amount is $374 million and 13,430,000 Class B shares whose carrying amount is $276 million, as well as 25,000,000 common shares acquired through Liberty Media in Vivendi Universal's acquisition of the entertainment assets of IACI in May 2002. The quoted market price for the common stock of IACI was $33.93 per share as at December 31, 2003.

(c)  Consist of various investments whose cost is under E25 million.

(d)  Sold in 2003.
                                       55

                                                               French GAAP Basis

         8.3. PORTFOLIO INVESTMENTS - OTHER

                                              December 31, 2003
                                      -------------------------------
                                                  Valuation
                                        Gross     Allowance     Net
                                      ---------   ---------   -------
                                                (In millions)
Loan to Elektrim Telekomunikacja            520        (243)      277
Other                                     1 475        (291)    1 184
                                      ---------   ---------   -------
TOTAL PORTFOLIO INVESTMENTS - OTHER   E   1 995   E    (534)  E 1 461
                                      =========   =========   =======

                                                   December 31, 2002
                                            -------------------------------
                                                        Valuation
                                              Gross     Allowance     Net
                                            ---------   ---------   -------
                                                      (In millions)
InterActiveCorp warrants              (a)   E     929   E    (454)  E   475
Loan to Elektrim Telekomunikacja                  525        (203)      322
UGC bonds                             (b)         153        (119)       34
Loan to Veolia Environnement          (c)         120           -       120
Other                                           1 116        (206)      910
                                            ---------   ---------   -------
TOTAL PORTFOLIO INVESTMENTS - OTHER         E   2 843   E    (982)  E 1 861
                                            =========   =========   =======

(a) These warrants were received in connection with the acquisition of the entertainment assets of InterActiveCorp and sold back to InterActiveCorp in 2003.

(b) These bonds were reimbursed in December 2003 in connection with the UGC transactions described in Note 7.1 (f).

(c) This loan granted in connection with Vinci exchangeable bonds issued in 2001, was reimbursed on September 30, 2003. (Please refer to Note 28.1)

NOTE 9 ACCOUNTS RECEIVABLE

                                                         December 31,
                                                ------------------------------
                                                  2003       2002       2001
                                                --------   --------   --------
                                                        (In millions)
Trade accounts receivable                 (a)   E  9 122   E  9 601   E 19 994
Accounts receivable write-offs                    (2 285)    (1 492)    (2 274)
                                                --------   --------   --------
   TOTAL TRADE ACCOUNTS RECEIVABLE, NET         E  6 837   E  8 109   E 17 720
Other                                     (a)      1 972      1 783      3 374
  including premium on VUE series A and B
  preferred stocks                        (b)        577        734          -
                                                --------   --------   --------
   TOTAL ACCOUNTS RECEIVABLE                    E  8 809   E  9 892   E 21 094
                                                ========   ========   ========

(a)  Of which E7,720 millions are due in 2004.

(b) Corresponds to the difference between the fair value (calculated based on a 7.5% discount rate) and the reimbursement value of the series A and B preferred stocks. This difference ($756 million) is assimilated to a premium, which is amortized on a straight-line basis until the maturity date (i.e. 2022).

NOTE 10 MARKETABLE SECURITIES

                                               December 31, 2003
                                        -------------------------------
                                                    Valuation
                                          Gross     Allowance     Net
                                        ---------   ---------   -------
                                                 (In millions)
Sogecable                         (a)   E     249   E       -   E   249
Treasury shares                   (b)           6          (5)        1
Unlisted marketable securities    (c)           9           -         9
                                        ---------   ---------   -------
                                        E     264   E      (5)  E   259
                                        =========   =========   =======

                                       56
                                                               French GAAP Basis

                                                     December 31,
                                       -----------------------------------------
                                                    2002                   2001
                                       -------------------------------   -------
                                                   Valuation
                                         Gross     Allowance     Net       Net
                                       ---------   ---------   -------   -------
                                                     (In millions)
Treasury shares                  (b)   E      38   E     (12)  E    26   E  1563
Listed marketable securities     (d)          10           -        10      1866
Unlisted marketable securities   (c)         168        (116)       52       344
                                       ---------   ---------   -------   -------
                                       E     216   E    (128)  E    88   E  3773
                                       =========   =========   =======   =======

(a) In July 2003, Sogecable made a capital increase subscribed exclusively by a third party. As a consequence, Canal+ Group's ownership interest in this affiliate decreased from 21.3% to 16.4%. Vivendi Universal ceased to equity account for Sogecable on October 1, 2003. This transaction generated a dilution profit of E71 million.

(b) 76,226 and 478,015 shares at December 31, 2003 and December 31, 2002, respectively. They are mainly held for hedging various employee stock option plans.

(c) Consist principally of shares in investment companies. As of December 31, 2002, it was mainly comprised of non-voting shares in LBI Fund, an investment company which has enabled investment company Ymer to acquire a 2% interest in Elektrim Telekomunikacja. The carrying value of this investment, was E38 million, net of provision of E66 million, (compared with E103 million as of December 31, 2001). This investment was reclassified in 2003 as investment accounting for using the cost method (Please refer to Note 8.1 (b)). Unlisted marketable securities also included until February 2003, non-voting shares in an investment company, operating as a mutual fund, which, by virtue of a carrying agreement entered in with a third party financial institution, entitled Vivendi Universal to acquire 4.99% of Elektrim SA's share capital. The carrying value of this investment was E7 million, net of provision of E50 million as of December 31, 2002. (Please refer to Note 8.1 (a))

(d) As at December 31, 2001, included BSkyB shares E1.6 billion) and Vinci shares (E0.2 billion), both sold in 2002.

NOTE 11 SHAREHOLDERS' EQUITY

The number of common shares outstanding was 1,071,518,691 as of December 31, 2003, 1,068,558,994 as of December 31, 2002 and 1,085,827,519 as of December 31,
2001. Each common share, excluding treasury shares, has one voting right. The common shares may be held in registered or bearer form, at the option of the shareholder. The number of voting rights outstanding was 1,071,438,555 as at December 31, 2003, 1,067,996,619 as of December 31, 2002 and 978,216,347 as of
December 31, 2001.

         11.1. TREASURY SHARES HELD BY VIVENDI UNIVERSAL AND ITS SUBSIDIARIES

                                                                   Number of     % of     Gross    Gross                     Net
                                                                   Treasury      Share   Average  Carrying   Valuation    Carrying
                                                                    Shares      Capital   Price     Value    allowance      Value
                                                                   ---------    -------  -------  --------   ---------    --------
                                                                                         (In euros)      (In millions of euros)
AT DECEMBER 31, 2001                                               107 386 662    9,90%  E  63,0  E   6 762   E  (514)   E   6 248
  Sales to two financial institutions on January 7, 2002
  (E60 per share)                                                  (55 000 000)              58,9     (3 240)       -       (3 240)
  Acquisitions on the market between January and April 2002
  Transfer to LibertyMedia against interests in                      6 969 865               48,5        338        -          338
   InterActiveCorp and MultiThematiques                            (37 386 436)              61,2     (2 289)     261       (2 028)
  Cancellation decided by the Board of Directors on
    August 13, 2002                                          (a)  (20 469 967)              68,7     (1 406)      215       (1 191)
  Sales to employees exercising their stock-options                   (94 157)              81,2         (8)        4           (4)
  Deconsolidation of Veolia Environnement                            (843 618)              66,4        (56)        -          (56)
  Other, net                                                               na*                na*       (58)        18         (40)
                                                                   ----------   ------   -------   --------   --------    --------
AT DECEMBER 31, 2002                                                  562 375     0,05%  E  77,9   E     43   E    (16)  E      27
  Sales to employees exercising their stock-options                  (318 932)              69,6        (22)        10         (12)
  Acquisitions on the market in March 2003                          8 681 432               13,0        113          -         113
  Transfer to former Rondor shareholders in connection with
    the settlement of contingent purchase price on Rondor
    Music                                                          (8 844 289)              13,5       (128)        14        (114)
  Other, net                                                               na*                na*        ns**      (13)        (13)
                                                                   ----------   ------   -------  ---------   --------    --------
AT DECEMBER 31, 2003                                                   80 586     0,01%  E  74,5  E       6   E     (5)  E       1
  of which classified under marketable securities                      76 226                             6         (5)          1
  of which recorded as a reduction of shareholders' equity             4 360                             ns**       ns**        ns**

*na: non applicable.
**ns: non significant.

(a) In compliance with French regulations, Vivendi Universal subsequently acquired 14.1 million call options on Vivendi Universal shares to hedge stock-option plans that were exercisable at that date.

         11.2. STRIPPED SHARES

As at December 31, 2003, 6,402,838 stripped shares have been deducted from shareholders' equity compared with 8,855,605 at December 31, 2002. These shares were split to allow for exchange transactions in the context of the Sofiee/Vivendi/Seagram merger in December 2000. Bare ownership was transferred to Seagram Canadian shareholders who elected to acquire their Vivendi Universal stock on a deferred basis. In 2003, 2,452,767 shares were recombined and cancelled. At the same time, the same number of shares was created as a result of the redemption of Vivendi Universal convertible bonds. Because each share that was divided and then recombined was then cancelled, and because, at the same time, the conversion of each equity note (ORA) resulted in the creation of a new share, these transactions had no effect on the number of shares comprising the share capital.

                                                               French GAAP Basis

         11.3. GOODWILL RECORDED AS A REDUCTION OF SHAREHOLDERS' EQUITY

Vivendi Universal previously recorded goodwill as a reduction of shareholders' equity in accordance with recommendations made by the AMF (formerly known as the COB) in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathe in 1998 and 1999, the acquisition of US Filter and an additional investment in Canal+ Group in 1999. In accordance with the applicable recommendation of the AMF, Vivendi Universal determines goodwill impairment based on total goodwill, including the portion originally recorded as a reduction of shareholders' equity, net of notional goodwill amortization accumulated since the acquisition. This notional goodwill impairment has no impact on the Consolidated Statement of Income nor on the shareholders' equity. In 2003, the notional goodwill impairment loss amounted to E250 million. It related only to the impairment recorded by Veolia Environnement. Vivendi Universal's 20.4% interest in this impairment amounted to E453 million, of which E250 million were recognized as a reduction of the remaining goodwill (recorded as a reduction within shareholders' equity) and E203 million were recorded as an impairment charge in the 2003 Consolidated Statement of Income.

After notional straight-line amortization and the cumulative notional goodwill impairment losses recognized since 2001 (i.e. E1.9 billion), net goodwill recorded as a reduction of shareholders' equity was brought to zero.

         11.4. POTENTIAL DILUTIVE EFFECT OF OUTSTANDING FINANCIAL INSTRUMENTS

                                                                                                               December 31
                                                                                                    2003        2002          2001
                                                                                                  ---------   ---------     --------
                                                                                                         (In number of shares)
Vivendi Universal convertible 1.25% (OCEANE), fully repaid in cash in January 2004                        -   18 820 004  18 356 131
Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE) (January 2005)   (a)   16 654 225   16 654 225  16 243 941
Notes mandatorily redeemable for new shares of Vivendi Universal (November 2005)           (b)   78 675 630   78 678 206           -
Excheangeable bonds issued in connection with the merger of Vivendi and Seagram in respect to Seagram's former stock subscription plans granted to officers, management and
  employees                                                                                      23 389 853   26 675 827  27 438 181
Stock options (subscription plans) (Please refer to Note 30)                                     19 193 741    5 518 568   2 088 037
                                                                                                -----------  -----------  ----------
TOTAL POTENTIAL DILUTIVE EFFECT                                                                 137 913 449  146 346 830  64 126 290
                                                                                                ===========  ===========  ==========

(a) In April 1999, Veolia Environnement(2), a then wholly-owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (Oceane) to the public for an aggregate amount of E2,850 million that mature in January 2005 (i.e. E271 per bond). Upon the IPO of Veolia Environnement in July 2000, some of the bonds were converted into Veolia Environnement shares. The outstanding bonds are now only convertible or exchangeable into Vivendi Universal shares (which may be existing treasury, newly issued shares), at the option of the bondholders, or payable in cash at the maturity date. As at December 31, 2003, 5,331,058 bonds were outstanding and exchangeable with a ratio of 3.124 shares (i.e. the corresponding share strike price amounts to E86.75).

(b) Should the bondholders have called for redemption of the bonds at December 31, 2003, there would have had 66,334,334 shares. Please refer to Note 13 "Other Equity".

NOTE 12 MINORITY INTERESTS

                                                                             December 31,
                                                                      2003       2002       2001
                                                                    --------   --------   --------
                                                                            (In millions)
OPENING BALANCE                                                     E  5 497   E 10 208   E  9 787
  Changes in consolidation scope                              (a)       (622)    (4 229)       411
  TSAR issue (redeemable in Veolia Environnement shares)      (b)          -          -        300
  Minority interests in earnings of consolidated subsidiaries (c)      1 212        844        594
  Dividends paid by consolidated subsidiaries                           (737)      (200)      (981)
  Foreign currency translation adjustment                               (443)      (798)        97
  Other changes                                                           22       (328)         -
                                                                    --------   --------   --------
CLOSING BALANCE                                                     E  4 929   E  5 497   E 10 208
                                                                    ========   ========   ========

(a) In 2003, includes a (E819) million variation related to the acquisition of BT Group's 26% interest in SFR (formerly known as Cegetel Groupe SA). As at December 31, 2002, included the 5.44% and 1.50% of common interests in VUE and the related put options issued to IACI and Barry Diller, respectively, in connection with Vivendi Universal's acquisition of the entertainment assets of IACI. The values of the put options granted to IACI and Barry Diller were determined by an independent third party valuation firm and amount to $0 and $75 million respectively.

(b) In December 2001, a holding company held by Veolia Environnement, issued "Titres Subordonnes Remboursables en Actions Prioritaires" (TSAR, or obligated mandatorily redeemable securities of subsidiary holding parent debentures) maturing at December 28, 2006.

(c) In 2003, mainly concerned minority interests in SFR Cegetel Group (E775 million) and in Maroc Telecom (E306 million).

NOTE 13 OTHER EQUITY: NOTES MANDATORILY REDEEMABLE FOR NEW SHARES OF VIVENDI UNIVERSAL

In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of E1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of E233 million(3). The bondholders can call for redemption of the bonds in new shares at any time since May 26, 2003, at the minimum redemption rate of 1 - (annual rate of interest x outstanding bond lifetime expressed in years). Only new shares can be used for reimbursement, and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in accordance with French GAAP. As at December 31, 2003, 78,675,630 bonds were outstanding.

------------
(2) This company has been accounted for by Vivendi Universal using the equity method since December 31, 2002.

(3) These interests have been capitalized and are amortized until maturity.

                                                               French GAAP Basis

NOTE 14 PROVISIONS

                                     Balance at    Balance at      Changes in                           Reversal       Balance at
                                      December      December     Consolidation                         and change       December
                                      31, 2001      31, 2002     Scope and Other  Addition Utilization in estimate      31, 2003
                                     ----------    ----------    ---------------  -------- ----------- -----------     ----------
                                                                               (In millions)
Employee benefits                    E      652    E      240    E         446(a) E      6 E       (17)E         -     E      675(b)
Financial provisions                        151(c)      1 519(d)            42         284        (675)       (336)(e)        834(f)
Litigation                                  610           320               39         155        (141)        (25)           348
Restructuring costs (Please                 314            57                2         183         (43)        (30)           169
 refer to Note 16)
Reserves related to fixed                   106            38                8          21           -           -             67
 assets
Losses on investments in                    320            87               (2)         19         (43)          -             61
 unconsolidated companies
Reserves related to work-in-progress
 and losses on long-term contracts          484            69               (2)          5         (10)         (3)            59
Warranties and customer care                311            78               (2)          2         (26)         (8)            44
Reserves related to real estate             527           337             (284)(g)       -         (14)        (29)            10
Other                                      2856(h)        836             (284)         64        (247)       (342)(i)         27
                                     ----------    ----------    ---------------  -------- ----------- -----------     ----------
PROVISIONS                           E    6 331    E    3 581    E         (37)   E    739 E    (1 216)E      (773)    E    2 294
                                     ==========    ==========    =============    ======== =========== ===========     ==========

(a) Mainly consists of the reclassification of other employee benefits previously accounted for as "other non - current liabilities and accrued expenses".

(b) Employee benefits includes a provision for pensions of E343 million (please refer to Note 15), a provision for other post employment benefits of E154 million (please refer to Note 15), a provision for severance costs of E59 million and other provisions of E119 million.

(c) Primarily comprised of non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other than temporary declines.

(d) Included exceptional financial provisions (E929 million) and other financial provisions (E590 million). Exceptional financial provisions consisted mainly of provisions related to (i) the anticipated Telepiu divestiture (E360 million), (ii) the amortization of call options on Vivendi Universal shares granted by BNP Paribas (E226 million), (iii) international telecom assets (E142 million), (iv) put options on Vivendi Universal shares (E104 million) and (v) the potential market risk on AOL Time Warner shares in connection with the LineInvest total return swap (E97 million). Other financial provisions mainly included mark to market of interest rate swaps (E261 million) and provisions recorded in respect to premiums related to bonds exchangeable into Veolia Environnement, Vinci and BSkyB shares (E138 million).

(e) Mainly consists of the reversal without utilization of the provisions related to Telepiu divestiture in May 2003 (E215 million) and the potential market risk on AOL Time Warner (AOL TW) shares in connection with the LineInvest total return swap if AOL TW had opted for payment in its own shares when it bought from LineInvest the AOL Europe shares in April 2003 (E97 million).

(f) Mainly consists of provisions related to (i) the amortization of call options on Vivendi Universal shares granted by BNP Paribas (E226 million),
     (ii) mark to market of interest rate swaps (E204 million), (iii) the assessment of the put option granted to SNCF on Cegetel SAS interest in 2003 (E85 million, for more details, please refer to Note 29.3), and (iv) premiums related to bonds exchangeable into shares (E67 million, of which E30 million accrued in 2003).

(g) Mainly consists of the reclassification of reserve related to real estate in reduction of inventories.

(h) Includes E630 million related to financial depreciation of public service contract fixed assets and E455 million for cloture and post cloture costs from Veolia Environnement.

(i) Mainly consists of the reversal without utilization of the provisions related to (i) Club Europe match TV rights at Canal+ Group as a result of the termination of the contract in 2003 (E85 million, please refer to Note 28.2), (ii) the Disney contract at Telepiu which became profitable in the first quarter of 2003 (E129 million, offset by an exceptional amortization of goodwill, please refer to Note 4.1 (b)) and (iii) changes in estimate of various operating provisions at SFR Cegetel Group (E105 million).

NOTE 15 EMPLOYEE BENEFIT PLANS

In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions and other post-retirement benefits to eligible employees.

The weighted-average rates and assumptions utilized in accounting for these plans for the years ended December 31 2003, 2002 and 2001 were:

                                                 Pension Benefits          Postretirement Benefits
                                             2003      2002      2001      2003      2002      2001
                                            ------    ------    ------    ------    ------    ------
Discount rate                                  5,4%      5,7%      6,3%     5,6%       6,0%      6,9%
Expected return on plan assets                 6,5%      7,2%      7,4%      na*        na*      6,0%
Rate of compensation increase                  3,6%      3,5%      4,3%     3,7%       3,7%      3,0%
Expected residual active life (in years)      13,5      12,5      14,5      6,7       16,1      13,0

*na: non applicable.

Expected long-term rates of return for the plan assets have been determined taking into account, for each country where Vivendi Universal has plan assets, the structure of the asset portfolio and the expected rates of return for each of the components. Vivendi Universal mainly has plan assets in the US, the UK and Canada. In these three countries the expected long-term rates of return for plan assets were respectively 8% as of December 31, 2003, 9% as of December 31, 2002 and 10% as of December 31, 2001 for the US plans, 6% as of December 31, 2003, 6.25% as of December 31, 2002 and 6.75% as of December 31, 2001 for the UK plans and 4.3% as of December 31, 2003, 5% as of December 31, 2002 and 5.75% as of December 31, 2001 for the Canadian plans.

For post-retirement benefit measurement purposes, Vivendi Universal assumed growth in the per capita cost of covered health care benefits (the health care cost annual trend rate) would gradually decline from 9.5% and 10.7% in the pre-age 65 and post-age 65 categories, respectively in 2003 to 5.8% and 5.8%, pre-age 65 and post-age 65, respectively by 2010. In 2003, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by E11 million and the pre-tax expense by less than E1 million; conversely, a one-percentage-point decrease in the annual trend rate

                                                               French GAAP Basis
would have decreased the post-retirement benefit obligation by E10 million and the pre-tax expense by less than E1 million.

Retirement costs of multi-employer plans in France consist of defined contributions determined in accordance with the French law. Defined contributions for the French businesses, expensed as they incur, retained at the end of 2003 amounted to E66 million compared to E73 million in 2002 and E67 million in 2001 (excluding Veolia Environnement in 2002 and 2001) and were expensed during the year in which they were incurred. The 2003 change in the French legislation relating to retirement benefits has been accounted for as a plan amendment in respect to the indemnities to be paid on retirement age.

The following table provide reconciliations of the changes in benefit obligations, fair value of plan assets and funded status for the years ending December 31, 2003, 2002 and 2001:

                                                                Pension Benefits              Postretirement Benefits
                                                           2003       2002       2001       2003       2002       2001
                                                         --------   --------   --------   --------   --------   --------
                                                                                   (In millions)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of the year              E  1 580   E  2 712   E  2 137   E    219   E    274   E    187
Service cost                                                   45         54        106          -          2          1
Interest cost                                                  80        109        146         12         17         16
Plan participants' contributions                                2          2          8          -          -          -
Business combinations                                           -         19        568          -          -         53
Divestitures                                                  (47)     (1088)      (242)         -        (65)        (1)
Curtailments                                                   (8)        (2)        (9)         -          -         (7)
Settlements                                                    (8)      (118)         -          -          -          -
Tranfers                                                       27         54          -          4          -          -
Plan modifications                                            (12)        64          -         (3)         -          -
Actuarial loss, net                                            62        109         20         28         38         34
Benefits paid                                                (114)      (139)       (80)       (17)       (16)       (12)
Special termination benefits                                    -          4          2          -          -          -
Other (foreign currency translation adjustments)             (168)      (200)        56        (37)       (31)         3
                                                         --------   --------   --------   --------   --------   --------
BENEFIT OBLIGATION AT THE END OF THE YEAR                E  1 439   E  1 580   E  2 712   E    206   E    219   E    274
                                                         ========   ========   ========   ========   ========   ========

CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at the beginning of the year        808       2049       2036          -          -          -
Actual return of plan assets                                   84        (85)      (265)         -          -          -
Employers' contributions                                       71         96         44         18         16         12
Plan participants' contributions                                2          2          8          -          -          -
Business combinations                                           -         14        551          -          -          -
Divestitures                                                  (25)      (980)      (315)         -          -          -
Settlements                                                    (8)      (118)         -          -          -          -
Tranfers                                                       22         75          -          -          -          -
Benefits paid                                                (114)      (138)       (64)       (18)       (16)       (12)
Other (foreign currency translation adjustments)              (71)      (107)        54          -          -          -
                                                         --------   --------   --------   --------   --------   --------
FAIR VALUE OF PLAN ASSETS AT THE END OF THE YEAR         E    769   E    808   E   2049   E      -   E      -   E      -
                                                         ========   ========   ========   ========   ========   ========

                                                                    Pension Benefits             Postretirement Benefits
                                                               2003       2002       2001       2003       2002       2001
                                                             --------   --------   --------   --------   --------   --------
                                                                                         (In millions)
FUNDED STATUS
Underfunded obligation (fair value of the invested funds)        (670)      (772)      (663)      (206)      (219)      (274)
Unrecognized actuarial (gain) loss                                356        424        480         54         54         37
Unrecognized prior service benefit                                 27         39        (70)        (2)        (4)        (4)
Unrecognized net transition asset                                   -          -        (16)         -          -          -
Write-off of prepaid on multi-employer scheme overtime (a)          -          -        (38)         -          -          -
Impacts of transition obligation, prior service costs and
 actuarial gains recognized with a different timing under
 local regulations and others                                       -         (1)       (76)         -          -         (1)
                                                             --------   --------   --------   --------   --------   --------
NET ACCRUED LIABILITY                                        E   (287)  E   (310)  E   (383)  E   (154)  E   (169)  E   (242)
                                                             ========   ========   ========   ========   ========   ========

NET ACCRUED LIABILITY

Pre-paid benefit cost                                        E     56   E     73   E    240   E      -   E      -   E      -
Accrued benefit liability                                        (343)      (383)      (623)      (154)      (169)      (242)
                                                             --------   --------   --------   --------   --------   --------
                                                             E   (287)  E   (310)  E   (383)  E   (154)  E   (169)  E   (242)
                                                             ========   ========   ========   ========   ========   ========

(a) Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since it is unlikely that they will be recoverable through future contribution holidays.

                                                               French GAAP Basis

The benefit obligation and the fair value of plan assets at year end by geographic area are as follows:

                                             -----------------------------------------------------------------------------
                                                         Pension Benefits              Postretirement Benefits
                                               2003          2002        2001         2003             2002        2001
                                             ----------   ----------  ----------    ---------       ---------    ---------
                                                                             (In millions)
BENEFIT OBLIGATION AT THE END OF THE YEAR

US companies                                        665          826        1108          189             201          257
French companies                                     60           79        1017            -               -            -
Other                                               714          675         587           17              18           17
                                            -----------  ----------- -----------   ----------      ----------   ----------
                                            E      1439  E      1580 E      2712   E      206      E      219   E      274
                                            ===========  =========== ===========   ==========      ==========   ==========
FAIR VALUE OF PLAN ASSETS AT THE END OF THE
YEAR

US companies                                        301          369         714            -               -            -
French companies                                     23           25         942            -               -            -
Other                                               445          414         393            -               -            -
                                            -----------  ----------- -----------   ----------      ----------   ----------
                                            E       769  E       808 E      2049   E        -      E        -   E        -
                                            ===========  =========== ===========   ==========      ==========   ==========


The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are shown in detail in the table below:

                                     ------------------------------------------
                                                  December 31,
                                         2003         2002           2001
                                     -----------  ------------   --------------
                                                  (In millions)
US COMPANIES

  Accumulated benefit obligation     E       644  E        799   E          984
  Projected benefit obligation               664           825             1108
  Plan assets at fair value                  300           368              714

UK COMPANIES

  Accumulated benefit obligation             272           310              216
  Projected benefit obligation               276           336              236
  Plan assets at fair value                  197           243              208

FRENCH COMPANIES

  Accumulated benefit obligation              38            56              262
  Projected benefit obligation                47            69              318
  Plan assets at fair value                    4            10               67

OTHER COMPANIES

  Accumulated benefit obligation             230           218              192
  Projected benefit obligation               245           232              202
  Plan assets at fair value                   53            39               19

TOTAL

  Accumulated benefit obligation     E      1184  E       1383   E         1654
  Projected benefit obligation       E      1232  E       1462   E         1864
  Plan assets at fair value          E       554  E        660   E         1008

The annual cost of employee benefit plans was E 117 million, E 198 million and E 31 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Vivendi Universal maintains three funded plans in France which are invested with insurance companies. The allocation of assets by category of the various plans is shown below:

                                         --------------------------------------------------------
                                                                   Fixed
                                         Equity      Property     Interest     Cash       Total
                                         ------      -------      --------     ----       -----
Corporate Supplementary Plan              7,5%         3,2%         74,4%      14,9%      100,0%
SFR Cegetel Group Supplementary Plan      2,8%         3,8%         79,0%      14,4%      100,0%
Canal+ Group IDR/IFC Plan                14,0%        14,0%         72,0%       0,0%      100,0%

The asset allocation remains fairly stable over time and the current asset allocation can be regarded as the target asset allocation. In preparing the disclosure, as in prior years, the expected return on assets was set equal to the discount rate for termination indemnity plans. The accumulated benefit obligations for pension plans in France were respectively E 47 million and E 62 million for the years ended December 31, 2003 and 2002. The weighted average assumptions used by the Company as of December 31, 2003 were based on a discount rate of 5%, an expected return on assets of 5% and annual compensation increases of 3.7%. The estimated contributions to these plans in 2004 are expected to be E 5.9 million.

NOTE 16 RESTRUCTURING COSTS

As of December 31, 2003, restructuring costs reported in the Consolidated Statement of Financial Position amount to E 185 million, comprised of E 169 million in provisions and E 16 million accrued for exit activities related to Seagram acquisition recorded in "other non-current liabilities and accrued expenses". (Please refer to Note 19)

                                                               French GAAP Basis

In connection with the merger transactions and the integration of several other significant acquisitions that occurred in 2000 and 2001 and the change in strategy in 2002, Vivendi Universal's management developed and committed to a variety of formal restructuring programs that were communicated to employees. The restructuring programs impacted several business segments and primarily related to the consolidation of facilities and related reductions in employee headcount. Costs incurred, include amounts associated with employee termination and early retirement programs, asset divestitures and costs associated with lease and other contract terminations. In addition to restructuring programs initiated by Vivendi Universal, certain of the acquired businesses had initiated and were executing their own restructuring programs at the time of acquisition. Vivendi Universal evaluated these programs at the time of acquisition to determine whether they were consistent with the integration strategy. If consistent, restructuring reserves were established through purchase accounting and are reflected as "Changes in scope of consolidation and purchase accounting adjustments" in the following summary of reserves for restructuring:

                                                               French GAAP Basis

                                                                 Vivendi      Vivendi
                                          Canal+    Universal   Universal    Universal    SFR Cegetel   Maroc
                                          Group    Music Group    Games    Entertainment      Group    Telecom
                                          ------   -----------  ---------  -------------  -----------  -------
                                                                                              (In millions)
EMPLOYEE TERMINATION RESERVES

 BALANCE AT DECEMBER 31, 2001             E  -        E    -      E  19       E    -        E   -      E    -
  Changes in scope of consolidation and
  purchase accounting adjustments            -             -          -            -            -           -
  Additions charged to income                -             -          -            -            -           -
  Utilization                                -             -        (16)           -            -           -
  Reversals                                  -             -          -            -            -           -
                                          ----        ------      -----       ------        -----       -----
 BALANCE AT DECEMBER 31, 2002             E  -        E    -      E   3       E    -        E   -      E    -
  Changes in scope of consolidation and
  purchase accounting adjustments            -             -         (6)           -            -           -
  Additions charged to income               32             -         16            -            -           2
  Utilization                                -             -         (2)           -            -           -
  Reversals                                  -             -          -            -            -           -
                                          ----        ------      -----       ------        -----       -----
 BALANCE AT DECEMBER 31, 2003             E 32        E    -      E  11       E    -        E   -      E    2
                                          ====        ======      =====       ======        =====       =====
OTHER RESTRUCTURING RESERVES
 BALANCE AT DECEMBER 31, 2001             E 15        E  117      E   -       E   29        E   -      E    -
  Changes in scope of consolidation and
  purchase accounting adjustments           79             -          -            -            -           -
  Additions charged to income               (8)            -          -            -            -           -
  Utilization                              (25)         (117)         -          (29)           -           -
  Reversals                                (48)            -          -            -            -           -
                                          ----        ------      -----       ------        -----       -----
 BALANCE AT DECEMBER 31, 2002             E 13        E    -      E   -       E    -        E   -      E    -
  Changes in scope of consolidation and
  purchase accounting adjustments            4             -          4            -            -           -
  Additions charged to income                -            80          -            -            -           -
  Utilization                               (4)           (8)        (3)           -            -           -
  Reversals                                 (7)           (5)         -            -            -           -
                                          ----        ------      -----       ------        -----       -----
 BALANCE AT DECEMBER 31, 2003             E  6        E   67      E   1       E    -        E   -       E   -
                                          ====        ======      =====       ======        =====       =====
TOTAL RESTRUCTURING RESERVES
                                          ----        ------      -----       ------        -----       -----
 BALANCE AT DECEMBER 31, 2003             E 38        E   67      E  12       E    -        E   -       E   2
                                          ====        ======      =====       ======        =====       =====

                                          Holding                              Total
                                            and                  Veolia       Vivendi
                                         Corporate    Other   Environnement  Universal
                                         ---------  --------  -------------  ---------

EMPLOYEE TERMINATION RESERVES

 BALANCE AT DECEMBER 31, 2001             E  68       E  33      E   42       E  162
  Changes in scope of consolidation and
  purchase accounting adjustments             -          10         (28)         (18)
  Additions charged to income                 -          60          21           81
  Utilization                               (68)        (63)        (35)        (182)
  Reversals                                   -         (17)          -          (17)
                                          -----       -----      ------       ------
 BALANCE AT DECEMBER 31, 2002             E   -       E  23      E    -       E   26
  Changes in scope of consolidation and
  purchase accounting adjustments             -          (1)         na*          (7)
  Additions charged to income                 -          27          na*          77
  Utilization                                 -         (16)         na*         (18)
  Reversals                                   -         (10)         na*         (10)
                                          -----       -----      ------       ------
 BALANCE AT DECEMBER 31, 2003             E   -       E  23          na*      E   68
                                          =====       =====      ======       ======
OTHER RESTRUCTURING RESERVES
 BALANCE AT DECEMBER 31, 2001             E  86       E  30      E   36       E  313
  Changes in scope of consolidation and
  purchase accounting adjustments             -          (6)        (34)          39
  Additions charged to income                 -          18          20           30
  Utilization                               (30)        (13)        (21)        (235)
  Reversals                                   -         (11)         (1)         (60)
                                          -----       -----      ------       ------
 BALANCE AT DECEMBER 31, 2002             E  56       E  18      E    -       E   87
  Changes in scope of consolidation and
  purchase accounting adjustments             -           -          na*           8
  Additions charged to income                 5          22          na*         107
  Utilization                               (15)        (10)         na*         (40)
  Reversals                                 (25)         (8)         na*         (45)
                                          -----       -----      ------       ------
 BALANCE AT DECEMBER 31, 2003             E  21       E  22          na*      E  116
                                          =====       =====      ======       ======
TOTAL RESTRUCTURING RESERVES
                                          -----       -----      ------       ------
 BALANCE AT DECEMBER 31, 2003             E  21       E  45          na*      E  185
                                          =====       =====      ======       ======

*na: non applicable.

                                                               French GAAP Basis

SEAGRAM ACQUISITION

In connection with the acquisition and integration of Seagram, Vivendi Universal management developed a formal exit activity plan that was committed to by management and communicated to employees at the time the merger was consummated. The E400 million accrual for exit activities consists principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies. At Universal Music Group, employee termination reserves of E5 million and other restructuring reserves of E140 million were established. At December 31, 2001, all of the employee termination reserves and E23 million of the other restructuring reserves had been utilized. In 2002, the remaining part of the latter has been utilized. Other restructuring reserves of E51 million were established at Vivendi Universal Entertainment, of which E22 million had been utilized by December 31, 2001. The remaining part of the latter has been utilized in 2002. At Holding level employee termination reserves of E118 million and other restructuring reserves of E86 million were established. At December 31, 2002, the total of the employee termination reserves and E30 million of the other restructuring reserves had been utilized. As of December 31,2003, the remaining restructuring reserves amount to E16 million.

CANAL+ GROUP

Restructuring reserves of E24 million were established in 2001 by Canal+ Horizons. Of the total, approximately E9 million related to their withdrawal from Maghreb and the Middle East (primarily contract termination fees), of which E1 million had been utilized by December 31, 2001. The remaining E15 million related to antenna restructuring, of which E8 million in contract termination fees were paid to American Studios in 2001. The E20 million restructuring reserve related to the operations of Canal+
Group, which was established as a result of the Merger Transactions, was reclassified to operating liabilities. As at the beginning of 2002, following purchase of Wizja TV platform to UPC, Canal+ Group's stake in TKP increased which led to change the consolidation method from equity method to full integration. This change was responsible for scope entry in the restructuring provision amounting to E93 million in the consolidated balance-sheet corresponding to the restructuring of this new platform. The decrease of the provision during 2002 amounted to E70 million. The related currency translation adjustment amounted to E13 million. It reduced therefore the global provision as of December 31, 2002 to E9 million. By the end of 2002, this provision can be detailed as follows: closing of the British subsidiary amount to E3 million, change of subscribers cards and loading new software to Wizja decoders to make them ready to work on one encryption system (E2 million), administrative issues: down-sizing of offices (E2 million), technical issues amount to E2 million and correspond to secure encryption systems and set up software for interactive services. In 2003, employee termination reserves of E32 million were established as part of corporate restructuring programs of which the most important were implemented at Canal+ SA, Canal+ Group, StudioCanal and Expand. Other restructuring costs of E6 million are related to the divestitures in channels abroad.

UNIVERSAL MUSIC GROUP

As of December 31, 2003, other restructuring costs for E67 million are mainly due to the cost reduction policy (Project Silver Lining) which was implemented to cope with the decline of the music market. Project Silver Lining was implemented in key cost areas across all countries in order to align the cost base with further projected market declines. The result is a variety of country rationalisations in the artist and repertoire (A&R), marketing and overhead areas. This policy was mainly implemented in Germany (distribution, manufacturing, central operations) and at the headquarters (international marketing).Other restructuring costs are also linked to label re-organisations mainly in the US (Geffen, Interscope).

VIVENDI UNIVERSAL GAMES

In 2001, restructuring programs related to logistic reorganization and centralization of shared services continued throughout the year, resulting in the termination of 887 employees for E18 million and the utilization of other restructuring reserves for E27 million. Additional reserves of E33 million were recorded for the closure and downsizing of two studios, including E13 million for the termination of 337 employees. As of December
31, 2002, the remaining provision for restructuring amounted to E3 million and was utilized in 2003. As of December 31, 2003, employee termination reserves for E11 million relates to employee severance linked to restructuration plans initiated throughout the financial year. Other restructuring costs for E1 million relates to old plans on facility allocations of rent and depreciation of abandon facilities.

OTHER

PUBLISHING

In 2001, restructuring reserves of E8 million at Grupo Anaya were recorded due to a change in local legislation, which increased employee termination costs. 37 employees were terminated in 2001 at a cost of E3 million. At the education division, approximately 100 employees were terminated in 2001 related to the downsizing of corporate functions and reorganization of logistics in France, Belgium, Brazil and the US for E12 million. Additional reserves of E15 million were recorded in order to complete the plan. At the information division restructuring reserves of E6 million were utilized in connection with the centralization of Comareg's headquarters in Lyon. Additional reserves of E10 million were recorded for a new plan initiated for the merger of the consumer press titles. The restructuring program for the centralization of shared services at the business-to-business division was abandoned generating a E6 million reversal of reserves. The services division have implemented a new plan to close a logistic site at a cost of E8 million, E5 million of which relate to employee termination reserves for 63 employees. The health division completed the closure of its London headquarters and other administrative reorganization plans, utilizing E21 million in employee termination and other restructuring reserves. As of December 31, 2002, the remaining provisions for restructuring mainly related to Consumer Press Division (E2 million) which was sold in February 2003.

INTERNET

As the result of the general dotcom slowdown, Vivendi Universal's Internet business has made significant changes to its business strategy. In 2001, this resulted in restructuring programs involving employee reduction and other costs associated with the reorganization and reallocation of business. In the US, Flipside finalized a restructuring plan in connection with the acquisition of Uproar. The total costs of the plan amount to approximately E15 million comprised of E9 million in severance and employee termination costs and E6 million in facility exits costs, including assets write downs, lease terminations and other exit costs. Additionally, the consolidation of all US Web properties into a single entity called Vivendi Universal Net USA has resulted in a restructuring plan in 2001. Costs associated with this plan are expected to total E4 million, 95% of which relate to facility and other exit costs. In Europe, restructuring of education and entertainment activities, horizontal portals and support and services activities are expected to cost E18 million, of which employee termination costs account for E10 million and other restructuring costs for E8 million.

Further to Group refocusing strategy implemented in the mid-2002, the restructuring process started in 2001 has been accelerated with a comprehensive plan to either reclassify certain units into other group divisions, or to dispose off others or to shut down those with no foreseeable earning potential. The net loss for year was therefore impacted by this restructuring program including employee termination, and other exit costs for a total amount of E59 million. In Europe, Scoot's was shut down and this resulted in an E17 million cost on the year including both employee termination costs and other exit costs such as contract's termination with various suppliers. Vivendi Universal Net holding incorporated a E17 million provision as of December
31, 2002 connected with the holding closing process and the risk or costs with other subsidiaries foreseeable close down. In the US, Get Music was shut down and long term liabilities related to lease agreements were reserved for a total amount of E8 million. Vivendi Universal Net USA holding company was downsized resulting in E9 million severance payments to employees.

As of December 31, 2003, employee termination reserves for E23 million are related to the termination plan implemented in Europe (mainly E-Brands, CanalNumedia, Allocine) and to litigation issues (Scoot and CanalNumedia). Other restructuring costs for E16 million are related to the closing of offices in the US (Ad2one, Atviso) and in Europe (VUNet), as well as copyright issues in the US.

                                                               French GAAP Basis

VEOLIA ENVIRONNEMENT

Over the past few years, Veolia Environnement (VE) has engaged in several plans to restructure its activities, particularly to rationalize its regional organization.

Concurrently with the acquisition of US Filter in April 1999, VE designed and implemented a restructuring plan to streamline its manufacturing and production base, redesign its distribution network, improve its efficiency and enhance its competitiveness. The restructuring plan focused on two primary activities: (i) the combination of certain US Filter operating groups outside the United States with OTV and (ii) the combination and restructuring of the remaining US Filter entities, primarily in North America, with the operations of PSG, a subsidiary of Aqua Alliance. These restructuring plans identified certain manufacturing facilities, distribution sites, sales and administration offices and related assets that became redundant or non-strategic upon consummation of the transaction. The original costs associated with these plans totalled E109 million and were included in the purchase price allocation for US Filter.

The combination of US Filter International with OTV, to create Vivendi Water Systems, was achieved through several restructuring plans. This plan involved the closure or sale of three facilities and the significant down-sizing of a fourth, costs totalled E38 million of which E29 million was for severance costs and other costs associated of E9 million. This plan extended until the beginning of 2002 due to significant legal constraints requiring long termination periods. During 2001, 17 employees (including 8 executives) were terminated for a total cost of approximately E13 million.
In 2002, the restructuring plan was almost completed. Plans related to the other locations involved severance costs of E16 million in connection with the termination of approximately 147 employees and E16 million in facility exit costs. These plans were completed in 2001. In the North American restructuring plan, the E9 million in severance and employee termination costs related to a reduction in the combined workforce of 443 employees (66 management employees, 111 administrative employees, 234 manufacturing employees and 32 sales employees). The E37 million of facility exit costs consisted of lease termination costs of E20 million and other related charges of E17 million (primarily pension termination accruals). In 1999, E13 million of preexisting PSG accruals were added to the North American restructuring plan. To complete, additional reserves of E11 million were recorded in 2000 as adjustments to the cost of US Filter International. As of December 31, 2001,
E18 million of the original reserves remained, consisting primarily of lease terminations with extended payment terms and pension termination benefits that will be paid to participants upon settlement of the related plans. Additionally, due to the continued decline in North America, US Filter initiated a new restructuring program in 2001 to reduce headcount and consolidate its manufacturing capacity. Under this program, restructuring reserves of E18 million were established in connection with the termination of 696 employees, including 264 professionals. During 2001, E4 million of the reserves were utilized and 142 employees were terminated. Five surface preparation regional headquarters have been combined into two service centers and five manufactory facilities and an after-market facility have been closed. Also in response to the business conditions certain regeneration plants were identified for closure and the company exited the copper etchant recovery business. At December 31, 2001, E14 million of the new reserves remained unutilized.

In connection with the acquisitions of Apa Nova Bucuresti and the ex-services division of EDF in 2001, restructuring reserves were established through purchase accounting. As part of the integration of Apa Nova Bucuresti, a restructuring plan was implemented to terminate approximately 1,700 employees, of which 85 were professionals. Employee termination reserves of E19 million were established, primarily related to severance, of which E12 million was utilized in connection with the termination of 1,200 employees in 2001. As part of the integration of the ex-services division of EDF with their existing operations, Dalkia implemented a restructuring plan to terminate 80 employees, of which 42 were professionals. Employee termination reserves of approximately E5 million were established, none of which was unutilized in 2001.

Following the divestitures and dilution which occurred in 2002, Veolia Environnement has been accounted for using the equity method since December 31, 2002. Thus, at that date, restructuring reserves recorded by this subsidiary have been deconsolidated.

NOTE 17 FINANCIAL NET DEBT

         17.1. FINANCIAL NET DEBT AT DECEMBER 31, 2003, 2002 AND 2001

Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company's indebtedness. Financial net debt is calculated as a simple sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal's Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal's debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal's management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal's debt covenants.

                                                               French GAAP Basis

                                                                                        DECEMBER 31, 2003
                                                             ----------------------------------------------------------------------
                                                                              Bank Overdrafts and Other Short-Term
                                                                                           Borrowings
                                                                            -----------------------------------------
                                                                              Current
                                                                            Portion of
                                                             Long-Term      Long-Term      Other Short-   Total Short-
                                                               Debt            Debt         Term Debt      Term Debt        Total
                                                             ---------      ----------     ------------   ------------    ---------
                                                                                           (In millions)
E3 billion multicurrency revolving credit facility           E       -      E        -     E        992   E       992     E     992
E2.5 billion dual facility                                       1 000               -                -             -         1 000
VUE securitization program                                         602               -                -             -           602
VUE - $920 million loan agreement                                  739               -                -             -           739
Finance leases                                                     196 (b)           -                -             -           196
Other secured debt                                                 194 (c)           -                2             2           196
                                                             ---------      ----------     ------------   -----------     ---------
     TOTAL SECURED DEBT                                 (a)  E   2 731      E        -     E        994   E       994     E   3 725
                                                             ---------      ----------     ------------   -----------     ---------
VUE series A and B preferred stocks                              2 097 (d)           -                -             -         2 097
Other                                                              360 (c)         624              520         1 144         1 504
                                                             ---------      ----------     ------------   -----------     ---------
     TOTAL UNSECURED SUBSIDIARIES' DEBT                      E   2 457      E      624     E        520   E     1 144     E   3 601
                                                             ---------      ----------     ------------   -----------     ---------
Senior notes 9.25% - 9.5% (2010)                                 1 076               -                -             -         1 076
Senior notes 6.25% (2008)                                        1 283               -                -             -         1 283
Veolia Environnement exchangeable 2% (March 2006)                   28 (e)           -                -             -            28
Vivendi Universal convertible 1.25% (OCEANE - January 2004)          -           1 699 (f)            -         1 699         1 699
Vinci exchangeable 1% (March 2006)                                 527               -                -             -           527
Sogecable exchangeable 1.75% (October 2008)                        605               -                -             -           605
Seagram remaining credit lines                                      28               -                -             -            28
Subordinated securities (up to 2023)                                17               -                -             -            17
Other                                                              869 (c)         748              217           965         1 834
                                                             ---------      ----------     ------------   -----------     ---------
     TOTAL OTHER UNSECURED DEBT                              E   4 433      E    2 447     E        217   E     2 664     E   7 097
                                                             ---------      ----------     ------------   -----------     ---------
GROSS DEBT                                                   E   9 621      E    3 071     E      1 731   E     4 802 (g) E  14 423
                                                             =========      ==========     ============   ===========     ---------
Cash and cash equivalents                                                                                                 E  (2 858)
                                                                                                                          =========
FINANCIAL NET DEBT                                                                                                        E  11 565
                                                                                                                          =========

(a) The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors' assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(b) Finance lease contracts that may include a purchase option in favor of the lessee (French "credit bail" contracts), also include various rental guarantees relating to real-estate defeasance transactions.

(c) Comprised of numerous individual items (of which bonds of E742 million and other financial long-term debt of E681 million) for a total of E781 million in fixed interest rate debt with interest rates ranging from 0% to 9.25%, maturing from 2005 to 2040 and E642 million in variable interest rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR GBP 6 months +2.25%, maturing from 2005 to 2009.

(d) In May 2002, Vivendi Universal acquired the entertainment assets of InterActiveCorp. Following this transaction, IACI received VUE A and
     B preferred stocks, the liquidation amount of which was $750 million and $1.75 billion respectively (the latter being refundable against 56.6 million common shares in IACI, via put and call options agreed between Vivendi Universal and IACI). These preferred stocks have the following characteristics:

     - series A preferred stock: Paid-In-Kind (PIK) interest at 5% per year; maturity on the 20th anniversary of the closing (ie May 2022).

     - series B preferred stock: cash interest at 3.6% and PIK interest at 1.4% per year; refundable on Vivendi Universal's or IACI's initiative after 20 years.

(e) Following the exercise of a put by investors in March 2003, Vivendi Universal reimbursed most of these bonds exchangeables in Veolia Environnement shares for a total cost of E1.8 billion.

(f) As at December 31, 2003, 6,023,946 bonds were outstanding. They were fully repaid in cash in January 2004.

(g) Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, E3,424 million is fixed interest rate debt with interest rates ranging from 0% to 9% and E1,378 million is variable interest rate debt with interest rates of EURIBOR 3 months -0.3% and LIBOR USD 1 year +8%.

                                                               French GAAP Basis

                                                                                DECEMBER 31, 2002
                                                ---------------------------------------------------------------------------------
                                                                       Bank Overdrafts and Other Short-Term
                                                                                 Borrowings
                                                                ------------------------------------------------
                                                                      Current
                                                                     Portion of
                                                     Long-Term       Long-Term   Other Short-       Total Short-
                                                        Debt            Debt     Term Debt          Term Debt             Total
                                                     ---------       ---------   ----------         ---------          ----------
                                                                                (In millions)
E3 billion multicurrency revolving credit
facility                                             E       -       E       -    E   3 000         E   3 000          E    3 000
VUE - $1,62 billion loan                                     -               -        1 573             1 573               1 573
Finance leases                                             274               -            -                 -                 274
Other secured debt                                         507  (b)         20        1 645 (c)         1 665               2 172
                                                     ---------       ---------    ---------         ---------          ----------
 TOTAL SECURED DEBT                             (a)  E     781       E      20    E   6 218         E   6 238          E    7 019
                                                     ---------       ---------    ---------         ---------          ----------
VUE series A and B preferred stocks                      2 507               -            -                 -               2 507
Other                                                    1 355  (b)        120          651               771               2 126
                                                     ---------       ---------    ---------         ---------          ----------
 TOTAL UNSECURED SUBSIDIARIES' DEBT                  E   3 862       E     120    E     651         E     771          E    4 633
                                                     ---------       ---------    ---------         ---------          ----------
Veolia Environnement exchangeable 2%                     1 809               -            -                 -               1 809
Vivendi Universal convertible OCEANE 1.25%               1 699               -            -                 -               1 699
Vinci exchangeable 1%                                      527               -            -                 -                 527
BSkyB exchangeable 1%                                        -           1 440            -             1 440               1 440
Seagram remaining debt                                      98               -            -                 -                  98
Subordinated securities                                     25               -            -                 -                  25
Other                                                    1 654  (b)        416           312              728               2 382
                                                     ---------       ---------    ----------        ---------          ----------
 TOTAL OTHER UNSECURED DEBT                          E   5 812       E   1 856    E      312        E   2 168          E    7 980
                                                     ---------       ---------    ----------        ---------          ----------
GROSS DEBT                                           E  10 455       E   1 996    E    7 181        E   9 177 (d)      E   19 632
                                                     =========       =========    ==========        =========          ==========
Cash and cash equivalents                                                                                                  (7 295)
                                                                                                                       ----------
FINANCIAL NET DEBT                                                                                                     E   12 337
                                                                                                                       ==========

(a) The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors' assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(b) Comprised of numerous individual items for a total of E2,309 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040 and E1,207 million in variable interest rate debt with interest rates ranging from LIBOR GBP -0.58% to EURIBOR +3%, maturing from 2004 to 2012.

(c) Including a E850 million revolving credit facility, Societe Generale's E215 million and E275 million revolving credit facilities and CDC IXIS's E200 million revolving credit facility.

(d) Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, E1,501 million are in fixed interest rate debt with interest rates ranging from 1% to 6.5% and E7,676 million are variable interest rate debt with interest rates of EURIBOR +0% and LIBOR USD +5%.

                                                               French GAAP Basis

The significant reduction of financial net debt as December 31, 2002 primarily results from the accounting of Veolia Environnement using the equity method from December 31, 2002.

                                                                                December 31, 2002
                                                ---------------------------------------------------------------------------------
                                                                       Bank Overdrafts and Other Short-Term
                                                                                 Borrowings
                                                                ------------------------------------------------
                                                                      Current
                                                                     Portion of
                                                     Long-Term       Long-Term   Other Short-       Total Short-
                                                        Debt            Debt      Term Debt          Term Debt            Total
                                                     ---------       ---------   ------------       ------------       ----------
                                                                                (In millions)
Finance leases                                             997              -            -                  -                997
Other secured debt                                       1 602 (b)          -          397                397              1 999
                                                     ---------       --------    ---------          ---------          ---------
 TOTAL SECURED DEBT                             (a)  E   2 599       E      -    E     397          E     397          E   2 996
                                                     ---------       --------    ---------          ---------          ---------
Veolia Environnement (VE) exchangeable 1.5%
issued by VE                                             1 535              -            -                  -              1 535
Other                                                   11 782 (b)         44        7 327              7 371             19 153
                                                     ---------       --------    ---------          ---------          ---------
 TOTAL UNSECURED SUBSIDIARIES' DEBT                  E  13 317       E     44    E   7 327          E   7 371          E  20 688
                                                     ---------       --------    ---------          ---------          ---------
Veolia Environnement exchangeable 2%                     1 809              -            -                  -              1 809
Vivendi Universal convertible 1.25%                      1 699              -            -                  -              1 699
Vinci exchangeable 1%                                      527              -            -                  -                527
BSkyB exchangeable 0,5%                                  3 948                           -                  -              3 948
BSkyB exchangeable 1%                                    1 440              -            -                  -              1 440
BSkyB exchangeable 3%                                      117              -            -                  -                117
Seagram remaining debt                                     354              -            -                  -                354
Other                                                    1 967 (b)        658        5 577              6 235              8 202
                                                     ---------       --------    ---------          ---------          ---------
 TOTAL OTHER UNSECURED DEBT                          E  11 861       E    658    E   5 577          E   6 235          E  18 096
                                                     ---------       --------    ---------          ---------          ---------
GROSS DEBT                                           E  27 777       E    702    E  13 301          E  14 003 (c)      E  41 780
                                                     =========       ========    =========          =========          =========
Cash and cash equivalents                                                                                                 (4 725)
                                                                                                                       ---------
FINANCIAL NET DEBT                                                                                                     E  37 055
                                                                                                                       =========

(a) The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors' assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(b) Comprised of numerous individual items for a total amount of E6,832 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2003 to 2040 and E8,519 million in variable interest rate debt with interest rates ranging from EURIBOR -0.27% to EURIBOR +8.5%, maturing from 2003 to 2018.

(c) Comprised of numerous individual items for a total amount of E1,003 million in fixed interest rate debt with interest rates ranging from 0% to 13.9% and E13,000 million in variable interest rate debt with interest rates ranging from EURIBOR -0.60% to EURIBOR +4%.

            17.2. SUPPLEMENTAL INFORMATION REGARDING LONG - TERM DEBT

                                                          December 31,
                                                 2003         2002          2001
                                             -----------   -----------   ----------
TOTAL LONG-TERM DEBT DETAILED BY:                       (In millions)
 Currency:
  EUR                                        E     4 262   E     7 146   E   18 077
  USD                                              5 154         2 933        4 443
  GBP                                                205           288        4 229
  Other                                                -            88        1 028
                                             -----------   -----------   ----------
  TOTAL                                      E     9 621   E    10 455   E   27 777
                                             ===========   ===========   ==========
 Maturity:
  Due between one and two years              E       473   E     2 878   E    3 434
  Due between two and five years                   5 800         4 013       14 288
  Due after five years                             3 348         3 564       10 055
                                             -----------   -----------   ----------
  TOTAL                                      E     9 621   E    10 455   E   27 777
                                             ===========   ===========   ==========
 Nature of interest rate:
  Fixed interest rate                        E     6 866   E     8 925   E   18 646
  Variable interest rate                           2 755         1 530        9 131
                                             -----------   -----------   ----------
  TOTAL                                      E     9 621   E    10 455   E   27 777
                                             ===========   ===========   ==========

                                                               French GAAP Basis

NOTE 18 FINANCIAL INSTRUMENTS

Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

            18.1. INTEREST RATE RISK MANAGEMENT

Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. The average gross debt in 2003 was E16.4 billion, respectively E10.1 billion fixed rate and E6.3 billion floating rate. In 2003, the average rate was 4.09%. After interest rate management, the average cost of gross debt was 4.82% with a fixed rate ratio of 100%. Before interest rate management and assuming a constant financial structure, an increase of 1% in interest rate in 2003 would have generated a supplementary expense of E63 million. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt.

The following table summarizes information about Vivendi Universal's interest rate risk management instruments:

                                           December 31,
                                        2003         2002
                                        ----         ----
                                          (In millions)
PAY-VARIABLE INTEREST RATE SWAPS
 Notional amount of indebtedness    E    1 018   E    626
 Average interest rate paid               3,65%      2,85%
 Average interest rate received           6,33%      5,80%
 Expiry:
  Due within one year               E      487   E    387
  Due between two and five years           531        208
  Due after five years                       -         31

PAY-FIXED INTEREST RATE SWAPS
 Notional amount of indebtedness    E    6 321   E  8 492
 Average interest rate paid               4,46%      4,50%
 Average interest rate received           2,09%      2,82%
 Expiry:
  Due within one year               E    2 668   E  1 818
  Due between two and five years         3 043      4 410
  Due after five years                     610      2 264

INTEREST RATE COLLARS
 Notional amount of indebtedness    E      457   E      -
 Guarantee rate written                   4,60%         -
 Guarantee rate bought                    2,50%         -
 Expiry:
  Due between two and five years           457          -

SWAPTIONS
 Notional amount of indebtedness    E       61   E      -
 Strike                                   5,42%         -
 Expiry:
  Due between two and five years            61          -

The following schedule presents the net balance after interest risk management as of December 31, 2003:

                                                                                 Due within one    Due between two   Due after five
                                                                    Total          year (a)        and five years       years
                                                                ------------     -----------      -------------      -----------
                                                                                          (In millions)
Gross debt                                                      E     14 423     E     7 558      E       3 724      E     3 141
Cash and cash equivalents                                             (2 858)         (2 858)                 -                -
                                                                ------------     -----------      -------------      -----------
NET BALANCE BEFORE INTEREST RATE RISK MANAGEMENT                E     11 565     E     4 700      E       3 724      E     3 141
Notional amount of the swaps (off Consolidated Statement of
Financial Position)                                                        -          (3 122)             2 512              610
                                                                ------------     -----------      -------------      -----------
NET BALANCE AFTER INTEREST RATE RISK MANAGEMENT                 E     11 565     E     1 578      E       6 236      E     3 751
                                                                ============     ===========      =============      ===========

(a)      Includes debt that is subject to variable interest.

                                                               French GAAP Basis

            18.2. FOREIGN CURRENCY RISK MANAGEMENT

Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts and currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. At December 31, 2003, Vivendi Universal had effectively hedged approximately 98% of its estimated foreign currency exposures, related to anticipated cash flows to be remitted over the following year and exposure related to the debt. The principal currencies financially hedged were the US dollar, Japanese yen, British pound and Canadian dollar. In respect to the residual E69 million that are not hedged an unfavorable evolution of 10% in euro exchange rate could have generated a supplementary expense of E7 million.

Furthermore, the impact of an hypothetic 8% change of the Euro/Dollar exchange rate(4) on Vivendi Universal's operating indicators would be as follows:

- a positive change (appreciation of the Dollar) would lead to an increase of about 4% in revenue, 2% in the operating income and 3% in net cash flow provided by operating activities;

- a negative change would lead to a decrease of about 3% in revenue, 2% of in operating income and 2% of in net cash flow provided by operating activities.

The following table summarizes information about Vivendi Universal's foreign currency risk management instruments:

                                                   December 31,
                                                2003        2002
                                                ----        ----
                                                  (In millions)
FORWARD CONTRACTS:
 Notional amount                             E      73   E     3 453
 Sale against the euro                               -         3 315
 Sale against other currencies                       2            46
 Purchase against the euro                          69            45
 Purchase against other currencies                   2            47
 Expiry:
  Due within one year                        E      73   E     3 453

CURRENCY SWAPS:
 Notional amount                             E   1 834   E     2 217
 Sale against the euro                             864         1 437
 Sale against other currencies                     369            93
 Purchase against the euro                         224           594
 Purchase against other currencies                 377            93
 Expiry:
  Due within one year                        E   1 834   E     2 217

            18.3. EQUITY MARKET RISK MANAGEMENT

Vivendi Universal's exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. Before equity market risk management, a decrease of 10% in the fair value of our portfolio investments-securities would have generated a decrease of E203 million in the value of these assets.

During 2003 and 2002, Vivendi Universal also hedged certain equity-linked debts using specialized indexed swaps.

                                                      December 31,
                                                  2003           2002
                                                  ----           ----
                                                     (In millions)
EQUITY-LINKED SWAPS:
 Notional amount                                 E   37       E    266
 Expiry:
 Due within one year                             E    -       E    132
 Due between two and five years                      37             11
 Due after five years (maximum 8 years)               -            123

TOTAL RETURN SWAPS:
 Notional amount (a)                             E    -       E    788
 Expiry:
 Due within one year                             E    -       E    788

(a) Relates to AOL Europe total return swap put in place with LineInvest in 2001. It was unwound in 2003 following the exercise by AOL Time Warner of its call options on the AOL Europe shares.

Vivendi Universal also entered into various call option agreements to hedge other debt or commitments.

(4)Average rate used in 2003: 1 E =1.120$

                                                               French GAAP Basis

                                                                December 31,
                                                        2003                    2002
                                                        ----                    ----
CALL OPTION PURCHASED
 Vinci shares                           (a)
  Number of shares                                          6 817 684          5 266 390
  Maximum exercise amount (in millions)              E            636   E            468
  Expiration date                                          March 2006         March 2006
 Treasury shares                        (b)
  Number of shares                                         35 106 349         36 084 147
  Maximum exercise amount (in millions)              E          2 292   E          2 320
  Expiration date                                       December 2008      December 2008
 Veolia Environnement warrants          (c)
  Number of warrants                                      218 255 690        218 255 690
  Maximum exercise amount (in millions)              E          1 715   E          1 715
  Expiration date                                          March 2006         March 2006
CALL OPTION SOLD
 Veolia Environnement                   (d)
  Number of shares                                         82 486 072         82 486 072
  Exercise amount (in millions)                      E          2 186   E          2 186
  Expiration date                                       December 2004      December 2004

(a) These options have been purchased in June 2002 and September 2003 in order to allow Vivendi Universal to deliver, if necessary, Vinci shares at the maturity date of the exchangeable bond issued in March 2001.

(b) These options have been purchased in June 2001, December 2002 and December 2003 in order to allow Vivendi Universal to deliver shares at the exercise of stock option plans granted to the employees. According to the present stock price, a maximum amount of E80 million could be paid by Vivendi Universal to acquire shares that are in the money.

(c) These warrants have been given in December 2001 to the shareholders of Veolia Environnement and allow their holders to acquire Veolia Environnement shares at E55 per share with a ratio of one share for seven warrants. These warrants should have allowed Vivendi Universal to deliver Veolia Environnement shares at the initial maturity date (March
         2006) of the exchangeable bond issued in March 2001. As this bond has been already repaid in cash in March 2003 and according to the present market price of the Veolia Environnement share, these warrants should not be exercised.

(d) These options, sold in December 2002 to a group of investors, entitle these investors to acquire the remaining shareholding of Vivendi Universal in Veolia Environnement at any time until December 23, 2004 at an exercise price of E26.50 per share.

            18.4. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2003, and 2002, Vivendi Universal's financial instruments included cash and cash equivalents, marketable securities, accounts receivable, investments, accounts payable, gross debt, interest rate, foreign currency and equity market risk management contracts. The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, bank overdrafts and other short-term borrowings approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

                                                                                       December 31,
                                                                             2003                      2002
                                                                     ----------------------    ----------------------
                                                                     Carrying    Gross Fair    Carrying    Gross Fair
                                                                      Value        Value         Value       Value
                                                                     ---------   ----------    ---------  ----------
                                                                                     (In millions)
Other investments                                          (a)       E  3 549   E    3 909    E   4 138   E   4 138
Long-term debt                                                          9 621       10 294       10 455      10 622
Foreign currency instruments and interest rate agreements:
  Interest rate swaps                                      (b)           (228)        (257)        (241)       (257)
  Interest rate collars                                                     -            1            -           -
  Currency swaps                                                           20           20           44          44
  Forward exchange contracts                                               (4)          (4)         106         106
  Puts and calls on marketable securities                  (b)              -            -         (104)       (104)
                                                                     --------    ---------     --------   ---------
                                                                     E   (212)   E    (240)   E    (195)  E    (211)
                                                                     ========    =========     ========   =========

(a) As of December 31, 2002, due to the provisions recognized, the net carrying value of the investments corresponds to their fair value.

(b) In addition to accrued interests, provisions were recorded on these elements in respect to potential losses at December 31, 2002 and 2003.

            18.5. CREDIT CONCENTRATIONS AND COUNTER-PARTY RISK

Vivendi Universal minimizes its credit concentration and counter-parties risk by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal's receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, of the group's activities' presence in many geographic areas, and the diversification of our portfolio among instruments and issuers.

                                                               French GAAP Basis

NOTE 19 OTHER NON-CURRENT LIABILITIES AND ACCRUED EXPENSES

                                                                                       December 31,
                                                                              2003         2002       2001
                                                                           --------     --------   --------
                                                                                      (In millions)
Sports rights                                                              E    695     E  1 065   E  1 440
Medium-term vendor credits                                                        -            -        847
Royalties payable, participations and commitments                             1 101        1 386        911
Accrued compensation and other benefits                                          23          184        402
Accrual for exit activities related to the acquisition of Seagram                16           56        300
Contingent price adjustment towards Rondor's previous shareholders                -          223        134
Other                                                                           572          980      1 654
                                                                           --------     --------   --------
TOTAL OTHER NON-CURRENT LIABILITIES AND ACCRUED EXPENSES                   E  2 407     E  3 894   E  5 688
                                                                           ========     ========   ========

NOTE 20 ACCOUNTS PAYABLE

                                                                December 31,
                                                       2003        2002         2001
                                                     ---------   ----------   ----------
                                                               (In millions)
Trade accounts payable and other                     E  11 335   E   11 955   E   19 178
Social costs payable                                       926        1 318        7 236
                                                     ---------   ----------   ----------
TOTAL ACCOUNTS PAYABLE                          (a)  E  12 261   E   13 273   E   26 414
                                                     =========   ==========   ==========

(a)      Of which E12,211 million are due in 2004.

NOTE 21 OPERATING INCOME

            21.1. BREAKDOWN OF REVENUES AND COSTS OF REVENUES

                                                             Year Ended December 31,
                                                          2003         2002         2001
                                                     ------------  -----------  -----------
                                                                  (In millions)
Product sales, net                                   E    11 721   E   19 333   E   20 835
Service revenues                                (a)       12 933       38 773       36 450
Other revenues                                               828           44           75
                                                     -----------   ----------   ----------
TOTAL REVENUES                                       E    25 482   E   58 150   E   57 360
                                                     ===========   ==========   ==========
Cost of products sold                                     (7 793)     (12 750)     (13 018)
Cost of service revenues                                  (7 126)     (27 788)     (26 457)
Expenses applicable to other revenues                       (349)         (36)         (51)
                                                     -----------   ----------   ----------
TOTAL COSTS OF REVENUES                              E   (15 268)  E  (40 574)  E  (39 526)
                                                     ===========   ==========   ==========



(a) Included excise taxes and contributions collected by Veolia Environnement on behalf of local authorities in an amount of E1,675 million and E1,770 million in 2002 and 2001, respectively.

            21.2. RESEARCH AND DEVELOPMENT COSTS

Vivendi Universal's total research and development costs were E170 million, E117 million and E237 million in 2003, 2002 and 2001, respectively.

            21.3. PERSONNEL COSTS AND NUMBERS OF EMPLOYEES

Vivendi Universal's personnel costs, including employee profit sharing, were E2,767 million, E12,147 million and E11,926 million in 2003, 2002 and 2001, respectively.

For the year 2003, Vivendi Universal counts an average number of 49,617 employees versus 334,574 employees in 2002, of which 257,129 were from Veolia Environnement including 50,818 from companies consolidated by using the proportionate method (unaudited data).

            21.4. COMPENSATION FOR EXECUTIVE OFFICERS, SENIOR EXECUTIVES AND DIRECTORS

In accordance with regulation 99-02 (paragraph 425), Vivendi Universal provides the amount of the remuneration allocated in respect of the financial year to the members of its managerial bodies.

                                                               French GAAP Basis

COMPENSATION OF EXECUTIVE OFFICERS
Upon recommendation of the Human Resources Committee, the Board of directors sets the compensation of the executive officers. For 2003, it is comprised of both a fixed and a variable component, as determined by the Board of directors in meetings held on January 29, 2003 and March 16, 2004, respectively, based on the following criteria: improvement (50% for the first semester and 65% for the second semester) of the Company's financial performance, with cash flow from operation(5) exceeding E3 billion and adjusted net income(5) exceeding E300 million; and achievement of the Company's management priorities (50% for the first semester and 35% for the second semester) by stabilizing the Company's financial position and management, restructuring the business units, setting a strategy for the US businesses and finalizing the divestiture of VUE's US assets.

COMPENSATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Upon recommendation of the Human Resources Committee, the January 29, 2003 Board of directors meeting set the 2003 remuneration of the Chairman and Chief Executive Officer according to the following elements: annual fixed salary, E1 million; bonus, target 150% (maximum 250%, unchanged in 2004); 1,500,000 stock options (without discount); retirement, 2.5% of the target compensation per year of service as Chairman and Chief Executive Officer, cash exit possible. At this same meeting, the amount of the bonus for the second half of 2002 paid in 2003 was set at E1.250 million. In 2003, Mr. Jean-Rene Fourtou, Chairman and Chief Executive Officer, received from Vivendi Universal a gross remuneration of E2,256,220, including fringe benefits. Mr. Jean-Rene Fourtou presently holds 193,959 Vivendi Universal shares. He waived his director's fees as a director of Vivendi Universal and as a director and member of the supervisory board for the subsidiaries of Vivendi Universal, controlled within the meaning of article L.233-16 of the French commercial code.

COMPENSATION OF SENIOR EXECUTIVES
The top ten highest compensations paid by Vivendi Universal S.A. in 2003 totaled E18.748 million gross, fringe benefits included. The total of the ten highest compensations paid by the group to senior executives in 2003 amounted to E60.823 million, including fringe benefits; nine of these top ten executives were US senior executives. Certain senior executives waived their directors' fees as non-executive directors of Vivendi Universal or as members of the supervisory boards of the subsidiaries of Vivendi Universal, controlled within the meaning of article L.233-16 of the French commercial code.

COMPENSATION OF DIRECTORS
For each director, the fees received for 2003 are split into a fixed part of E25,000 and a variable part of E25,000, depending on the director's presence at board meetings. These fees are increased by E4,500 for each meeting and/or session attended by committee members, which is doubled for attendance by committee presidents. The fees are paid pro rata temporis each quarter, depending on the effective date of nomination or resignation.

NOTE 22 OTHER FINANCIAL EXPENSES, NET OF PROVISIONS

                                                                                                  Year Ended December 31, 2003
                                                                                             ------------------------------------
                                                                                              Financial   Financial
                                                                                              Expense    Provisions,
                                                                                             (Expense)/  (Accrual)/
                                                                                               Income     Reversal          Net
                                                                                            ----------   ----------    ----------
                                                                                                       (In millions)
Sale of InterActiveCorp warrants                                                       (a)   E   (329)   E      454      E    125
Provision reversal Dupont shares                                                                    -           142           142
Termination of LineInvest total return swap                                            (b)          -            97            97
Improvment of Vivendi Universal proportionate share in SFD shareholders' equity                     -            86            86
Sale of impaired investment in Softbank Capital Partner                                            29             -            29
Settlement of put options on treasury shares                                                     (104)          104             -
Premiums paid as part of Veolia Environnement and BSkyB exchangeable
 bond redemptions                                                                                (102)          102             -
Sale of Vinci call options                                                                        (39)           13           (26)
SEC transaction                                                                        (c)          -           (40)          (40)
Fees related to the implementation of the refinancing plan                                        (50)            -           (50)
Evaluation of put option on interest in Cegetel SAS granted to SNCF                                 -           (85)          (85)
Amortization of deferred charges related to bonds issuances,
 facilities and others                                                                           (129)          (64)         (193)
SFD debt cancellation vis-a-vis SFR                                                    (d)       (200)            -          (200)
Foreign exchange losses                                                                          (228)            -          (228)
Other                                                                                             (49)         (117)         (166)
                                                                                            ---------    ----------     ---------
                                                                                            E  (1 201)   E      692     E    (509)
                                                                                            =========    ==========     =========


(a) The IACI warrants, marked to market as of December 31, 2002, were sold in 2003 for a total consideration of E600 million.

(b) Reversal of the provision accrued in 2002 to cover the market risk under the terms of the total return swap agreed with LineInvest in the case of payment by AOL Time Warner in its own shares in connection with the sale of certain preferred shares of AOL Europe held by Vivendi Universal in 2001.

(c) On December 23 2003, Vivendi Universal entered into a settlement agreement with the Securities and Exchange Commission (SEC), in the USA, said agreement having been registered with the Federal Court of the city of New York. This agreement follows up the notification of accusations by SEC for failure to comply with the provisions of the US Stock Exchange rules. This transaction implies neither admission nor refutation of the information set out in said notification. Vivendi Universal paid a civil law fine of $50 million paid into a Fair Fund, in conformity with the Sarbanes-Oxley Act, shared out by the Federal court in favor of the shareholders of Vivendi Universal within the framework of a payment which shall subsequently be implemented by SEC. Vivendi Universal was not requested to review its accounts and this settlement puts an end to the SEC enquiry begun in mid 2002 after the resignation of Mr. Jean Marie Messier from his position of Chairman and Chief Executive Officer.

(d) This debt cancellation was offset by an improvement in SFD's net income and shareholders' equity, which positively impacted SFR equity earnings as SFD is 49% held by SFR Cegetel Group.

(5)      Non-GAAP measures

                                                             French GAAP Basis

                                                                                                  Year Ended December 31, 2002
                                                                                             ------------------------------------
                                                                                              Financial   Financial
                                                                                              Expense    Provisions,
                                                                                             (Expense)/  (Accrual)/
                                                                                               Income     Reversal          Net
                                                                                            ----------   ----------     ----------
                                                                                                        (In millions)
Sale of Vinci shares                                                                        E    153     E       -      E      153
Foreign exchange gain                                                                             24             -              24
Mark to market related to Elektrim SA                                                  (e)         -           (86)            (86)
Potential market risk on AOL Time Warner shares                                                    -           (97)            (97)
Impairment of Softbank Capital Partners investment                                                 -          (120)           (120)
Impairment of DuPont shares                                                                        -          (173)           (173)
Amortization of deferred charges related to bonds issuances, facilities and others                 -          (174)           (174)
Impairment of investments in international telecom                                                 -          (175)           (175)
Fees related to the implementation of the refinancing plan                                      (193)            -            (193)
Impairment related to UGC and UGC Cine Cite                                            (f)         -          (220)           (220)
Mark to market of premium on Vivendi Universal call options agreed with BNP Paribas                -          (226)           (226)
Mark to market of interest rate swaps                                                              -          (261)           (261)
Mark to market of InterActiveCorp warrants                                                         -          (454)           (454)
Impairment related to Elektrim Telekomunikacja                                         (g)         -          (609)           (609)
Losses related to put options on treasury shares                                                (589)         (104)           (693)
Other                                                                                             91          (196)           (105)
                                                                                            --------     ---------      ----------
                                                                                            E   (514)    E  (2 895)     E   (3 409)
                                                                                            ========     =========      ==========


(e)      Comprised of the mark to market of Elektrim SA investment for
         (E21) million, as well as the mark to market of related marketable securities for (E65) million.

(f)      Comprised of the impairment of investments in UGC and UGC Cine Cite for
         (E101) million as well as the impairment of UGC bonds for
         (E119) million.

(g) Comprised of (E406) million of impairment of this investment, as well as (E203) million of impairment of the related loan.

                                                                                             Year Ended December 31, 2001
                                                                                        ------------------------------------
                                                                                         Financial   Financial
                                                                                          Expense   Provisions,
                                                                                        (Expense)/  (Accrual)/
                                                                                          Income     Reversal          Net
                                                                                       ----------   ----------     ----------
                                                                                                    (In millions)
Sale of Saint Gobain shares                                                          E       101    E      -       E      101
Foreign exchange gain                                                                         51           -               51
Depreciation of investment in Lagardere                                                        -         (42)             (42)
Losses related to put options on treasury shares                                             (71)          -              (71)
Mark to market related to Elektrim SA                                                          -        (104)            (104)
Impairment of Softbank Capital Partners investment                                             -        (119)            (119)
Other                                                                                        (72)       (217)            (289)
                                                                                     -----------    --------       ----------
                                                                                     E         9    E   (482)      E     (473)
                                                                                     ===========    ========       ==========

NOTE 23 GAIN ON BUSINESSES SOLD, NET OF PROVISIONS

                                                                            Income/(Expense)
                                                          ------------------------------------------
                                                                              Provision
                                                                              reversal/
Year Ended December 31, 2003                                     Gross        (accrual)        Net
----------------------------                                    -------       ---------      -------
                                                                              (In millions)
Telepiu                                                  (a)   E   (137)      E     352      E   215
Consumer Press Division                                             104               -          104
Sogecable (dilution)                                                 71               -           71
Canal + Group subsidiaries                                           93             (34)          59
Comareg                                                              42               -           42
Internet subsidiaries                                                32               6           38
Other international telecom assets                                   30               -           30
Interest in Cegetel S.A. to SNCF                         (b)         24               -           24
Xfera                                                                91             (75)          16
UGC (dilution)                                                      (47)              -          (47)
Other                                                               (16)             66           50
                                                                -------       ---------      -------
                                                         (c)   E    287       E     315      E   602
                                                                =======       =========      =======


(a) The net gain results from improvements in working capital registered by Telepiu during the first quarter of 2003.

                                                               French GAAP Basis

(b) In connection with the merger of Cegetel SA and Telecom Developpement. (Please refer to Note 27(c))

(c) For the year ended December 31, 2003, income tax expense and minority interests related to gain on businesses sold, net of provisions, amount to E21 million and E 11 million, respectively.

                                                                 Income/
Year Ended December 31, 2002                                    (Expense)
----------------------------                                    ---------
                                                              (In millions)
BSkyB shares (250 million)                                    E     1 588
Veolia Environnement (divestitures and dilution)                    1 419
European publishing activities                                        329
Canal Digital                                                         172
Vizzavi Europe                                                         90
Sithe shares                                                         (232)
VUP Professional and Health divisions                                (298)
Telepiu                                                 (d)          (360)
Echostar shares                                         (e)          (674)
Houghton Mifflin                                                     (822)
Other                                                                (163)
                                                              -----------
                                                        (f)   E     1 049
                                                              ===========

(d) This transaction agreed on October 1, 2002 was subject to regulatory approval obtained in April 2003.

(e) On December 18, 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million Class A common shares, back to EchoStar. Total net proceeds of the sale were $1.066 billion. Vivendi Universal held these shares following the conversion of 5.8 million Class D EchoStar preferred stock in January 2002 for an amount of $1.5 billion.

(f) For the year ended December 31, 2002, income tax expense and minority interests related to gain on businesses sold, net of provisions amounted to E1,022 million and E211 million, respectively.

                                                                 Income/
Year Ended December 31, 2001                                    (Expense)
----------------------------                                    ---------
                                                              (In millions)
BSkyB shares (150 million)                                    E   1 033
AOL France                                                          712
Eurosport                                                           151
Havas Advertising                                                   125
Veolia Environnement (9.3% interest)                                116
Other                                                               228
                                                              ---------
                                                              E   2 365
                                                              =========

NOTE 24 TAXES

            24.1. COMPONENTS OF INCOME TAX EXPENSE

                                                                              Year Ended December 31,
                                                                          2003         2002         2001
                                                                       ----------   ----------   ----------
                                                                                      (In millions)
Current
 France                                                    (a)              (229)        (741)        (451)
 U.S.                                                                         85         (133)        (223)
 Other jurisdictions                                                        (290)         (74)        (526)
                                                                       ---------    ---------    ---------
 TOTAL CURRENT INCOME TAX EXPENSE                                      E    (434)   E    (948)   E  (1 200)
                                                                       ---------    ---------    ---------
Deferred
 France                                                                      213         (940)        (290)
 U.S.                                                                        457         (523)         (90)
 Other jurisdictions                                                         172         (145)           1
                                                                       ---------    ---------    ---------
 TOTAL DEFERRED INCOME TAX EXPENSE                                     E     842    E  (1 608)   E    (379)
                                                                       ---------    ---------    ---------
TOTAL INCOME TAX EXPENSE                                               E     408    E  (2 556)   E  (1 579)
                                                                       =========    =========    =========
Income tax expense paid
 France                                                                     (612)        (614)        (294)
 U.S.                                                                        (47)        (278)        (192)
 Other jurisdictions                                                        (583)        (360)        (198)
                                                                       ---------    ---------    ---------
 TOTAL INCOME TAX EXPENSE PAID                                         E  (1 242)   E  (1 252)   E    (684)
                                                                       =========    =========    =========

(a) In 2003, included the effect of the rationalization of the structures at SFR Cegetel Group (saving of E515 million).

                                                               French GAAP Basis

            24.2. EFFECTIVE INCOME TAX RATE

                                                                              Year Ended December 31,
                                                                          2003         2002         2001
                                                                      -----------   -----------   -----------
                                                                            (In millions, excluding %)
Net loss                                                              E   (1 143)   E  (23 301)   E  (13 597)
Add back
 Income tax expense                                                          408        (2 556)       (1 579)
 Minority interests                                                       (1 212)         (844)         (594)
                                                                      ----------    ----------    ----------
NET LOSS BEFORE INCOME TAX EXPENSE AND MINORITY INTERESTS             E     (339)   E  (19 901)   E  (11 424)
                                                                      ==========    ==========    ==========
FRENCH STATUTORY RATE                                                       35,4%         35,4%         36,4%
Theoretical income tax expense based on French statutory rate                120         7 045         4 158
Reconciliation from theoretical to effective income tax expense:
 Nondeductible goodwill amortization and impairment losses                (1 032)       (6 985)       (5 529)
 Long-term capital gains (losses) taxed at reduced tax rates                  45          (477)          457
 Tax losses                                                                  508        (2 886)         (343)
 Other, net                                                                  767           747          (322)
                                                                      ----------    ----------    ----------
EFFECTIVE INCOME TAX EXPENSE                                          E      408    E   (2 556)   E   (1 579)
                                                                      ==========    ==========    ==========
EFFECTIVE INCOME TAX RATE                                                  120,4%        (12,8)%       (13,8)%

            24.3. COMPONENTS OF DEFERRED TAXES ASSETS AND LIABILITIES

                                                                                 December 31,
                                                                        2003        2002 (a)      2001
                                                                     ----------   ----------   ----------
                                                                                (In millions)
Deferred tax assets
 Tax losses carried forward                                          E    9 016   E    8 383   E    3 813
 Purchase accounting depreciation                                         1 278        1 157            -
 Other temporary differences                                                728          826        2 599
                                                                     ----------   ----------   ----------
 Gross deferred tax assets                                           E   11 022   E   10 366   E    6 412
 Deferred tax assets not recorded and depreciations             (b)      (9 476)      (8 753)      (2 187)
                                                                     ----------   ----------   ----------
 TOTAL DEFERRED TAX ASSETS                                           E    1 546   E    1 613   E    4 225
                                                                     ----------   ----------   ----------
Deferred tax liabilities
 Purchase accounting revaluation of assets                      (c)  E    2 530   E    3 887   E    2 454
 DuPont share redemption                                        (d)       1 271        1 574        1 656
 Spirits and wine sale                                          (e)         669        1 020        1 769
 Other                                                          (f)         653        1 376        4 098
                                                                     ----------   ----------   ----------
 TOTAL DEFERRED TAX LIABILITIES                                      E    5 123   E    7 857   E    9 977
                                                                     ----------   ----------   ----------
NET DEFERRED TAX LIABILITY                                           E    3 577   E    6 244   E    5 752
                                                                     ==========   ==========   ==========

(a) Includes some reclassifications between the different categories of deferred tax liabilities compared with 2002 data as reported in 2003. The main one relates to purchase accounting reevaluation of assets reclassified for E1,637 million from "other".

(b)      Estimated according to recovery prospects.

(c)      These liabilities are triggered when related assets are sold.

(d) In 2003, the decrease relates to foreign currency translation adjustements. The treatment of deferred taxes reported by Seagram in 1995 as regards the DuPont share redemption is being challenged by the US Internal Revenue Service. Please refer to Note 29.5 "Contingent liabilities".

(e) The decrease mainly relates to provision reversals resulting from the conclusion of tax audit for prior taxable periods and reversion of tax reserves that are no longer required due to settlement or payment transactions.

(f) The decrease is mainly due to the reversal of a reserve of E477 million that was established in 2002 for a potential contractual liability for tax indemnification that would have arisen in 2002 if Vivendi Universal Entertainment had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution made on May 7, 2002. In addition, in 2003 Vivendi Universal concluded tax audits for prior taxable periods and has reversed tax reserves of that are no longer required.

                                                               French GAAP Basis

            24.4. TAX LOSSES CARRIED FORWARD EXPIRATION CALENDAR

                                                                          Tax Losses Carried Forward
                                                                        2003          2002       2001
                                                                    -------------   --------   --------
                                                                                (In millions)
2002                                                                E           -   E      -   E    445
2003                                                                            -         25        130
2004                                                                            -          3        138
2005                                                                            -      1 268      1 531
2006                                                                            -        635        632
2007                                                                            -      2 160
                                                                                            >       608
2008 and thereafter                                                         4 759      4 179
Unlimited                                                                   4 257        113        329
                                                                    -------------   --------   --------
                                                                    E       9 016   E  8 383   E  3 813
                                                                    =============   ========   ========

French finance bill for 2004 provides for unlimited carry forward for existing ordinary losses at December 31, 2003. Long-term capital losses are still subject to a 10 year carry forward limitation.

As of December 31, 2003, Vivendi Universal had E12.3 billion losses to carry forward at tax rate due on regular income and E23 billion long-term capital losses to carry forward at reduced capital gain tax rate. The latter mainly related to valuation allowances accrued in respect to investments.

            24.5. TAX AUDITS

The years ended December 31, 2001, 2002, and 2003 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

NOTE 25 CONSOLIDATED STATEMENT OF CASH FLOWS

            25.1. DEPRECIATION AND AMORTIZATION

                                                                           Year Ended December 31,
                                                                        2003           2002         2001
                                                                    -----------   ------------   ----------
                                                                                 (In millions)
Depreciation of property, plant and equipment                       E     1 211   E      3 223   E    2 578
Amortization of other intangible assets                                     766          1 098        1 253
Other operating provisions and allowances                                  (130)             -           16
Goodwill amortization                                                     1 120          1 277        1 688
Impairment losses                                                         1 792         18 442       13 515
                                                                    -----------   ------------   ----------
Total depreciation and amortization                                 E     4 759   E     24 040   E   19 050
                                                                    ===========   ============   ==========

            25.2. SELECTED CONTRIBUTION DATA

This table reflects the contribution to the Consolidated Statement of Cash Flows of some business units which are included at 100% in accordance with French GAAP even if Vivendi Universal does not hold a 100% ownership interest in these companies.

                                                                                                                      Vivendi
                                                                  SFR                         Maroc                  Universal
                                                             Cegetel Group                   Telecom             Entertainment (b)
                                                       ----------------------         --------------------     ---------------------
                                                                                     Year Ended December 31,
                                                           2003        2002     (a)      2003        2002        2003         2002
                                                       ---------    ---------         --------    --------     -------     ---------
                                                                                          (In millions)
Net cash provided by operating activities              E   2 357    E   2 120         E    641    E    770     E   738     E    351
Net cash provided by (used for) investing activities        (961)        (497)            (174)       (225)        127          308
Net cash provided by (used for) financing activities      (1 104)      (1 056)            (322)       (149)       (791)        (771)
Foreign exchange translation adjustment                        -            -              (24)        (18)        (19)         (19)
                                                       ---------    ---------         --------    --------     -------     --------
  CHANGE IN CASH AND CASH EQUIVALENTS                  E     292    E     567         E    121    E    378     E    55     E   (131)
                                                       =========    =========         ========    ========     =======     ========
Dividends paid by these subsidiaries to the Group      E     621    E       -         E     81    E     19     E     -     E      -
                                                       =========    =========         ========    ========     =======     ========

(a) On August 1, 2001, Vivendi Universal and Cegetel Groupe opened a cash account in the name of both parties into which Cegetel Groupe SA deposited certain excess cash (the amount of which changed over time). Vivendi Universal paid interest on the funds in the account to Cegetel Groupe at the rate provided for in an agreement between the parties governing the account. That agreement, as extended by amendment dated January 2, 2002, provided that the account would remain open until July 31, 2002, subject to the right of either party to terminate the agreement earlier. Vivendi Universal fully repaid the outstanding balance of the cash account on July 5, 2002. The balance repaid on that date was E720,147,923.30.

(b) Has been consolidated since May 7, 2002.

                                                               French GAAP Basis

            25.3. CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF ACQUISITIONS AND DIVESTITURES

                                                                        Year Ended December 31,
                                                                   2003          2002           2001
                                                                 -------      ------------   ----------
                                                                              (In millions)
Inventories and work-in-progress                                 E   189      E     179      E     292
Accounts receivable                                                  330           (457)        (1 428)
Other assets                                                        (245)          (777)          (633)
                                                                 -------      ---------      ---------
 CHANGE IN ASSETS                                                E   274      E  (1 055)     E  (1 769)
Accounts payable                                                     406         (1 836)          (626)
Other liabilities and accrued expenses                              (802)           905           (842)
                                                                 -------      ---------      ---------
 CHANGE IN LIABILITIES                                           E  (396)     E    (931)     E  (1 468)
                                                                 -------      ---------      ---------
CHANGE IN ASSETS AND LIABILITIES, NET OF EFFECT OF
ACQUISITIONS AND DIVESTITURES                                    E   670      E    (124)     E    (301)
                                                                 =======      =========      =========

            25.4. NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                          Year Ended December 31,
                                                                     2003           2002          2001
                                                                     ----           ----          ----
                                                                                (In millions)
Purchase of affiliates by issuance of common stock                  E   -        E   1 219     E   207
Issuance of common stock in settlement of note payable        (a)   E   -        E       -     E   177

(a)      In 2001, only related to Veolia Environnement.

NOTE 26 SEGMENT INFORMATION

            26.1. GEOGRAPHIC DATA

                                        Year Ended December 31,
                                     2003         2002         2001
                                -----------   ----------   -----------
                                                 (In millions)
REVENUES
France                          E    11 515   E   26 391   E    24 285
Rest of Europe                        4 359       15 092        14 626
United States of America              6 238       10 810        12 654
Rest of World                         3 370        5 857         5 795
                                -----------   ----------   -----------
TOTAL VIVENDI UNIVERSAL         E    25 482   E   58 150   E    57 360
                                ===========   ==========   ===========

                                             December 31,
                                     2003         2002         2001
                                -----------   ----------   -----------
                                                (In millions)
LONG-TERM ASSETS
France                          E     9 907   E   15 356   E    26 402
Rest of Europe                        6 065        4 087        13 551
United States of America             23 338       17 477        53 522
Rest of World                         1 254       11 575         5 599
                                -----------   ----------   -----------
TOTAL VIVENDI UNIVERSAL         E    40 564   E   48 495   E    99 074
                                ===========   ==========   ===========

            26.2. BUSINESS SEGMENT DATA

Each reportable segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. As at December 31, 2003, Vivendi Universal has two main businesses with different segments: Media with Canal+ Group, Universal Music Group, Vivendi Universal Games and Vivendi Universal Entertainment, and Telecom with SFR Cegetel Group and Maroc Telecom. Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments on a basis consistent with the historical practices of the Company.

                                                               French GAAP Basis

                  26.2.1. Consolidated Statement of Income

                                                  Universal    Vivendi       Vivendi                   SFR
                                       Canal+       Music     Universal     Universal                Cegetel       Maroc
                                      Group (a)     Group       Games     Entertainment    MEDIA      Group     Telecom (b)
                                      ---------   ---------   ---------   -------------  ---------   --------   -----------
                                                                        (In millions)
YEAR ENDED DECEMBER 31, 2003
Revenues                              E   4 158   E   4 974   E     571   E       6 022  E  15 725   E  7 574   E     1 471
Operating expenses exc. depreciation     (3 531)     (4 536)       (661)         (4 898)   (13 626)    (4 875)         (630)
Depreciation and amortization              (282)       (287)        (89)           (207)      (865)      (759)         (218)
Other                                       (98)        (81)        (22)             14       (187)       (21)            5
                                      ---------   ---------   ---------   -------------  ---------   --------   -----------
Operating income                      E     247   E      70   E    (201)  E         931  E   1 047   E  1 919   E       628
                                      =========   =========   =========   =============  =========   ========   ===========
YEAR ENDED DECEMBER 31, 2002
Revenues                              E   4 833   E   6 276   E     794   E       6 270  E  18 173   E  7 067   E     1 487
Operating expenses exc. depreciation     (4 609)     (5 315)       (623)         (5 073)   (15 620)    (4 738)         (701)
Depreciation and amortization              (490)       (450)       (109)           (258)    (1 307)      (865)         (272)
Other                                       (59)         45           1            (123)      (136)       (15)          (46)
                                      ---------   ---------   ---------   -------------  ---------   --------   -----------
Operating income                      E    (325)  E     556   E      63   E         816  E   1 110   E  1 449   E       468
                                      =========   =========   =========   =============  =========   ========   ===========
YEAR ENDED DECEMBER 31, 2001
Revenues                              E   4 563   E   6 560   E     657   E       4 938  E  16 718   E  6 384   E     1 013
Operating expenses exc. depreciation     (4 379)     (5 402)       (525)         (4 285)   (14 591)    (4 679)         (473)
Depreciation and amortization              (403)       (439)        (75)           (353)    (1 270)      (777)         (153)
Other                                      (155)          -         (39)              -       (194)         -             -
                                      ---------   ---------   ---------   -------------  ---------   --------   -----------
Operating income                      E    (374)  E     719   E      18   E         300  E     663   E    928   E       387
                                      =========   =========   =========   =============  =========   ========   ===========


                                                     Holding                   Environmental     TOTAL
                                                      and                         Services      VIVENDI
                                       TELECOM    Corporate (c)   Others (d)        (e)        UNIVERSAL
                                      ---------   -------------   ----------   -------------   ----------
                                                                (In millions)
YEAR ENDED DECEMBER 31, 2003
Revenues                              E   9 045   E           -   E      712              na*  E   25 482
Operating expenses exc. depreciation     (5 505)           (252)        (651)                     (20 034)
Depreciation and amortization              (977)            (37)         (98)                      (1 977)
Other                                       (16)            (41)          82                         (162)
                                      ---------   -------------   ----------   -------------   ----------
Operating income                      E   2 547   E        (330)  E       45              na*  E    3 309
                                      =========   =============   ==========   =============   ==========
YEAR ENDED DECEMBER 31, 2002
Revenues                              E   8 554   E           -   E    1 385   E      30 038   E   58 150
Operating expenses exc. depreciation     (5 439)           (483)      (1 404)
Depreciation and amortization            (1 137)            (57)        (168)
Other                                       (61)           (125)        (298)
                                      ---------   -------------   ----------   -------------   ----------
Operating income                      E   1 917   E        (665)  E     (485)  E       1 911   E    3 788
                                      =========   =============   ==========   =============   ==========
YEAR ENDED DECEMBER 31, 2001
Revenues                              E   7 397   E           -   E    4 151   E      29 094   E   57 360
Operating expenses exc. depreciation     (5 152)           (261)      (3 640)
Depreciation and amortization              (930)            (65)        (293)
Other                                         -               -          (39)
                                      ---------   -------------   ----------   -------------   ----------
Operating income                      E   1 315   E        (326)  E      179   E       1 964   E    3 795
                                      =========   =============   ==========   =============   ==========

*na: not applicable

(a) In the 2001 published financial statements, Canal+ Group recorded amortization of film costs and allowances related to debtors in depreciation and amortization. As of January 1, 2002, and reclassified in the comparable period for 2001, the amortization of film costs and allowances related to debtors were recorded as operating expenses before depreciation and amortization. This reclassification has no impact on operating income.

(b)      Company consolidated since April 1, 2001.

(c) Holding and Corporate operating expenses are primarily comprised of occupancy costs and compensation and benefits related to corporate employees.

(d) Includes companies that Vivendi Universal has sold or intends to sell (Publishing excluding VUG, Vivendi Telecom International, Internet and Vivendi Valorisation).

(e) Includes Veolia Environnement accounted for by using the equity method since December 31, 2002. Before that date, the results published by Veolia Environnement may have differed from those presented by Vivendi Universal where non-material, inter-segment transactions impact the financial contribution from Veolia Environnement to the accounts of Vivendi Universal. Furthermore, the definition of operating income
         (loss) used by Vivendi Universal differed from the EBIT figure published by Veolia Environnement, as the latter does not include restructuring charges.

                                                               French GAAP Basis

                  26.2.2. Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows

                                                  Universal    Vivendi       Vivendi                   SFR
                                       Canal+       Music     Universal     Universal                Cegetel       Maroc
                                        Group       Group      Games     Entertainment    MEDIA       Group       Telecom
                                      ---------   ---------   ---------   -------------  ---------   --------   -----------
                                                                        (In millions)
DECEMBER 31, 2003
Goodwill                              E   3 500   E   4 114   E      50   E       6 204  E  13 868   E  3 100   E       744
Other intangible assets                   1 410       2 514         149           4 769      8 842      2 487           336
Investments accounted
   for using the equity method              231          36           -             703        970         50             -
Total assets                          E   7 762   E   9 046   E     707   E      16 810  E  34 325   E 11 285   E     3 440
Capital expenditures                  E     207   E      45   E      16   E         120  E     388   E    936   E       184

DECEMBER 31, 2002
Goodwill                              E   3 957   E   5 479   E      74   E       8 637  E  18 147   E    919   E       793
Other intangible assets                   2 895       4 218         303           5 480     12 896      1 205           333
Investments accounted
   for using the equity method              320          31           -             859      1 210        316             -
Total assets                          E  11 158   E  12 581   E   1 002   E      21 302  E  46 043   E  7 190   E     3 509
Capital expenditures                  E     443   E      92   E      15   E         167  E     717   E    595   E       257

DECEMBER 31, 2001
Goodwill                              E   8 002   E  12 763   E     104   E       7 472  E  28 341   E  1 420   E     1 332
Other intangible assets                   4 035       5 926         418           4 602     14 981      1 123             5
Investments accounted
   for using the equity method              271          30           -           7 717      8 018        311             -
Total assets                          E  17 269   E  21 907   E   1 209   E      25 267  E  65 652   E  7 757   E     3 569
Capital expenditures                  E     339   E     133   E      84   E         217  E     773   E  1 202   E       223

                                                     Holding                   Environmental     TOTAL
                                                      and                         Services      VIVENDI
                                       TELECOM    Corporate (a)   Others (b)        (c)        UNIVERSAL
                                      ---------   -------------   ----------   -------------   ----------
                                                                (In millions)
DECEMBER 31, 2003
Goodwill                              E   3 844   E           -   E       77              na*  E   17 789
Other intangible assets                   2 823              60           53              na*      11 778
Investments accounted
   for using the equity method               50              61            2              na*       1 083
Total assets                          E  14 725   E       3 646   E    2 224              na*  E   54 920
Capital expenditures                  E   1 120   E           1   E       43              na*  E    1 552

DECEMBER 31, 2002                                                                         na*
Goodwill                              E   1 712   E          48   E      155              na*  E   20 062
Other intangible assets                   1 538              64          208              na*      14 706
Investments accounted
   for using the equity method              316             382           (5)             na*       1 903
Total assets                          E  10 699   E       9 081   E     3 510             na*  E   69 333
Capital expenditures                  E     852   E          17   E      143   E       2 405   E    4 134

DECEMBER 31, 2001
Goodwill                              E   2 752   E      (1 353)  E    2 989   E       4 888   E   37 617
Other intangible assets                   1 128              91        2 675   E       4 427   E   23 302
Investments accounted
   for using the equity method              311             132          110   E         605   E    9 176
Total assets                          E  11 326   E       9 881   E   10 251   E      41 892   E  139 002
Capital expenditures                  E   1 425   E           6   E      255   E       2 879   E    5 338

*na: not applicable

(a) In the Consolidated Statement of Financial Position, assets allocated to Holding and Corporate are those not considered to be directly related to the operations of our business segments, including:

                  - non-consolidated investments (e.g. in 2003 DuPont shares. In 2002, DuPont shares and InterActiveCorp warrants. In 2001, DuPont shares, BSkyB investments, Vinci shares, Sithe investments, Vivendi Universal treasury shares)

                  - non-operating short-term assets such as deferred tax assets

                  - subsidiaries consolidated under equity method such as Veolia Environnement from December 31, 2002.

                  - cash equivalents related to proceeds from divestitures in 2002: Publishing activities, participation in Veolia Environnement and EchoStar.

(b) Includes companies that Vivendi Universal has sold or intends to sell (Publishing excluding VUG, Vivendi Telecom International, Internet and Vivendi Valorisation).

(c) Includes Veolia Environnement accounted for by using the equity method since December 31, 2002.

                                                               French GAAP Basis

NOTE 27 SIGNIFICANT SUBSIDIARIES

C: Consolidated; E: Equity.

                                                               2003                                     2002
                                                Accounting   Voting      Ownership       Accounting   Voting      Ownership
                                                  Method    Interest     Interest          Method    Interest     Interest
                                                ----------  --------   ----------------  ----------  --------  ---------------
                                                                       direct  indirect                        direct  indirect
CANAL+ GROUP
 Groupe Canal+ S.A.                                  C        100%      100%               C          100%      100%
  Canal+ S.A.                              (a)       C         49%               49%       C           49%               49%
  CanalSatellite                                     C         66%               66%       C           66%               66%
  StudioCanal                                        C        100%              100%       C          100%              100%
  MultiThematiques                                   C         64%               64%       C           64%               64%
UNIVERSAL MUSIC GROUP
 Universal Studios Holding I Corp                    C         92%       92%               C           92%       92%
  Universal Music (UK) Holdings Ltd.                 C        100%              100%       C          100%              100%
  Universal Entertainment GmbH                       C        100%              100%       C          100%              100%
  Universal Music K.K.                               C        100%              100%       C          100%              100%
  Universal Music S.A.S                              C        100%              100%       C          100%              100%
 Universal Studios, Inc.                             C         92%       92%               C           92%       92%
  Universal Music Investments Inc                    C        100%              100%       C          100%              100%
  PolyGram Holding, Inc.                             C        100%              100%       C          100%              100%
  Interscope Records                                 C        100%              100%       C          100%              100%
  UMG Recordings, Inc.                               C        100%              100%       C          100%              100%
VIVENDI UNIVERSAL GAMES                              C         99%               99%       C           99%               99%
VIVENDI UNIVERSAL ENTERTAINMENT
 Universal Pictures International B.V.               C         92%       92%               C           92%       92%
 Universal Studios Inc                               C         92%       92%               C           92%       92%
  Vivendi Universal Entertainment LLLP               C         93%               86%       C           93%               86%
SFR CEGETEL GROUP
 Cegetel Groupe S.A.                       (b)       -          -         -                C           59%       44%
 SFR (mobile and holding company in 2003)  (b)       C         56%       56%               C           80%               80%
  Cegetel S.A.S. / Cegetel S.A. (fixed)    (c)       C         65%               65%       C           80%               90%
  Telecom Developpement                    (c)       -          -                 -        E           50%               50%
MAROC TELECOM                              (d)       C         51%               35%       C           51%               35%
OTHER
 Vivendi Telecom International                       C        100%      100%               C          100%      100%
  Vivendi Telecom Hungary                  (e)       -          -                 -        C          100%              100%
  Kencell                                            C         60%               60%       C           60%               60%
  Monaco Telecom                                     C         55%               55%       C           55%               55%
  Elektrim Telekomunikacja                 (f)       E         49%               49%       E           49%               49%
  Xfera                                    (e)       -          -                 -        E           26%               26%
 Vivendi Universal Publishing                        C        100%      100%               C          100%      100%
  Groupe Expansion                         (e)       -          -                 -        C          100%              100%
  Comareg                                  (e)       -          -                 -        C          100%              100%
  Atica                                              C         98%               49%       C           98%               49%
 Vivendi Universal Net                               C        100%      100%               C          100%      100%
 UGC                                                 E         38%       38%               E           58%       58%
 Veolia Environnement                                E         20%       20%               E           20%       20%

(a) Consolidated because Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(b) As a consequence of the acquisition of BT Group's 26% interest in Cegetel Groupe S.A., Vivendi Universal had 85% voting interest in Cegetel Groupe S.A. and consolidated this entity and its subsidiary SFR with an interest of 70% and approximately 56%, respectively from January 23, 2003. On December 18, 2003, the Extraordinary shareholders meeting of Cegetel Groupe SA approved the merger of Transtel, Cofira and SFR into Cegetel Groupe SA holding company. The new company resulting from the merger, which is both the mobile phone operator and the holding company of the group, is renamed SFR. It is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. Further to this simplification of the capital structure, an amendment to the Cegetel shareholders agreement(5) was signed in order to include the SFR shareholders agreement specific provisions. Under the terms of this amended shareholders' agreement, Vivendi Universal has management control of SFR, majority control over the Board of Directors and appoints the CEO, majority control over the shareholders' general meeting, and no other shareholder or shareholder group is in a position to exercise substantive participating rights which would allow them to veto or block decisions taken by Vivendi Universal.

(c) In December 2003, Cegetel SA and Telecom Developpement (network operator, subsidiary of SNCF) were merged into a new entity named Cegetel SAS. The capital of this company is held up to 65% by SFR and 35% by SNCF.

(d) Vivendi Universal owns a 35% interest in Maroc Telecom, and the Kingdom of Morocco holds the remaining 65%. Vivendi Universal consolidates Maroc Telecom because under company by-laws and shareholders' agreements, Vivendi Universal has majority control over its Supervisory Board and Management Board. Under shareholders' agreements, Vivendi Universal appoints 3 of the 5 members of the Management Board, appoints the Chairman of the Management Board, exercises 51% of all voting rights at shareholders' general assemblies, and this grants it, under the majority rules set forth in the company's by-laws, control over the shareholders' general assembly, as well as over the Supervisory and Management Boards of Maroc

--------
(5) This document is available at: http://www.vivendiuniversal.com.

                                                               French GAAP Basis

     Telecom. Should Vivendi Universal not acquire the shares that would give it the majority of Maroc Telecom's share capital, the 16% voting rights granted to Vivendi Universal through shareholders' agreements would expire on September 1, 2005, unless the Kingdom of Morocco exercises its put option requiring Vivendi Universal to acquire an additional 16% interest in Maroc Telecom's share capital prior to that date. On September 2, 2003, Vivendi Universal announced that its Board of Directors approved a plan to increase its interest in Maroc Telecom S.A. to 51%.

(e)  Participations sold in 2003.

(f) Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim SA holding the remaining 51% until September 3, 2001. An agreement concerning the shareholding and management of Elektrim Telekomunikacja was signed by Vivendi Universal and Elektrim on September 3, 2001. This agreement had no impact on Vivendi Universal's ownership or voting interest in Elektrim Telekomunikacja, which is unchanged at 49%. Belgian investment company Ymer acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. Ymer is a company independent from Vivendi Universal, which does not own nor control it, directly or indirectly. Vivendi Universal has purchased non-voting shares in LBI fund, an investment company, operating as a mutual fund, which enabled Ymer to make its acquisition. Vivendi Universal is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right nor an obligation to sell the shares it holds in Elektrim Telekomunikacja to Vivendi Universal, and is free to sell them to a third-party at any time, subject to Vivendi Universal's right of pre-emption thereon. Ymer is consequently not consolidated by Vivendi Universal. However, the economic exposure is carried by Vivendi Universal, which consequently records valuation allowances where appropriate, on the basis of quarterly values communicated by the mutual fund manager (Please refer to Note 8.1 "Investments accounted for using the cost method"). Agreements between Vivendi Universal and Elektrim retain Vivendi Universal's pre-existing rights. Vivendi Universal, Elektrim SA and Ymer have 3, 3 and 1 representatives on the Elektrim Telekomunikacja Supervisory Board, respectively, and 2, 2 and 2 representatives on the Management Board, respectively, all of whom are appointed independently by Vivendi Universal, Elektrim, and Ymer. Vivendi Universal consequently accounts for its interest in Elektrim Telekomunikacja using the equity method.

     The Group intends to sell this interest. As a consequence, Vivendi Universal may consider purchasing the 2% equity interest held by Ymer in order to further enhance its shareholder rights and thereby facilitate the divestiture of the entire participation in Elektrim Telekomunikacja.

NOTE 28 RELATED PARTY TRANSACTIONS

         28.1. RELATED COMPANIES

During 2003 and 2002, main companies related to Vivendi Universal are its subsidiaries accounted for by using the equity method, e.g. Veolia Environnement (accounted by the equity method as at December 31, 2002), Elektrim Telecomunikacja and Telecom Developpement. The main related party transactions and amounts outstanding by these companies or Vivendi Universal are detailed below:

                                                  December 31,
                                                2003         2002
                                              --------     --------
                                                  (In millions)
ASSETS
   Other investments                    (a)   E    841     E    559
   Inventories and work-in-progress                 28            -
   Accounts receivable                              69          154
   Short-term loans receivable                     130          257

LIABILITIES
   Accounts payable                                 51          116
   Short term borrowings                            77            9

PROFIT AND LOSS ACCOUNT
   Revenues                                        408          414
   Operating expenses                             (979)        (919)
   Financial income                                 69           62
   Financial expense                    (b)       (206)         (14)
                                              --------     --------
                                              E   (708)    E   (457)
                                              ========     ========

(a) Includes an advance granted to Elektrim Telekomunikacja for E520 million (provisioned for E243 million) as of December 31, 2003 and E525 million (provisioned for E203 million) as of December 31, 2002.

(b)  Includes SFD debt cancellation vis-a-vis SFR for E200 million in 2003.

In 2003 and 2002, the main related company transactions were the following:

VEOLIA ENVIRONNEMENT

VIVENDI UNIVERSAL AND VEOLIA ENVIRONNEMENT

On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's divestiture of 20.4% of Veolia Environnement's capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally established in June 2000 have been modified. This agreement is described in Note 29.3.

VINCI BONDS

Veolia Environnement took part indirectly in the issuance of the Vivendi Universal bonds exercisable into Vinci shares or in cash. Vivendi Universal lent to Veolia Environnement E120 million against 1,552,305 shares of Vinci held by Veolia Environnement through Dalkia France. The terms of the loan were similar to those of the bond issued by Vivendi Universal: a fixed rate of 1% per annum and maturing on March 1, 2006. This loan was reimbursed in September 2003 (Please refer to Note 8.3).

                                                               French GAAP Basis

SFR CEGETEL GROUP

TELECOM DEVELOPPEMENT

Telecom Developpement (TD) which merged with Cegetel SA into Cegetel SAS in December 2003, is linked by a commercial agreement with SFR (formerly known as Cegetel Groupe). It gives TD the exclusive right to carry SFR's long distance calls.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE)

VUE has equity investments in certain companies that operate theme parks for which it provides operational management services and pay television channels for which it licenses film product. VUE earns management fees for operating the theme parks and license fees for the licensing of its film product. VUE includes management and license fees in revenues and eliminates inter-company profit. During the years ended December 31, 2003 and 2002, VUE included approximately $60.8 million and $68.7 million, respectively, of these fees in revenues. In addition, VUE has deferred recognition of management fees earned of $68.8 million and $51.1 million as of December 31, 2003 and 2002, respectively, as collection is not reasonably assured. When the uncertainties regarding collectibility are resolved, VUE could recognize revenues up to the deferred amount or the portion considered collectible.

         28.2. RELATED PARTIES

In 2003 and 2002, the main related party transactions were the following:

CANAL+ GROUP

NEGOTIATION OF "CLUB EUROPE" MATCH TV RIGHTS VIA GROUPE JEAN-CLAUDE DARMON

A contract was signed with Groupe Jean-Claude Darmon, which acted as intermediary between the "Club Europe" member clubs and Canal+, in 1999. The clubs accorded a priority option to Canal+ for acquisition of TV rights for all games of seasons from 2000/2001 to 2005/2006. The amount of this option was due to Groupe Jean-Claude Darmon and represented a total of E252 million, plus an option on derivative rights for an initial amount of E23 million. Further to the decision of the Football league to forbid any direct negotiation with the clubs, a reserve was recorded in Canal+ Group financial statements. As at December 31, 2002, a total of E165 million was outstanding for payment under the terms of this contract. In February 2003, Groupe Jean-Claude Darmon accepted to put an end to the priority option contract against a final payment of E80 million whereas some options on derivative rights are still underway.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE)

TRANSACTIONS WITH INTERACTIVECORP (IACI)

Prior to May 7, 2002, VUE had various arrangements with IACI under which VUE earned fees and incurred costs. These arrangements are summarized below:

- VUE provided certain support services to IACI under a Transition Services agreement. These services included use of pre-production, production and post-production facilities, information technology services, physical distribution, contract administration, legal services and office space. VUE recognized $3.2 million during the period from January 1, 2002 to May 6, 2002 for these services.

- VUE and IACI had an International Television Distribution Agreement under which all programming owned or controlled by IACI outside of the United States was distributed by VUE. VUE earned a 10.0% distribution fee for these services. Additionally, VUE licensed certain television programming to IACI to be aired on its cable channels. VUE earned $9.7 million during the period from January 1, 2002 to May 6, 2002 for providing these services. VUE and IACI also had a Domestic Television Distribution Agreement under which IACI distributed certain of VUE'S programming in the United States. VUE incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

- Under an agreement covering approximately 50 of VUE's films, IACI earned a distribution fee for the distribution of these films in the United States. IACI was responsible for the collection and remitting the net amount, after its fee, to VUE, except for amounts applied against the advance of fees initially given to VUE. An affiliate of VUE provided certain fulfilment services on behalf of IACI in the United States and Canadian home video markets. Beginning January 1, 2002, VUE replaced the affiliate in providing these services. VUE incurred fees of $6.8 million during the period from January 1, 2002 to May 6, 2002 for these services.

- VUE had several other arrangements with IACI for the purchase of advertising time and the licensing of certain properties for merchandising. VUE incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

As of December 31, 2003 and 2002, VUE had loans to directors, officers and employees of approximately $26.2 million and $25.9 million, respectively. The loans bear interest at rates up to approximately 5.2 percent and are generally due upon termination of the director, officer or employee. The loans are secured by certain holdings of common stock, stock options and a deed of trust. Interest income recognized on these loans during 2003 and 2002 was approximately $0.7 million and $0.8 million, respectively.

SFR CEGETEL GROUP

COOPERATION WITH VODAFONE

In 2003, Vodafone and SFR signed an agreement to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone live! and development of operational synergies in procurement (including IT and technology) and best practice sharing.

HOLDING AND CORPORATE

EDGAR BRONFMAN, JR.'S EMPLOYMENT ARRANGEMENT

Pursuant to an employment agreement with Vivendi Universal U.S. Holding Co. (Vivendi Universal US), dated September 25, 2002 (the Agreement), Edgar Bronfman, Jr. served as an executive employee and advisor to the Chief Executive Officer of Vivendi Universal US, with regard to the US entertainment business of Vivendi Universal US and its US affiliates. Under the Agreement, Mr. Bronfman's salary was $1,000,000. Effective May 21, 2003, Mr. Bronfman's services as an employee and as a director of Vivendi Universal were suspended due to his intention to lead a consortium of purchasers for the acquisition of Vivendi Universal's US entertainment business. Effective December 3, 2003, Mr. Bronfman resigned, thereby terminating the Agreement. In 2003, Mr. Bronfman's gross wages totaled $416,666.73.

NOTE 29 COMMITMENTS AND CONTINGENCIES

         29.1. PROCEDURES

Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a regular basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

- review of minutes of meetings of stockholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or divestitures;

- review with banks of items such as guarantees, endorsements and discounted receivables;

- review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

- review of tax examiner's reports, notices of assessments and income tax analyses for additional prior year amounts;

                                                               French GAAP Basis

- review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

-    review of related party transactions for guarantees and other commitments;

-    review of all contracts and agreements.

         29.2. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS GIVEN

Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our Consolidated Financial Statements, but are required to be disclosed. The following table summarizes on the one hand the items recorded as liabilities and on the other hand contractual obligations and commercial commitments at December 31, 2003:

                                                                                            Payments due in
                                                                            -----------------------------------------------
RECORDED AS LIABILITIES IN THE CONSOLIDATED                                 Less than    Between 1     Between 2    After 5
STATEMENT OF FINANCIAL POSITION                                   Total     one year    and 2 years   and 5 years    Years
                                                                ---------   ---------   -----------   -----------   -------
                                                                                        (In millions)
Long-term debt                                            (a)   E   9 621   E       -   E       473   E     5 800   E 3 348
Bank overdrafts and other short-term borrowings                     4 802       4 802             -             -         -
Sports rights                                             (b)         695         370           251            74         -
Broadcasting rights                                       (c)         370         147            92           120        11
Creative talent and employment agreements                 (d)         220          63            45            72        40
Other                                                                 231         151            25            38        17
                                                                ---------   ---------   -----------   -----------   -------
TOTAL                                                           E  15 939   E   5 533   E       886   E     6 104   E 3 416
                                                                =========   =========   ===========   ===========   =======


                                                                                            Payments due in
                                                                            -----------------------------------------------
OTHER CONTRACTUAL OBLIGATIONS AND COMMERCIAL                                Less than    Between 1     Between 2    After 5
COMMITMENTS                                                       Total     one year    and 2 years   and 5 years    Years
                                                                ---------   ---------   -----------   -----------   -------
                                                                                        (In millions)
Operating leases                                          (e)   E   1 384   E     232   E       181   E       415   E   556
Broadcasting rights                                       (c)       1 740         505           479           647       109
Creative talent and employment agreements                 (d)       1 503         845           263           302        93
Real estate defeasance                                    (f)         947           1             1           240       705
Public service contract                                   (g)         164           8             8            25       123
Other                                                                 862         358           144           162       198
                                                                ---------   ---------   -----------   -----------   -------
TOTAL                                                           E   6 600   E   1 949   E     1 076   E     1 791   E 1 784
                                                                =========   =========   ===========   ===========   =======

(a) Long-term debt includes finance lease obligations of E196 million, which French GAAP requires to be recognized as long-term debt. (Please refer to Note 17.1).

(b) Exclusivity contracts for broadcasting sporting events by Canal+ Group recorded in other non-current liabilities.

(c) Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity at VUE and Canal+ Group. The commitments recognized by VUE became liabilities once the programs are made available for airing (meaning that the program production is completed and is delivered to the Cable operator).

(d) Agreements in the normal course of business, which relate to creative talent and employment agreements principally at UMG and VUE.

(e) Lease obligations assumed in the normal course of business for rental of buildings and equipment.

(f) Lease obligations related to real estate defeasances. In April 1996, the divestiture to Philip Morris Capital Corporation (PMCC) of three office buildings under construction was accompanied by a 30-year lease back agreement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate E34.4 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately E29.6 million. Whenever the difference between Vivendi Universal's rental obligation under the leases and the market rent received by Vivendi Universal is unfavorable, a provision is accrued. The relevant legal documentation provides, inter alia, that PMCC may accelerate the leases if Vivendi Universal disposes of
     << all or substantially all of its assets used in or related to the Water and Energy Businesses >>. By a letter dated November 18, 2003, PMCC indicated to Vivendi Universal that it was examining whether the sale by Vivendi Universal of 50% of its interests in Veolia Environnement, in December 2002, and the grant of a call option on Vivendi Universal's remaining interests in Veolia Environnement fall within the ambit of the above-mentioned provision.

(g) As the contractor of public telecommunication services of the Principality of Monaco, Monaco Telecom pays annual fees that are linked to the growth of the gross margin of the basic service as defined in the concession contract (with a minimum of E7,9 million per year). The concession will end in 2023.

         29.3. SPECIFIC COMMITMENTS GIVEN

In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other specific agreements. The most significant ones at December 31, 2003 are summarized as follows:

CANAL+ GROUP

(a) In connection with the acquisition by Sportfive (Sport+ S.A. in 2001) of its three year right to broadcast English Premier League football games, Vivendi Universal has agreed to provide a guarantee related to the payment of license fees, which is limited to (pound)90 million and expires July 31, 2004, and of which 50% is counter-guaranteed by the RTL Group.

(b) Canal+ Group has granted various put options to certain minority shareholders of its affiliates. With respect to the puts the contingent liabilities are estimated by the Company at approximately E90 million, of which approximately E70 million are exercisable in 2004.

UNIVERSAL MUSIC GROUP

(a) The initial 5-year term of UMG's 50% joint venture in the Roc-a-fella record label was to end on February 28, 2002. The term was subsequently extended

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to February 28, 2005. UMG's joint venture partner has a put option in its interest that is exercisable on February 28, 2005. The relevant price under the put is based on a formula on revenues and profits. It is not expected that the put price will materially exceed amounts provided for in the Company's accounts.

(b) The original 3-year term of UMG's 50% joint venture in the Murder, Inc. Records label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. On the date 90 days after expiration or termination of the term, UMG is obligated to purchase its joint venture partner's 50% interest under a formula based on prior performance. It is not possible to predict the future performance of the joint venture, but based on recent performance being constant through the end of the term, the Group estimates the potential obligation at approximately $10 million.

(c) The Company owns a residence occupied by an artist under a life estate. As such, the property could be impaired until the artist's death or he otherwise elects to move. The book value is approximately E7 million.

VIVENDI UNIVERSAL ENTERTAINMENT

(a) In connection with Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp (IACI), IACI and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in Vivendi Universal Entertainment LLLP (VUE), the group formed by combining such assets and those of the Universal Studios Group. Vivendi Universal agreed to certain put arrangements with respect to the common interests in VUE. Beginning on May 7, 2003, Mr. Barry Diller may put his common interests to Universal Studios, Inc. for $275 million. Beginning on May 7, 2010, InterActiveCorp may put its common interests to Universal Studios, Inc. for their fair market value. In each case, these amounts may, at Universal Studio Inc's election, be paid in cash or in Vivendi Universal shares.

Under the VUE Partnership Agreement, VUE is subject to a number of covenants for the benefit of the holder of the series A Preferred stock in VUE (currently
IACI), including a cap on indebtedness and a restriction on asset transfers. Certain of the covenants, including those specified above, would cease to apply if an irrevocable letter of credit were issued in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022). As a result of its reduced interests in IACI following the sale of IACI warrants during the first half of 2003, Vivendi Universal and its affiliates are no longer subject to the transfer restrictions resulting from the rights of first refusal granted to Mr. Diller and Liberty Media Corporation pursuant to the Stockholders Agreement(6). Under agreements with IACI Universal Studios Inc. and its affiliates must, however, continue to hold the 56.6 million IACI shares generally free of liens and in special purpose entities until satisfaction of the put or call on the series B preferred stock in VUE issued to IACI with an initial face value of $1.75 billion. In connection with this acquisition, the series B preferred stock are actually subject to put/call provisions at any time following the 20-year anniversary of issuance (i.e., May 2022). IACI may require Universal Studios, Inc. to purchase the series B preferred stock, and Vivendi Universal or Universal Studios, Inc. may require IACI to sell to it the series B preferred stock, for a number of IACI shares having a market value equal to the accreted face value of the series B preferred stock at such time, subject to a maximum of 56.6 million. Mr. Diller will continue to hold a proxy on all such IACI shares. In addition, Mr. Diller's broad standstill obligations under the Stockholders Agreement, including his obligation not to acquire Vivendi Universal or any of its subsidiaries, will continue to apply in accordance with the Stockholders Agreement.

In addition, Vivendi Universal has agreed to indemnify IACI for any "tax detriment" (defined to mean the present value of the loss of IACI's tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by IACI to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to IACI at the closing.

As part of the definitive agreement signed by Vivendi Universal and General Electric on October 8, 2003, the entertainment assets of IACI have been included into the NBC-Universal transaction.

(b) In connection with VUE's equity investment in Universal City Florida Hotel Venture (UCF-HV), a joint venture that operates Universal Orlando's hotels, Vivendi Universal has a commitment to cover its proportionate share of the operating expense shortfall, if any, of the hotels. The total is capped at $30 million per year, and Vivendi Universal's proportionate share is 25% or $7.5 million. To date, no expense shortfall has occurred and the guarantee has not been called.

(c) In connection with its equity investment in UCI/CIC (United Cinema International/Cinema International Corporation), a joint venture that operates international movie theatres, VUE has guaranteed lease payments for approximately $152 million (VUE's 50% share). To date, none of these guarantees have ever been called as the joint venture has been able to meet its obligations.

(d) In connection with its 20% equity investment in MovieLink, a joint venture formed in February 2001 to provide film programming via the internet, VUE has committed to make capital contributions up to $30 million and may be obligated to fund payment obligations of MovieLink with respect to certain intellectual property liabilities in excess of $30 million. As of December 31, 2003, VUE has contributed $14.9 million and expects to contribute the remaining $15.1 million over the next several years pursuant to future capital calls that may be made from time to time. As MovieLink has only been operating since 2001, there is no assurance that the outstanding capital contributions will be sufficient to fund future operations.

(e) In 1987, Universal City, Florida entered into an agreement with a creative consultant to supply consulting services for a fee based on its gross revenues. The consultant is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a license from) Universal City, Florida or MCA Inc. (now Universal Studios, Inc.), any of their partners or any of their affiliates ("comparable projects"), other than at Universal City, California. At present, the only theme park which may be a comparable project is VUE's partially owned park in Osaka, Japan. It is possible that comparable projects will be created in the future that would fall under the consulting agreement. The consultant may also be entitled to participate in certain sales of equity by Universal City, Florida's partners and to participate in certain real estate development activities of Universal City, Florida's partners or their affiliates.

Although the agreement has no expiration date, starting in June 2010, the consultant has the right under certain circumstances to terminate the periodic payments under the agreement and receive instead one payment equal to the fair market value of the consultant's interest in the company's parks and all comparable projects that have been open at that time for at least one year. If the parties cannot agree on the fair market value of that interest, it will be determined by a binding appraisal procedure. Universal City, Florida represented under the agreement that the consultant's interest in each of its parks and in any comparable projects will have priority over the interests of all financiers, lenders and others who may have an interest in that park or project. Universal City, Florida's obligations under the agreement are guaranteed by Universal Studios, Inc. and Universal Studios, Inc.'s obligations under that guarantee have in turn been assumed by VUE.

(f) In August 1995, affiliates of VUE granted an executive officer an option (as amended in 2000) to acquire 0.2% of their shares, subject to adjustment for certain changes in their capital structure and other extraordinary events. This option vests over a ten-year period commencing in 1995 and is exercisable by the officer in full for approximately $24.9 million. In connection with the acquisition of Seagram by Vivendi Universal on December 8, 2000, VUE allocated deferred compensation of $22.9 million, which represents the intrinsic value of the unvested portion of the option. Deferred compensation is being amortized over the remaining vesting period of the option. A total of approximately $9.2 million remains unamortized at December 31, 2003.

(g) In connection with its affiliation with United International Pictures B.V., VUE has several liabilities for obligations of UIP including a $15 million working capital facility with Bank of America and a separate (pound)3 million facility with National Westminster Bank plc.

(h) In connection with its equity investment in the Port Aventura Hotel, VUE has a commitment to infuse all earned management fees as capital in the venture until the hotel is profitable.

----------------------

(6) This Stockholders Agreement is disclosed on Vivendi Universal's website (http://www.vivendiuniversal.com)

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(i) In connection with its equity investment in the Port Aventura Park, a capital call of $5.1 million was received in November 2003. As of December 2003, VUE has paid $1.2 million towards this request. As part of the financing of this affiliate, Vivendi Universal has also committed to fund 50% of the cumulative shortfall of projected operating income before amortization and depreciation as specified in the credit agreement less actual operating income computed on the same basis equal to or greater than E3 million and the cumulative shortfall equal to or exceeding 10% of the target operating income before amortization and depreciation for the then current year. The outstanding borrowing amounts to E168 million as of December 31, 2003 and will be amortized until its maturity in 2008. As of December 31, 2003 a provision of E11 million was accrued to cover the risks associated to this commitment for 2003 and for the first half of 2004.

(j) VUE has a non-binding joint venture agreement to fund the construction of a theme park in Shanghai, China. Once the entire project is approved by the Chinese government, VUE will have a pro rata loan guarantee until the bank certifies project completion. As of December 31, 2003, there are no outstanding monetary commitments.

(k) In October 2003, VUE amended its existing distribution agreements with DreamWorks SKG ("DreamWorks") extending the agreement through December 2010. The amendment of the distribution agreements requires VUE to make an animation advance to DreamWorks in the amount of $75.0 million. Upon execution of the amended agreement VUE was required to pay half the animation advance. The remaining $37.5 million is to be paid during the first quarter of 2004.

SFR-CEGETEL GROUP

(a) Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, the shareholder agreement provides withdrawal conditions in the form of commitments to buy or sell the SNCF interest in the capital of Cegetel SAS, an entity resulting from the take-over of Cegetel by Telecom Developpement on 31 December 2003. SFR issued a commitment to buy the 35% of the Cegetel SAS shares held by SNCF, which can be exercised at any time between January 1, 2007 and March 31, 2010:

- at a price of 75% of the realizable value of the company as determined by a group of experts should this value not exceed E627 million for the total amount of the capital, with a bottom limit of E250 million for this price;

- for a fixed sum of E470 million should the value of the capital as determined by a group of experts be between E627 million and E1,100 million;

- for E470 million plus 35% of the value of the capital as determined by a group of experts in excess of E1,100 million if the value of the capital exceeds E1,100 million.

The sums payable, as determined in one or other of the cases indicated above, will be subject to a deduction of E67 million, plus by interest accrued up to the date of transfer of ownership of the SNCF shares, on the downpayment of E32 million made by SFR on December 31, 2003. A provision of E85 million was accrued as of December 31, 2003 in respect of this put option. (please refer to Note 14).

SNCF also issued a commitment to sell its interest in the capital of Cegetel SAS to SFR, which can be exercised between April 1, 2010 and June 30, 2013. The price is set at 35% of the realizable value of the company as determined by a group of experts, less a deduction of E67 million plus interest accrued up to the date of transfer of ownership of the SNCF shares, on the downpayment of E32 million made by SFR on December 31, 2003.

Reciprocal asset and liability guarantees were also given by SFR and SNCF, at the time of the merger between Telecom Developpement and Cegetel SA. Additional clauses have been agreed to the claim cancellation undertakings with recovery clauses of December 2000, by the Cegetel Groupe (the name of which was changed to SFR on December 18, 2003) in favor of its subsidiaries Cegetel 7 and Cegetel Entreprises (subsequently merged to become Cegetel SA on January 1, 2001, and later Cegetel SAS on December 31, 2003), under the terms of which SFR waives the right to apply these recovery clauses for an initial amount of E813 million, until such time as SFR no longer holds the total capital of Cegetel SAS, or holds less than 5% of same.

(b) Under the terms of the UMTS license assigned in August 2001 for a twenty year-duration, SFR is committed to pay a fee of 1% of UMTS revenues. UMTS roll-out is forecasted, so far, during the year 2004.

(c) SFR has given an undertaking to Cegetel SAS to cover any eventual restructuring losses of Cegetel RSS.

MAROC TELECOM

(a) In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco related to 16% of the capital of the company. At the end of an appraisal proceeding to determine the exercise price finalized on January 30, 2004, the Kingdom of Morocco will be entitled to exercise its put option for the stake of 16% during a two month period (i.e. until March 30,2004). If the put option is not exercised during this first period, the option will be extended and the Kingdom of Morocco can decide to start the proceeding again at any time during an 18 month period following the end of the first put option period. The exercise price will be the fair market value of the shares independently determined by the appraisal procedure, except if the fair market value of the shares were between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal's initial stake in 2000, the reference price would be used to determine the exercise price. In addition, Vivendi Universal has pledged its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised. On September 2, 2003, Vivendi Universal announced that its Board of Directors approved a plan to increase its interest in Maroc Telecom to 51%. The Kingdom of Morocco and Vivendi Universal have started negotiations with a view to close this transaction in 2004.

(b) Maroc Telecom benefits from an exemption of customs fees related to investments imports, in accordance with an agreement signed with the Moroccan government in virtue of which Maroc Telecom committed itself to enter into an investment program for a total amount of MAD 7 billion and to create 300 news jobs, between 2003 and 2005. As of December 31, 2003, the residual investment program amounts to approximately MAD 4 billion (E362 million).

HOLDING & CORPORATE AND OTHER

(a) In connection with the Seagram merger, Vivendi Universal entered into a Shareholders' Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfman family and result in recognition of taxable gain to it. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.

(b) On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's divestiture of 20.4% of Veolia Environnement's capital stock. Pursuant to this agreement, some of the guarantee and counter-guarantee agreements originally established between the two companies in June 2000 were modified as follows:

- Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of E15.2 million a year indexed over a period of 12 years. This limit has now been raised to E30.4 million indexed starting in the year 2002. The additional amount potentially due above the E15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Veolia Environnement were to exceed the initial limit of E228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of E76.2 million. As of December 31, 2003, Vivendi Universal maximal exposure was E208.4 million given the amount already claimed.

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                                                               French GAAP Basis
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-    Veolia Environnement's right to claim reimbursement of exceptional expenses, provided by the June 2000 agreement, has been removed.

- Certain matters relating to the implementation process of the counter guarantee agreement dated June 20, 2000 pursuant to which Veolia Environnement will indemnify Vivendi Universal for any costs, losses or expenses in connection with the subsidiary guarantees have been detailed.

- Vivendi Universal has retained stakes in certain operating companies in the water sector for reasons relating to the transferability of the concession; these will be sold as soon as practicable and at the latest on December 31, 2004.

Separately, at December 31, 2003, Vivendi Universal continued to guarantee commitments made by Veolia Environnement subsidiaries for a total amount of approximately E231 million, including mainly: E156 million related to a perpetual loan issued by OTV, E44 million related to performance guarantees given to local authorities (Adelaide, and others) and E17 million of guarantees granted to financial institutions lending funds to US operating subsidiaries of Vivendi Water. All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.

(c) In connection with Vivendi Universal's December 2002 divestiture of 82.5 million shares of Veolia Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Veolia Environnement (82.5 million shares) at a strike price equal to E26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with E2.2 billion of net cash proceeds. The remaining
82.5 million shares have been deposited in an escrow account (compte-sequestre) and have been pledged in favor of new investors as well as banks participating in the E2.5 billion Dual Currency Credit Facility and the E3 billion Multicurrency Revolving Credit Facility. Under an arrangement entered into in connection with the December 2002 divestiture, Vivendi Universal has committed to pay an indemnity equal to E3 per call option to new investors in the event that the guarantees related to the E2.5 billion Dual Currency Credit Facility and the E3 billion Multicurrency Revolving Credit Facility are called or a default of payment occurs under specified significant credit facilities or bond issues.

(d) Vivendi Universal has counter-guaranteed US financial institutions which have backed the issuance of surety bonds by local reinsurers in favor of Vivendi Universal operating companies for an amount of $64 million.

(e) In connection with the acquisition of Moviso, Vivendi Universal has a commitment to pay an earn-out if the result of this affiliate is above $47.5 million in 2003. This earn-out is capped at $20 million.

(f) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts implemented late 1997 and terminated in December 2002. The Company believes that the likelihood that these obligations could materialize is remote.

VIVENDI TELECOM INTERNATIONAL

(a) In connection with the acquisition of its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Societe Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms: (a) prior to May 26, 2004, Societe Nationale de Financement can put (i) up to 29% of its interest in Monaco Telecom for approximately E51 million (or the proportionate value of E51 million if less than 29% is sold) and (ii) its residual 16% interest at fair value; (b) between May 26, 2004 and December 31, 2009, Societe Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be independently determined by an appraisal procedure.

(b) In connection with its investment in Xfera that was sold in 2003, Vivendi Universal has granted two counter guarantees in an amount of E55 million to a group of banks which have guaranteed the Spanish government with respect to the payment by Xfera of UMTS frequency spectrum fees.

COMMITMENTS RELATED TO DIVESTITURES AND RESTRUCTURING

(a) As part of the sale of Telepiu in April 2003, Vivendi Universal has granted standard guarantees to News Corporation and Telecom Italia. The Share Purchase Agreement includes limitation for the indemnification of all claims to E700 million (excluding the claims for defects or liens on Telepiu shares or claims arising from frauds). The claims have to be notified prior to the earlier of:
(i) 40 days after 2003 approval of Telepiu statutory financial statements for year ending December 31, 2003 or (ii) October 30, 2005. The claims related to, among others, tax, environmental, competition law or employment matters, are subject to the applicable statute of limitation. Upon the terms of a support agreement entered into between Canal+ Group and Telepiu at the time of the issuance of the E350 million Eurobonds by the latter, Canal+ Group continues to guarantee the holders of the bonds until their maturity (i.e. July 29, 2004). At the time of the divestiture of Telepiu, Canal+ Group and Vivendi Universal have received a first demand guarantee from News Corporation to cover the Company against the consequences of a possible implementation of the guarantee by the bondholders.

(b) As part of the sale of Canal+ Technologies in January 2003, Vivendi Universal has granted standard guarantees to Thomson. In addition, Vivendi Universal agreed to indemnify Thomson in case of specific third party claim up to 50% of costs, capped at approximately E4 million for Vivendi Universal's share. Vivendi Universal has also agreed to grant a guarantee on payables from Canal+ Group subsidiaries for an initial amount of approximately E4 million. This outstanding guarantee has been reduced to approximately E1.1 million as of June 30, 2003 and E34 000 as of September 15, 2003.

(c) In connection with the divestiture of Canal+ Nordic, the group has granted certain standard guarantees to the acquirers up to E50 million, maturing on April 2010. Guarantees on output deals kept at Canal+ Group amount to a maximum of $35 million over the lifetime of the contracts. A $15 million cash collateral has also been granted to substitute one output deal guarantee. These guarantees are covered by a back to back agreement from the buyers.

(d) In connection with the divestiture of Canal+ Belgique and the sale of the assets of Canal+ N.V. to Telenet in December 2003, the group granted certain standard guarantees to the acquirers with a two year duration and a E5 million cap for each transaction (except for tax). The group granted another specific guarantee for a total amount of approximately E7 million. Standards guarantees were also given to Dargaud in respect of the sale of animation operations of Expand with a E7 million cap.

(e) In connection with the sale of fixed-lined telecommunications in Hungary on May 13, 2003, Vivendi Telecom International has granted standard guaranties to Telmark related to tax liabilities and potential 2002 license payments to the Hungarian state. The indemnification, if any, will first reduce the amount of the promissory note that was issued for E10 million as part of the payment of the sale and which will mature in May 2007.

(f) The sale agreement relating to the sale of Vivendi Universal Publishing's
(VUP) business-to-business and health divisions to Cinven carries a price adjustment clause reliant on the accounts of June 30, 2002 and a guarantee clause, valid until December 31, 2004, related to liabilities up to E500 million per division.

(g) In connection with the sale of VUP's European publishing activities to Editis (formerly known as Investima 10), except with respect to claims for indemnification related to tax matters, the purchaser shall only be indemnified for claims which exceed in the aggregate E15 million and then only to the extent of such excess. In no event shall the aggregate indemnification to be paid by seller exceed 20% of the adjusted Share Purchase Price (i.e. E240 million), other than with respect to tax matters and losses based upon a breach of representations or warranties with respect to capitalization, authorization, consents and approvals, non-contravention and transfers of real estate since December 31, 2001. Additionally VUP and Vivendi Universal specifically indemnify the purchaser for losses based upon (a) a breach of representations or warranties with respect to the Ivry Distribution Centre, (b) claims under guarantees including with respect to shares, equity interests, or real estate previously sold, (c) property divestitures mentioned in the contract, (d) dormant or in liquidation subsidiaries not related to the sold activities when they were active, (e) deferred purchase price obligations, (f) liabilities not related to the purchased

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                                                               French GAAP Basis
business, (g) clauses of "retour a meilleure fortune", (h) VUP transferred employee profit sharing scheme, (i) the purchased assets to VUP (other than company stock)" and (j) certain losses of Larousse-Bordas. With respect to clauses (b) and (f) only, the purchaser shall only be indemnified for claims which exceed in the aggregate E500,000 and then only to the extent of such excess.

(h) Vivendi Universal has jointly granted with Vivendi Communications North America (VCNA) a guarantee to Versailles Acquisition Corporation, the vehicle which acquired Houghton Mifflin. In the event of a breach of representations and warranties, except in respect of tax matters or title to shares, no indemnification shall be made unless and until the aggregate amount of losses sustained by the purchaser exceeds $20 million in which event the seller will be required to pay only the amount of losses in excess of $20 million. In no event shall the aggregate indemnification exceed 10% of the Purchase price (i.e. $166 million), except with respect to due organization or title to shares. In the event of a claim for breach of representations and warranties other than in respect of title to shares, the amount of losses from such claim covered by the indemnification will have to be (or reasonably be expected to be) at least $1 million. The buyers have requested a price adjustment of $47.5 million that Vivendi Universal contests. Negotiations are ongoing.

(i) As part of the sale of Consumer Press Division in February 2003, Vivendi Universal has granted certain standard guarantees to the Socpresse Group up to E30 million valid until June 30, 2004 (except for fiscal or social matters). The purchaser shall only be indemnified for claims which exceed
E1.5 million.

(j) As part of the sale of Comareg in May 2003, Vivendi Universal has granted certain standard guarantees to the France Antilles Group up to E60 million valid until June 30, 2004 (except for fiscal or social matters). The purchaser shall only be indemnified for claims which exceed E1 million. In addition the France Antilles Group has agreed to counter guaranty the Group regarding any commitment granted to Mediapost in connection with the sale of Delta, a Comareg's affiliate.

(k) As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone, in August 2002, Vivendi Universal has granted certain standard guarantees to Vodafone up to its initial 50% share in Vizzavi.

(l) In connection with the dismantling of MP3 operations, Vivendi Universal has granted a guarantee to insurers with respect to representations made to them by MP3.

(m) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal has granted guarantees on its own representations and those of Sithe. The claims other than those made in relation to foreign subsidiaries are capped at $480 million. In addition, they can be made if they exceed $15 million, except if they are related to foreign subsidiaries and the disposal of some electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005. The sale of the remaining stake, excluding Asian subsidiaries occurred in December 2002, to Apollo has been covered by a guarantee valid until December 18, 2004.

(n) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for E40 million and one for E110 million for the benefit of several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees have completed the one issued by SIG 35 Vivendi Universal's subsidiary, to SAS Nexim 1-6 in connection with guarantee contracts dated June 28, 2002. It is effective during 5 years, from June 28, 2002, except litigations (valid until the end of proceedings), tax, custom, and social liabilities subject to a statute of limitation plus 3 months and the decennial guarantee applicable to real property works.

(o) In connection with the sale of hotels to the consortium ABC in 1999, Vivendi Universal delivered a commercialization guarantee effective until December 2004, capped at 80% of the value of each hotel, and guarantees related to social and tax liabilities subject to a statute of limitation.

(p) In connection with the sale of the La Defense to Unibail in 1999, Vivendi Universal granted certain guarantees related to the ownership of real estate assets, administrative authorizations, preemption rights and the validity of the share capital of companies are still effective as well as tax and social ones.

Various other miscellaneous guarantees were granted by the group for a total amount of approximately E42 million. Among them, a guarantee capped at E20 million would be reimbursed in approximately 5 Years, if it were called. In addition, subsidiaries grant guarantees, including in relation to vendor financing, in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions for its subsidiaries in their pursuit of their operational activity.

In the case of vendor guarantees issued in 2003 and prior, to the best of our knowledge no material claims were received to date.

                                                               French GAAP Basis

TRANSACTIONS AND GUARANTEES                                                         AMOUNT                              EXPIRY
--------------------------------------------------------   ---------------------------------------------------------   ---------
Guarantee provided to English Premier League football      (Pound)90 million, 50% of which is covered by a
                                                             counter-guarantee given by the RTL Group                       2004
Put options to minority shareholders by Canal+ Group       E90 million of which approximately E70 million are
                                                             exercisable in 2004                                               -
Put option on Roc-a-fella record label joint venture       Based on a formula on revenues and profits                       2005
Put option on Murder Inc. records                          0 to $10 million                                                 2007
Residence occupied by an artist under a life estate        E7 million                                                          -
Put option on VUE
- 1.5 % of common interest in VUE to Barry Diller from
  May 7, 2003                                              $275 million                                                        -
- 5.4 % of common interest in VUE to IACI from May 2010    At fair value                                                       -
Guarantee for operating shortfall of Universal City
  Florida Hotel Venture                                    0 to $7.5 million                                                   -
Guarantee of lease payments in connection with UCI/CIC
  equity investment                                        0 to $152 million                                                   -
Capital contributions in connection with equity
  investment in MovieLink                                  $15.1 million                                                       -
Agreement with creative consultant
- consulting services                                      fee based on gross revenues                                         -
- additional fee                                           based on gross revenues of themed attractions at certain            -
- right of termination                                     parks fair market value, starting in 2010                           -
Executive officer option to acquire 0.2% of VUE's
  affiliate shares                                         Approximately $24.9 million                                      2005
Liabilities for obligations of UIP
- working capital facility with Bank of America            $15 million                                                         -
- facility with National Westminster Bank plc.             (pound)3 million                                                    -
Equity investment in the Port Aventura Hotel               Infusion of all earned management fees as capital until
                                                             the hotel is profitable                                           -
Equity investment in the Port Aventura Park                50% of the cumulative shortfall in operating income                 -
Non binding agreement to fund the construction of a
  theme park in Shanghai                                   -                                                                   -
Distribution agreement with DreamWorks                     $37.5 million                                                    2010
Buy/sell agreement on 35% interest in Cegetel SAS held
  by SNCF                                                  Price depends on the amount of realizable value
                                                             of the company :                                          2007-2010
                                                           - between 0 and E627 million : price equals to 75% of
                                                               the realizable value (minimum E250 million).
                                                           - between E627 million and E1,100 million: price equals
                                                               to E470 million
                                                           - above E1,100 million: price equals to E470 million
                                                               plus 35% of the value of the capital (in excess
                                                               of E1,100).

3G UMTS license                                            1 % revenue earned when service commences (expected
                                                             to be in 2004)                                                 2021
Undertaking to Cegetel SAS to cover restructuring losses
  of Cegetel RSS                                           -                                                                   -
Call option equal to 16 % of Maroc Telecom                 At fair market value                                                -
Investment program agreed with the Moroccan government     MAD 4 billion (E362 million)                                2003-2005
Shareholders' governance agreement with members of the
  Bronfman family                                                                                                           2005
Divestiture of Interest in Veolia Environnement
- Reimbursement of replacement costs                       E30.4 million indexed starting in the year 2002 payable for         -
                                                           the amount in excess of E15 million from January 2005
                                                           subject to legal interest rate. If total amount paid by VE exceeds E228.6 million excess would be covered by Vivendi
                                                           Universal up to an amount of E76.2 million.
- Guarantees re: commitments made by VE subsidiaries       Approximately E231 million.                                         -
Indemnity to VE share call options holders                 E3 per call option (approximately E250 million)                  2004
Counter-guarantee on surety bonds                          $64 million                                                         -
Grant of a put option of 45% of Monaco Telecom
- until May 25, 2004                                       0 to 29 % for a proportionate up to E51 million and the
                                                             residual 16% interest at fair value                            2004
- between May 26, 2004 and December 31, 2009               45% interest at fair value or in increments but each
                                                             exercise must be not for less than 10%.                        2009
Counter guarantees to banks in connection with Spanish
  UMTS license                                             E55 million                                                         -
Divestiture of Telepiu                                     Guarantees limited to E700 million                                  -
Divestiture of Canal+ Technologies                         Guarantee on potential claims capped at E4 million                  -
Divestiture of Canal+ Nordic                               Guarantees up to E50 million                                     2010
Divestiture of Canal+ Belgique, Canal+ N.V. and
  animation operations of Expand                           Guarantees given capped at E24 million                              -
Divestiture of fixed-line telecommunications in Hungary    Standard guarantees                                                 -
Divestiture of VUP's business-to-business and              Price adjustment clause and guarantee clause related to
Health divisions                                           liabilities up to E500 million per division                      2004
Divestiture of VUP's European publishing operations        Guarantees capped at E240 million                                   -
Divestiture of Houghton Mifflin                            Losses in excess of $20 million not to exceed $166 million          -
Divestiture of the Consumer Press Division                 Guarantees up to E30 million                                     2004
Divestiture of Comareg                                     Guarantees up to E60 million                                     2004
Divestiture of 50% stake in Vizzavi                        Certain standard guarantees up to its 50% share                     -
Guarantees related to the dismantling of MP3 operations    -                                                                   -
Sale of Sithe                                              Guarantees capped at $480 million.                          2004/2005
Guarantees on sale of land and buildings businesses        E150 million                                                     2017
Sale of hotels to the consortium ABC                       Commercialization guarantee kept at 80% of the value
                                                             of each hotel                                                  2004
Sale of La Defense to Unibail                              -                                                                   -
Various guarantees                                         E42 million                                                         -

         29.4. COMMITMENTS RECEIVED

CANAL+ GROUP

(a) Canal+ Group received from its subscribers commitment estimated to approximately E1,133 million as of December 31, 2003.

UNIVERSAL MUSIC GROUP (UMG)

(a) UMG generally commits to artists and others to pay agreed upon amounts upon delivery of content or other product. Where the artist or other party has not yet delivered, the Company discloses its obligation as an off Consolidated Statement of Financial Position commitment. While the artist or other parties are also obligated to deliver content or other product to the Company (these arrangements are generally exclusive), the Company does not report these obligations (or the possible effect of the other party's failure to deliver) as an offset to its off Consolidated Statement of Financial Position commitments.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE)

(a) VUE's television group produces television programming for third party pay and free TV channels which are not part of the group. The contracts include pricing terms that can vary because the contracts are based on box office results, number of pay TV subscribers or the selection of TV programming offered. Accordingly, the actual amount of the contract commitment is not known until the third party selects the programming it wants from TV's offerings. Once the selection is made, the pricing is determined and the third party is committed to paying these amounts. Based on VUE's 5 year plan, the related received commitments are estimated to $2,543 million (i.e. E2,043 million) as of December 31, 2003. Actual results may differ significantly from this estimate.

                                                               French GAAP Basis

(b) VUE produces and co-produces feature films for, and with, third party studios that do not have VUE's studio resources. The third parties are committed by contract to advance VUE funding for the film's production. VUE also has full production deals to produce the entire motion picture on behalf of third parties. Received commitments represent advances due to VUE for the film production requirements under the contract. The contracts terms are based on percentages of film production costs. Based on VUE's projections, the related received commitments are estimated to $202 million (i.e. E163 million) as of December 31, 2003. Actual results may differ significantly from this estimate.

(c) VUE owns land and a retail/entertainment complex (Universal Hollywood City
Walk), which it leases to third parties under long-term lease agreements.

(d) VUE enters into license agreements with third parties for the use of film characters, rights, etc that will be used in the manufacture of merchandise and development of software games, etc. These license agreements are negotiated and managed by VUE's consumer products group.

(e) VUE's home video group has an extensive distribution channel for the sale of videos and DVD's throughout the world. The home video group also has distribution agreements with other studios for the distribution of their products as these studios do not have an extensive distribution channel of their own.

SFR - CEGETEL GROUP

(a) SFR holds licenses for its networks and for the supply of its telecommunications services for a period of 15 years for GSM, and 20 years for UMTS (i.e. until August 2021). The GSM license terminates on March 25, 2006, and conditions for its renewal after this date are due to be decided during 2004.

(b) The cancellation of debt allowed by SFR to SFD to an amount of E200 million includes a recovery clause.

HOLDING & CORPORATE

(a) Vivendi Universal granted a call option agreement to the family shareholders for its UGC shares at a price of E80 million until December 31, 2005. The price may be adjusted in the case of a further sale by UGC family shareholders at a later date (within one year after the exercise of the call) with an increase in value.

(b) Vivendi Universal received an underwritten commitment from certain banks for a E2.7 billion unsecured multicurrency credit facility that will become available upon the closing of the NBC-Universal transaction and signed a definitive agreement on February 25, 2004 to this regard.

(c) In connection with the NBC-Universal transaction, Vivendi Universal received an underwritten commitment for a letter of credit of approximately $1,990 million in favor of IACI, maturing in May 2022, in order to implement the defeasance of the covenants attached to the VUE series A preferred stock.

(d) On December 23, 2003, Vivendi Universal received an underwritten commitment from two banks for a MAD 5 billion non recourse facility designed to finance part of the acquisition of a 16% equity interest in Maroc Telecom.

(e) As part of existing shareholder agreements (Maroc Telecom, SFR, Monaco Telecom,...), Vivendi Universal has obtained certain rights (pre-emption rights, priority rights,...) which enable it to control the capital structure of companies owned partially by other shareholders. Conversely, Vivendi Universal has granted similar rights to the latter in the event that it was to sell its interests to third parties.

Various other miscellaneous guarantees were received by the group for a total amount of approximately E393 million as of December 31, 2003.

         29.5. CONTINGENT LIABILITIES

LITIGATIONS

Securities Class Action

Vivendi Universal is a defendant, along with Messrs. Messier and Hannezo, in a consolidated class action suit filed with the US District Court for the Southern District of New York. On November 6, 2003, the Court granted and denied some of defendants' motions to dismiss and gave plaintiffs leave to replead one of their claims. Vivendi Universal and the plaintiffs have requested the Court to reconsider their motions and claims, respectively. The Court will render its decision, as well as order document production to commence during the first quarter of 2004.

Vivendi Universal views plaintiffs' claims as inadmissible, without foundation in fact or law, and intends to continue opposing them.

Autorite des Marches Financiers (the AMF; formerly, the Commission des Operations de Bourse or COB) Investigation

Following the investigation commenced by the AMF on July 4, 2002, Vivendi Universal received the AMF's official notice of grievance and report on September 12, 2003 and had access to all of the attachments thereto on October 31, 2003. In accordance with the rules applicable to this type of procedure, Vivendi Universal filed its written comments on March 10, 2004.

InterActiveCorp VS. Vivendi Universal

A number of Vivendi Universal group companies entered into a limited liability partnership agreement with InterActiveCorp (IACI) and some of its affiliates on May 7, 2002, thereby forming Vivendi Universal Entertainment LLPP (VUE). On April 15, 2003, IACI filed a petition with the Delaware Court of Chancery seeking an order for VUE, in which Vivendi Universal holds a 93% voting interest, to make certain tax distributions to IACI and its affiliates.

Vivendi Universal continues to challenge the foundation of IACI's position and its interpretation of the partnership agreement; therefore Vivendi Universal feels that it is not bound to provision any monies against such claims.

Internal Revenue Services (IRS)

Vivendi Universal, as a successor to Seagram's rights, received notification from the IRS on August 21, 2003 challenging the tax treatment of income stemming from the buyback by DuPont in April 1995 of 156 million of its own shares hitherto held by Seagram, as indicated in Seagram's 10 K form. The IRS is claiming additional tax of about $1.5 billion plus interest. On October 31, 2003, Vivendi Universal challenged this request before the U.S. Tax Court.

Vivendi Universal continues to feel that the tax treatment opted for in 1995 was perfectly in line with tax law in force at the time and considers that this dispute with the IRS is not likely to have any significant impact on its global financial situation. Furthermore, Vivendi Universal considers it has adequately provisioned its accounts.

Elektrim Arbitration

An initial arbitration ruled against Deutsche Telekom (DT) in April 2003: according to the award, the acquisition by Elektrim of 13.9% of Polska Telefonica Cyfrowa (PTC) shares was not deemed to be an infringement of the shareholders' agreement and did not impinge upon DT's right of first refusal.

                                                               French GAAP Basis

A second arbitration is currently under way, as DT claims it has been deprived of its right of first refusal on 48% of PTC equity, a claim Vivendi Universal challenges. Should the arbitral tribunal rule for DT, which seems unlikely, Vivendi Universal could be deemed liable for the first $100 million worth of damages awarded to DT on behalf of Elektrim, as well as for 50% of all damages awarded above and beyond $100 million.

Two further requests for arbitration were filed in August 2003: the first by Vivendi Universal and Vivendi Telecom International S.A. (VTI) with the London Court of International Arbitration, against Elektrim S.A., Elektrim Telekomunikacja (Telco) and Carcom Warszawa Sp. z o.o. (Carcom). The arbitral tribunal has been selected. No date for hearings has however yet been set.

The second request for arbitration has been filed by Elektrim S.A. with the Arbitration Tribunal of the Warsaw Chamber of Commerce, against Telco. To date, the arbitration tribunal has not been constituted.

Both these disputes have to do with the application of provisions of the September 3, 2001 shareholders' agreement between Elektrim, Telco, Carcom, Vivendi Universal and VTI, regarding representation in the statutory bodies of Telco.

OTHER

At December 31, 2003, different bonds issued by Vivendi Universal are outstanding which are exchangeable into shares of Vinci and Veolia Environnement or payable in cash. The terms of these bonds carry among others the payment of premium to bondholders at their maturity. These premiums potentially due amount to E111 million. At December 31, 2003, cumulative provisions amount to E67 million.

         29.6. COLLATERAL AND PLEDGES

The principal pledges and collateral issued by the Group on its assets are as follows:

- collateral issued by Vivendi Universal Entertainment in favor of banking institutions having provided the $920 million bridge loan and those being part of the securitization program. The loan will be reimbursed through 16 consecutive quarterly installments commencing on September 30, 2004. The securization program will mature in 2009.

- first ranking collateral issued to borrowers in connection with theE2.5 billion dual currency credit facility, available through 2006.

- first ranking pledge for 20% of the residual equity interest held by Vivendi Universal in Veolia Environnement, in favor of the holders of share options allocated on December 20, 2002, and exercisable up to December 23, 2004;

- second ranking collateral after that issued in connection with the E2.5 billion dual currency credit facility, and that issued to holders of call options on Veolia Environnement shares, allocated in connection with the E3 billion multicurrency revolving credit facility which matures on March 15, 2007;

- collateral on the assets of Universal Music Operations (UMO) in the United Kingdom, issued to lenders in connection with financing up to an amount of (pound)136 million set up on December 31, 2002 for a period of five years;

- cash collateral of $60 million put down by UMG with the court in charge of the TVT Records and TVT Music litigation.

- pledge on Maroc Telecom's shares held by Vivendi Universal to guarantee payment of the put option granted to the Kingdom in respect of a 16% stake in Maroc Telecom.

-    other collateral issued, to an amount of approximately E163 million.

         29.7. ENVIRONMENTAL MATTERS

Vivendi Universal's operations are subject to evolving and increasingly stringent environmental regulations. Vivendi Universal's operations are covered by insurance policies. At December 31, 2003, there were no significant environmental losses.

NOTE 30 STOCK BASED COMPENSATION

         30.1. EMPLOYEE STOCK OPTION PLANS

Since its creation through the merger transactions on December 8, 2000, Vivendi Universal has adopted several stock options plans under which options may be granted to employees to purchase Vivendi Universal common shares. For the most common plans, one third of the outstanding options vest annually at the end of each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date; the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.

For one exceptional performance-related plan, the "out-performance" plan granted on December 8, 2000, outstanding options vest after six years, but could be accelerated after three years based upon the performance of Vivendi Universal common stock versus a composite of the MSCI and Stoxx Media Indices. In any case, outstanding options expire before the 10th year following the date of the grant. No compensation expense has been recorded in connection with these plans.

Prior to the merger transactions, both Vivendi Universal and Canal+ Group had adopted various stock options plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of the grants; At Vivendi Universal, the strike prices were discounted 12.5% to 20% below the fair market value of the shares on the dates of the grants; at Canal+ Group, the discounts were between 0% and 10%. Under these plans, outstanding options vested over a 3 to 5 year period from the date of the grant, became exercisable over a 3 to 5 year period from the date of the grant and expired 5 to 10 years from the date of the grant. On December 8, 2000, outstanding options under the Canal+ Group options plans were converted to or replaced by Vivendi Universal stock options plans. On this date, the plans were modified so that the options vest in the same way as the new options of the most common plans of Vivendi Universal, described above. No compensation expense has been recorded in connection with these stock options plans.

At the end of 2002, Veolia Environnement was no longer considered as a subsidiary of Vivendi Universal, which implied a change of status of its employees, who are thus no longer considered as employees of Vivendi Universal. Some of these employees were granted stock-options of Vivendi Universal during the past three years and parts of these options were not vested at that date. Since no specific clause was included in the rules of the stock options plans that foresees the terms of a change of status of the grantees, the stock options were neither cancelled nor modified and vest in the same way than before the change of status.

In 2001 and 2002, Vivendi Universal granted stock-options to the employees of companies it acquired in order to replace their existing stock-options plans. The most important companies are InterActiveCorp, MP3.com and StudioCanal. The fair value of the stock options was recorded in addition to the purchase price.

In addition to the Vivendi Universal corporate plans described above, several consolidated subsidiaries maintained stock-based plans for their employees which are denominated in the subsidiary's stock. However, these plans are insignificant.

The fair value of Vivendi Universal options grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

                                          December 31,
                                       ------------------
                                       2003   2002   2001
                                       ----   ----   ----
Expected life (in years)                5,5    5,5    6,3
Interest rate                           3,9%   5,0%   4,9%
Volatility                             30,0%  60,0%  35,0%
Dividend yield                            0%     0%     1%

                                                               French GAAP Basis

Transactions involving the combined stock options of Vivendi Universal and Canal+ Group are summarized as follows:

                                                                 Exercise Price
                                                                    of Stock
                                              Stock Options         Options
                                               Outstanding        Outstanding
                                              -------------      --------------
BALANCE AT DECEMBER 31, 2001                     45 595 955      E         61,0
   Granted                                        3 186 392      E         19,2
   Adjusted                                       1 435 325      E         60,8
   Exercised                                       (176 510)     E         20,2
   Cancelled                                     (1 325 335)     E         56,9
                                              -------------      --------------
BALANCE AT DECEMBER 31, 2002                     48 715 827      E         58,5
   Granted                                       12 467 000      E         14,7
   Cancelled                                     (3 360 070)     E         63,2
                                              -------------      --------------
BALANCE AT DECEMBER 31, 2003                     57 822 757      E         48,8
                                              =============      ==============

On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 Vivendi Universal stock options on ADS's. Transactions involving the stock options on ADSs are summarized as follows:

                                                                    Weighted
                                                                    Average
                                                                 Exercise Price
                                                                     of ADS
                                                ADS Options          Options
                                                Outstanding        Outstanding
                                                -----------      --------------
BALANCE AT DECEMBER 31, 2001                     41 695 891      $         56,9
   Granted                                       10 096 389      $         26,5
   Adjusted                                       1 128 744      $         49,6
   Exercised                                     (1 212 832)     $         34,8
   Cancelled                                     (3 246 871)     $         63,7
                                                -----------      --------------
BALANCE AT DECEMBER 31, 2002                     48 461 321      $         49,0
   Granted                                        1 507 000      $         19,3
   Exercised                                       (231 093)     $         14,4
   Cancelled                                     (5 187 109)     $         46,9
                                                -----------      --------------
BALANCE AT DECEMBER 31, 2003                     44 550 119      $         48,4
                                                ===========      ==============

The following table summarizes information concerning currently outstanding and vested stock options and options on ADSs:

                                                       Weighted
                                         Weighted       Average                      Weighted
          Range of                       Average       Remaining                     Average
          Exercise            Number     Exercise     Contractual       Number       Exercise
           Prices          Outstanding    Price          Life           Vested        Price
           ------          -----------  ----------    -----------     ----------    -----------
                                        (in euros)    (in years)                     (in euros)
STOCK OPTIONS IN EUROS
  Under E20                 17 309 016  E     15,0           8,57      2 420 516    E      19,6
   E20 -E30                  1 580 226        26,1           1,48      1 580 226           26,1
   E30 -E40                  2 166 540        33,4           2,72      1 994 884           33,6
   E40 -E50                 11 719 243        47,5           5,34     11 719 243           47,5
   E50 -E60                    843 132        56,2           6,69        601 040           57,4
   E60 -E70                  5 450 089        62,3           4,52      5 450 089           62,3
   E70 -E80                 13 194 078        74,1           5,25      7 396 620           76,5
   E80 and more              5 560 433        94,3           5,66      5 560 433           94,3
                           -----------  ----------    -----------     ----------    -----------
                            57 822 757  E     48,8           6,06     36 723 051    E      59,3
                           ===========  ==========    ===========     ==========    ===========

STOCK OPTIONS ON ADS's IN US DOLLARS    (in dollars)  (in years)                    (in dollars)
      Under $20              4 499 051  $     15,8           7,31      1 955 666    $      15,6
      $20 - $30              3 582 574        23,5           7,56      1 875 871           23,7
      $30 - $40              3 286 476        36,2           2,17      2 924 462           36,4
      $40 - $50             16 165 950        44,1           4,37     13 765 142           44,2
      $50 - $60              3 166 484        57,9           4,99      3 146 808           57,9
      $60 - $70              7 115 021        65,7           5,07      7 112 441           65,7
      $70 - $80              6 626 138        73,8           6,01      6 626 138           73,8
      $80 and more             108 425       270,4           5,82        108 425          270,4
                           -----------  ----------    -----------     ----------    -----------
                            44 550 119  $     48,4           5,16     37 514 953    $      52,2
                           ===========  ==========    ===========     ==========    ===========

                                       92


                                                               French GAAP Basis

At December 31, 2003, 36 723 051 stock options and 37,514,953 stock options on ADS's were exercisable at weighted average exercise prices of E59.3 and $52.2, respectively. The options outstanding at December 31, 2003 expire in various years through 2013.

The weighted - average grant-date fair value of options granted during the year was E5.96 in 2003, E13.49 in 2002 and E23.51 in 2001.

         30.2. EMPLOYEE STOCK PURCHASE PLANS

Vivendi Universal maintains savings plans that allow substantially all full time non-US employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. The shares are sold to employees at a 15% discount from the lower of the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors and the market price on the date of authorization by the Board of Directors. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer.

Vivendi Universal maintains a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of non-French subsidiaries. At the end of a five-year period, the employees are given assurance that they will receive the maximum amount of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal is hedged through a trustee based in Jersey by Societe Generale.

Shares sold to employee stock purchase plans are as follows:

                                                                  December 31,
                                                       ---------------------------------
                                                         2003       2002         2001
                                                       -------     ---------   ---------
Number of shares                                       955 864     2 402 142   2 604 670
Proceeds on sales (in millions of euros)                    12            25         133
Average cost if treasury stock sales (in euros)             12            10          51

NOTE 31 SUBSEQUENT EVENTS

         31.1. DIVESTITURE OF BRAZILIAN PUBLISHING OPERATIONS

In February 2004, Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for approximately $40 million.

                                       93


                                                               French GAAP Basis